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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,         January                                       2006
                          -----------------------------------------    --------
Commission File Number    000-14620
                          -----------------------------------------    --------

                      Crystallex International Corporation
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

       18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

               Form 20-F                  Form 40-F  X
                         ----------                --------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                        No  X
                    ----------               ----------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


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

                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


  Document

     1           Material Change Report, dated December 28, 2005.

This report on Form 6-K is incorporated by reference into all of the Registrant's outstanding registration statements on Form F-2, F-3 and S-8 that have been filed with the Securities and Exchange Commission.

                                                                     DOCUMENT 1

                                 Form 51-102F3
                             Material Change Report


Item 1     Name and Address of Company

Crystallex International Corporation (the "Company")
18 King Street East
Suite 1210
Toronto, Ontario
M5C 1C4


Item 2     Date of Material Change

December 23, 2005


Item 3     News Release

A news release was issued under section 7.1 of National Instrument 51-102 and transmitted by CNW Group on December 23, 2005 in Canada.


Item 4     Summary of Material Change

On December 23, 2005, the Company announced that its subsidiaries had restructured their outstanding obligations to Standard Bank Plc to close out all outstanding gold forward sales and call option transactions and amend an existing credit agreement.


Item 5     Full Description of Material Change

On December 23, 2005, the Company announced that its subsidiaries had restructured their outstanding obligations to Standard Bank Plc to close out all outstanding gold forward sales and call option transactions and amend an existing credit agreement.

Pursuant to the restructuring:

o the gold forward sales and call options transactions were closed out and the resulting liabilities of approximately US$14.4 million were converted into a fully drawn term loan facility, which will be partially amortized over the next three years and will mature on December 31, 2008;

o the payment obligations with respect to the approximately US$2.05 million outstanding under the existing credit agreement and payable in January 2006 were restructured and coordinated with the payment terms of the new term loan facility; and

o the Company's existing guarantee will continue to apply to its subsidiaries' obligations under the term loan facility and the restructured credit agreement.

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                                     - 2 -


The obligations under the restructured credit agreement continue to be secured by charges against certain mining properties (other than the Las Cristinas Project and the Lo Increible operations) and a pledge of securities of certain of the Company's subsidiaries.

The principal amounts outstanding from time to time under the term loan facility and the restructured credit agreement bear interest at a rate per annum equal to LIBOR plus 2.5%. The Company's subsidiaries are required to make a single aggregate payment of US$150,000 per month on account of interest and principal under the term loan facility and the restructured credit agreement. They are also required to make additional principal repayments under the term loan facility and the restructured credit agreement in certain circumstances, including the issuance of equity or convertible or exchangeable debt securities of the Company and its subsidiaries other than pursuant to certain existing arrangements.

US$7.5 million of the principal amount outstanding under the term loan facility is exchangeable at the option of Standard Bank Plc for common shares of the Company at a price per common share equal to the lesser of the average market price of the common shares on the Toronto Stock Exchange ("TSX") for the five trading days preceding December 23, 2005 and the average market price of the common shares on the TSX for the five trading days preceding the exchange date. The exchange price per common share may not be less than C$2.00. The Company may require Standard Bank Plc to exercise its exchange right if the average market price of the common shares on the TSX for any five trading days after April 24, 2006 exceeds C$4.40 per share. If Standard Bank Plc does not exercise all of its exchange right in these circumstances, the remainder of the exchangeable portion of the debt under the term loan facility becomes non-exchangeable. The exchangeable portion of the debt under the term loan facility ranks subordinate by its terms to the senior unsecured notes of the Company due December 2011.

A copy of the credit agreement dated as of December 23, 2005 with respect to the term loan facility is attached to this material change report as Schedule "A".

A copy of the second amendment dated as of December 23, 2005 with respect to the restructured credit agreement (together with a copy of the first amendment and the credit agreement dated as of August 11, 2000) is attached to this material change report as Schedule "B".


Item 6     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.


Item 7     Omitted Information

No information has been omitted on the basis that it is confidential information.


Item 8     Executive Officer

Daniel R. Ross
Executive Vice President and Corporate Counsel
Telephone:  416.777.7323

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                                     - 3 -


Item 9     Date of Report

December 28, 2005


                                           CRYSTALLEX INTERNATIONAL CORPORATION


                                           By:    Daniel R. Ross
                                                -------------------------------
                                           Name:  Daniel R. Ross
                                           Title: Executive Vice President and
                                                  Corporate Counsel

                                  Schedule "A"

                   US$14.4 Million Term Loan Credit Agreement
                                 (see attached)

                                CREDIT AGREEMENT

                                  dated as of

                               December 23, 2005

                                    between

                                ECM (VENCO) LTD.

                                  as Borrower

                                      and

                      CRYSTALLEX INTERNATIONAL CORPORATION

                                  as Guarantor

                                      and

                               STANDARD BANK PLC
                    (formerly, Standard Bank London Limited)

                                   as Lender






ECM Credit Agreement

                                                              Execution Version



                               TABLE OF CONTENTS


ARTICLE 1             DEFINITIONS............................................1
         1.1          Defined Terms..........................................1
         1.2          Terms Generally.......................................12
         1.3          Accounting Terms; GAAP................................12
         1.4          Time..................................................12
         1.5          Permitted Liens.......................................12
         1.6          Schedules and Exhibits................................12

ARTICLE 2             THE LOAN..............................................13
         2.1          Loan..................................................13
         2.2          Interest..............................................13
         2.3          Failure of LIBOR......................................14
         2.4          Default Rate..........................................14
         2.5          Interest Payment Dates................................14
         2.6          Calculation of Interest...............................14
         2.7          Mandatory Payments....................................15
         2.8          Mandatory Principal Repayments on New Equity
                      Financing; Sale of Las Cristinas Assets...............15
         2.9          Mandatory Principal Repayment on Illegality; Change
                      of Control............................................16
         2.10         Intentionally Deleted.................................18
         2.11         Conversion Option.....................................18
         2.12         Evidence of Debt......................................20
         2.13         Voluntary Prepayments.................................20
         2.14         Increased Costs; Illegality...........................21
         2.15         Intentionally deleted.................................22
         2.16         Taxes.................................................22
         2.17         Currency..............................................23
         2.18         Payments..............................................23

ARTICLE 3             REPRESENTATIONS AND WARRANTIES........................24
         3.1          Organization; Powers..................................24
         3.2          Authorization; Validity, Enforceability...............24
         3.3          Governmental Approvals; No Conflicts..................24
         3.4          Financial Condition; No Material Adverse Effect.......25
         3.5          Legal Status..........................................25
         3.6          Litigation............................................25
         3.7          Compliance with Laws and Agreements...................26
         3.8          Taxes and Other Payments..............................26
         3.9          Deductions............................................26
         3.10         Disclosure............................................27
         3.11         Defaults..............................................27
         3.12         Indebtedness of the Borrower and the Guarantor........27

ARTICLE 4             CONDITIONS............................................27
         4.1          Effective Date........................................27



ECM Credit Agreement

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                                     -ii-


ARTICLE 5             AFFIRMATIVE COVENANTS.................................30
         5.1          Financial Statements and Other Information............30
         5.2          Existence; Conduct of Business........................31
         5.3          Payment of Obligations................................32
         5.4          Books and Records; Inspection Rights..................32
         5.5          Compliance with Laws..................................32
         5.6          Further Assurances....................................32
         5.7          Conversion Option.....................................32

ARTICLE 6             NEGATIVE COVENANTS....................................33
         6.1          Liens.................................................33
         6.2          Fundamental Changes...................................33
         6.3          Asset Dispositions, etc. .............................34
         6.4          Hedging Agreements....................................34

ARTICLE 7             EVENTS OF DEFAULT.....................................34
         7.1          Events of Default.....................................34

ARTICLE 8             MISCELLANEOUS.........................................38
         8.1          Notices...............................................38
         8.2          Waivers; Amendments...................................40
         8.3          Expenses; Indemnity; Damage Waiver....................40
         8.4          Successors and Assigns; Participations................42
         8.5          Survival..............................................43
         8.6          Counterparts; Integration; Closing....................43
         8.7          Severability..........................................44
         8.8          Right of Set Off......................................44
         8.9          Governing Law; Jurisdiction; Consent to Service
                      of Process............................................44
         8.10         WAIVER OF JURY TRIAL..................................45
         8.11         Headings..............................................45
         8.12         Confidentiality.......................................45




ECM Credit Agreement

                                                              Execution Version



                                CREDIT AGREEMENT


         THIS CREDIT AGREEMENT is dated as of December 23, 2005 and is entered into between ECM (Venco) Ltd., as Borrower, Crystallex International Corporation, as Guarantor, and Standard Bank Plc (formerly, Standard Bank London Limited), as Lender.

         WHEREAS the Borrower and the Lender are parties to a 1992 ISDA Master Agreement (Multi-currency cross-border) dated November 1, 2001 (the "Master Agreement").

         AND WHEREAS pursuant to a Corporate Guarantee dated March 12, 2003 issued by the Guarantor in favour of the Lender (the "Corporate Guarantee"), the Guarantor guaranteed the liabilities of certain of the Guarantor's subsidiaries, including but not limited to, the Borrower's liabilities under the Master Agreement.

         AND WHEREAS the Borrower and the Guarantor have instructed the Lender to close out those transactions outstanding under the Master Agreement (the "Close-Out").

         AND WHEREAS the Borrower has requested, and the Lender has agreed, to restructure the liabilities resulting from the Close-Out, including those liabilities of the Borrower to the Lender under the Master Agreement in respect of rolled-over hedges as set out in the Close-Out Confirmation (collectively, the "Debt Amount"), into a fully drawn term loan facility in the principal amount equal to the Debt Amount, between the Borrower and the Lender, and guaranteed by the Guarantor under the Corporate Guarantee, on the terms and conditions contained herein.

         NOW THEREFORE THIS CREDIT AGREEMENT WITNESSES that, for valuable consideration (the receipt and sufficiency of which are acknowledged by each of the parties to this Agreement), the parties to this Agreement agree as follows:

                                   ARTICLE 1
                                  DEFINITIONS

1.1 Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

         "Affiliate" of any Person means any other Person which, directly or indirectly, controls or is controlled by or under common control with such Person (excluding any trustee under, or any committee with responsibility for administering, any compensation, welfare or similar plan). A Person shall be deemed to be "controlled by" any other Person, if such other Person possesses, directory or indirectly, power:

         (a) to vote twenty percent (20%) or more of the securities (on a fully diluted basis) having ordinary voting power for the election of directors or managing general partners of such Person; or

         (b) to direct or cause the direction of the management and policies of such Person whether by contract or otherwise,



ECM Credit Agreement
         and for greater certainty, includes a Subsidiary.

         "Applicable Margin" means two and one-half percent (2.5%) per annum.

         "Bonanza" means Mineras Bonanza C.A., a Venezuela corporation, and its successors and permitted assigns.

         "Bonanza Credit Agreement" means the credit agreement dated as of August 11, 2000 among, inter alia, Mineras Bonanza C.A., Crystallex International Corporation and Standard Bank London Limited (now Standard Bank
Plc), as amended by first amendment to credit agreement dated as of October 26, 2001 and as it may be further amended, restated or supplemented from time to time.

         "Bonanza Credit Amending Agreement" means the second amendment to Credit Agreement dated as of the date hereof, restructuring the principal payments and the repayment provisions of the Bonanza Credit Agreement and delivered in connection with the Transactions.

         "Bonanza Credit Amending Agreement Invalidity Event" means the Bonanza Credit Amending Agreement is (i) declared to be void or voidable or repudiated by Bonanza, the Guarantor or any of the Project Parties (as defined therein),
(ii) the validity, binding effect, legality, or enforceability of the Bonanza Credit Amending Agreement is contested or challenged by any of the Borrower, Guarantor or any Project Party thereunder, or (iii) the opinions referred to in
Section 4.1(a)(iii) of the Bonanza Credit Amending Agreement are not delivered to the Lender by January 31, 2005.

         "Borrower" means ECM (Venco) Ltd., a Bermudian corporation, and its successors and permitted assigns.

         "Business Day" means any day that is not a Saturday, Sunday or other day on which commercial banks in London, England or New York, New York, USA are authorized or required by applicable law to remain closed and, for the purposes of the Lender's delivery of a Conversion Notice, any day on which the Toronto Stock Exchange is open for business.

         "Capital Lease Obligations" means all monetary obligations of any Person under any leasing or similar arrangement which, in accordance with GAAP, would be classified as capital leases on the balance sheet of such Person, and, for the purposes of this Agreement, the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

         "Change in Law" means (i) the adoption of any new Law after the Effective Date of this Agreement, (ii) any change in any existing Law or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement, (iii) compliance by the Lender (or, for purposes of Section 2.18(b), by any Lending Office of the Lender or by the Lender's or the Lender's holding company, if any) with any request, guideline or directive (whether or not having the force of law, but in the case of a request, guideline or directive not having the force of law, being a request, guideline or directive with which persons customarily comply in the ordinary course of business) of any Governmental Authority made or issued after the date of this Agreement, or (iv) any change in or abrogation of, or introduction, adoption,



ECM Credit Agreement
effectiveness, interpretation, reinterpretation or phase-in of any statute, law, rule or regulation applicable to the Lender.

         "Change of Control" means the occurrence of any of the following events:

         (a) an event which requires the filing of a report on Schedule 13D, TO, or 14D-1F (or any successor schedule, form or report) pursuant to the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), disclosing that any Person, other than the Guarantor, any Subsidiary (which for the purposes of this definition shall be as defined in the SA (as defined below)) of the Guarantor or any employee benefit plan of either the Guarantor or any Subsidiary of the Guarantor, has become the beneficial owner (as the term "beneficial owner" is defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of Voting Shares representing more than 50% of the total voting power attached to all Voting Shares of the Guarantor then outstanding; provided, however, that a person shall not be deemed to be the beneficial owner of, or to own beneficially, (i) any securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person until such tendered securities are accepted for purchase or exchange thereunder, or (ii) any securities if such beneficial ownership (A) arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation made pursuant to applicable law, and (B) is not also then reportable on Schedule 13D (or any successor schedule) under the Exchange Act;

         (b) an event which requires the filing of a report with any securities commission or securities regulatory authority in Canada, disclosing that any offeror (as the term "offeror" is defined in Section 89(1) of the Securities Act (Ontario) (the "SA") for the purpose of Section 101 of the SA, or any successor provision to either of the foregoing), other than the Guarantor, any Subsidiary of the Guarantor or any employee benefit plan of either the Guarantor or any Subsidiary of the Guarantor, has acquired beneficial ownership (within the meaning of the SA) of, or the power to exercise control or direction over, or securities convertible into, any voting or equity shares of the Guarantor, that together with the offeror's securities (as the term "offeror's securities" is defined in Section 89(1) of the SA or any successor provision thereto in relation to the voting or equity shares of the Guarantor) would constitute Voting Shares of the Guarantor representing more than 50% of the total voting power attached to all Voting Shares of the Guarantor then outstanding;

         (c) there is consummated any amalgamation, consolidation, statutory arrangement (involving a business combination) or merger of the Borrower or Guarantor (i) in which the Borrower or Guarantor, as applicable, is not the continuing or surviving company or corporation or (ii) pursuant to which any Voting Shares of the Borrower or Guarantor would be reclassified, changed or converted into or exchanged for cash, securities or other property, other than (in each case) an amalgamation, consolidation, statutory arrangement or merger of the Borrower or Guarantor in which the holders of the Voting Shares of the Borrower or the Guarantor, as applicable, immediately prior to the amalgamation, consolidation, statutory arrangement or merger have, directly or indirectly, more than 50% of the Voting Shares of the continuing surviving corporation immediately after such transaction; or

         (d) any Person or group of Persons shall succeed in having a sufficient number of its nominees elected to the board of directors of the Borrower or Guarantor such that such nominees, when added to any existing director remaining on the board of directors after such election who


ECM Credit Agreement
was a nominee of or is an Affiliate or related Person of such person or group of Persons, will constitute a majority of the board of directors.

         "Change of Control Closing" has the meaning given to it in Section 2.9(b).

         "Close-Out" has the meaning given to it in the Recitals to this Agreement.

         "Close-Out Confirmation" means the statement or confirmation generated by the Lender setting out the details of the calculation of the Debt Amount which will be restructured as the fully drawn Loan under this Agreement.

         "Commercial Bank" means any bank whose stock trades on any stock exchange or is regulated by a Governmental Authority; and in Canada, means any bank listed on any Schedule under the Bank Act.

         "Contingent Liability" means any agreement, undertaking or arrangement by which any Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to, or otherwise to invest in, a debtor, or otherwise to assure a creditor against loss) the indebtedness, obligation or any other liability of any other Person (other than by endorsements of instruments in the course of collection), or guarantees the payment of dividends or other distribution upon the shares of any other Person. The amount of any Person's obligation under any Contingent Liability shall (subject to any limitation set forth therein) be deemed to be the outstanding principal amount (or maximum principal amount, if larger) of the debt, obligation or other liability guaranteed thereby.

         "Conversion Option" in respect of the Lender, has the meaning specified in Section 2.11(a).

         "Conversion Notice" has the meaning given to it in Section 2.11(b).

         "Convertible Portion" has the meaning given to it in Section 2.1(b).

         "Corporate Guarantee" has the meaning given to it in the Recitals to this Agreement.

         "Crystallex Shares" has the meaning given to it in Section 2.11(a).

         "Crystallex Share Value" has the meaning given to it in Section
2.11(d).

         "Currency Due" has the meaning given to it in Section 2.17.

         "Date of Conversion" has the meaning given to it in Section 2.11(b).

         "Debt Amount" has the meaning given to it in the Recitals to this Agreement.

         "Default" means any event or condition which constitutes an Event of Default or which, upon notice, lapse of time or both, would, unless cured, remedied or waived, become an Event of Default.


ECM Credit Agreement

         "Disclosed Matters" means the actions, suits and proceedings disclosed in Schedule B.

         "Effective Date" means the date on which all of the conditions specified in Section 4.1 are satisfied or waived (in accordance with Section 8.2) and the obligation of the Lender to restructure the Debt Amount into the Loan, on the terms and conditions set out herein, is effective.

         "Environmental Law" means, with respect to any Person, any applicable Law relating to or imposing liability or standards of conduct concerning public health and safety and the protection of the environment that is applicable to such Person.

         "Environmental Liability" means, with respect to any Person, any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), directly or indirectly resulting from or based upon (a) the violation of any Environmental Law, (b) the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling or disposal of any hazardous materials, (c) exposure to any hazardous materials, (d) the release or threatened release of any hazardous materials into the environment, or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

         "Equity Financing" means any agreement, direct or indirect, to sell, agree or offer to sell, grant any option for the sale of, or otherwise dispose of any shares or any security convertible or exchangeable into shares of the Borrower, Guarantor, Bonanza or any of their respective Subsidiaries, including that portion of the Indebtedness under any debt financing that is convertible into or exchangeable for shares of the Borrower, Guarantor, Bonanza or any of their respective Subsidiaries, but excluding company stock option plans, shareholder rights plans or profit sharing plans.

         "Event of Default" has the meaning given to it in Section 7.1.

         "Financial Officer" means the chief financial officer, principal accounting officer, treasurer or controller of the Guarantor.

         "Financing Documents" means this Agreement, and all Exhibits and Schedules to this Agreement, the Bonanza Credit Amending Agreement and all Exhibits and Schedules to the Bonanza Credit Amending Agreement, the Transaction Documents set out in Section 4.1(g) hereof, the Corporate Guarantee, and any undertakings given by the Borrower or Guarantor in connection with any of the foregoing, as they may be amended, modified or supplemented from time to time, and any other document, instrument or agreement now or hereafter entered into in connection with this Agreement, as such documents, instruments or agreements may be amended, modified or supplemented from time to time.

         "Fiscal Quarter" means any fiscal quarter of the Borrower.

         "Fiscal Year" means any fiscal year of the Borrower.

         "GAAP" means generally accepted accounting principles in Canada as in effect on the date hereof.

ECM Credit Agreement

         "Governmental Authority" means any country or nation or any political subdivision thereof, whether provincial, state, territorial or local, and any agency, authority, instrumentality, regulatory body, court, central bank, fiscal or monetary authority or other authority regulating financial institutions, and any other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

         "Guarantor" means Crystallex International Corporation.

         "Hedging Agreements" means commodity swap agreements, interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, and all other agreements, options or arrangements designed to protect such Person against fluctuations in interest rates, currency exchange rates or precious metal prices.

         "Hold Period" has the meaning given to it in Section 2.11(c).

         "Impermissible Qualification" means, relative to the opinion or report of any independent certified public accountant or any independent chartered accountant as to any financial statement of the Borrower or the Guarantor, any qualification or exception to such opinion or report which relates to any limited scope of examination of matters relevant to such financial statement which has resulted from any action of the Borrower or the Guarantor, as applicable, the result of which is, directly or indirectly, to prevent such accountant from making such examination as such accountant deems appropriate.

         "Indebtedness" of any Person includes, without duplication:

         (a) all obligations of such Person for borrowed money or metals (including gold) or with respect to deposits or advances of any kind and all obligations of such Person evidenced by bonds, debentures, notes or similar Instruments upon which interest charges are customarily paid;

         (b) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit, whether or not drawn, letters of guarantee, and bankers' acceptances and similar instruments, in each such case as are issued for the account of such Person;

         (c) all Capital Lease Obligations of such Person;

         (d) the net amount of indebtedness, liabilities and obligations of such Person under Hedging Agreements;

         (e) all obligations of such Person to pay the deferred purchase price of property or services, and indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse and whether or not such indebtedness is included as liabilities in accordance with GAAP;

         (f) all Contingent Liabilities of such Person in respect of any of the foregoing items which are the obligations of any Person; and


ECM Credit Agreement

         (g) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured
by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed.

         "Indemnified Taxes" means all Taxes, other than income or franchise Taxes, imposed on (or measured by) the recipient's net income or capital Taxes imposed on (or measured by) the recipient's taxable capital, in each case by the jurisdiction under the Laws of which such recipient is organized or in which its principal office or Lending Office is located.

         "Indemnitee" has the meaning given to it in Section 8.3(b).

         "Instrument" means any contract, agreement, indenture, mortgage, document or writing (whether by formal agreement, letter or otherwise) under which any obligation is evidenced, assumed, or undertaken, or any Lien (or right or interest therein) is granted or perfected or purported to be granted or perfected.

         "Interest Payment Date" has the meaning given to it in Section 2.5.

         "Interest Period" means the period commencing on the Effective Date until the first Payment Instalment Date provided for herein and thereafter on the date immediately after the previous applicable Payment Instalment Date until the next applicable Payment Instalment Date; provided that: (a) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next immediate Business Day, and (b) no Interest Period shall extend beyond the Maturity Date.

         "Judgment Currency" has the meaning given to it in Section 2.17.

         "Las Cristinas Project" means the acquisition, exploration, development and exploitation of the mineral deposits located in the areas of the gold mineral concessions known as Cristinas 4, 5, 6 and 7 in the Municipality of Sifontes, Bolivar State, Venezuela.

         "Las Cristinas Sale" means a transaction as a result of which the Guarantor ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project assets.

         "Laws" means all federal, provincial, municipal, foreign and international statutes, acts, codes, ordinances, decrees, treaties, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards or any provisions of the foregoing, including general principles of common and civil law and equity, and all policies, practices and guidelines of any Governmental Authority binding on or affecting the Person referred to in the context in which such word is used (including, in the case of tax matters, any accepted practice or application or official interpretation of any relevant taxation authority); and "Law" means any one or more of the foregoing.

         "Lender" means Standard Bank Plc and any other Person that shall have become a party hereto pursuant to Section 8.4 hereof.



ECM Credit Agreement

         "Lending Office" means (a) with respect to the original Lender, the office of the Lender located at Barclays Bank Plc, 222 Broadway, New York, New York, U.S.A. or such other office of the Lender as may be designated from time to time by written notice from the Lender to the Borrower and Guarantor, and
(b) with respect to any assignee Lender, the office of such assignee Lender as designated as such in the Lender assignment agreement pursuant to which it became an assignee Lender or as may be designated from time to time by written notice from such assignee Lender to the Borrower and Guarantor.

         "LIBOR" or "LIBOR Rate" for an Interest Period shall mean an annual interest rate, expressed on the basis of a 360 day year, equal to:

         (a) the annual interest rate for deposits of U.S. Dollars for a maturity most nearly comparable to such Interest Period which appears on page Q LIBOR 01 of the Reuters Screen as of 11:00 a.m. (London time) on the second Business Day prior to the commencement of such Interest Period or, if such Reuters Screen rate is not available on such day, there shall be substituted for such rate the annual interest rate for deposits of U.S. Dollars for a maturity most nearly comparable to such Interest Period which appears on the LIBOR page of the Reuters Screen as of 11:00 a.m. (London time) on the second Business Day prior to the commencement of such Interest Period;

         (b) if any such rate is not available on any day, there shall be substituted for such rate the interest rate at which deposits of U.S. Dollars are offered by the Lender to leading banks in the London interbank market as of 11:00 a.m. (London time) on the second Business Day prior to the commencement of such Interest Period, for delivery on the first day of such Interest Period for the number of days comprised in such Interest Period and in an amount equal to the amount of the Loan; and

         (c) for any Interest Period which is for a period of less than 30 days, the rate of interest applicable for such Interest Period shall be the annual interest rate for deposits of U.S. Dollars, determined in accordance with clauses (a) and (b) above, for a maturity of 30 days.

         "Lien" means, (a) with respect to any asset, any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge, security interest, royalty interest, adverse claim, defect of title or right of set off in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease, title retention agreement or consignment agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to any asset, (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities, (d) any netting arrangement, defeasance arrangement or reciprocal fee arrangement, and (e) any other arrangement having the effect of providing security.

         "Loan" has the meaning given to it in Section 2.1.

         "Mandatory Cost Rate" means such costs expressed as a percentage rate per annum as are required from time to time to compensate the Lender for the cost of compliance with the requirements of the United Kingdom Financial Services Authority or any other authority which replaces all or any of its functions.

         "Master Agreement" has the meaning given to it in the Recitals to this Agreement.

ECM Credit Agreement

         "Material Adverse Change" means any event, development or circumstance that, individually or in the aggregate, has had or could in the opinion of the Lender reasonably be expected to have a Material Adverse Effect.

         "Material Adverse Effect" means a material adverse effect on (a) the business, assets, operations, prospects or condition, financial or otherwise, of the Guarantor and its Subsidiaries taken as a whole, (b) the validity or enforceability of this Agreement or any of the other Financing Documents or the rights and remedies of the Lender thereunder, or (c) the ability of the Borrower or the Guarantor to make any payment or perform any obligation under this Agreement or any other Financing Document.

         "Maturity Date" means December 31, 2008.

         "Net Proceeds" means with respect to any New Equity Financing or Las Cristinas Sale, the gross amount received by the Borrower, Guarantor or Bonanza from such New Equity Financing or Las Cristinas Sale, as applicable, net of all fees and expenses paid by the Borrower, Guarantor or Bonanza in connection therewith, including fees of agents/underwriters and financial advisors, legal fees (of both the issuer and agents/underwriters), accounting fees, listing and registration fees and costs, printing costs, out of pocket expenses of agents/underwriters and any other advisors.

         "New Equity Financing" means any Equity Financing completed by the Borrower, Guarantor or Bonanza after the date hereof but does not include the Equity Financing completed by the Guarantor pursuant to: (i) the common share purchase agreement between the Guarantor and Azimuth Opportunity, Ltd. dated as of September 14, 2005, (ii) any securities convertible or exchangeable into or exercisable for Crystallex Shares outstanding on the date of this Agreement as set out in Schedule A, or (iii) the Memorandum of Agreement dated December 7, 2005 between ECM (Venco) Ltd., the Guarantor and Corporacion Vengroup, S.A. (a copy of which has been delivered by the Guarantor to the Lender).

         "Non-Convertible Portion" has the meaning given to it in Section 2.1(b) and shall include any amounts transferred from the Convertible Portion of the Loan pursuant to Section 2.11(f) of this Agreement.

         "Notes" has the meaning given to it in Section 2.1(h).

         "Payment Instalment" has the meaning given to it in Section 2.7(a).

         "Payment Instalment Date" has the meaning given to it in Section
2.7(a).

         "Permitted Liens" means:

         (a) in respect of the Borrower:

                  (i) undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with applicable Law or of which written notice has not been duly given in accordance with applicable Law or which although filed or registered, relate to obligations not due or delinquent;

ECM Credit Agreement

                  (ii) servitudes, easements, rights-of-way, restrictions and other similar encumbrances on real property imposed by Law or incurred in the ordinary course of business and encumbrances consisting of zoning or building restrictions, easements, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material, and which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of the Borrower or the Guarantor;

                  (iii) Liens in favour of the Lender granted pursuant to this Agreement or any other Financing Document;

                  (iv) Liens securing Indebtedness permitted by paragraph (c) and (e) of the definition of "Indebtedness" herein, provided, however, that any such Lien shall attach only to the equipment in respect of which such Indebtedness is incurred;

                  (v) Liens imposed by any Governmental Authority for Taxes not yet due and delinquent or which are being contested in good faith in accordance with Section 5.3, and, during such period during which such Liens are being so contested, such Liens shall not be executed on any of the assets of the Borrower or the Guarantor;

                  (vi) carrier's, warehousemen's, mechanics', materialmen's, repairmen's, construction and other like Liens arising by operation of Law, arising in the ordinary course of business, which are not overdue or which are being contested in good faith and by appropriate proceedings, and, during such period during which such Liens are being so contested, such Liens shall not be executed on any of the assets of the Borrower or the Guarantor; provided that the Borrower or the Guarantor, as applicable, shall have set aside on its books reserves deemed adequate therefore in accordance with GAAP and not resulting in qualification by auditors;

                  (vii) Liens incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance or other forms of government insurance or benefits, or to secured performance of other forms of governmental insurance or benefits, or to secured performance of tenders, statutory obligations, leases or contracts (other than for borrowed money) entered in the ordinary course of business or to secure obligations on surety or appeal bonds;

                  (viii) Liens of or resulting from any judgement or award, which does not exceed US$500,000 (or the equivalent thereof in any other currency), in existence for less than 21 days or in respect of which the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which the Borrower, the Guarantor or their Subsidiaries shall at any time in good faith be prosecuting an appeal or proceeding for review and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured or the payment of which is covered in full (subject to a customary deductible) by insurance maintained with responsible insurance companies;

         (b) in respect of the Guarantor, "Permitted Encumbrances" as defined under the Trust Indenture; provided, however, that:

ECM Credit Agreement

                  (i) for the purposes of this section, "Trust Indenture" means the Trust Indenture existing as of the date hereof; and

                  (ii) the Project Secured Indebtedness (as defined under the Trust Indenture) shall be subject to the Project Secured Indebtedness Limit set out in Section 6.8(b) thereof.

         "Person" includes any natural person, corporation, company, limited liability company, trust, joint venture, association, incorporated organization, partnership, Governmental Authority or other entity.

         "Process Agent" means an agent for service of process in Ontario.

         "Subsidiary" means, with respect to any Person, any company or corporation at least a majority or more of the outstanding shares or shares of capital stock of which having ordinary voting power to elect a majority of the board of directors or other governing body of such company or corporation (irrespective of whether at the time shares or capital stock of any other class or classes of such company or corporation shall or might have voting power upon the occurrence of any contingency) is at the time owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person.

         "Taxes" means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax, including federal, provincial, state, municipal or other governmental pension plan contributions, unemployment insurance payments and workers' compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties with respect thereto, imposed by any Governmental Authority (including federal, state, provincial, municipal and foreign Governmental Authorities), and whether disputed or not.

         "Transactions" means the execution, delivery and performance by the Borrower and the Guarantor of this Agreement and the other Financing Documents and the restructuring of the Debt Amount into the Loan pursuant to the terms and conditions of this Agreement.

         "Trust Indenture" means the Trust Indenture between the Guarantor, as issuer, and CIBC Mellon Trust Company, as trustee, dated December 23, 2004; as supplemented by First Supplement to Trust Indenture dated as of December 23, 2004 and Second Supplement to Trust Indenture dated as of September 14, 2005, and (except as otherwise provided for herein) as it may be further amended, restated or supplemented from time to time.

         "U.S. Dollars" and "U.S.$" refer to lawful money of the United States of America.

         "Venezuelan Branch" means the Venezuelan permanent establishment through which the Guarantor is carrying out the Las Cristinas Project.

         "Voting Shares" means the shares in the capital of a corporation having voting power under ordinary circumstances to vote in the election of directors of such company or corporation.


ECM Credit Agreement

1.2 Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". Unless the context requires otherwise (a) except as otherwise expressly set out herein, any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or section as amended, restated or re-enacted from time to time, (c) any reference herein to any Person shall be construed to include such Person's successors and permitted assigns, (d) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (e) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement.

1.3 Accounting Terms; GAAP. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time.

1.4 Time. All time references herein shall, unless otherwise specified, be references to local time in London, England. Time is of the essence of this Agreement and the other Financing Documents.

1.5 Permitted Liens. Any reference in any of the Financing Documents to a Permitted Lien is not intended to subordinate or postpone, and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, any Lien created by any of the Financing Documents to any Permitted Lien.

1.6 Schedules and Exhibits. The following Schedules and Exhibits shall form part of this Agreement:

Schedule A        Existing Convertible Securities
Schedule B        Disclosed Matters
Schedule C        Governmental Approvals
Schedule D        Litigation
Schedule E        Tax and Other Payments
Schedule F        Defaults

Exhibit "1"       Mandatory Repayment Schedule for New Equity Financing Net
                  Proceeds of Less than U.S. $100 Million
Exhibit "2"       Mandatory Repayment Schedule for New Equity Financing Net
                  Proceeds of U.S.$100 Million or More
Exhibit "3"       Conversion Notice


ECM Credit Agreement

                                   ARTICLE 2
                                    THE LOAN

2.1      Loan.

         (a) Subject to the terms and conditions set forth herein, the Lender agrees that, as of the Effective Date, it will restructure the Debt Amount as calculated in the Close-Out Confirmation as a loan in the principal amount ofU.S.$14,315,000 plus an amount equal to the accrued interest on the Debt Amount calculated in accordance with the Master Agreement from the effective date of the Close-Out to the Effective Date under this Agreement (collectively, the "Loan").

         (b) Subject to Sections 2.11(f)(ii) and 2.11(h) of this Agreement, Seven Million Five Hundred Thousand United States Dollars (U.S.$7,500,000) of the principal amount of the Loan (the "Convertible Portion ") is subject to the Conversion Option of the Lender described in Section 2.11 below. The balance of the Loan (the "Non-Convertible Portion") is not subject to such Conversion Option.

         (c) All obligations of the Borrower in respect of the Loan, including all obligations and liabilities of the Borrower under this Agreement and the other Financing Documents, shall be guaranteed by the Guarantor under the Corporate Guarantee and the Guarantor covenants and agrees to cause the Borrower to perform all of its obligations and liabilities under this Agreement and the other Financing Documents.

2.2      Interest.

         (a) The Borrower shall pay interest on the principal amount of the Loan outstanding from time to time at a rate per annum equal to the sum of (a) LIBOR, (b) the Applicable Margin, and (c) the Mandatory Cost Rate as in effect from time to time with respect to the Lender. Subject to paragraphs (a) and (b) of the definition of Interest Period, whenever any payment to be made is otherwise due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension of time shall be included in computing interest, if any, in connection with such payment.

         (b) To the extent that the Interest Act (Canada) is applicable, and for the purposes of disclosure thereunder, whenever any interest or any fee to be paid hereunder or in connection herewith is to be calculated on the basis of a 360-day year, the yearly rate of interest to which the rate used in such calculation is equivalent to the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360. The rates of interest under this Agreement are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

         (c) If any provision of this Agreement would oblige the Borrower or Guarantor to make any payment of interest or other amount payable to the Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by that Lender of "interest" at a "criminal rate" (as such terms are construed under the Criminal Code (Canada), to the extent that such statute is applicable), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as


ECM Credit Agreement
the case may be, as would not be so prohibited by Law or so result in a receipt by that Lender of "interest" at a "criminal rate", such adjustment to be effected, to the extent necessary (but only to the extent necessary), by reducing any fees, commissions, premiums and other amounts required to be paid to the Lender which would constitute interest for purposes of Section 347 of the Criminal Code (Canada).

2.3      Failure of LIBOR.

         (a) If at any time the Lender shall determine (which determination shall be conclusive and binding) that by reason of circumstances affecting the London interbank market or any other relevant financial market or the position of such Lender in any such market adequate and reasonable means do not exist for ascertaining the LIBOR to be applicable during any Interest Period, then the Lender shall give notice of such event (by telephone to be confirmed the same day in writing) or by facsimile to the Borrower.

         (b) As soon as practicable following the giving of notice described in clause (a) above, the Lender and the Borrower shall negotiate for a period not exceeding 30 days with a view to agreeing to an alternative basis for calculating the LIBOR component of interest applicable on the unpaid principal amount of the Loan under this Agreement. During such period, interest shall accrue on the unpaid principal amount of the Loan at the rate applicable to the Loan immediately prior to the giving of such notice. If no such alternative basis is agreed within such time period, the unpaid principal amount of the Loan shall bear interest at a rate per annum equal to the sum of (i) the cost to the Lender of funding the Loan (as determined by the Lender which determination shall, in the absence of manifest error, be conclusive and binding on the Borrower), (ii) the Applicable Margin, and (iii) the Mandatory Cost Rate as in effect from time to time with respect to the Lender.

         (c) As an alternative to clause (b) above, the Borrower may at any time 31 days after the occurrence of an event described in clause (a) above, prepay the principal amount of the Loan then outstanding, together with all interest accrued thereon and any other amounts owed by the Borrower to the Lender pursuant to this Agreement and the other Financing Documents.

2.4 Default Rate. Notwithstanding the foregoing, if any principal amount or interest on the Loan or any fee or other amount payable by the Borrower hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to the sum of (a) LIBOR, (b) the Applicable Margin, (c) the Mandatory Cost Rate, and (d) five percent (5%).

2.5 Interest Payment Dates. Accrued interest on the Loan shall be payable by the Borrower in arrears on the last day of each Interest Period and in the event of any repayment or prepayment of the Loan pursuant to Sections 2.8, 2.9,
2.13 or 2.14 of this Agreement, accrued interest on the principal amount repaid or prepaid shall be payable by the Borrower on the date of such repayment or prepayment (each, an "Interest Payment Date").

2.6 Calculation of Interest. All interest hereunder shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable LIBOR Rate shall be determined by the Lender, and such determination shall be conclusive absent manifest error.

ECM Credit Agreement

2.7      Mandatory Payments.

         (a) Subject to Sections 2.7(c) and (d), on the Effective Date and thereafter on the first day of each month until the Maturity Date (each, a "Payment Instalment Date"), the Borrower shall pay to the Lender the amount of One Hundred Twelve Thousand Five Hundred United States Dollars (U.S.$112,500) (a "Payment Instalment"). All Payment Instalments made by the Borrower under this Agreement shall be applied by the Lender first against accrued and unpaid interest on the Loan and then against the outstanding principal amount of the Non-Convertible Portion of the Loan in permanent reduction thereof.

         (b) In the event that the Non-Convertible Portion of the Loan, together with all accrued interest thereon, has been fully repaid by the Borrower prior to the Maturity Date, the Lender may, at its sole option and discretion, and from time to time by written notice to the Borrower at least one (1) Business Day prior to each subsequent Payment Instalment Date, elect either (i) to reduce the amount of the Payment Instalment due on such Payment Instalment Date to the amount of accrued and unpaid interest on the Convertible Portion of the Loan payable on such Payment Instalment Date, or (ii) to maintain the amount of the Payment Instalment due on such Payment Instalment Date at One Hundred Twelve Thousand Five Hundred United States Dollars (U.S.$112,500) or such other amount pursuant to Section 2.7(d) below, in which case the Payment Instalment shall be applied first against accrued and unpaid interest on the Convertible Portion of the Loan and then against the outstanding principal amount of the Convertible Portion of the Loan in permanent reduction thereof. If the Lender does not make either election at least one (1) Business Day before a Payment Instalment Date, the Lender shall be deemed to have elected clause (i) above. An election made, or deemed to have been made, pursuant to this Section 2.7(b), shall apply to each subsequent Payment Instalment unless and until the Lender changes its election by providing notice to the Borrower of such change at least one (1) Business Day before the next applicable Payment Instalment Date, in which case the changed election shall apply to the next Payment Instalment and all subsequent Payment Instalments unless subsequently changed by an election of the Lender in accordance with this Section 2.7(b). For greater certainty, the Lender shall be permitted to change its election from time to time and at its sole discretion and as many times as it deems appropriate, subject to providing the Borrower with the required notice set out in this Section.

         (c) On the Maturity Date, the Borrower hereby unconditionally promises to pay to the Lender the then unpaid principal amount of the Loan, together with all accrued and unpaid interest thereon and all other amounts owing to the Lender under this Agreement and the other Financing Documents.

         (d) Notwithstanding any other provision of this Agreement, the Borrower agrees that upon the occurrence of a Bonanza Credit Amending Agreement Invalidity Event, the Payment Instalment required under Section 2.7(a) and
(b)(ii) above shall be increased to One Hundred Fifty Thousand United States Dollars (U.S.$150,000).

2.8 Mandatory Principal Repayments on New Equity Financing; Sale of Las Cristinas Assets.

         (a) Subject to Sections 2.8(d) and (e), in addition to the Payment Instalments set out in Section 2.7 above, on the closing of each New Equity Financing resulting in Net Proceeds of less than U.S.$100 Million, the Borrower shall pay or cause to be paid to the Lender an amount equal to seventy-five percent (75%) of the amount calculated after applying the formula set forth opposite the Net Proceeds generated by each such New Equity Financing on Exhibit "1" hereto.

ECM Credit Agreement

         (b) Subject to Sections 2.8(d) and (e), in addition to the Payment Instalments set out in Section 2.7 and the payments set out in Section 2.8(a), on the closing of a New Equity Financing resulting in Net Proceeds of U.S.$100 Million or more, the Borrower shall pay or cause to be paid to the Lender an amount equal to seventy-five percent (75%) of the amount calculated in accordance with Exhibit "2" hereto, based on the period in which the closing of the New Equity Financing occurred, less any payments received by the Lender pursuant to Section 2.8(a). The obligation of the Borrower under this Section 2.8(b) shall apply once only, in respect of the first New Equity Financing resulting in Net Proceeds of U.S.$100 Million or more.

         (c) Subject to Section 2.8(d) and (e), in addition to the Payment Instalments set out in Section 2.7 and the payment of amounts set out in Sections 2.8(a) and (b), as soon as practicable and no later than 35 Business Days after the closing of a Las Cristinas Sale resulting in Net Proceeds in excess of the Change of Control Purchase Price for the Series 1 Notes and Series 2 Notes (as defined in the Trust Indenture as exists on the date hereof) required to be paid by the Guarantor to the holders of such notes under the Trust Indenture as a result of the Las Cristinas Sale, the Borrower shall pay or cause to be paid to the Lender an amount equal to seventy-five percent (75%) of such excess. For greater certainty, and notwithstanding any other provision contained herein, this Section 2.8(c) is not intended to subordinate or postpone, and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, the Indebtedness arising under this Agreement and the other Financing Documents in favour of the Lender to the Indebtedness arising under the Trust Indenture.

         (d) Notwithstanding Sections 2.8(a), (b) and (c) of this Agreement, the maximum amount payable to the Lender at any time pursuant to Sections 2.8(a), (b) or (c) shall be the then outstanding principal balance owing under the Loan. Each of the payments made by the Borrower to the Lender pursuant to Sections 2.8(a), (b) and (c) above, shall be applied by the Lender first against the then outstanding principal balance owing under the Non-Convertible Portion of the Loan in permanent reduction thereof and then if elected by the Lender by notice in writing to the Borrower and the Guarantor within five (5) Business Days of receipt of any such payment, to be applied against the principal amount of the Convertible Portion of the Loan. Any part of any such payment received by the Lender and not applied against the Convertible Portion of the Loan as aforesaid shall be forthwith repaid to the Borrower.

         (e) In the event that the Borrower is required to make any payments pursuant to Sections 2.8(a), (b) or (c) hereof and (A) all Indebtedness and obligations of the Borrower and the Project Parties (as defined in the Bonanza Credit Agreement) under the Bonanza Credit Agreement and the Loan Documents (as defined therein) have been repaid and satisfied in full, or (B) upon the occurrence of a Bonanza Credit Amending Agreement Invalidity Event, then one hundred percent (100%) of the amount payable under Sections 2.8(a), (b) and (c) hereof shall be paid or cause to be paid by the Borrower to the Lender and applied to the Loan in accordance with Section 2.8(d) hereof.

2.9 Mandatory Principal Repayment on Illegality; Change of Control. Notwithstanding any other provision of this Agreement or any other Financing
Document:

         (a) in the event of the occurrence of an event specified in Section 2.14(d) hereof, the Borrower shall forthwith and in any event no later than ten
(10) Business Days after such occurrence, pay or cause to be paid the then unpaid principal amount of the Loan, together with all


ECM Credit Agreement
accrued interest thereon and all other amounts payable by the Borrower to the Lender under this Agreement.

         (b) in the event of any publicly announced transaction or event which could result in a Change of Control, the Borrower and the Guarantor shall:

          (i) forthwith provide written notice to the Lender of such proposed or pending transaction or event which could result in the Change of Control. Upon receipt of such notice, the Lender may deliver a Conversion Notice to the Borrower and Guarantor no later than three (3) Business Days prior to the record date or expiry date of the Change of Control transaction (as applicable) to exercise the Conversion Option in respect of all or any part of the then unpaid principal amount of the Convertible Portion of the Loan. In the event that the Borrower or the Guarantor fails to provide the notice referred to above, the Lender shall have until the record date or the expiry date of the Change of Control transaction (as applicable) to deliver a Conversion Notice. In the event the Lender exercises the Conversion Option as contemplated by this Section 2.9(b), the Borrower or the Guarantor shall promptly issue and deliver, or cause to be issued and delivered, as applicable, the Crystallex Shares to the Lender and to take all necessary additional action so as to allow the Lender to tender into, or otherwise participate as a holder of Crystallex Shares in, the transaction or event that results in the Change of Control. If the Conversion Notice is for less than all of the unpaid principal portion of the Convertible Portion of the Loan, or if no Conversion Notice is delivered by the Lender within the time periods set out in this
               Section 2.9(b), the Borrower shall, in addition to the amounts set out in clause (ii) below, forthwith (and the Guarantor shall cause the Borrower to forthwith) and in any event no later than 35 Business Days after the closing of a Change of Control transaction (the "Change of Control Closing"), pay, or cause to be paid, all or any part, or any portion of the then unpaid principal amount of the Convertible Portion of the Loan, together with all accrued interest thereon, and all other amounts payable by the Borrower to the Lender in respect of the Convertible Portion of the Loan in accordance with this Agreement and the other Financing Documents; and

          (ii) forthwith and in any event no later than 35 Business Days after the Change of Control Closing, pay or cause to be paid the then unpaid principal amount of the Non-Convertible Portion of the Loan, together with all accrued interest thereon and all other amounts payable by the Borrower to the Lender in respect of the Non-Convertible Portion of the Loan in accordance with this Agreement and the other Financing Documents.

         (c) Intentionally Deleted.

         (d) In the event that the Lender elects to exercise its Conversion Option under Section 2.9(b) above, any accrued and unpaid interest up to the Date of Conversion on the then unpaid principal amount of the Convertible Portion of the Loan exchanged for the Crystallex Shares shall be payable by the Borrower to the Lender on such Date of Conversion.

ECM Credit Agreement

2.10     Intentionally Deleted.

2.11     Conversion Option.

         (a) Conversion. Subject to and upon compliance with the provisions of this Section, all or any part of the principal amount of the Convertible Portion of the Loan may, at the option of the Lender, at any time and from time to time, prior to the earlier of: (i) the Maturity Date; and (ii) subject to
Section 2.9(b), three (3) Business Days prior to the record date or expiry date (as applicable in respect of a Change of Control transaction or event, be exchanged by the Lender (the "Conversion Option") for fully paid, non-assessable and freely tradeable common shares of the Guarantor ("Crystallex Shares"). The Conversion Option granted to the Lender hereunder is an option only, to be exercised at the Lender's sole and absolute discretion, and notwithstanding any other provision of this Agreement, the Lender is under no obligation whatsoever at any time to exercise the Conversion Option. The Conversion Option will terminate immediately upon the completion of the transaction or event which results in a Change of Control.

         (b) Exercise of Conversion. In order to exercise the Conversion Option, the Lender shall by written notice executed by the Lender stating that it elects to exchange all or any part of the principal amount of the Convertible Portion of the Loan in the principal amount set out in such notice for the number of Crystallex Shares determined in accordance with paragraph (d) below, such notice to be in substantially the form of Exhibit "3" (the "Conversion Notice"). The number of Crystallex Shares set out in any Conversion Notice shall be binding on the parties hereto, absent manifest or mathematical error. Each such Conversion Notice shall be deemed to constitute a contract between the Lender, the Guarantor and the Borrower whereby (i) the Lender agrees to acquire the number of Crystallex Shares which it shall be entitled to receive on the exercise of such conversion, and (ii) the Borrower and the Guarantor agrees that the corresponding reduction in the principal amount of the Convertible Portion of the Loan constitutes full payment of the acquisition price for the Crystallex Shares to be issued by the Guarantor upon such conversion. Each date of receipt by the Borrower and the Guarantor of a Conversion Notice, as determined in accordance with Section 8.1 hereof, is herein referred to as the "Date of Conversion". As promptly as practicable after each Date of Conversion, the Guarantor or the Borrower shall issue and deliver, or cause to be issued and delivered, as applicable, to the Lender a certificate or certificates in the name of the Lender for the number of Crystallex Shares deliverable to the Lender upon each such conversion. Each such conversion shall be deemed to have been effected immediately prior to the close of business on the Date of Conversion. Crystallex Shares acquired by the Lender upon exercise of the Conversion Option by the Lender hereunder from time to time shall rank only in respect of dividends declared in favour of holders of Crystallex Shares of record on and after the applicable Date of Conversion.

         (c) Offshore Distribution Restrictions. The Lender acknowledges that the Crystallex Shares issued pursuant to the exercise from time to time of the Conversion Option shall be subject to the restrictions relating to offshore distributions as established by the Ontario Securities Commission and that the certificates representing Crystallex Shares delivered to the Lender within four
(4) calendar months after the Effective Date (the "Hold Period") will bear a legend to the following effect:

THE HOLDER OF THE SECURITIES REPRESENTED HEREBY WILL NOT RESELL OR OTHERWISE TRANSFER THIS SECURITY IN CANADA TO OR FOR THE BENEFIT OF A


ECM Credit Agreement

CANADIAN RESIDENT PRIOR TO o, [BEING AFTER THE EXPIRY OF THE HOLD PERIOD]. A NEW CERTIFICATE NOT BEARING THIS LEGEND MAY BE OBTAINED FROM CRYSTALLEX INTERNATIONAL CORPORATION OR AS CRYSTALLEX INTERNATIONAL CORPORATION MAY DIRECT AFTER SUCH DATE.

With respect to share certificates issued which bear the above legend, forthwith upon the expiry of the Hold Period, the Guarantor covenants to forthwith replace the foregoing share certificates with replacement share certificates without the foregoing legend.

         (d) Crystallex Share Value. The number of Crystallex Shares delivered by the Guarantor upon the exercise of the Conversion Option will be determined by dividing the principal amount of the Convertible Portion of the Loan which the Lender has elected to convert by the Crystallex Share Value. No fractional Crystallex Shares will be issued and the number of Crystallex Common Shares shall be rounded up or down, as applicable, to the next closest whole number (and, in the case of 0.5, will be rounded up). In no event will the Borrower or Guarantor be obligated to issue or cause to be issued, as applicable, such number of Crystallex Shares pursuant to this Agreement which, in the aggregate, would be more than 41,517,820 Crystallex Shares, which is 19.9% of the outstanding Crystallex Shares as of the date hereof, unless the approval of the American Stock Exchange and the Guarantor's shareholders is obtained prior to issuance. "Crystallex Share Value" for each exercise of the Conversion Option by the Lender shall mean, the lower of (i) the Average Market Price for Crystallex Shares on the Toronto Stock Exchange on the Effective Date, and (ii) the Average Market Price on the Date of Conversion, provided, however, that the Crystallex Share Value shall in no event be less than Canadian $2.00. The "Average Market Price" for Crystallex Shares shall mean the average "market price" (as such term is defined in Section 601 of the Toronto Stock Exchange Company Manual) for Crystallex Shares determined over the five trading days immediately preceding the Effective Date or the Date of Conversion, as the case may be, in which the Toronto Stock Exchange is open for business, as converted into United States Dollars based on the noon rate as reported by the Federal Reserve Bank of New York on the Effective Date or the Date of Conversion, as the case may be.

         (e) Accrued Interest. Notwithstanding the conversion of all or any part of the Convertible Portion of the Loan, all interest accrued and unpaid on the unpaid principal amount of the Convertible Portion of the Loan to the Date of Conversion shall remain payable by the Borrower to the Lender in accordance with the terms hereof.

         (f) Required Conversion. In the event that the average "market price" (as such term is defined in Section 601 of the Toronto Stock Exchange Company Manual) for Crystallex Shares determined over any five (5) consecutive trading days is at any time after the Hold Period equal to or more than Canadian $4.40, the Borrower and the Guarantor may, by notice in writing to the Lender, request that the Lender exercise the Conversion Option in respect of any unpaid principal amount of the Convertible Portion of the Loan. On or before five (5) Business Days following the Lender's receipt of the above notice (the "Election Date"), the Lender may exercise the Conversion Option in respect of all or any part of the Convertible Portion of the Loan then outstanding by way of delivery of a Conversion Notice to the Borrower and Guarantor in accordance with Section
8.1. For such purposes, the share value in respect of such Crystallex Shares shall be the Crystallex Share Value as calculated in accordance with Section 2.11(d) of this Agreement and the date of receipt of the Conversion Notice shall be the Date of Conversion in

ECM Credit Agreement
respect of that portion of the Convertible Portion of the Loan being repaid. On the Business Day immediately following the Election Date, (i) the Conversion Option shall be cancelled, and (ii) the balance of the principal amount outstanding under the Convertible Portion of the Loan, less the amount of principal repaid as a result of any conversion pursuant to this Section 2.11(f), or the full amount of the balance outstanding under the Convertible Portion of the Loan if no Conversion Notice is delivered by the Lender to the Borrower and Guarantor by the Election Date, shall be deemed from and after such date for all purposes in this Agreement and the other Financing Documents, to be transferred and added to the Non-Convertible Portion of the Loan and to be treated as additional amounts due under the Non-Convertible Portion of the Loan.

         (g) Orderly Disposition of Shares. Any Crystallex Shares acquired by the Lender pursuant to the Conversion Option shall be sold in accordance with the terms of this Section 2.11(g). The Lender may sell up to 350,000 Crystallex Shares a day and block trades in one or more trades of up to a maximum of 1,750,000 Crystallex Shares a week (less any daily trades up to the 350,000 limit). In the event that the Lender wishes to sell Crystallex Shares in excess of the foregoing limits, any additional sales in excess of the foregoing shall be sold at or above the price of the last completed trade of Crystallex Shares on the Toronto Stock Exchange immediately preceding such trade. The Lender hereby agrees to advise the Borrower and Guarantor if and when it has disposed of all of the Crystallex Shares acquired pursuant to the Conversion Option. Notwithstanding any other provision in this Agreement, including Section 2.11(f), the restrictions set out in this Section 2.11(g) do not apply in the case of a conversion by the Lender pursuant to Section 2.9(b).

         (h) Subordination of Convertible Portion of the Loan. The Lender acknowledges and agrees with the Borrower and the Guarantor, as trustees for the benefit of the holders of senior unsecured notes of the Guarantor issued and issuable under the terms of the Trust Indenture (the "Notes"), that the Convertible Portion of the Loan shall rank subordinate to the Notes to the extent that the Convertible Portion of the Loan constitutes "Convertible Debt" as defined in the Trust Indenture in existence as of the date hereof.

2.12     Evidence of Debt.

         (a) The Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to the Lender resulting from the Loan made by the Lender hereunder, including the amounts of principal and interest payable and paid to the Lender from time to time hereunder.

         (b) The entries made in the account maintained pursuant to Section 2.12(a) shall be conclusive evidence (absent manifest error) of the existence and amounts of the obligations recorded therein; provided that the failure of the Lender to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Loan in accordance with the terms of this Agreement.

2.13     Voluntary Prepayments.

         (a) The Borrower may, at its option, at any time and from time to time, prepay the Non-Convertible Portion of the Loan, in whole or in part, upon giving five (5) Business Days' prior written notice to the Lender (counting the date on which the notice is given). Such notice

ECM Credit Agreement
shall be irrevocable and specify the date and the principal amount of the Non-Convertible Portion of the Loan to be prepaid. If any such notice is given, the principal amount specified in such notice shall be due and payable on the date specified therein, together with all accrued interest to such date on the amount prepaid.

         (b) Each voluntary prepayment of the Loan received by the Lender pursuant to paragraph (a) above shall be applied against the Non-Convertible Portion of the Loan by the Lender in permanent reduction thereof.

2.14     Increased Costs; Illegality.

         (a) If any Change in Law (including with respect to Regulation D of the Board of Governors of the Federal Reserve System in England but excluding the Mandatory Cost Rate) shall result in an increase of the cost to the Lender of continuing or maintaining the Loan or to reduce the amount of any sum received or receivable by the Lender hereunder (whether of principal, interest or otherwise), then the Borrower will pay to the Lender such additional amount or amounts as will compensate the Lender for such additional costs incurred or reduction suffered. A certificate of the Lender setting forth the amount or amounts necessary to compensate the Lender for such increased cost or reduced amount, together with a brief description of the Change of Law, shall be delivered to the Borrower, and shall be conclusive absent manifest error.

         (b) As soon as practicable following the giving of any notice described in clause (a) above, the Lender and the Borrower shall negotiate for a period not exceeding 30 days with a view to avoiding or minimizing the circumstances described in clause (a). If no steps mutually agreeable to the Lender and the Borrower are decided within such 30 day time period, the Borrower may on ten (10) Business Days' irrevocable notice in writing to the Lender, prepay all or any part of the principal amount then outstanding on the Loan (both Convertible Portion and Non-Convertible Portion), together with all accrued interest thereon and all other amounts payable by the Borrower under this Agreement and the other Financing Documents. Within five (5) Business Days of receipt of such notice, the Lender shall be entitled to exercise its Conversion Option in respect of all or any part of the Convertible Portion of the Loan then outstanding. For greater certainty, any prepayment shall be in addition to the payment by the Borrower to the Lender of any additional amount required to fully compensate the Lender for the increased cost or reduced amount described in clause (a) above suffered by the Lender prior to any prepayment by the Borrower.

         (c) If the Lender determines that any Change in Law regarding capital requirements has or would have the effect of reducing the rate of return on the Lender's capital or on the capital of the Lender's holding company, if any, as a consequence of this Agreement or the Loan made by the Lender, to a level below that which the Lender or the Lender's holding company could have achieved but for such Change in Law (taking into consideration the Lender's policies and the policies of the Lender's holding company with respect to capital adequacy) and the Lender's desired return on capital, the Lender shall deliver to the Borrower a certificate of the Lender setting forth the amount or amounts (including calculations thereof in reasonable details) necessary to compensate the Lender for such increased cost or reduced amount, together with a brief description of the Change of Law, and shall be conclusive absent manifest error. In determining such amounts, the Lender may use any method of averaging and attribution that it deems applicable, acting reasonably. The Borrower will pay to the Lender such additional amount


ECM Credit Agreement
or amounts as will compensate the Lender for such additional costs incurred or reduction suffered. Additionally, the Borrower may, on ten (10) Business Days' irrevocable notice in writing to the Lender, prepay all or any part of the principal amount then outstanding under the Loan (both Convertible Portion and Non-Convertible Portion), together with all accrued interest thereon and all other amounts payable by the Borrower under this Agreement and the other Financing Documents. Within five (5) Business Days of receipt of such notice, the Lender shall be entitled to exercise its Conversion Option in respect of all or any part of the Convertible Portion of the Loan then outstanding. For greater certainty, any prepayment shall be made in addition to the payment to the Lender of any additional amount required to fully compensate the Lender for any increased costs or reduced amounts in clause (c) above suffered by the Lender prior to any prepayment by the Borrower.

         (d) If, as the result of a Change in Law, the Lender shall determine (which determination shall be conclusive and binding in the absence of manifest error) that it is illegal or unlawful for the Lender to have made or to continue or maintain the Loan, then upon telephonic notice by the Lender confirmed in writing to the Borrower, the Borrower shall, as soon as practicable and no later than ten (10) Business Days after receiving such notice, prepay the principal amount of the Loan (both Convertible Portion and Non-Convertible Portion) then outstanding to the Lender, together with all accrued interest thereon and all other amounts payable by the Borrower under this Agreement and the other Financing Documents.

2.15     Intentionally deleted.

2.16     Taxes.

         (a) Any and all payments by or on account of any obligation of the Borrower hereunder (including for greater certainty, any and all payments by the Guarantor under the Corporate Guarantee) shall be made free and clear of and without deduction for any Indemnified Taxes; provided that if the Borrower shall be required to deduct any Indemnified Taxes from such payments, then (i) the sum payable shall be increased as necessary so that, after making all required deductions (including deductions applicable to additional sums payable under this Section 2.16), the Lender receives an amount equal to the sum it would have received had no such deduction been made, (ii) the Borrower shall make such deduction and (iii) the Borrower shall pay the full amount deducted to the relevant Governmental Authority in accordance with applicable Law.

         (b) In addition to the payments by the Borrower required by clause (a) above, the Borrower shall pay any and all present or future stamp or documentary Taxes or any other excise or property Taxes, charges or similar levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement to the relevant Governmental Authority in accordance with applicable Law.

         (c) The Borrower shall promptly pay the Lender, within ten (10) days after written demand therefor, the full amount of any Indemnified Taxes paid by the Lender, on or with respect to any payment by or on account of any obligation of the Borrower hereunder (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 2.16) and any incremental Taxes, penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally

ECM Credit Agreement
imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by the Lender shall be conclusive absent manifest error.

         (d) The Lender agrees to co-operate with the Borrower in completing and delivering or filing Tax-related forms which would reduce or eliminate any amount of the Taxes referred to in this Section; provided, however, that the Lender shall not be under any obligation to execute and deliver such form if, in its opinion, acting reasonably, the completion of such form could result in an adverse consequence with respect to the business or tax position of the Lender.

         (e) As soon as practicable after any payment of Indemnified Taxes by the Borrower to a Governmental Authority, the Borrower shall deliver to the Lender the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Lender.

2.17     Currency.

         If, for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement or any other Financing Document, it becomes necessary to convert into the currency of such jurisdiction (the "Judgment Currency") any amount due under this Agreement or under any other Financing Document in any currency other than the Judgment Currency (the "Currency Due"), then conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given. For this purpose "rate of exchange" means the rate at which the Lender is able, on the relevant date, to purchase the Currency Due with the Judgment Currency in accordance with its normal practice at its head office in London, England. In the event that there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given and the date of receipt by the Lender of the amount due, the Borrower will, on the date of receipt by the Lender, pay such additional amounts, if any, or be entitled to receive reimbursement of such amount, if any, as may be necessary to ensure that the amount received by the Lender on such date is the amount in the Judgment Currency which when converted at the rate of exchange prevailing on the date of receipt by the Lender is the amount then due under this Agreement or such other Financing Document in the Currency Due. If the amount of the Currency Due which the Lender is so able to purchase is less than the amount of the Currency Due originally due to it, the Borrower shall indemnify and save the Lender harmless from and against all loss or damage arising as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Agreement and the other Financing Documents, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Lender from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due under this Agreement or any other Financing Document or under any judgment or order.

2.18     Payments.

         (a) All payments by the Borrower pursuant to this Agreement or any other Financing Document shall be paid in United States Dollars, except as specifically set out herein.



ECM Credit Agreement

         (b) All payments under this Agreement or any other Financing Document shall be made by the Borrower to the Lender by delivery of United States Dollars in immediately available funds to the account of the Lender in New York City at the Lender's Lending Office, as set forth below, which account may be modified from time to time by written notice to the Borrower from the Lender to be applied against the unpaid principal amount of the Loan, accrued interest or any other amounts payable by the Borrower hereunder in accordance with the
Agreement:

                  ABA No. 026002574
                  SWIFT Code BARCUS33
                  Account No. 050-03587-8
                  Account Standard Bank London Limited
                  Attn: Alistair Reid
                  SWIFT Code SBLLGB2L

All such payments shall be made, without setoff, deduction or counterclaim of any kind, not later than 11:00 a.m., New York City time, on the date when due under this Agreement or other Financing Document. Any payments received hereunder after the time and date specified in this Section shall be deemed to have been received by the Lender on the next following Business Day.


                                   ARTICLE 3
                         REPRESENTATIONS AND WARRANTIES

The Borrower and the Guarantor, each jointly and severally, represent and warrant to the Lender, and shall be deemed to represent and warrant to the Lender on each Payment Instalment Date and each Interest Payment Date, that:

3.1 Organization; Powers. The Borrower and the Guarantor are each duly organized or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, have all requisite power and authority to carry on its business as now and formerly conducted and is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required. The Borrower and the Guarantor each have full power and authority, and hold all requisite approvals (including all authorizations, licences, permits, consents, filings and registration by or with all relevant Governmental Authorities or other necessary Persons), to own and hold under lease its property.

3.2 Authorization; Validity, Enforceability. The Transactions are within the Borrower's and the Guarantor's respective corporate powers and have been duly authorized by all necessary corporate and, if required, shareholder action. This Agreement and the other Financing Documents have been duly executed and delivered by the Borrower and constitute legal, valid and binding obligations of the Borrower and the Guarantor enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganisation, moratorium or other Laws affecting creditors' rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

3.3 Governmental Approvals; No Conflicts. The Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except as disclosed in Schedule C, (b) will not violate any applicable Law or the

ECM Credit Agreement
charter, memorandum of association, by-laws, bye-laws or other organizational documents of the Borrower or the Guarantor or any order of any Governmental Authority, (c) will not violate or result in a default under any indenture, agreement or other instrument binding upon the Borrower or Guarantor or their respective assets, or give rise to a right thereunder to require any payment to be made by the Borrower or the Guarantor, and (d) will not result in the creation or imposition of any Lien on any asset of the Borrower or the Guarantor.

3.4      Financial Condition; No Material Adverse Effect.

         (a) The Guarantor has furnished to the Lender its consolidated balance sheets and statements of income, retained earnings and changes in financial position and related financial statements (i) as of and for the Fiscal Year ended December 31, 2004, reported on by their respective auditors, and (ii) as of and for the Fiscal Quarters and the portion of the Fiscal Year ended September 30, 2005, certified by the Financial Officer of the Guarantor. Such financial statements present fairly, in all material respects, the consolidated financial position and results of operations and cash flows of the Guarantor and its Subsidiaries (on a consolidated basis) as of such dates and for such periods in accordance with GAAP, subject to year end audit adjustments and the absence of footnotes in the case of the statements referred to in clause (ii) above.

         (b) All information (including that disclosed in all financial statements) pertaining to the Borrower and the Guarantor (other than projections) (the "Information") that has been or will be made available to the Lender by the Borrower or the Guarantor or any of their respective representatives taken as a whole, is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made. The projections that have been or will be made available to the Lender by the Guarantor or its representatives have been or will be prepared in good faith based upon reasonable assumptions. Without limiting the generality of the foregoing, neither the Borrower nor the Guarantor has any material Contingent Liability or liability for Taxes, long-term leases or unusual long-term commitments which are not reflected in the financial statements of the Guarantor described in this Section or in the notes thereto.

3.5 Legal Status. Neither the Borrower nor the Guarantor, nor any of their respective properties or revenues, enjoys any right of immunity from suit, setoff, attachment prior to judgement or in aid of execution, or execution on a judgement in respect of its obligations under this Agreement and any other Financing Document to which it is a party. The execution by the Borrower and the Guarantor of this Agreement and the other Financing Documents to which they are parties constitute, and the exercise of their rights and performance of their obligations thereunder, will constitute, private and commercial acts done and performed for private and commercial purposes.

3.6      Litigation.

         (a) Except as disclosed in Schedule D, there are no actions, suits or proceedings (including any Tax-related matter) by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrower or the Guarantor, threatened against or affecting the Borrower or the Guarantor
(i) as to which there is a reasonable possibility of an adverse

ECM Credit Agreement
determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect (other than the Disclosed Matters), or (ii) that involve this Agreement, any other Financing Document, or the Transactions.

         (b) Except for the Disclosed Matters and except with respect to any other matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, neither the Borrower nor the Guarantor (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability,
(iii) has received notice of any claim with respect to any Environmental Liability, or (iv) knows of any basis for any Environmental Liability.

         (c) Since the date of this Agreement, there has been no change in the status of the Disclosed Matters that, individually or in the aggregate, has resulted in, or materially increased the likelihood of, a Material Adverse Effect.

3.7 Compliance with Laws and Agreements. Except for Disclosed Matters, the Borrower and the Guarantor are each in compliance with all Laws applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. Except for the Permit to Impact Natural Resources or its equivalent with respect to the Las Cristinas Project, neither the Borrower nor the Guarantor has violated or failed to obtain any authorization necessary to the ownership of any of its property or assets or the conduct of its business, which violation or failure could reasonably be expected to have (in the event that such a violation or failure were asserted by any Person through appropriate action) a Material Adverse Effect.

3.8 Taxes and Other Payments. Except as disclosed in Schedule E, the Borrower and the Guarantor have each timely filed or caused to be filed all Tax returns and reports required by applicable Law to have been filed and has paid or caused to be paid all Taxes and governmental charges required to have been paid by it (including all instalments with respect to the current period) and have paid all claims for sums due for labour, material, supplies, personal property and services of every kind and character provided with respect to, or used in connection with their respective businesses and no claim for the same exists except as permitted hereunder, except (i) any such Taxes and government charges which are being diligently contested in good faith by appropriate proceedings and for which the Borrower or the Guarantor, as applicable, has set aside on its books adequate reserves in accordance with GAAP or (ii) in the case of any other claims, where failure to make payment therefor would not result in a Material Adverse Effect with respect to the Borrower or Guarantor, as applicable.

3.9      Deductions.

         (a) Under applicable Laws in force as of the date hereof, the Borrower will not be required to make any deduction or withholding from any payment it may make hereunder or any other Financing Document.

         (b) Under the applicable Laws of Canada in force at the date hereof, the Guarantor will not be required to make any deduction or withholding from any payment it may make under the

ECM Credit Agreement

Corporate Guarantee other than a possible withholding tax in the amount of 25% on payments on account of interest thereunder (prior to the application of any applicable double tax treaty in effect). Under the applicable Laws of Canada in force at the date hereof, neither the Guarantor nor the Borrower will be required to make any deduction or withholding in connection with the delivery of Crystallex Shares to the Lender or exercise by the Lender of the Conversion Option.

3.10 Disclosure. The Borrower and the Guarantor have each disclosed to the Lender all agreements, instruments and corporate or other restrictions to which it or any of the Subsidiaries is subject, and all other matters known to them, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. All liabilities of the Borrower and the Guarantor have been disclosed to the Lender in writing in the financial statements and public filings of the Guarantor.

3.11 Defaults. Neither the Borrower nor the Guarantor is in default nor has any event or circumstance occurred which, but for the passage of time or the giving of notice, or both, would constitute a default (in any respect that would have a Material Adverse Effect) under any loan or credit agreement, indenture, mortgage, deed of trust, security agreement or other instrument or agreement evidencing or pertaining to any Indebtedness of the Borrower or the Guarantor, or under any material agreement or instrument to which the Borrower or the Guarantor is a party or by which the Borrower or the Guarantor is bound, except as disclosed to the Lender in Schedule F. No Default has occurred and is continuing.

3.12 Indebtedness of the Borrower and the Guarantor. Except as provided in
Section 2.11(h) hereof, the Indebtedness of the Borrower and the Guarantor to the Lender under this Agreement and the other Financing Documents (other than the Bonanza Credit Agreement and Bonanza Credit Amending Agreement) shall rank pari passu with all other unsecured and unsubordinated Indebtedness of the Borrower and the Guarantor.


                                   ARTICLE 4
                                   CONDITIONS

4.1 Effective Date. The obligation of the Lender to restructure the Debt Amount into the Loan shall not become effective until the date on which each of the following conditions is satisfied (or waived in accordance with Section 8.2):

         (a) Credit Agreement. The Lender (or its counsel) shall have received from each party hereto either (i) a counterpart of this Agreement signed on behalf of each party hereto, or (ii) written evidence satisfactory to the Lender (which may include facsimile transmission of a signed signature page of this Agreement) that each such party has signed a counterpart of this Agreement.

         (b) Legal Opinions. The Lender shall have received a favourable written opinion (addressed to the Lender and dated the Effective Date) of Conyers Dill & Pearman (Bermuda), special legal counsel to the Borrower, and McMillan Binch Mendelsohn LLP (Toronto), counsel to the Guarantor, covering such matters relating to the Borrower, the Guarantor, this Agreement, the other Financing Documents, or the Transactions as the Lender shall reasonably request (together with copies of all factual certificates and legal opinions delivered to such counsel in connection with such opinion upon which counsel has relied). The Lender shall also have


ECM Credit Agreement
received favourable written opinions (addressed to the Lender and dated the Effective Date) of such special and local counsel as may be required by the Lender (together with copies of all factual certificates and legal opinions delivered to such counsel in connection with such opinion upon which such counsel has relied).

         (c) Corporate Certificates. The Lender shall have received:

               (i) certified copies of the resolutions of the Board of Directors of the Borrower, the Guarantor and any Affiliate which is a party to any Financing Document, dated as of the Effective Date or such other date as the Lender accepts, and approving, as appropriate, the Transactions, including the Loan and the issuance of Crystallex Shares under the Conversion Option, this Agreement and the other Financing Documents, and all other documents, if any, to which the Borrower, the Guarantor or such Affiliate is a party and evidencing corporate authorization with respect to such documents; and

               (ii) a certificate or certificates of the Secretary or an
                    Assistant Secretary of the Borrower or such other officer of the Borrower as the Lender accepts, the Guarantor and Affiliate which is a party to any Financing Document, dated as of the Effective Date, and certifying (A) the name, title and true signature of each officer of such Person authorized to execute this Agreement and the other Financing Documents to which it is a party, (B) the name, title and true signature of each officer of such Person authorized to provide the certifications required pursuant to this Agreement, including the Financial Officer and (C) that attached thereto is a true and complete copy of the articles of incorporation and bylaws or the memorandum of association and bye-laws, as applicable, of the Borrower, the Guarantor and any Affiliate which is a party to any Financing Document, as amended to date, and a recent certificate of status, certificate of compliance, good standing certificate or analogous certificate.

         (d) Instalment Payment; Fees. The Lender shall have received:

               (i) the Payment Instalment payable on the Effective Date in accordance with Section 2.7(a) hereof; and

               (ii) reimbursement or payment of all legal fees and other
                    out-of-pocket expenses required to be reimbursed or paid by the Borrower hereunder or under any other Financing Document.

         (e) No Cessation of Financing Market. There shall have not been occurred and be continuing on the Effective Date any general banking moratorium or any practical cessation in the bank or private debt financing markets, and there shall not have been introduced any material governmental restrictions imposed on lending institutions, which materially affect the type of lending transactions contemplated by this Agreement.

         (f) Execution and Delivery of Documentation. The Borrower, the Guarantor and any Affiliate which is a party to any Financing Document shall have duly authorized, executed and


ECM Credit Agreement
delivered all documents required hereunder, all in form and substance satisfactory to the Lender, acting reasonably. The Lender shall have received and be satisfied with the results of all personal property, pending litigation, judgment, bankruptcy, bulk sale, execution and other searches conducted by the Lender and its counsel with respect to the Borrower and the Guarantor in all jurisdictions selected by the Lender and its counsel.

         (g) Transaction Documents. The Lender shall have received:

               (i) an acknowledgement executed and delivered by the Guarantor confirming that the Corporate Guarantee continues to apply to the Indebtedness of the Borrower to the Lender under this Agreement and the other Financing Documents;

               (ii) the Bonanza Credit Amending Agreement dated as of the
                    Effective Date in form and substance satisfactory to the Lender;

              (iii) such confirmations and acknowledgements of guarantee and security from the Borrower, the Guarantor and Bonanza and such other person as the Lender otherwise deems necessary, in respect of the Bonanza Credit Amending Agreement; and

               (iv) such other instruments and documentation as the Lender deems necessary to complete the Transactions.

         (h) Conversion Option Regulatory Approval; Consents; Waivers. The Lender shall be satisfied, acting reasonably, that all authorizations and approvals of the Conversion Option, including the conditional listing of the shares issuable to the Lender under the Conversion Option, required from the Toronto Stock Exchange and the American Stock Exchange required in connection with the Conversion Option contemplated hereby, have been obtained and are in full force and effect as of the Effective Date.

         (i) Other Regulatory Approval; Consents; Waivers. The Lender shall be satisfied, acting reasonably, that all other authorizations required in connection with the Transactions contemplated hereby and required to consummate the Transaction have been obtained and are in full force and effect as of the Effective Date.

         (j) Delivery of Financial Statements. The Lender shall have received
(i) the audited consolidated and consolidating balance sheets, statements of income and retained earnings and statements of changes in financial position of the Guarantor for the Fiscal Year ended December 31, 2004 and (ii) corresponding unaudited financial statements as of and for the Fiscal Quarters and the portion of the Fiscal Year ended September 30, 2005.

         (k) No Material Adverse Change. The Lender shall be satisfied that, since the date of the most recent audited financial statements, there has not been a Material Adverse Change.

         (l) Indebtedness. The Transactions contemplated in this Agreement and the other Financing Documents shall not have caused any event or condition to occur which has resulted, or which will result, in any material Indebtedness becoming due prior to its scheduled maturity or

ECM Credit Agreement
that permits (with or without the giving of notice, the lapse of time, or both) the holder or holders of any material indebtedness or any trustee or agent on its or their behalf to cause any material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity, or which will result in the creation of any Liens under any indebtedness.

         (m) Close-Out. The Borrower and Guarantor shall have instructed the Lender to implement the Close-Out, the Close-Out shall have been completed and the Close-Out Confirmation shall have been delivered by the Lender to the Borrower and Guarantor.

         (n) Other Documentation. The Lender shall have received such other documents and instruments as are customary for transactions of this type or as it may reasonably request.

The obligations of the Lender to restructure the Debt Amount as the Loan on the terms set out herein in lieu of reserving its rights under the Master Agreement hereunder shall not become effective unless each of the foregoing conditions is satisfied (or waived pursuant to Section 8.2) at or prior to 3:00 p.m., London, England time, on December 23, 2005. In the event such conditions are not so satisfied or waived by such time, the Lender's agreement to restructure the Debt Amount in accordance with the terms and conditions set out herein shall terminate at such time.


                                   ARTICLE 5
                             AFFIRMATIVE COVENANTS

Until the principal of and interest on the Loan and all fees payable hereunder shall have been paid in full, the Borrower and the Guarantor each jointly and severally covenant and agree with the Lender that:

5.1 Financial Statements and Other Information. The Borrower and Guarantor will furnish to the Lender:

         (a) promptly, when available, and in any event within 140 days after the close of the Guarantor's Fiscal Year, the Guarantor's consolidated balance sheets at the close of such Fiscal Year and related consolidated statements of operations and cash flows, loss and deficit, and changes in financial position, as may be relevant (with comparable information at the close of and for the prior Fiscal Year) and reported on without Impermissible Qualification by an independent certified public accountant or chartered accountant of recognized international standing; and

         (b) promptly when available, and in any event within 75 days after the close of the first three Fiscal Quarters of the Guarantor's Fiscal Year, the Guarantor's consolidated balance sheet at the close of such Fiscal Quarter and related consolidated statements of operations and cash flows, loss and deficit, and changes in financial position, as may be relevant, for such Fiscal Quarter and for the period in such Fiscal Year ending on the last day of such Fiscal Quarter (with comparable information at the close of and for the corresponding Fiscal Quarter of the prior Fiscal Year and for the corresponding portion of such prior Fiscal Year) and certified by its Financial Officer;

         (c) as soon as practicable and in any event within 30 Business Days following the end of each calendar month, a production and operating report in form and substance consistent with previous month end reports delivered to the Lender pursuant to the Bonanza Credit Agreement


ECM Credit Agreement
including information on material developments or changes (if any) in the production, operational, economic, environmental and technical circumstances with respect to the mines operated by the Guarantor and any of its Subsidiaries, including Tomi Mine and the Revemin Mill, each located in the Guayana Region, El Callao Municipality, Roscio District, Bolivar State, Venezuela, and the La Victoria Mines and Albino, for the month then ending.

         (d) promptly after the Borrower or the Guarantor learns of the receipt or occurrence of any of the following, a certificate of the Borrower or the Guarantor, as applicable, signed by the President or Financial Officer, specifying details of any of the following, together with details regarding the actions which the Borrower or the Guarantor, as applicable, has taken and proposes to take with respect thereto: (i) any official notice of any violation, possible violation, non-compliance or possible non-compliance, or claim made by any Governmental Authority pertaining to all or any part of the properties of the Borrower, the Guarantor or any of the Subsidiaries which could reasonably be expected to have a Material Adverse Effect, (ii) any event which constitutes a Default or Event of Default, together with a detailed statement specifying the nature thereof and the steps being taken to cure such Default or Event of Default, (iii) the receipt of any notice from, or the taking of any other action by, the holder of any promissory note, debenture or other evidence of Indebtedness of the Borrower, the Guarantor or any of the Subsidiaries in an amount in excess of in the case of the Borrower and any Subsidiaries, U.S.$1,000,000, and in the case of the Guarantor, U.S.$5,000,000 with respect to an actual or alleged default, together with a detailed statement specifying the notice given or other action taken by such holder and the nature of the claimed default and what action the Borrower, the Guarantor or the relevant Subsidiary is taking or proposes to take with respect thereto,
(iv) any default or non-compliance of any party to any of the Financing Documents with any of the terms and conditions thereof or any notice of termination or other proceedings or actions which could reasonably be expected to adversely affect any of the Financing Documents, (v) the creation, dissolution, merger, amalgamation or acquisition of any Subsidiary, (vi) any event or condition not previously disclosed to the Lender, which violates any Environmental Law and which could potentially, in the Borrower's reasonable judgement, have a Material Adverse Effect; (vii) any material amendment to, termination of, or material default under a material contract or any execution of, or material amendment to, termination of, or material default under, any material collective bargaining agreement, and (ix) any event, development or condition which may reasonably be expected to have a Material Adverse Effect;

         (e) promptly after the occurrence thereof, notice of the institution of or any material adverse development in any action, suit or proceeding or any governmental investigation or any arbitration before any court or arbitrator or any Governmental Authority or official against the Borrower or the Guarantor or any material property of any thereof which could reasonably be expected to have a Material Adverse Effect; and

         (f) all other information relating to the financial condition of the Borrower and the Guarantor and their operations or assets as the Lender may from time to time reasonably request.

5.2 Existence; Conduct of Business. The Borrower and the Guarantor will do or cause to be done all things necessary to preserve, renew and keep in full force and effect their legal existence (subject only to Section 6.2), and except to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect, obtain, preserve, renew and keep in full force


ECM Credit Agreement
and effect any and all rights, licenses, permits, privileges and franchises material to the conduct of its business.

5.3 Payment of Obligations. The Borrower and the Guarantor will pay their respective obligations, including Tax liabilities, that, if not paid, could result in a Material Adverse Effect before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) the Borrower or the Guarantor has set aside on its books adequate reserves with respect thereto, (in the case of the Guarantor, in accordance with GAAP and in the case of the Borrower, in accordance with generally accepted accounting principles in Bermuda), and (c) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

5.4 Books and Records; Inspection Rights. The Borrower and the Guarantor will, keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to their respective businesses and activities. The Borrower and the Guarantor will permit any representatives designated by the Lender, upon reasonable prior notice, to visit and inspect its properties (other than the Las Cristinas Project), to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested.

5.5 Compliance with Laws. The Borrower and the Guarantor will comply with all Laws and orders of any Governmental Authority applicable to it or its property and with all of its material contractual obligations, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

5.6 Further Assurances. The Borrower and the Guarantor will cure promptly any defects in the execution and delivery of the Financing Documents, including this Agreement. Upon request, the Borrower and/or the Guarantor will, at its expense, as promptly as practical, execute and deliver to the Lender, all such other and further documents, agreements and instruments in compliance with or performance of the covenants and agreements of the Borrower or the Guarantor in any of the Financing Documents, including this Agreement, or to correct any omissions in any of the Financing Documents, or more fully to state the security obligations set out herein or in any of the Financing Documents, or to perfect, protect or preserve any Liens created pursuant to any of the Financing Documents, or to make any recordings, to file any notices, or obtain any consents, all as may be necessary or appropriate in connection therewith.

5.7 Conversion Option. The Guarantor shall use its best efforts to obtain all authorizations and approvals and to take such other steps or actions as may be necessary to consummate the Transactions and implement and maintain the Conversion Option, including applying to the Toronto Stock Exchange and the American Stock Exchange for any required approvals and including compliance with all conditions, delivery of the documents and payments of the fees in the manner and within the time periods set out in the letter issued by the Toronto Stock Exchange dated December 20, 2005 and letter issued by the American Stock Exchange dated December 21, 2005. To the extent that additional authorizations or approvals are required for the issuance of additional Crystallex Shares pursuant to the Conversion Option, including any approval of any additional condition listing that may be required from time to time to effect the Conversion


ECM Credit Agreement

Option, the Guarantor shall use its best efforts to obtain all such necessary approvals as soon as reasonably practicable.


                                   ARTICLE 6
                               NEGATIVE COVENANTS

Until the principal of and interest on the Loan and all other amounts payable hereunder shall have been paid in full, the Borrower and the Guarantor jointly and severally covenant and agree with the Lender that:

6.1 Liens. The Borrower and the Guarantor will not create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by the Borrower or the Guarantor, or assign or sell any income or revenues (including accounts receivable) or rights in respect of any thereof, except the Permitted Liens, unless at the same time all amounts outstanding under the Loan and under this Agreement and the other Financing Documents shall be secured equally and rateably therewith.

6.2      Fundamental Changes.

         (a) The Borrower and the Guarantor will not, directly or indirectly through a Subsidiary, enter into a transaction or a series of transactions, other than a transaction or series of transactions involving a Change of Control, in which all or substantially all of the undertaking, property and assets of the Borrower, the Guarantor or their Subsidiaries would become the property of any other Person, whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale, lease or otherwise, unless the Borrower or the Guarantor, as applicable, will be the continuing company or corporation or:

             (i) the Person is a corporation organized and existing under the laws of Canada or a province or territory thereof or of the United States of America or a state thereof or of the District of Columbia and expressly assumes, in writing and in form and substance satisfactory to the Lender, all of the covenants and obligations of the Borrower and/or the Guarantor, as applicable, under this Agreement;

             (ii) at the time of and after giving effect to the reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale, lease or other transaction, no Event of Default or event that, with the passing of time or the giving of notice or both, would constitute an Event of Default, has occurred and is continuing;

             (iii) the Borrower and the Guarantor shall have delivered to the Lender an opinion of the Borrower's or the Guarantor's counsel and an Officer's Certificate stating that the conditions precedent in this Section have been satisfied; and

             (iv) neither the Borrower, the Guarantor, nor the Person, either at the time of or immediately after the consummation of any such transaction and giving full effect thereto, or immediately after compliance by the Person with the


ECM Credit Agreement
                    provisions of Section 6.2(a)(i), will be insolvent or generally fail to meet, or admit in writing its inability or unwillingness to meet, its obligations as they generally become due.

Whenever the conditions of this Section have been duly observed and performed, the Person referred to herein shall possess and may exercise each and every right and power of the Borrower or the Guarantor, as the case may be, under this Agreement, in the name of the Borrower or the Guarantor, as applicable, or otherwise, and any act or proceeding required by any provision of this Agreement, to be done or performed by any directors or officers of the Borrower or the Guarantor, as applicable, may be done and performed with like force and effect by the directors and officers of such Person.

         (b) The Borrower and the Guarantor will not engage to any material extent in any material business other than businesses of the type conducted by the Borrower, the Guarantor and their Subsidiaries on the date of execution of this Agreement and businesses reasonably related thereto.

6.3 Asset Dispositions, etcError! Bookmark not defined.. Neither the Borrower nor the Guarantor will sell, transfer, lease or otherwise dispose of, or grant options, warrants or other rights to any Person with respect to, any of the assets secured by Liens granted in favour of the Lender in connection with the Bonanza Credit Agreement, unless:

         (a) such disposition is made in the ordinary course of business and consists of finished goods inventories (which may consist of gold bearing concentrates, dore, gold-bearing ore, refined gold or other product forms customarily sold as end products in the mining industry);

         (b) such disposition is obsolete, redundant or replaced assets, which are no longer used or useful to the Borrower or the Guarantor, as applicable; or

         (c) the net book value of all assets disposed of by the Borrower or the Guarantor (excluding assets disposed of pursuant to clauses (a) and (b) above) in the same Fiscal Year does not exceed in the case of the Borrower, U.S.$1,000,000, and in the case of the Guarantor, U.S.$5,000,000 (or the equivalent thereof in any other currency) and fair value in cash is received therefor.

6.4 Hedging Agreements. The Borrower shall not enter into any Hedging Agreements, without the prior written consent of the Lender.


                                   ARTICLE 7
                               EVENTS OF DEFAULT

7.1 Events of Default. If any of the following events ("Events of Default") shall occur:

         (a) the Borrower shall fail to pay any principal of the Loan when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise, unless such failure is caused by an administrative or technical error and is remedied within three (3) Business Days on the date on which such payment was required to be made hereunder;

ECM Credit Agreement

         (b) the Borrower shall fail to pay any interest on the Loan or any fee or any other amount (other than an amount referred to in clause (a) above) payable under this Agreement, when and as the same shall become due and payable unless such failure is caused by an administrative or technical error and is remedied within three (3) Business Days on the date on which such payment was required to be made hereunder;

         (c) any representation or warranty made or deemed made by or on behalf of the Borrower or the Guarantor in or in connection with any Financing Document or any amendment or modification thereof or waiver thereunder, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with any Financing Document or any amendment or modification thereof or waiver thereunder, or as disclosed in any report, statement or other document made publicly available on SEDAR or EDGAR, shall prove to have been a misrepresentation (as that term is defined in the Securities Act (Ontario)) when made or deemed to be made;

         (d) the Borrower or the Guarantor shall fail to observe or perform any covenant, condition or agreement contained in this Agreement or any other Financing Document (including, without limitation, any covenant set forth in Section 6.2(a)), and such failure shall continue unremedied for a period of five (5) Business Days after notice thereof from the Lender to the Borrower or the Guarantor;

         (e) any event or condition occurs which is an Event of Default under the Bonanza Credit Agreement;

         (f) the Borrower, the Guarantor or Bonanza:

             (i) becomes insolvent, or generally does not or becomes unable to pay its debts or meet its liabilities as the same become due, or admits in writing its inability to pay its debts generally, or declares any general moratorium on its indebtedness, or proposes a compromise or arrangement between it and any class of its creditors;

             (ii) commits an act of bankruptcy under the Bankruptcy and Insolvency Act (Canada) or any equivalent thereof or comparable Law thereto in Bermuda or Venezuela, including the Companies Act 1981 of Bermuda, or makes an assignment of its property for the general benefit of its creditors under such Acts, or makes a proposal (or files a notice of its intention to do so) under such Acts;

             (iii) institutes any proceeding seeking to adjudicate it an insolvent, or seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), scheme of arrangement, or composition of it or its debts or any other relief, under any federal, provincial or foreign Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans or schemes of arrangement or relief or protection of debtors (including the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act

ECM Credit Agreement

                    (Canada) and any applicable corporations or similar legislation in Canada, Bermuda or Venezuela, including, without limitation, the Companies Act 1981 of Bermuda) or at common law or in equity, or files an answer admitting the material allegations of a petition filed against it in any such proceeding;

             (iv) applies for the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or any substantial part of its property; or

             (v) threatens to do any of the foregoing, or takes any action, corporate or otherwise, to approve, effect, consent to or authorize any of the actions described in this Section 7.1(f) or in Section 7.1(g), or otherwise acts in furtherance thereof or fails to act in a timely and appropriate manner in defense thereof,

         (g) any petition is filed, application made or other proceeding instituted against or in respect of the Borrower, the Guarantor or Bonanza:

             (i)    seeking to adjudicate it an insolvent;

             (ii) seeking a bankruptcy order against it under the Bankruptcy and Insolvency Act (Canada) or similar legislation in Bermuda or Venezuela;

             (iii) seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors scheme of arrangement), or composition of it or its debts or any other relief under any federal, provincial or foreign Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans or schemes of arrangement or relief or protection of debtors (including the Bankruptcy and Insolvency Act (Canada) and any applicable corporations or similar legislation in Bermuda or Venezuela including, without limitation, the Companies Act 1981 of Bermuda) or at common law or in equity; or

             (iv) seeking the entry of an order for relief or the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or any substantial part of its property;

and such petition, application or proceeding continues undismissed, or unstayed and in effect, for a period of 45 days after the institution thereof, provided that if an order, decree or judgment is granted or entered (whether or not entered or subject to appeal) against the Borrower, the Guarantor or the Affiliate, as applicable, thereunder in the interim, such grace period will cease to apply, and provided further that if the Borrower, the Guarantor or Bonanza, as applicable, files an answer admitting the material allegations of a petition filed against it in any such proceeding, such grace period will cease to apply;

ECM Credit Agreement

         (h) any other event occurs which, under the Laws of any applicable jurisdiction, including Bermuda and Venezuela, has an effect equivalent to any of the events referred to in either of Sections 7.1(f) or (g);

         (i) either the Borrower, the Guarantor or Bonanza ceases or threatens to cease to carry on, or is restrained from carrying on in the ordinary course, its business or a substantial part thereof, and in the case of any restraint caused by a Person other than the Borrower or the Guarantor, as the case may be, the Borrower or the Guarantor does not recommence its business as aforesaid within 180 days (unless such cessation or restraint is covered by business interruption insurance and the Lender is of the view that the Borrower or the Guarantor, as applicable, would be able to recommence its business after the end of such 180 day period and continue to perform its obligations under the Financing Documents;

         (j) one or more judgments for the payment of money in a cumulative amount in excess of, in the case of the Borrower or Bonanza, U.S.$1,000,000, and in the case of the Guarantor, U.S.$5,000,000 (or its then equivalent in any other currency) in the aggregate is rendered against the Borrower, the Guarantor or Bonanza, as applicable, and the Borrower, the Guarantor or Bonanza, as applicable, has not (i) provided for its discharge in accordance with its terms within 45 days from the date of entry thereof, or (ii) procured a stay of execution thereof within 45 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment has not been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal, provided that if enforcement and/or realization proceedings are lawfully commenced in respect thereof in the interim, such grace period will cease to apply;

         (k) any property of the Borrower, the Guarantor or Bonanza having a fair market value in excess of, in the case of the Borrower or Bonanza, U.S.$1,000,000, and in the case of the Guarantor, U.S.$5,000,000 (or its then equivalent in any other currency) in the aggregate is seized (including by way of execution, attachment, garnishment, levy or distraint), or any Lien thereon securing Indebtedness in excess of in the case of the Borrower or Bonanza, U.S.$1,000,000, and in the case of the Guarantor, U.S.$5,000,000 (or its then equivalent in any other currency) is enforced, or such property has become subject to any charging order or equitable execution of a Governmental Authority, or any writ of execution or distress warrant exists in respect of the Borrower, the Guarantor or Bonanza, as applicable, or the property of any of them, or any sheriff or other Person becomes lawfully entitled by operation of law or otherwise to seize or distrain upon such property and in any case such seizure, enforcement, execution, attachment, garnishment, distraint, charging order or equitable execution, or other seizure or right, continues in effect and is not released or discharged for more than 30 days or such longer period during which entitlement to the use of such property continues with the Borrower, the Guarantor or Affiliate, as applicable, and the Borrower, the Guarantor or Bonanza, as applicable, is contesting the same in good faith and by appropriate proceedings, provided that if the property is removed from the use of the Borrower, the Guarantor or Bonanza, as applicable, or is sold or foreclosed upon, in the interim, such grace period will cease to apply;

         (l) one or more final judgments, not involving the payment of money and not otherwise specified in this Section 7.1(l), has been rendered against the Borrower, the Guarantor or Bonanza, the result of which could reasonably be expected to result in a Material Adverse Effect, so long as the Borrower, the Guarantor or Bonanza, as applicable, has not (i) provided for


ECM Credit Agreement
its discharge in accordance with its terms within 45 days from the date of entry thereof, or (ii) procured a stay of execution thereof within 45 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment has been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal, provided that if enforcement and/or realization proceedings are lawfully commenced in respect thereof in the interim, such grace period will cease to apply;

         (m) this Agreement, any other Financing Document or any material obligation or other provision hereof or thereof at any time for any reason terminates or ceases to be in full force and effect and a legally valid, binding and enforceable obligation of the Borrower or Guarantor, is declared to be void or voidable or is repudiated, or the validity, binding effect, legality or enforceability hereof or thereof is at any time contested by the Borrower, or Guarantor denies that it has any or any further liability or obligation hereunder or thereunder or any action or proceeding is commenced to enjoin or restrain the performance or observance by the Borrower or the Guarantor or Bonanza of any material terms hereof or thereof or to question the validity or enforceability hereof or thereof, or at any time it is unlawful or impossible for the Borrower, the Guarantor or Bonanza to perform any of their material obligations hereunder or thereunder;

         (n) the Conversion Option provided in Section 2.11 hereof at any time and for any reason (including a Change in Law) is repudiated or terminated by the Borrower or the Guarantor, or the validity, binding effect, legality or enforceability thereof is at any time contested or challenged by the Borrower or the Guarantor; or

         (o) a Material Adverse Change shall occur,

then, and in every such event (other than an event with respect to the Borrower, the Guarantor or Bonanza described in clause (f), (g) or (h) above), and at any time thereafter during the continuance of such event or any other such event, the Lender may by notice to the Borrower, take either or both of the following actions, at the same or different times: (i) declare the Loan then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loan so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind except as set forth earlier in this paragraph, all of which are hereby waived by the Borrower; and (ii) in the case of any event with respect to the Borrower described in clause (f), (g) or (h) above, the principal of the Loan then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower and the Guarantor.


                                   ARTICLE 8
                                 MISCELLANEOUS

         8.1 Notices. Except in the case of notices and other communications expressly permitted to be given by telephone, all notices and other communications provided for herein shall be in writing


ECM Credit Agreement
and shall be delivered by hand or overnight courier service, or sent by facsimile in each case to the addressee, as follows:

         (a) if to the Borrower:

                  ECM (Venco) Ltd.
                  c/o Crystallex International Corporation
                  18 King Street East
                  Suite 1210
                  Toronto, ON
                  M5C 2C4
                  Attention:  Chief Financial Officer
                  Facsimile:  416.203.0099

                  with a copy to:

                  McMillan Binch Mendelsohn
                  BCE Place, Suite 4400
                  Bay Wellington Tower
                  181 Bay Street
                  Toronto, Ontario
                  Canada  M5J 2T3
                  Attention:  Sean Farrell
                  Facsimile:  416.865.7048

         (b) if to the Guarantor:

                  c/o Crystallex International Corporation
                  18 King Street East
                  Suite 1210
                  Toronto, ON
                  M5C 2C4
                  Attention:  Chief Financial Officer
                  Facsimile:  416.203.0099

         (c) if to the Lender:

                  Standard Bank Plc
                  Cannon Bridge House
                  25 Dowgate Hill
                  London EC4R 2SB
                  Attention:  Paul Cunningham/Alistair Reid
                  Facsimile:  44.207.815.4284


ECM Credit Agreement
                  with a copy to:

                  Blake, Cassels & Graydon LLP
                  Box 25, Commerce Court West
                  199 Bay Street, 28th Floor
                  Toronto, ON
                  M5L 1A9
                  Attention:  Susan Grundy/Milly Chow
                  Facsimile:  416.863.2653

Any facsimile notice shall be deemed to have been received on transmission (and receipt of confirmation of transmission) if sent, to the Lender, before 4:00 p.m. London, England time and if to the Borrower or the Guarantor, before 4:00 p.m. Eastern Standard Time and, if not, on the next Business Day following transmission. All notices and other communications given to any party hereto that are delivered by hand or overnight courier service in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt. Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto.

8.2      Waivers; Amendments.

         (a) No failure or delay by the Lender in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Lender hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted by Section 8.2(b), and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of the Loan shall not be construed as a waiver of any Default, regardless of whether the Lender may have had notice or knowledge of such Default at the time.

         (b) Neither this Agreement nor any other Financing Document (or any provision hereof or thereof) may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrower and the Lender.

8.3      Expenses; Indemnity; Damage Waiver.

         (a) The Borrower shall pay (i) all reasonable out-of-pocket expenses (including United Kingdom Value Added Tax or any other similar tax) incurred by the Lender, the Guarantor and their Affiliates, including the reasonable fees, charges and disbursements of counsel for the Lender and all applicable Taxes, in connection with the negotiation, preparation, execution, delivery and administration of this Agreement and the other Financing Documents, including schedules and exhibits, the consideration of legal questions relevant hereto and thereto and the filing, recording, re-filing or re-recording of any Financing Documents and all amendments or supplements to any thereof (ii) all reasonable out-of-pocket expenses incurred by the Lender and its Affiliates, including the reasonable fees, charges and disbursements of counsel for the Lender and applicable


ECM Credit Agreement

Taxes, in connection with any amendments, modifications, consents, supplements or waivers of the provisions hereof or of any of the other Financing Documents, (whether or not the transactions contemplated hereby or thereby shall be consummated), and (iii) all out-of-pocket expenses incurred by the Lender, including the fees, charges and disbursements of any counsel for the Lender and all applicable Taxes (including the United Kingdom Value Added Tax or any other similar tax), in connection with the enforcement or protection of its rights in connection with this Agreement, including its rights under this Section, or in connection with the Loan made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of the Loan, whether or not consummated.

         (b) The Borrower shall indemnify the Lender and each assignee of any of the Lender, (the Lender and each such assignee being called an "Indemnitee") against, and hold each Indemnitee harmless from, any and all losses, claims, cost recovery actions, damages, expenses and liabilities of whatsoever nature or kind and all reasonable out-of-pocket expenses (including in respect of the preparation of this Agreement and the other Financing Documents referred to in clause 8.3(a)(i), disbursements of counsel) and all applicable Taxes to which any Indemnitee may become subject arising out of or in connection with (i) the execution or delivery of the Financing Documents or any agreement or instrument contemplated thereby, the performance by the parties thereto of their respective obligations thereunder, and the consummation of the Transactions or any other transactions thereunder, (ii) the Loan or any actual or proposed use of the proceeds therefrom, (iii) any actual or alleged presence or release of any hazardous materials on or from any property owned or operated by the Borrower or the Guarantor, or any Environmental Liability related in any way to the Borrower or the Guarantor, (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto, (v) any other aspect of this Agreement and the other Financing Documents, or (vi) the enforcement of any Indemnitee's rights hereunder and any related investigation, defence, preparation of defence, litigation and enquiries, in each case regardless of whether or not the Acquisition is consummated; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence (it being acknowledged that ordinary negligence does not necessarily constitute gross negligence) or wilful misconduct of or material breach of this Agreement by such Indemnitee.

         (c) The Borrower and the Guarantor shall not assert, and hereby waive (to the fullest extent permitted by applicable Law), any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, any Financing Document, or any agreement or instrument contemplated thereby, the Transactions, the Loan or the use of the proceeds thereof.

         (d) Any inspection of any property of the Borrower, the Guarantor or any of their Subsidiaries made by or through the Lender is for purposes of administration of the Loan only, and neither the Borrower, the Guarantor nor any of their Subsidiaries are entitled to rely upon the same (whether or not such inspections are at the expense of the Borrower or the Guarantor).

         (e) By accepting or approving anything required to be observed, performed, fulfilled or given to the Lender pursuant to the Financing Documents, the Lender shall not be deemed to have warranted or represented the sufficiency, legality, effectiveness or legal effect of the same, or of


ECM Credit Agreement
any term, provision or condition thereof, and such acceptance or approval thereof shall not constitute a warranty or representation to anyone with respect thereto by the Lender.

         (f) The relationship between the Borrower and the Lender is, and shall at all times remain, solely that of borrower and lender. The Lender shall not under any circumstance be construed to be a partner or joint venturer of the Borrower, Guarantor or any of their Affiliates. The Lender shall not under any circumstance be deemed to be in a relationship of confidence or trust or a fiduciary relationship with the Borrower, Guarantor or any of their Affiliates, or to owe any fiduciary duty to the Borrower, Guarantor or any of their Affiliates.

         (g) The Lender shall not be responsible or liable to any Person for any loss, damage, liability or claim of any kind relating to injury or death to Persons or damage to Property caused by the actions, inaction or negligence of the Borrower, Guarantor or any Subsidiary and/or their Affiliates and the Borrower hereby indemnifies and holds the Lender and the Lender harmless on the terms set forth in Section 8.3(b) from any such loss, damage, liability or claim.

         (h) This Agreement is made for the purpose of defining and setting forth certain obligations, rights and duties of the Borrower, Guarantor and the Lender in connection with the Loans, and is made for the sole benefit of the Borrower, the Lender, and the Lender's successors and assigns. Except as provided in Sections 8.3(b) and 8.4, no other Person shall have any rights of any nature hereunder or by reason hereof.

8.4      Successors and Assigns; Participations.

         (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that neither the Borrower nor the Guarantor may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Lender (and any attempted assignment or transfer by the Borrower or the Guarantor without such consent shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto and their respective successors and assigns permitted hereby) any legal or equitable right, remedy or claim under or by reason of this Agreement.

         (b) The Lender may assign or transfer by novation to an assignee all or a part of its rights and obligations under this Agreement and the other Financing Documents (including all or a portion of the Loan at the time owing to it) to (i) a Commercial Bank or an Affiliate of the Lender without the prior consent of the Borrower or the Guarantor; and (ii) any other entity which is regularly engaged in making, purchasing or investing in loans, securities or other financial assets with the prior written consent of the Borrower and the Guarantor, (which consent shall not be unreasonably withheld or delayed). Notwithstanding any other provision of this Agreement, neither the Borrower's nor the Guarantor's consent shall be required with respect to any assignment made at any time after the occurrence and during the continuance of an Event of Default.

         (c) The Lender may at any time sell participating interests in the Loan or any part thereof to one or more of its Affiliates or Commercial Banks without the prior consent of the Borrower or Guarantor or to any other entity which is regularly engaged in, making, purchasing or investing in loans, securities or other financial assets, with the prior written consent of the

ECM Credit Agreement

Borrower and the Guarantor (which consent shall not be unreasonably withheld or delayed); provided, however that neither the Borrower's nor the Guarantor's consent shall be required to sell any participating interests (as described below) made at any time after the occurrence and during the continuance of an Event of Default, (each of such Persons being herein called a "Participant"), provided, however, that:

             (i) no participation contemplated in this Section shall relieve the Lender from its obligations hereunder or under any of the Financing Documents;

             (ii) the Lender shall remain solely responsible for the performance of its obligations hereunder;

             (iii) the Borrower and the Guarantor shall continue to deal solely and directly with the Lender in connection with the Lender's rights and obligations under this Agreement and the Financing Documents; and

             (iv)   the Borrower shall not be required to pay any amount under
                    Section 2.14 or 2.16 that is greater than the amount which it would have been required to pay had no participating interests been sold.

The Borrower acknowledges and agrees that each Participant, for the purposes of Sections 2.14, 2.16, 8.3 and 8.8, shall be considered the Lender.

8.5 Survival. All covenants, agreements, representations and warranties made by the Borrower and the Guarantor herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the making of the Loan, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid. Sections 2.14, 2.16 and
8.3 shall survive and remain in full force and effect, regardless of the consummation of the Transactions, the repayment of the Loan or the termination of this Agreement or any provision hereof.

8.6 Counterparts; Integration; Closing. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Financing Documents, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.1, this Agreement shall become effective when it shall have been executed by the Lender and when the Lender shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed original counterpart of a signature page of this Agreement by facsimile or electronic mail shall be as effective as delivery of a manually executed original counterpart of this Agreement.

ECM Credit Agreement

8.7 SeverabilityError! Bookmark not defined.. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof, and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

8.8 Right of Set Off. If an Event of Default shall have occurred and be continuing, the Lender is hereby authorized at any time and from time to time, to the fullest extent permitted by Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency or precious metals (including Gold)) at any time held and other obligations at any time owing by the Lender to or for the credit or the account of the Borrower or the Guarantor against any of and all of the obligations of the Borrower or Guarantor now or hereafter existing under this Agreement and the other Financing Documents held by the Lender, irrespective of whether or not the Lender shall have made any demand under this Agreement (and whether or not then due) and although such obligations may be unmatured. The rights of the Lender under this Section are in addition to other rights and remedies (including other rights of set off) which the Lender may have.

8.9      Governing Law; Jurisdiction; Consent to Service of Process.

         (a) This Agreement shall be construed in accordance with and governed by the Laws of the Province of Ontario and the laws of Canada applicable therein.

         (b) The Borrower and the Guarantor hereby irrevocably and unconditionally submit, for themselves and their property, to the non-exclusive jurisdiction of the Courts of the Province of Ontario, and any appellate court thereof, in any action or proceeding arising out of or relating to this Agreement, or any other Financing Document or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in Ontario. The Borrower and the Guarantor agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Nothing in this Agreement shall affect any right that the Lender, the Lender, or the Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Financing Document against the Borrower or the Guarantor or their properties in the courts of any other jurisdiction where any property of the Borrower or the Guarantor may be located.

         (c) The Borrower and the Guarantor hereby irrevocably and unconditionally waive, to the fullest extent they may legally and effectively do so, any objection which they may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any court referred to in this Section 8.9(c). Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Law, any forum non conveniens defence to the maintenance of such action or proceeding in any such court. To the extent that either the Borrower or the Guarantor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgement, attachment in aid of execution or otherwise) with respect to itself or its property, the Borrower and/or the Guarantor, as applicable, hereby irrevocably waives such immunity in respect of its obligations under this Agreement and the other Financing Documents.


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
                                    - 45 -



         (d) The Lender hereby irrevocably appoints Blake, Cassels & Graydon LLP as its Process Agent. Service of process may be made upon the Lender by mailing or delivering a copy of such process to it in care of the Process Agent at the Process Agent's address set out in Section 8.1 above and the Lender hereby further irrevocably consents to the service of process in any suit, action or proceeding in Ontario arising out of this Agreement or any other Financing Document by delivering copies of such process to it at its address for notices set out in Section 8.1 hereto.

         (e) The Borrower and Guarantor hereby irrevocably appoint McMillan Binch Mendelsohn LLP as their respective Process Agent. Service of process may be made upon each of the Borrower or Guarantor by mailing or delivering a copy of such process to it in care of their respective Process Agent at such Process Agent's address set out in Section 8.1 above and each of the Borrower and Guarantor hereby further irrevocably consent to the service of process in any suit, action or proceeding in Ontario arising out of this Agreement or any other Financing Document by delivering copies of such process to it at its address for notices set out in Section 8.1 hereto. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

8.10 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER FINANCING DOCUMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND
(B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

8.11 Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

8.12 Confidentiality. The Lender agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to each of its Affiliates, directors, officers, employees, agents and advisors, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority or other Governmental Authority, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies under any Financing Document or any suit, action or proceeding relating to any Financing Document or the enforcement of rights thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any actual or prospective assignee of any of its rights or obligations under this Agreement, or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations, (g) with the consent of the Borrower, or
(h) to the extent such Information (i) becomes publicly


ECM Credit Agreement
available other than as a result of a breach of this Section, or (ii) becomes available to the Lender on a non-confidential basis from a source other than the Borrower. For the purposes of this Section, "Information" means all information received from the Borrower relating to the Borrower, the Guarantor or any of their Affiliates, or their respective business, other than any such information that is available to the Lender on a non-confidential basis prior to disclosure by the Borrower; provided that, in the case of information received from the Borrower after the date hereof, such information is clearly identified as confidential in writing at the time of delivery. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.


                  [REMAINDER OF PAGE LEFT INTENTIONALLY BLANK;
                        SIGNATURES FOLLOW ON NEXT PAGE]






ECM Credit Agreement

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                      ECM (VENCO) LTD.


                                      By: /s/ Dan Hamilton
                                         ---------------------------
                                      Name:    Dan Hamilton
                                      Title:   Vice President


                                      STANDARD BANK Plc


                                      By: /s/ Paul Cunningham
                                         ---------------------------
                                      Name:    Paul Cunningham
                                      Title:   Head of Asset Recovery


                                      By: /s/ Alistair Reid
                                         ---------------------------
                                      Name:    Alistair Reid
                                      Title:   Manager Asset Recovery


                                      CRYSTALLEX INTERNATIONAL CORPORATION


                                      By: /s/ Borden D. Rosiak
                                         -------------------------------
                                      Name:    Borden D. Rosiak
                                      Title:   Chief Financial Officer






ECM Credit Agreement

                                                              Execution Version


                                  EXHIBIT "1"

                          MANDATORY REPAYMENT SCHEDULE
                          ----------------------------
      FOR NEW EQUITY FINANCING NET PROCEEDS OF LESS THAN U.S. $100 MILLION
      --------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
New Equity Financing Proceeds                            Amount of Mandatory Repayment
--------------------------------------------------------------------------------------------------------------------

Less than $50,000,000.00                                 7% of Net Proceeds up to a cap of $3,000,000.00
--------------------------------------------------------------------------------------------------------------------
Between $50,000,000.00 and $75,000,000.00                5% of Net Proceeds up to a cap of $3,500,000.00
--------------------------------------------------------------------------------------------------------------------
Between $75,000,001.00 and $100,000,000.00               4.5% of Net Proceeds up to a cap of $4,000,000.00
--------------------------------------------------------------------------------------------------------------------
$100,000,000.00 and above                                See Exhibit 2
--------------------------------------------------------------------------------------------------------------------








ECM Credit Agreement

                                                              Execution Version



                                  EXHIBIT "2"

                          MANDATORY REPAYMENT SCHEDULE
                          ----------------------------
       FOR NEW EQUITY FINANCING NET PROCEEDS OF U.S. $100 MILLION OR MORE
       ------------------------------------------------------------------



Date of New Equity Financing Closing            Amount of Mandatory Repayment

During month ended 30-Dec-05                    US$6,036,087
During month ended 31-Jan-06                    US$9,136,720
During month ended 28-Feb-06                    US$9,799,806
During  month ended 31-Mar-06                   US$10,462,891
During month ended 28-Apr-06                    US$11,125,976
During month ended 31-May-06                    US$11,789,061
During month ended 30-Jun-06                    US$12,452,146
During month ended 31-Jul-06                    US$13,115,232
During month ended 31-Aug-06                    US$13,778,317
During month ended 29-Sep-06                    US$14,441,402
During month ended 31-Oct-06                    US$15,104,487
During month ended 30-Nov-06                    US$15,767,572
During month ended 29-Dec-06
and thereafter until the Maturity Date          US$16,430,658








ECM Credit Agreement

                                                              Execution Version




                                  EXHIBIT "3"

                               CONVERSION NOTICE
                               -----------------



TO:      ECM (VENCO) LIMITED

AND TO:  CRYSTALLEX INTERNATIONAL CORPORATION

RE: Credit Agreement dated as of December ___, 2005 (the "Credit Agreement") between ECM (VENCO) LIMITED, as Borrower,
         CRYSTALLEX INTERNATIONAL CORPORATION, as Guarantor, and
         STANDARD BANK PLC, as Lender.

-------------------------------------------------------------------------------

         Pursuant to Section 2.11 of the Credit Agreement, the undersigned hereby elects to exchange the principal amount of the Convertible Portion of the Loan in the amount set out below into fully paid, non-assessable and freely tradeable common shares of Crystallex International Corporation (the "Corporation"). The undersigned directs that the common shares of the Corporation issued to the undersigned upon such conversion be issued and delivered to the Person indicated below.

         All capitalized terms used herein have the meaning ascribed thereto in the Credit Agreement, unless otherwise indicated.

         Date of Conversion: __________________________ (being date that this Conversion Notice is received in accordance with Section 8.1 of the Credit Agreement)

Principal amount of the Convertible Loan to be converted: US$_____________

Average Market Price before Exchange into US$: Cdn$ _________________ (being the lower of (i) the Average Market Price for Crystallex Shares on the Toronto Stock Exchange on the Effective Date and (ii) the Average Market Price on the Date of Conversion)

Currency Exchange Rate: __________ (being the Noon rate as reported by the Federal Reserve Bank of New York on the Effective Date or the Date of Conversion, as applicable)

Crystallex Share Value: US$______________ (based on Average Market Price as defined in the Credit Agreement and after exchange into US Dollars in accordance with Section 2.11(d) of the Credit Agreement)




ECM Credit Agreement

Number of Shares to be Issued pursuant to this Conversion Notice: _____________ common shares of the Corporation


(Print name in which common shares are to be issued, delivered and registered)


Name ___________________________


________________________________
(Address)

________________________________

________________________________



                                            STANDARD BANK PLC


Dated:                                      By:
       --------------------                    --------------------------------
                                            Name:
                                            Title



ECM Credit Agreement

                                                              Execution Version




                                   SCHEDULE A

                        EXISTING CONVERTIBLE SECURITIES
                        -------------------------------





9,397,727 common share purchase warrants (See Note 8 of the Guarantor's unaudited consolidated financial statements for the nine months ended September 30, 2005)







ECM Credit Agreement

                                                              Execution Version




                                   SCHEDULE B

                               DISCLOSED MATTERS
                               -----------------





1. Activities of illegal miners (see page 11 of the base shelf prospectus dated August 23, 2005) present on certain mining properties may have resulted in non-compliance with Environmental Laws.







ECM Credit Agreement

                                                               Executed Version




                                   SCHEDULE C

                              GOVERNMENT APPROVALS
                              --------------------





1.       Toronto Stock Exchange approval

2.       American Stock Exchange approval






ECM Credit Agreement

                                                              Execution Version




                                   SCHEDULE D

                                   LITIGATION
                                   ----------





1. Vanessa Arbitration (see page 14 of the base shelf prospectus dated August 23, 2005)

2. Vengroup Arbitration (see page 15 of base shelf prospectus dated August 23, 2005)






ECM Credit Agreement

                                                              Execution Version




                                   SCHEDULE E

                            TAXES AND OTHER PAYMENTS
                            ------------------------

                                      NONE








ECM Credit Agreement

                                                              Execution Version



                                   SCHEDULE F

                                    DEFAULTS
                                    --------

                                      NONE






ECM Credit Agreement

                                  Schedule "B"

       Second Amendment to US$2.05 Million Restructured Credit Agreement
                                 (see attached)

                                                              EXECUTION VERSION


                      SECOND AMENDMENT TO CREDIT AGREEMENT
                      ------------------------------------


         THIS SECOND AMENDMENT TO CREDIT AGREEMENT (the "Second Amending Agreement") is made as of December 23, 2005 between MINERAS BONANZA C.A., as Borrower (the "Borrower"), CRYSTALLEX INTERNATIONAL CORPORATION ("Crystallex"), BOLIVAR GOLDFIELDS A.V.V., ORINOQUIA MINING A.V.V., REVEMIN II C.A., 0702259 B.C. LTD. (the continuing corporation, resulting from the amalgamation of 0700179 B.C. Ltd. and El Callao Mining Corp.) and ECM (VENCO) LTD., as Project Parties (Crystallex, together with such other parties, collectively, the "Project Parties"), STANDARD BANK PLC (formerly, Standard Bank London Limited), as the sole initial lender and, as of the date hereof, the sole lender (the "Initial Lender" and "Lender"), STANDARD BANK PLC (formerly, Standard Bank London Limited), as Collateral Agent (in such capacity, the "Collateral Agent") and STANDARD BANK PLC (formerly, Standard Bank London Limited), as the Administrative Agent (in such capacity, the "Administrative Agent").

WHEREAS:

A. The Borrower, the Project Parties (or in the case of 0702259 B.C. Ltd., its predecessor corporation), the Initial Lender, the Collateral Agent and the Administrative Agent are parties to a Credit Agreement dated as of August 11, 2000, as amended by First Amendment to Credit Agreement dated as of October 26, 2001 (collectively, the "Agreement").

B. Pursuant to a court approved arrangement, El Callao Mining Corp. ("El Callao") amalgamated with 0700179 B.C. Ltd. on August 19, 2004 to form 0702259 B.C. Ltd. As a result, Crystallex currently holds 100% of the issued and outstanding shares of 0702259 B.C Ltd.

C. Standard Bank Plc was and is the sole Initial Lender and on the date hereof is also the sole Lender, there having been no assignment or delegation by Standard Bank Plc, as an Assignor Lender, to an Assignee Lender, of all or any part of Standard Bank Plc's total Loan and Commitment pursuant to Section 11.11.1 of the Agreement.

D. The Borrower and the Project Parties have requested, and the Administrative Agent, Collateral Agent, Initial Lender and Lender have agreed, to restructure the Principal Payments and the repayment provisions of the Agreement on the terms and conditions set out in this Second Amending Agreement.

         NOW THEREFORE THIS SECOND AMENDING AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements contained in this Amending Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agree as follows:



SECOND AMENDMENT

                                       2                      EXECUTION VERSION


                                   ARTICLE 1.
                                 INTERPRETATION

1.1      One Agreement

         This Second Amending Agreement and the Agreement shall be read, interpreted, construed and have effect as, and shall constitute, one agreement with the same effect as if the amendments made by this Second Amending Agreement had been contained in the Agreement.

1.2      Defined Terms

         In this Second Amending Agreement, unless something in the subject matter or context is inconsistent therewith, (a) terms defined in the description of the parties or elsewhere in this Second Amending Agreement have the respective meanings given to them herein, and (b) all other capitalized terms have the respective meanings given to them in the Agreement.

1.3      Agreement to Remain

         Except as provided hereby, the provisions of the Agreement shall continue in full force and effect, unamended.

1.4      Headings

         The headings of the Articles and Sections of this Second Amending Agreement are inserted for convenience of reference only and shall not affect the construction or interpretation of this Second Amending Agreement.

1.5      References

         All references in this Second Amending Agreement to Articles and Sections, unless otherwise specified, are to Articles and Sections of the Agreement.

                                   ARTICLE 2.
                                   AMENDMENTS

2.1      Definitions; Interpretation

         2.1.1 The definition of "Agreement" in Section 1.1 of the Agreement is hereby deleted in its entirety and replaced with the following:

         "Agreement" shall mean the credit agreement dated as of August 11, 2000 among, inter alia, the Borrower, the Project Parties thereto and Standard Bank London Limited (now Standard Bank Plc), including all Exhibits and Schedules thereto, as amended by First Amendment to Credit Agreement dated as of October 26, 2001 and by Second Amendment to Credit Agreement dated as of December 20, 2005, including all Exhibits and Schedules to such amendments, as it or they may be further amended, restated or supplemented from time to time.

         2.1.1 The definition of "Maturity Date" in Section 1.1 of the Agreement is hereby deleted in its entirely and replaced with the following:


SECOND AMENDMENT

                                       3                      EXECUTION VERSION


         "Maturity Date" means December 31, 2008.

         2.1.2 Section 1.1 of the Agreement is hereby amended by adding the following as new definitions:

         "Change of Control" has the meaning given to it in the ECM Credit Agreement.

         "Change of Control Closing" has the meaning given to it in the ECM Credit Agreement.

         "ECM Credit Agreement" means the credit agreement between ECM (Venco) Ltd. ("ECM"), Crystallex and Standard Bank Plc (formerly, Standard Bank London Limited) dated as of the date hereof, as it may be amended, restated or supplemented from time to time.

         "Laws" has the meaning given to it in the ECM Credit Agreement.

         "Trust Indenture" means the Trust Indenture between Crystallex, as issuer, and CIBC Mellon Trust Company, as trustee, dated December 23, 2004; as supplemented by First Supplement to Trust Indenture dated as of December 23, 2004 and Second Supplement to Trust Indenture dated as of September 14, 2005, as it exists as at the date hereof.

         "Las Cristinas Sale" has the meaning given to it in the ECM Credit Agreement.

         "Net Proceeds" has the meaning given to it in the ECM Credit
Agreement.

         "New Equity Financing" has the meaning given to it in the ECM Credit Agreement.

         "Second Amendment Effective Date" has the meaning given to it in
Section 3.1.1 of the Agreement.

2.2      Additional Principal Payments

         Section 3.1.1 of the Agreement is hereby deleted in its entirety and replaced with the following:

         On the date on which all of the conditions specified in Section 4.1 hereof are satisfied or waived by the Administrative Agent in accordance with
Section 11.1 of the Agreement (the "Second Amendment Effective Date") and thereafter on the first day of each month until the Maturity Date, the Borrower shall pay to the Administrative Agent on behalf of the Lenders the amount of thirty seven thousand and five hundred United States dollars (U.S.$37,500), to be applied by the Administrative Agent first against accrued and unpaid interest on the Loan and then against the permanent principal reduction of the Principal Outstandings under the Loan. On the Maturity Date, the Borrower hereby unconditionally promises to pay to the Administrative Lender the then unpaid Principal Amount of the Loan, together with all accrued and unpaid interest and all other amounts owing by the Borrower to the Administrative Agent under this Agreement and the other Loan Documents.


SECOND AMENDMENT

                                       4                      EXECUTION VERSION


2.3      Prepayments - Mandatory

         Section 3.1.2 of the Agreement is hereby amended by adding the following as new subsection (c):

         (c)      shall,

                  (i) subject to Sections 3.1.2(c)(iv) and (v), on the closing of each New Equity Financing resulting in Net Proceeds of less than U.S.$100 Million, pay or cause to be paid to the Administrative Agent, on behalf of the Lenders, an amount equal to twenty-five percent (25%) of the amount calculated after applying the formula set forth opposite the Net Proceeds generated by each such New Equity Financing on Exhibit "1" hereto, to be applied by the Administrative Agent and the Lenders in permanent principal reduction of the Loan.

                  (ii) subject to Sections 3.1.2(c)(iv) and (v), on the closing of a New Equity Financing resulting in Net Proceeds of U.S.$100 Million or more, pay or cause to be paid to the Administrative Agent, on behalf of the Lenders, an amount equal to twenty-five percent (25%) of the amount calculated in accordance with Exhibit "2" hereto, based on the period in which the closing of the New Equity Financing occurred, less any payments received by the Administrative Agent pursuant to clause (i) to be applied by the Administrative Agent and the Lenders in permanent principal reduction of the Loan. For greater certainty, the obligation of the Borrower under this
                           Section 3.1.2(c)(ii) shall occur only in respect of the first New Equity Financing resulting in Net Proceeds of U.S.$100 Million or more.

                  (iii) subject to Sections 3.1.2(c)(iv) and (v), in addition to the payment amounts set out in Sections 3.1.2(c)(i) and (ii), as soon as practicable and no later than 35 Business Days after the closing of a Las Cristinas Sale resulting in Net Proceeds in excess of the Change of Control Purchase Price for the Series 1 Notes and the Series 2 Notes (as defined in the Trust Indenture) required to be paid by Crystallex to the holders of such notes under the Trust Indenture as a result of the Las Cristinas Sale, pay or cause to be paid to the Administrative Agent, on behalf of the Lenders, an amount equal to twenty-five percent (25%) of such excess to be applied by the Administrative Agent and the Lenders in permanent principal reduction of the Loan. For greater certainty, and notwithstanding any other provision contained herein, this Section 3.1.2(c)(iii) is not intended to subordinate or postpone, and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, the Indebtedness arising under this Agreement and the other Loan Documents in favour of the Administrative Agent and Lenders to the Indebtedness arising under the Trust Indenture.

                  (iv) in the event that the Borrower is required to make any payment pursuant to Section 3.1.2(c)(i), (ii) or
                           (iii) hereof and all Indebtedness under the ECM


SECOND AMENDMENT

                                       5                      EXECUTION VERSION


                           Credit Agreement has been repaid, and all obligations thereunder have been satisfied, one hundred percent (100%) of the amount payable in accordance with Sections 3.1.2(c)(i), (ii) and (iii) shall be paid or caused to be paid by the Borrower to the Administrative Agent, on behalf of the Lenders, in permanent principal reduction of the Loan.

                  (v) Notwithstanding Sections 3.1.2(c)(i), (ii) and (iii) of the Agreement, the maximum principal amount payable to the holder at any time pursuant to
                           Section 2.8(a), (b) or (c) shall be the then outstanding principal balance owing under the Loan.

                  (vi) in the event of any publicly announced transaction or event which could result in a Change of Control, the Borrower and the Guarantor shall forthwith provide written notice to the Administrative Agent of such publicly announced transaction or event which could result in a Change of Control and forthwith and in any event no later than 35 Business Days after the Change of Control Closing, pay or cause to be paid the then unpaid principal amount of the Loan, together with all accrued interest thereon and all other amounts payable by the Borrower to the Administrative Agent under the Agreement and the other Loan Documents.

2.4      Financial Reporting

         Section 8.1.1 of the Agreement is hereby deleted in its entirety and shall be replaced with the following:

                  8.1.1 Financial Statements and Other Information. Crystallex will furnish to the Lender:

                  (a) promptly, when available, and in any event within 140 days after the close of its Fiscal Year, its consolidated (if applicable) balance sheets at the close of such Fiscal Year and related consolidated statements of operations and cash flows, loss and deficit, and changes in financial position, as may be relevant (with comparable information at the close of and for the prior Fiscal Year) and reported on without Impermissible Qualification by an independent certified public accountant or chartered accountant of recognized international standing; and

                  (b) promptly when available, and in any event within 75 days after the close of the first three Fiscal Quarters of its Fiscal Year, its consolidated (if applicable) balance sheet at the close of such Fiscal Quarter and related consolidated (if applicable) statements of operations and cash flows, loss and deficit, and changes in financial position, as may be relevant, for such Fiscal Quarter and for the period in such Fiscal Year ending on the last day of such Fiscal Quarter (with comparable information at the close of and for the corresponding Fiscal Quarter of the prior Fiscal Year and for the corresponding portion of such prior Fiscal Year) and certified by its Financial Officer;


SECOND AMENDMENT

                                       6                      EXECUTION VERSION



2.5      Financial Covenants and Recalculation of Base Case

                  Sections 8.1.5 and 8.1.6 of the Agreement are hereby be deleted in their entirety.

2.6      Political Risk Insurance

         Section 8.25 of the Agreement is amended to add a new paragraph (e) as follows:

         (e) The Borrower shall forthwith reimburse the Lender all expenses, premiums and costs incurred by the Lender in connection with the Lender obtaining a policy of political risk insurance in respect of the Obligations under the Agreement. Any such amounts incurred by the Lender form part of the Obligations under the Agreement.


                                   ARTICLE 3.
                         REPRESENTATIONS AND WARRANTIES

3.1      Representations and Warranties

         The Borrower and the Project Parties, jointly and severally, represent and warrant to the Administrative Agent that:

         (a) as at December 19, 2005, the Principal Outstandings under the Loan are U.S.$2,058,469.85, together with accrued interest thereon of U.S.$56,739.93;

         (b) as at the date of this Second Amending Agreement, no Default or Event of Default has occurred and is continuing, except as set out in the attached Schedule A;

         (c) as at the date of this Second Amending Agreement, Crystallex is the registered and beneficial owner of 36,575,833 common shares of 0702259 B.C. Ltd., representing 100% of the issued and outstanding shares of such corporation;

         (d) the representations and warranties contained in Article Three of the Agreement are true and correct as if made on the date of this Second Amending Agreement and shall be deemed to be true on the Second Amendment Effective Date;

         (e) this Second Amending Agreement has been duly authorized, executed and delivered by the Borrower and the Project Parties and constitutes a legal, valid and binding obligation of the Borrower and the Project Parties, enforceable against the Borrower and the Project Parties in accordance with its terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies; and

         (f) the transactions contemplated by this Second Amending Agreement do not require the consent or approval of any third party which has not been obtained.


SECOND AMENDMENT

                                       7                      EXECUTION VERSION



                                   ARTICLE 4.
                              CONDITIONS PRECEDENT

4.1      Conditions

         The following conditions precedent shall be satisfied, to the satisfaction of the Administrative Agent, prior to this Second Amending Agreement becoming effective:

         (a) the Administrative Agent (or its counsel) shall have received the following:

                  (i) payment of U.S.$37,500.00 in accordance with Section 22 hereof;

                  (ii) from each party hereto a counterpart of this Second Amending Agreement signed on behalf of each party hereto;

                  (iii) a favourable written opinion (addressed to the Administrative Agent and dated as of the Second Amendment Effective Date) of Gomez, Cottin & Tejera
                           - Paris, counsel to the Borrower, and McMillan Binch Mendelsohn, counsel to Crystallex, covering such matters relating to the Borrower, this Second Amending Agreement or the transactions contemplated hereby as the Administrative Agent shall reasonably request (together with copies of all factual certificates and legal opinions delivered to such counsel in connection with such opinion upon which counsel has relied). The Administrative Agent shall also have received favourable written opinions (addressed to the Administrative Agent and dated as of the Second Amendment Effective Date) of such other special and local counsel as may be required by the Administrative Agent (together with copies of all factual certificates and legal opinions delivered to such counsel in connection with such opinion upon which such counsel has relied);

                  (iv) a certificate of an Authorized Representative of each Project Party to the effect that (i) the representations of such Person set forth in each Loan Document to which it is a party shall be true and correct as of the Second Amendment Effective Date, and (ii) no Default shall have then occurred and be continuing;

                  (v) from the Borrower and each Project Party, a certificate of its secretary or similar officer as to:

                           (A) the corporate resolution of its Board of Directors or similar body (and if required, shareholders' resolutions) then in force and effect authorizing the execution, delivery and performance of this Second Amending Agreement and any other documents authorized, executed and delivered prior to the dates of this Second Amending Agreement, and any other document to be executed by it in connection with the transactions contemplated hereby;

SECOND AMENDMENT

                                       8                      EXECUTION VERSION



                           (B) the incumbency and signatures of those of its managing directors or officers authorized to act with respect to each of the documents set out in (i) above and any other document executed or to be executed by it;

                           (C) its articles of incorporation, certificate of continuance, memorandum of association, as applicable, and its by-laws or bye-laws or the equivalent thereof, as then in effect, and all shareholder agreements, voting trusts and similar arrangements applicable to any of the authorized shares of the capital stock or other equity interests in 0702259 B.C. Ltd., upon which certificate the Administrative Agent may conclusively rely until it shall have received a further certificate of Secretary or similar officer of the relevant Person cancelling or amending such prior certificate.

                  (vi) a confirmation and an acknowledgement executed and delivered by each of the Project Parties confirming, as applicable, (i) that the Corporate Guarantee continues to apply to the Indebtedness of the Borrower and the Project Parties to the Lender under this Second Amending Agreement, and (ii) the continuing application of the security granted pursuant to the Security Agreements to the Indebtedness of the Borrower and the Project Parties under the Agreement, as amended by this Second Amending Agreement;

                  (vii) share certificates of 0702259 B.C. Ltd. (formerly El Callao Mining Corp. ("El Callao")) representing 100% of the issued and outstanding shares of 0702259 B.C. Ltd. held by Crystallex. Upon such delivery, the Securities Pledge Agreement delivered by Crystallex in favour of the Administrative Agent dated as of October 26, 2001 shall be deemed amended by this Second Amending Agreement to amend the definition of "Pledged Securities" to mean 36,575,833 common shares in the capital of 0702259 B.C. Ltd., being all the issued and outstanding shares of El Callao legally and beneficially owned by the Pledgor;

                  (viii) such other documents and Instruments as are customary for transactions of this type or as the Administrative Agent may reasonably request;

         (b) the ECM Credit Agreement restructuring the obligations of ECM under a 1992 ISDA Master Agreement (Multi-currency cross-border) dated November 1, 2001 shall have been executed and delivered by ECM and Crystallex, in form and substance satisfactory to Standard Bank Plc, as lender thereunder, and all conditions precedent thereto shall have been satisfied or waived in accordance with the provisions thereof;

         (c) the Administrative Agent shall have received evidence satisfactory to it that the Ontario PPSA registration no.200000809 1803 1531 3120 filed on August 9, 2000 in favour of Trilon Bankcorp Inc., in respect of a August 2, 2000 pledge agreement


SECOND AMENDMENT

                                       9                      EXECUTION VERSION


                  of shares, including without limitation, all common shares of Manhattan Minerals Corp. do not relate to any of the shares pledged by Crystallex in connection with the Agreement, as amended by this Second Amending Agreement; and

         (d) no development, event or circumstance shall have occurred which in the opinion of the Administrative Agent has had, or would be reasonably likely to have a Material Adverse Effect which has not been disclosed to the Administrative Agent in writing as of the Second Amendment Effective Date.

         The conditions set forth in this Section 5.1 are inserted for the sole benefit of the Administrative Agent and may be waived by the Administrative Agent, in whole or in part, with or without terms or conditions.


                                   ARTICLE 5.
                                    GENERAL

5.1      Confirmation

         (a) The Agreement, as amended by this Second Amending Agreement, is hereby confirmed by the Borrower and the Administrative Agent.

         (b) The Borrower and each of the Project Parties hereby confirms that, notwithstanding this Second Amending Agreement, the Agreement, as amended by this Second Amending Agreement, and all other Loan Documents to which it is a party, remain valid and enforceable obligations in accordance with its terms, including all security and guarantees provided by the Borrower and the Project Parties to secure the obligations and liabilities of the Borrower and/or the Project Parties under the Agreement, as amended by this Second Amending Agreement.

5.2      Limited Power of Attorney

         Crystallex hereby irrevocably constitutes and appoints the Administrative Agent (and its counsel Blake, Cassels & Graydon LLP) as its true and lawful attorney with full power of substitution for Crystallex, and in Crystallex's name, place and stead, to execute and register such financing statements or financing change statements under the Personal Property Security Act (British Columbia) or equivalent thereof in any other applicable jurisdiction, in order to perfect or continue perfection of the security interests assigned by Bema Gold Corporation to Crystallex in respect of El Callao Mining Corp. (now 0702259 B.C. Ltd.). This Limited Power of Attorney, being coupled with an interest, shall be irrevocable.

5.3      Binding Nature

         This Second Amending Agreement shall enure to the benefit of and be binding upon each of the Borrower, the Project Parties, the Administrative Agent, the Collateral Agent, the Initial Lender and Lender and their respective successors and permitted assigns.


SECOND AMENDMENT

                                      10                      EXECUTION VERSION


5.4      Counterpart

         This Second Amending Agreement may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together one and the same agreement. Delivery of an executed original counterpart of a signature page of this Second Amending Agreement by facsimile or electronic mail shall be as effective as delivery of a manually executed original counterpart of this Second Amending Agreement.

5.5      Conflicts

         If any provision of this Second Amending Agreement is inconsistent with any provision of the Agreement the relevant provision of this Second Amending Agreement shall prevail.

5.6      Law of Contract

         This Second Amending Agreement shall be governed by and construed in accordance with the laws of the State of New York and of the laws of the United States of America applicable therein.

5.7      Jurisdiction

         The Borrower and the Project Parties hereby irrevocably and unconditionally submit, for themselves and their property, to the non-exclusive jurisdiction of the Courts of the State of New York, and any appellate court thereof; in any action or proceeding arising out of or relating to this Second Amending Agreement, or for recognition or enforcement of any judgment in connection with this Second Amending Agreement, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in the State of New York. The Borrower and the Project Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law (as defined in the Agreement, as amended by this Second Amending Agreement). Nothing in this Second Amending Agreement shall affect any right that the Administrative Agent or Lenders may otherwise have to bring any action or proceeding relating to this Second Amending Agreement against the Borrower or any of the Project Parties or their properties in the courts of any other jurisdiction where any property of the Borrower or the Project Parties may be located.


SECOND AMENDMENT

                                      11                      EXECUTION VERSION



IN WITNESS OF WHICH the Borrower, the Project Parties, the Administrative Agent, the Collateral Agent, the Initial Lender and the Lender have executed this Second Amending Agreement as of the date indicated on the first page of this Second Amending Agreement.

                                           MINERAS BONANZA C.A.
                                           as the Borrower


                                           By:  /s/ Borden D. Rosiak
                                               --------------------------------
                                                  Name:  Borden D. Rosiak
                                           Title:        Authorized Signatory
                                                  -----------------------------

                                           I have authority to bind the company


                                           REVEMIN II, C.A.
                                           as a Project Party


                                           By:  /s/ Borden D. Rosiak
                                               --------------------------------
                                                  Name:  Borden D. Rosiak
                                           Title:        Authorized Signatory
                                                  -----------------------------

                                           I have authority to bind the company


                                           BOLIVAR GOLDFIELDS A.V.V.
                                           as a Project Party


                                           By:  /s/ Borden D. Rosiak
                                               --------------------------------
                                                  Name:  Borden D. Rosiak
                                           Title:        Authorized Signatory
                                                  -----------------------------

                                           I have authority to bind the company


                                           ORINOQUIA MINING A.V.V.
                                           as a Project Party


                                           By:  /s/ Borden D. Rosiak
                                               --------------------------------
                                                  Name:  Borden D. Rosiak
                                           Title:        Authorized Signatory
                                                  -----------------------------

                                           I have authority to bind the company


SECOND AMENDMENT

                                      12                      EXECUTION VERSION



                                           CRYSTALLEX INTERNATIONAL CORPORATION
                                           as a Project Party


                                           By:  /s/ Borden D. Rosiak
                                               --------------------------------
                                                  Name:  Borden D. Rosiak
                                           Title:        Chief Financial Officer
                                                  -----------------------------

                                           I have authority to bind the
                                           corporation


                                           0702259 B.C. LTD. (formerly, EL
                                           CALLAO MINING CORP.)
                                           as a Project Party


                                           By:  /s/ Daniel R. Ross
                                               --------------------------------
                                                  Name:  Daniel R. Ross
                                           Title:        Director
                                                  -----------------------------

                                           I have authority to bind the
                                           corporation


                                           ECM (VENCO) LTD.
                                           as a Project arty


                                           By:  /s/ Dan Hamilton
                                               --------------------------------
                                                  Name:  Dan Hamilton
                                           Title:        Vice President
                                                  -----------------------------

                                           I have the authority to bind the
                                           company


SECOND AMENDMENT

                                      13                      EXECUTION VERSION



                                           STANDARD BANK PLC
                                           as Initial Lender and Lender


                                           By:  /s/ Paul Cunningham
                                               --------------------------------
                                                  Name:  Paul Cunningham
                                           Title:        Head of Asset Recovery
                                                  -----------------------------


                                           By:  /s/ Alistair Reid
                                               --------------------------------
                                                  Name:  Alistair Reid
                                           Title:        Manager Asset Recovery
                                                  -----------------------------

                                           We have the authority to bind the
                                           Bank


                                           STANDARD BANK PLC
                                           as Administrative Agent


                                           By:  /s/ Paul Cunningham
                                               --------------------------------
                                                  Name:  Paul Cunningham
                                           Title:        Head of Asset Recovery
                                                  -----------------------------


                                           By:  /s/ Alistair Reid
                                               --------------------------------
                                                  Name:  Alistair Reid
                                           Title:        Manager Asset Recovery
                                                  -----------------------------

                                           We have authority to bind the Bank


                                           STANDARD BANK PLC
                                           as Collateral Agent


                                           By:  /s/ Paul Cunningham
                                               --------------------------------
                                                  Name:  Paul Cunningham
                                           Title:        Head of Asset Recovery
                                                  -----------------------------


                                           By:  /s/ Alistair Reid
                                               --------------------------------
                                                  Name:  Alistair Reid
                                           Title:        Manager Asset Recovery
                                                  -----------------------------

                                           We have authority to bind the Bank


SECOND AMENDMENT

                                                              EXECUTION VERSION




                                   SCHEDULE A

                                    DEFAULTS
                                    --------



                                      NONE






SECOND AMENDMENT

                                                              EXECUTION VERSION


                                  EXHIBIT "1"

                          MANDATORY REPAYMENT SCHEDULE
                          ----------------------------

      FOR NEW EQUITY FINANCING NET PROCEEDS OF LESS THAN U.S. $100 MILLION
      --------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
New Equity Financing Proceeds                  Amount of Mandatory Repayment

---------------------------------------------------------------------------------------------------------
Less than $50,000,000.00                       7% of Net Proceeds up to a cap of $3,000,000.00
---------------------------------------------------------------------------------------------------------
Between $50,000,000.00 and $75,000,000.00      5% of Net Proceeds up to a cap of $3,500,000.00
---------------------------------------------------------------------------------------------------------
Between $75,000,001.00 and $100,000,000.00     4.5% of Net Proceeds up to a cap of $4,000,000.00
---------------------------------------------------------------------------------------------------------
$100,000,000.00 and above                      See Exhibit 2
---------------------------------------------------------------------------------------------------------






SECOND AMENDMENT

                                                              EXECUTION VERSION


                                  EXHIBIT "2"

                          MANDATORY REPAYMENT SCHEDULE
                          ----------------------------

       FOR NEW EQUITY FINANCING NET PROCEEDS OF U.S. $100 MILLION OR MORE
       ------------------------------------------------------------------

Date of New Equity Financing Closings            Amount of Mandatory Repayment
During month ended 30-Dec-05                               US$6,036,087
During month ended 31-Jan-06                               US$9,136,720
During month ended 28-Feb-06                               US$9,799,806
During month ended 31-Mar-06                              US$10,462,891
During month ended 28-Apr-06                              US$11,125,976
During month ended 31-May-06                              US$11,789,061
During month ended 30-Jun-06                              US$12,452,146
During month ended 31-Jul-06                              US$13,115,232
During month ended 31-Aug-06                              US$13,778,317
During month ended 29-Sep-06                              US$14,441,402
During month ended 31-Oct-06                              US$15,104,487
During month ended 30-Nov-06                              US$15,767,572
During month ended 29-Dec-06
and thereafter until the Maturity Date                    US$16,430,658





SECOND AMENDMENT

                          DATED AS OF OCTOBER 26, 2001
                          ----------------------------




                              MINERAS BONANZA C.A.
                                  as Borrower

                      CRYSTALLEX INTERNATIONAL CORPORATION
                           BOLIVAR GOLDFIELDS A.V.V.
                            ORINOQUIA MINING A.V.V.
                                REVEMIN II, C.A.
                             EL CALLAO MINING CORP.
                                      and
                                ECM (VENCO) LTD.
                         as additional Project Parties

                          STANDARD BANK LONDON LIMITED
                          as Initial Lender and Lender

                          STANDARD BANK LONDON LIMITED
                              as Collateral Agent

                                      and

                          STANDARD BANK LONDON LIMITED
                            as Administrative Agent



                            ________________________

                               FIRST AMENDMENT TO
                                CREDIT AGREEMENT
                            ________________________

                      FIRST AMENDMENT TO CREDIT AGREEMENT


THIS FIRST AMENDMENT TO CREDIT AGREEMENT is dated as of October 26, 2001 (this "First Amendment"), AMONG:

(1) MINERAS BONANZA C.A., a company organized under the laws of Venezuela ("Bonanza" or the "Borrower");

(2) CRYSTALLEX INTERNATIONAL CORPORATION, a company organized under the federal laws of Canada ("Crystallex"), BOLIVAR GOLDFIELDS A.V.V., a company organized under the laws of Aruba, having its statutory seat in Aruba, Netherlands Antilles ("Bolivar Aruba"), ORINOQUIA MINING A.V.V., a company organized under the laws of Aruba, having its statutory seat in Aruba, Netherlands Antilles ("Orinoquia"), REVEMIN II, C.A., a company organized under the laws of Venezuela ("Revemin"), EL CALLAO MINING CORP., a company organized under the laws of the Province of British Columbia ("El Callao"), and ECM (VENCO) LTD., as additional Project Parties (El Callao and ECM sometimes collectively referred to herein as the "New Project Parties");

(3) STANDARD BANK LONDON LIMITED, a bank organized under the laws of England ("Standard Bank"), as the sole initial lender and, as of the date hereof, the lender ("Initial Lender");

(4) STANDARD BANK LONDON LIMITED, in its capacity as the collateral agent (in such capacity, the "Collateral Agent"); and

(5) STANDARD BANK LONDON LIMITED, in its capacity as the administrative agent (in such capacity, the "Administrative Agent").

                                    RECITALS

The Borrower, Crystallex, Bolivar Aruba, Orinoquia, Revemin, the Initial Lender, the Collateral Agent and the Administrative Agent are parties (the "Original Parties") to a Credit Agreement, dated as of August 11, 2000 (together with all Schedules and Exhibits attached thereto, the "Agreement").

Pursuant to the Agreement, the other Loan Documents and the Project Documents, the Lenders made a loan available to the Borrower in an amount no greater than the Aggregate Commitment Amount. The Borrower has requested that the terms for the scheduled repayment of the Aggregate Commitment Amount be revised, and the Initial Lender and other Original Parties wish to agree to such revision, to add the New Project Parties as additional Project Parties (the New Project Parties and the Original Parties, each a "Party" and collectively, the "Parties"), and to further amendments to the Agreement, upon the terms and subject to the conditions provided in this First Amendment.

Standard Bank was and is the sole Initial Lender and on the date hereof is also the sole Lender, there having been no assignment or delegation by Standard Bank, as an Assignor Lender, to an Assignee Lender, of all or any fraction of Standard Bank's total Loan and Commitment pursuant to Section 11.11.1 of the Agreement

Crystallex owns directly approximately 80% of all of the shares of El Callao and El Callao owns directly all of the shares of ECM. ECM owns directly 51% of all of the shares of Osmin Holdings Limited, a company organized under the laws of Bermuda ("Osmin"), and Osmin owns directly all of the shares of Auriferous El Callao C.A., a company organized under the laws of Venezuela ("Auriferous").

Auriferous owns the mining concessions and rights to the La Victoria gold ore deposit and other associated properties and facilities located in the State of Bolivar, Venezuela (the "La Victoria Mine"). Crystallex and the New Project Parties are presently extracting gold from the La Victoria Mine, which gold is being processed at the Revemin Mill.

As additional security for the Borrower's obligations under the Agreement: (a) Crystallex is willing to grant a security interest over its interest in the share capital of El Callao, (b) El Callao is willing to grant a security interest over its interest in the share capital of ECM, (c) ECM is willing to grant a security interest over its interest in the share capital of Osmin, (d) Crystallex is willing to assign its right, title and interest in the El Callao Indebtedness and security related thereto (as hereinafter defined in the revised defined terms in Schedule I attached hereto, as provided in Section 4, below) and (e) Crystallex is willing to guaranty the obligations of the Borrower and any other Affiliates of Crystallex under any Hedging Obligations.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy whereof is hereby acknowledged by each Party hereto, the Parties hereto hereby agree as follows:

1. The foregoing RECITALS are true and correct and are incorporated in this First Amendment; provided, however, that such agreement by the Initial Lender, the Collateral Agent and the Administrative Agent as to the fourth and fifth RECITALS is based solely upon the representations of Crystallex, which, solely for the purpose of this Section, the Initial Lender, the Collateral Agent and the Administrative Agent assume to be true and correct.

2. The Agreement, the Loan Documents and the Project Documents, as executed and/or delivered by the Parties, or as any such Loan Documents are to be executed and/or delivered by Crystallex and the New Project Parties as provided herein, are hereby incorporated in this First Amendment by reference as if fully set forth herein, and shall remain in full force and effect in accordance with their terms, except as specifically amended or otherwise provided herein.

3. The New Project Parties are each added as parties to the Agreement and as additional Project Parties solely for the purposes specifically stated herein. The New Project Parties each agree to be parties to the Agreement for such purposes and to be bound by all of the terms, conditions and provisions of this First Amendment, and to fully comply with their obligations hereunder.

4. Section 1.1 Defined Terms of the Agreement is amended in its entirety to read as set forth in Schedule I attached hereto. Terms for which meanings are provided in the Agreement or in this First Amendment, other than in Section 1.1, as amended, shall have such meanings when used in the Agreement or this First Amendment or if the context otherwise requires and each notice and other communication delivered from time to time in connection herewith.

5. As of the opening of business by the Administrative Agent on the date hereof and immediately prior to the First Amendment Effective Date, the outstanding aggregate amount of the Loan is U.S.$8,500,000.

6. The Commitment Amount of the Initial Lender on the date hereof and immediately following the amendment to Section 1.1, as provided herein, is U.S.$8,500,000.

7. Section 3.1.1 of the Agreement is amended in its entirety to read as follows:

         3.1.1    Scheduled Repayments

         The Borrower shall, on each Payment Date hereafter set forth below, make a mandatory repayment of the Loan as follows:

         Payment Date                                    Principal Payment
         ------------                                    -----------------
         July 15, 2002                                   U.S.$     275,882.45
         January 15, 2003                                U.S.$     318,797.50
         July 15, 2003                                   U.S.$     416,889.04
         January 15, 2004                                U.S.$     514,980.58
         July 15, 2004                                   U.S.$     514,980.58
         January 15, 2005                                U.S.$   2,200,000.00
         July 15, 2005                                   U.S.$   2,200,000.00
         January 15, 2006                                U.S.$   2,058,469.85
         Total Principal Payments                        U.S.$   8,500,000.00

Without in any way limiting the Finance Parties' rights hereunder or the relevant provisions hereof, the parties hereto agree that, should the Venezuelan Companies discover and/or prove sufficient additional Reserves at the Project, they will enter into discussions in order to adjust the repayment schedule described in this Section to reflect such additionally discovered and/or proven Reserves.

8. Section 8.1.6 of the Agreement is amended in its entirety to read as follows:

         8.1.6    Recalculation of Base Case

         (a) The Borrower shall, with the approval of the Administrative Agent, such approval not to be unreasonably withheld, update the Base Case from time to time at least on an annual basis, no later than each October 1, commencing October 1, 2001; provided, however, that the updated base case for October 1, 2001, shall be updated within sixty (60) days following the First Amendment Effective Date ("2001 Date"). Any such updated Base Case shall be the Base Case for all purposes of this Agreement and each other Loan Document. If no agreement between the Borrower and the Administrative Agent can be reached on an updated Base Case by October 1 of the relevant calendar year thereafter (other than October 1, 2001), then the Borrower and the Administrative Agent shall negotiate further in updating the Base Case so as to be acceptable to all parties (and may utilize the services of an independent expert); provided, however, that if such negotiations have not produced a Base Case acceptable to the Administrative Agent by the November 30 next following, then the Base Case then in effect shall remain the Base Case for all purposes of this Agreement and each other Loan Document. Notwithstanding the foregoing, in the event that an updated Base Case is not agreed on or before the 2001 Date: (i) the draft "Corporate Business Plan" attached hereto as Exhibit A is hereby adopted as the Base Case, effective on the 2001 Date, and the proviso in the immediately preceding sentence shall not be given effect, and (ii) if the proviso in the third sentence of
                  Section 8.1.6(a) becomes effective, such "Corporate Business Plan" shall be the "Base Case then in effect" for the purpose of such proviso. The Parties each acknowledge receipt of the electronic document described in Exhibit A, and agree that a printed copy thereof need not be attached hereto.

         (b) Notwithstanding the provisions of clause (a), by an amendment to this Agreement by the parties hereto, or by separate written agreement of the Borrower and the Administrative Agent, a Base Case then in effect may be revised at any time prior to the adoption of an updated base case pursuant to clause (a) (a "Revised Base Case"), to be effective until replaced by an updated Base Case or another Revised Base Case.

9. The first sentence of Section 8.2.7(b) of the Agreement is amended in its entirety to read as follows:

         The counterparty to all Metal Trading Agreements shall be Standard Bank, unless the Administrative Agent shall, at the request of the Borrower but in the Administrative Agent's sole discretion, approve counterparties that are banks, other financial institutions or trading institutions having Indebtedness (with a maturity of one year or less) of Approved Credit Quality.

10.      The obligations of the Lenders to agree to the above amendments to
         Section 3.1.1 of the Agreement shall be subject to the prior or concurrent satisfaction of each of the conditions precedent set forth in this Section, unless the Administrative Agent shall, in its sole discretion, defer such satisfaction to a specified later date. Unless specifically stated to the contrary, each document, certificate and other Instrument delivered pursuant to this Section shall be dated on, or prior to, and shall be in full force and effect on, a Borrowing Date concurrent with or following the First Amendment Effective Date with respect to the Loan.

         The Administrative Agent shall have received:

         (a) Such evidence as the Administrative Agent shall reasonably require to the effect that Crystallex is the registered owner of the share capital of El Callao to be pledged hereunder, that El Callao is the registered owner of the share capital of ECM to be pledged hereunder, that ECM is the registered owner of the share capital of Osmin to be pledged hereunder, that Osmin is the registered owner of the share capital of Auriferous and that Auriferous is the owner of the Mining Rights as to the La Victoria Mine.

         (b) A certificate of an Authorized Representative of each Project Party and (without duplication) Subordinated Creditor to the effect that (i) the representations of such Person set forth in each Loan Document to which it is a party shall be true and correct as at the First Amendment Effective Date and (ii) no Default shall have then occurred and be continuing.

         (c) From Crystallex, each Project Party and (without duplication) Subordinated Creditor, a certificate of its Secretary or similar officer as to:

                  (i) corporate resolutions of its Board of Directors or similar body (and if required, shareholders' resolutions) then in force and effect authorizing the execution, delivery and performance of this First Amendment and each Loan Document ("New Loan Document") other than Loan Documents authorized, executed and delivered prior to the date of this First Amendment, and any other document to be executed by it in connection with the transactions contemplated by such New Loan Documents;

                  (ii) the incumbency and signatures of those of its managing directors or officers authorized to act with respect to each New Loan Document and any other document executed or to be executed by it; and

                  (iii)    its Organic Documents as then in effect,

                  upon which certificate the Administrative Agent may conclusively rely until it shall have received a further certificate of the Secretary or similar officer of the relevant Person cancelling or amending such prior certificate.

         (d) Counterparts of the El Callao Pledge Agreement, duly executed by the Collateral Agent and an Authorized Representative of Crystallex and acknowledged by an Authorized Representative of El Callao;

                  (i) evidence of the delivery of the shares of El Callao pledged thereunder to the Collateral Agent; and

                  (ii) evidence that all filings and registrations required under the laws of Canada (including any required notations to be made in the shareholders' register of El Callao or on the relevant share certificates) shall have been duly made.

         (e) Counterparts of the ECM Pledge Agreement, duly executed by the Collateral Agent and an Authorized Representative of El Callao and acknowledged by an Authorized Representative of ECM;

                  (i) evidence of the delivery of the shares of ECM pledged thereunder to the Collateral Agent; and

                  (ii) evidence that all filings and registrations required under the laws of Bermuda (including any required notations to be made in the shareholders' register of ECM or on the relevant share certificates) shall have been duly made.

         (f) Counterparts of the Osmin Pledge Agreement, duly executed by the Collateral Agent and an Authorized Representative of ECM and acknowledged by an Authorized Representative of Osmin;

                  (i) except for shares presently held in escrow, evidence of the delivery of the shares of Osmin pledged thereunder to the Collateral Agent; and

                  (ii) evidence that all filings and registrations required under the laws of Bermuda (including any required notations to be made in the shareholders' register of Osmin or on the relevant share certificates) shall have been duly made.

         (g) Counterparts of the Crystallex Assignment Agreement, duly executed by the Collateral Agent and an Authorized Representative of each of Crystallex, El Callao and ECM;

                  (i) evidence that all filings required under applicable law shall have been duly made.

         (h) Counterparts of the Crystallex Hedge Guaranty, duly executed by the Collateral Agent and an Authorized Representative of Crystallex.

         (i)      Opinions addressed to the Finance Parties from:

                  (i) McCarthy Tetrault, Canadian counsel to the Project Parties, as to such matters relating to the transactions contemplated by this First Amendment and in substantially such form as the Finance Parties may reasonably request; and

                  (ii) Bermudan and Venezuelan counsel to the Project Parties, as to such matters relating to the transactions contemplated by this First Amendment and in substantially such form as the Finance Parties may reasonably request.

         (j) If the Administrative Agent shall have so requested, an English translation of any of the foregoing documents not originally executed in English, certified by an Authorized Representative of each Project Party thereto.

         (k) The representations and warranties of the Project Parties set forth in Article 7 and in all other Loan Documents, including this First Amendment, shall (subject to the exceptions specifically set forth herein) be true and correct as of the date initially made, and both immediately before and after the making of the requested Loan:

                  (i) such representations and warranties shall be true and correct with the same effect as if then made (unless stated to relate solely to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date); and

                  (ii) no Default shall have then occurred and be continuing.

11. All references to "Sections", "Schedules" and "Exhibits" in the Agreement and this First Amendment and the Schedules and Exhibits attached hereto, shall be references to Sections, Schedules and Exhibits in the Agreement, unless specific reference is made to their being Sections, Schedules or Exhibits "to the First Amendment".

12. Whenever used in the Agreement, the term "either of the Venezuelan Parties" shall be amended to read "any of the Venezuelan Parties", and the term "neither Venezuelan Party" shall be amended to read "no Venezuelan Party".

13. This First Amendment may be executed by the Parties in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement. This First Amendment shall become effective on the date when counterparts hereof executed on behalf of all Parties other than the Administrative Agent (or notice thereof satisfactory to the Agent) shall have been received by the Agent.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the day and year first above written.

                                         MINERAS BONANZA C.A.
                                         as the Borrower


                                         By: /s/ Marc J. Oppenheimer
                                             ---------------------------------
                                                  Marc J. Oppenheimer
                                         Title:   President


                                         REVEMIN II, C.A.
                                         as an additional Project Party


                                         By: /s/ Marc J. Oppenheimer
                                             ---------------------------------
                                                  Marc J. Oppenheimer
                                         Title:   President


                                         BOLIVAR GOLDFIELDS A.V.V.
                                         as an additional Project Party


                                         By: /s/ Marc J. Oppenheimer
                                             ---------------------------------
                                                  Marc J. Oppenheimer
                                         Title:   President


                                         ORINOQUIA MINING A.V.V.
                                         as an additional Project Party


                                         By: /s/ Marc J. Oppenheimer
                                             ---------------------------------
                                                  Marc J. Oppenheimer
                                         Title:   President


                                         CRYSTALLEX INTERNATIONAL CORPORATION
                                         as an additional Project Party


                                         By: /s/ Marc J. Oppenheimer
                                             ---------------------------------
                                                  Marc J. Oppenheimer
                                         Title:   President & CEO


                                         EL CALLAO MINING CORP.
                                         as an additional Project Party


                                         By: /s/ Marc J. Oppenheimer
                                             ---------------------------------
                                                  Marc J. Oppenheimer
                                         Title:   President

                                         ECM (VENCO) LTD.
                                         as an additional Project Party


                                         By: /s/ Marc J. Oppenheimer
                                             ---------------------------------
                                                  Marc J. Oppenheimer
                                         Title:   President


                                         STANDARD BANK LONDON LIMITED
                                         as Initial Lender and Lender


                                         By: /s/ D.M. Newport
                                             ---------------------------------

                                         Name:    D.M. Newport
                                               -------------------------------

                                         Title:   Head of mining finance
                                                ------------------------------


                                         STANDARD BANK LONDON LIMITED
                                         as Administrative Agent


                                         By: /s/ D.M. Newport
                                             ---------------------------------

                                         Name:    D.M. Newport
                                               -------------------------------

                                         Title:   Head of mining finance
                                                ------------------------------


                                         STANDARD BANK LONDON LIMITED
                                         as Collateral Agent


                                         By: /s/ D.M. Newport
                                             ---------------------------------

                                         Name:    D.M. Newport
                                               -------------------------------

                                         Title:   Head of mining finance
                                                ------------------------------

                                   SCHEDULE I

                                 DEFINED TERMS

1.1      Defined Terms

         The following terms, when used in this Agreement, including its preamble and recitals, shall have the following meanings:

         "Account Bank (Canada)" means Bank of Montreal acting from its office in Vancouver, or, subject to this Agreement, such other bank located in Vancouver with which the Proceeds Account (Canada) shall be maintained.

         "Account Bank (Venezuela)" means Banco Orinoco, acting from its office in Caracas or any similar bank nominated by the relevant Venezuelan Company which bank is reasonably satisfactory to the Administrative Agent.

         "Account Banks" means, collectively, the Account Bank (Canada), the Account Bank (Venezuela) and the Local Banks.

         "Acquisition Agreement" is defined in the first recital.

         "Acquisition Effective Date" means such date as of which the Acquisition Transaction shall have been completed in accordance with its terms.

         "Acquisition Transaction" means the purchase by Crystallex from the Vendor of the share capital of Bolivar Aruba (and indirectly Bolivar Aruba's interest in the entire share capital of Orinoquia and Bonanza and 93% of the share capital of Revemin), as contemplated by the Acquisition Agreement.

         "Additional Costs Rate" means for any Interest Period, the applicable rate determined by Administrative Agent and the relevant Lenders in accordance with Schedule II.

         "Administrative Agent" is defined in the preamble.

         "Affiliate" of any Person means any other Person which, directly or indirectly, controls or is controlled by or under common control with such Person (excluding any trustee under, or any committee with responsibility for administering, any compensation, welfare or similar plan). A Person shall be deemed to be "controlled by" any other Person if such other Person possesses, directly or indirectly, power:

         (a) to vote twenty percent (20%) or more of the securities (on a fully diluted basis) having ordinary voting power for the election of directors or managing general partners of such Person; or

         (b) to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

         "Agents" means, collectively, the Administrative Agent and the Collateral Agent.

         "Aggregate Commitment Amount" means U.S.$8,500,000, as may be reduced pursuant to Section 2.1(d).

         "Aggregate Discounted Projected Cashflow" means for any Forecast Period, the aggregate of Projected Available Cashflow for each Measurement Period comprising such Forecast Period, discounted back to the relevant Calculation Date at the Discount Rate.

         "Agreement" is defined in the preamble, and shall include all amendments thereto unless otherwise specified or the context otherwise requires.

         "Amended Disclosure Schedule" means any amended Disclosure Schedule, or any amendments to the Disclosure Schedule, as provided by the Borrower and/or Crystallex and accepted by the Administrative Agent, and containing matters required to be disclosed pursuant to any provision of the Agreement, including the Amended Disclosure Schedule attached as Schedule II to the First Amendment to provide for matters as to the New Project Parties.

         "Applicable Law" means, with respect to any Person or matter, any supranational, national, provincial, federal, state, regional or local statute, law, rule, treaty, convention, regulation, order, decree or other requirement relating to such Person or matter and, where applicable, any interpretation thereof by any Governmental Agency having jurisdiction with respect thereto or charged with the administration or interpretation thereof (in each case, whether or not having the force of law, but if not having the force of law, such statute, law, etc. being of the type with which such Person would comply in the ordinary course of business).

         "Applicable Margin" means two and one-half percent (2.50%) per annum.

         "Approval" means each and every approval, authorization, license, permit, consent, filing and registration by or with any Governmental Agency or other Person necessary for the execution, delivery or performance of this Agreement or any other Operative Document (including any such approval relating to, or necessary for, the production and export of Project Output and the consent of any lessor or owner of any property or assets forming part of the Project) or for the validity or enforceability hereof or thereof, whether or not referred to in Item 1 ("Approvals") of the Disclosure Schedule.

         "Approved Credit Quality" means at least A-1 (or any successor rating) by Standard & Poor's Rating Group, a division of McGraw Hill, Inc. and/or P-1 (or any successor rating) by Moody's Investors Services, Inc.

         "Approved Subordinated Indebtedness" means any intercompany Indebtedness advanced by (a) any Subordinated Creditor for the benefit of Bonanza and subject to the terms and conditions of the Subordination Agreement or (b) any other Affiliate of Crystallex for the benefit of Bonanza and subject to subordination and other terms and conditions the same in all material respects as those contained in the Intercompany Subordination Agreement.

         "Aruban Security Agreement" means the pledge over Orinoquia's rights, title and interest to the Revemin Receivable, between Orinoquia, as pledgor, and the Collateral Agent, substantially in the form of
         Exhibit I attached hereto.

         "Assignee Lender" is defined in Section 11.11.1.

         "Assignment of Contract Rights" means any Assignment executed in Spanish between the relevant Venezuelan Company, as assignor, the Initial Lenders and the Collateral Agent relating to such Venezuelan Company's rights under any designated Project Document, the English translation of which shall be in the agreed terms.

         "Assignor Lender" is defined in Section 11.11.1.

         "Auriferous" is defined in the Recitals to the First Amendment.

         "Authorized Representative" means, relative to any Project Party or (without duplication) Subordinated Creditor, those of its managing directors or officers whose signatures and incumbency shall have been certified pursuant to Section 6.3.

         "Base Case" means the financial model prepared by the Borrower (approved in writing by the Administrative Agent), containing inter alia operational, economic, technical and risk management data concerning the Project and relating to the Facility together with calculations of: (a) the Loan Life Cover Ratio, the Project Life Cover Ratio, the Debt Service Cover Flow Ratio and the Reserve Tail Cover Ratio as subject to agreed standard assumptions and sensitivity analyses, (b) Aggregate Discounted Projected Cashflow and Projected Available Cashflow until the Maturity Date or, as the case may be, the Project End Date and (c) the scheduled payment obligations with respect to the Facility, as such model is modified and updated pursuant to Section
         8.1.6. A print-out of the initial Base Case is attached as Schedule
         II. All references to the "Base Case" shall include and mean instead any Revised Base Case then in effect.

         "Bolivar" means lawful money of Venezuela.

         "Bolivar Aruba" is defined in the preamble.

         "Bolivar Aruba Pledge Agreement" means the pledge agreement between Crystallex, as pledgor, and the Collateral Agent relating to the share capital of Bolivar Aruba, substantially in the form of Exhibit G attached hereto.

         "Bolivar Goldfields" is defined in the first recital.

         "Bonanza" is defined in the preamble.

         "Bonanza Pledge Agreement" means the share pledge executed in Spanish between Orinoquia, as pledgor, the Initial Lenders and the Collateral Agent relating to the share capital of Bonanza, the English translation of which shall be in the agreed terms.

         "Bonanza Proceeds Account" means the account designated as such and maintained by Bonanza with the Account Bank (Venezuela).

         "Borrower" is defined in the preamble.

         "Borrowing Date" means the Business Day on which the Loan is made pursuant to Section 2.1.

         "Borrowing Notice" means a loan request and certificate duly executed by an Authorized Representative of the Borrower, substantially in the form of Exhibit A hereto.

         "Business Day" means:

         (a) any day which is not Saturday, Sunday, a legal holiday or any other day on which banks are closed in London, England or New York, New York, to the extent involving any Venezuelan Company, Caracas, Venezuela or, to the extent involving the Proceeds Account (Canada), Vancouver, British Columbia, Canada;

         (b) in relation to any determination involving Gold, a day on which the LBMA is open for business and on which dealings in Dollar deposits are carried out in the London interbank market; and

         (c) in relation to any payment, drawdown or continuing of an Advance, or the determination of the LIBO Rate, a day on which dealings in Dollar deposits are carried out in the London interbank market.

         "Calculation Date" means each June 30 and December 31, and, without duplication, the Borrowing Date.

         "Capital Contribution" means a cash contribution made (directly or indirectly) by one Person to the ordinary share capital or equity of another Person.

         "Capital Expenditures" means, for any period and with respect to any Person, the sum of:

         (a) the aggregate amount of all expenditures of such Person for fixed or capital assets (including expenditure incurred in connection with deferred development costs) made during such period which, in accordance with GAAP, would be classified as capital expenditures; and

         (b) the aggregate amount of all Capitalized Lease Liabilities incurred during such period.

         "Capitalized Lease Liabilities" means all monetary obligations of any Person under any leasing or similar arrangement which, in accordance with GAAP, would be classified as capitalized leases, and, for the purposes of this Agreement, the amount of such obligations shall be the capitalized amount thereof, determined in accordance with GAAP, and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

         "Cash Equivalent Investment" means, at any time:

         (a) any security, maturing not more than one year after the purchase thereof, issued by the United States Treasury that is maintained in book-entry form on the records of a Federal Reserve Bank in the United States;

         (b) commercial paper, maturing not more than nine months from the date of issue, which (i) has a rating of at least Approved Credit Quality and (ii) is issued or guaranteed by a company (other than any Project Party or Affiliate thereof) or a bank or commercial financial institution; or

         (c) any negotiable certificate of deposit or banker's acceptance denominated in Dollars, maturing not more than one year after the purchase thereof, or any money market funds in any case issued (or, in the case of a banker's acceptance, accepted) by a commercial banking institution organized under the laws of an OECD member country that has a combined capital and surplus and undivided profits of not less than U.S.$1,000,000,000 (or the equivalent thereof in any other currency).

         "Change in Control" means:

         (a) the failure of Crystallex to own (and to have sole power to vote and dispose of), directly or indirectly and free and clear of all Liens (other than any Lien pursuant to the Bolivar Aruba Pledge Agreement or the El Callao Pledge Agreement), 100% of the issued and outstanding share capital (however designated) of Bolivar Aruba and approximately 80% of the issued and outstanding share capital (howsoever designated) of El Callao;

         (b) the failure of Bolivar Aruba to own (and to have sole power to vote and dispose of), directly or indirectly and free and clear of all Liens (other than any Lien pursuant to the Orinoquia Pledge Agreement), 100% of the issued and outstanding share capital (howsoever designated) of Orinoquia;

         (c) the failure of Orinoquia to own (and to have sole power to vote and dispose of), directly or indirectly and free and clear of all Liens (other than any Lien pursuant to the Bonanza Pledge Agreement), 100% of the issued and outstanding share capital (howsoever designated) of Bonanza;

         (d) the failure of Orinoquia to own (and to have sole power to vote and dispose of), directly or indirectly and free and clear of all Liens (other than any Lien pursuant to the Revemin Pledge Agreement), at least 93% of the issued and outstanding share capital (howsoever designated) of Revemin;

         (e) the failure of El Callao to own (and to have sole power to vote and dispose of), directly or indirectly and free and clear of all Liens (other than any Lien pursuant to the ECM Pledge Agreement), 100% of the issued and outstanding share capital (howsoever designated) of ECM;

         (f) the failure of ECM to own (and to have sole power to vote and dispose of), directly or indirectly and free and clear of all Liens (other than any Lien pursuant to the Osmin Pledge Agreement), 51% of the issued and outstanding share capital (howsoever designated) of Osmin; or

         (g) the failure of Osmin to own (and to have sole power to vote and dispose of), directly or indirectly and free and clear of all Liens, 100% of the issued and outstanding share capital (howsoever designated) of Auriferous.

         "Chattel Mortgage" means any Chattel Mortgage (over the personal property and other chattels in and relating to the Tomi Mine or the Revemin Mill) executed in Spanish between the relevant Venezuelan Company, as mortgagor, the Initial Lenders and the Collateral Agent, the English translation of which shall be in the agreed terms.

         "Collateral Agent" is defined in the preamble.

         "Collateral Agreements" means, collectively, the Pledge Agreements and the Security Agreements.

         "Commitment" means each Lender's obligation to make, maintain and continue its Loan in an amount equal to its Commitment Amount in each case pursuant to the terms and subject to the conditions of this Agreement.

         "Commitment Amount" means (a) relative to any Initial Lender, the amount set forth opposite its name on the signature pages hereto under the heading "Commitment Amount" and (b) relative to any Assignee Lender, the amount under the heading "Commitment Amount" assumed from the Assignor Lender pursuant to the Lender Assignment Agreement by which such Assignee Lender became a party to this Agreement, in each case as such amount may be adjusted pursuant to any Lender Assignment Agreement pursuant to which such Assignor Lender or Assignee Lender, as the case may be, is a party.

         "Commitment Termination Date" means the earliest to occur of the following:

         (a)      August 31, 2000;

         (b)      the occurrence of any Enforcement Event;

         (c) the Borrowing Date on which the Loan shall have been made pursuant to Section 2.1; and

         (d)      the termination of the Commitments pursuant to Section
                  2.1(d).

         "Committed Hedging Agreements" means all net forward sale, put/call options, spot deferred sale or other similar arrangements providing for a binding commitment to sell or deliver Gold entered into by the Borrower pursuant to Section 8.2.7.

         "Compensation" means:

         (a) all cash or other consideration received by any Venezuelan Company (net of all reasonable out-of-pocket costs paid by such Venezuelan Company to Persons not affiliated with any Project Party in obtaining such cash or other consideration) in respect of the partial or total nationalization, expropriation, compulsory purchase, requisition or other taking (whether for title or otherwise) of the Project or the Project Assets, or any interest therein,

         (b) any sum received by any Venezuelan Company in respect of the release, inhibition, modification, suspension or extinguishment of any rights, easements or covenants enjoyed by or benefiting the Project or the Project Assets, or the imposition of any restriction affecting the Project or the Project Assets, or the grant of any easement or rights over or affecting the Project or the Project Assets or any part thereof, and

         (c) any cash or other payment received by any Venezuelan Company in respect of the refusal, revocation, suspension or modification of any Approval required for the construction or operation of the Project or the Project Assets, other than any proceeds received in respect of any Project Insurance.

         "Compliance Certificate" means a certificate duly executed by an Authorized Representative of the Borrower, substantially in the form of Exhibit D hereto.

         "Compliance Date" means each June 30 and December 31 of each calendar year and, without duplication, the Borrowing Date.

         "Contingent Liability" means any agreement, undertaking or arrangement by which any Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to, or otherwise to invest in, a debtor, or otherwise to assure a creditor against loss) the indebtedness, obligation or any other liability of any other Person (other than by endorsements of instruments in the course of collection), or guarantees the payment of dividends or other distributions upon the shares of any other Person. The amount of any Person's obligation under any Contingent Liability shall (subject to any limitation set forth therein) be deemed to be the outstanding principal amount (or maximum principal amount, if larger) of the debt, obligation or other liability guaranteed thereby.

         "Continuation Notice" means a notice of continuation and certificate duly executed by an Authorized Representative of the Borrower, substantially in the form of Exhibit B hereto.

         "Contractual Obligation" means, relative to any Person, any provision of any security issued by such Person or of any Instrument or undertaking to which such Person is a party or by which it or any of its property is bound.

         "Crystallex" is defined in the preamble.

         "Crystallex Assignment Agreement" means the assignment agreement between Crystallex, as assignor, and the Collateral Agent, as assignee, and joined in by El Callao and ECM, relating to Crystallex's right, title and interest in the El Callao Indebtedness, substantially in the form of Exhibit B attached to the First Amendment.

         "Crystallex Guaranty" means the guaranty between Crystallex, as guarantor, and the Collateral Agent, substantially in the form of Exhibit F attached hereto.

         "Crystallex Hedge Guaranty" means the guaranty between Crystallex, as guarantor, and the Collateral Agent, as to the obligations of the Borrower and any other Affiliates of Crystallex under any Hedging Obligations, substantially in the form of Exhibit C attached to the First Amendment.

         "CVG" means Corporacion Venezuela de Guayana, a Venezuelan corporation.

         "Debt Service Cover Ratio" means, at any Compliance Date, the ratio of:

         (a) Projected Available Cashflow for the Measurement Period following such Compliance Date and for each subsequent Measurement Period prior to (and including) the Maturity Date, to

         (b) Principal Amounts required to be paid with respect to the Loan for each such Measurement Period, together with all interest projected to be paid with respect to the Loan.

         "Default" means any Event of Default or any condition or event which, after notice, lapse of time, the making of any required determination or any combination of the foregoing, would constitute an Event of Default.

         "Disclosure Schedule" means the Disclosure Schedule attached hereto as
         Schedule I.

         "Discount Rate" means, with respect to any Calculation Date, the sum of (a) the LIBO Rate for an actual Interest Period of six months commencing on such Calculation Date plus (b) the Applicable Margin.

         "Dollar" and the sign "U.S.$" mean lawful money of the United States.

         "ECM" is defined in the preamble to the First Amendment.

         "ECM Pledge Agreement" means the share pledge between El Callao, as pledgor, the Initial Lender and the Collateral Agent relating to El Callao's interest in 100% of the share capital of ECM, substantially in the form of Exhibit D attached to the First Amendment.

         "Effective Date" is defined in Section 11.8.

         "El Callao" is defined in the preamble to the First Amendment.

         "El Callao Indebtedness" means all indebtedness of El Callao to Bema Gold Corporation ("Bema") pursuant to a Loan Agreement, dated June 30, 2000 between Bema, as lender, and El Callao, as borrower, and assigned by Bema to Crystallex pursuant to an Assignment and Assumption Agreement, dated February 26, 2001, by Bema, as assignor, and Crystallex, as assignee (the "Bema Assignment"), which indebtedness consisted of U.S.$13,307,028.54 and Canadian$2,346,684,43 as of the date of the Bema Assignment, and (a) the proceeds of which indebtedness was used in part to fund indebtedness of ECM to El Callao, indebtedness of Osmin to ECM, indebtedness of Auriferous to Osmin and indebtedness of Tamanaco Holdings Limited ("Tomanaco") to ECM and (b) which indebtedness is secured by (i) pledges to Bema (and assigned to Crystallex) of ECM shares of stock by El Callao, of Osmin shares of stock by ECM and of Tamanaco shares of stock by ECM and (ii) a guarantee of ECM to Bema (and assigned to Crystallex), all as more fully described in the El Callao Assignment Agreement.

         "El Callao Obligors" means El Callao and ECM.

         "El Callao Pledge Agreement" means the share pledge between Crystallex, as pledgor, the Initial Lender and the Collateral Agent relating to Crystallex's interest in approximately 80% of the share capital of El Callao, substantially in the form of Exhibit E attached to the First Amendment.

         "Enforcement Event" means either:

         (a)      an Insolvency Event; or

         (b) the occurrence of any other Event of Default and the acceleration of the Obligations pursuant to Section 9.3.

         "Environmental Law" means, with respect to any Person, any Applicable Law relating to or imposing liability or standards of conduct concerning public health and safety and the protection of the environment that is applicable to such Person.

         "Escrow Agreement" means the Agreement, dated as of July 27, 2000, between Crystallex, the Vendor, Messrs. Stikeman Elliott and Messrs. McCarthy Tetrault.

         "Event of Default"" is defined in Section 9.1.

         "Existing Lenders" is defined in the sixth recital.

         "Existing Loan Agreements" is defined in the sixth recital.

         "Existing Senior Loan Agreement" is defined in the sixth recital.

         "Existing Subordinated Loan Agreement" is defined in the sixth recital.

         "Facility" means the Loan and the financial accommodations made to the Borrower in connection therewith.

         "Finance Parties" means, collectively, the Lenders and the Agents.

         "First Amendment" means the First Amendment to this Agreement among the Borrower, Crystallex, Bolivar Aruba, Orinoquia, Revemin, El Callao, ECM, the Initial Lender, the Collateral Agent and the Administrative Agent, dated as of October 26, 2001.

         "First Amendment Effective Date" means the date on which the actions described in Section 11.8 are taken with respect to the matters provided in the First Amendment and all conditions precedent that are provided in the First Amendment are satisfied.

         "Fiscal Quarter" means any quarter of a Fiscal Year.

         "Fiscal Year" means any period of twelve consecutive calendar months ending on December 31.

         "Forecast Period" means, with respect to any Calculation Date, the period consisting of all Measurement Periods following such Calculation Date to (and including) the Maturity Date or, as the case may be, the Project End Date.

         "F.R.S. Board" means the Board of Governors of the Federal Reserve System.

         "GAAP" is defined in Section 1.3.

         "Gold" means gold bullion measured in fine ounces troy weight.

         "Governmental Agency" means any supranational, national, federal, state, regional or local government or governmental department or other entity charged with the administration, interpretation or enforcement of any Applicable Law.

         "Hazardous Material" means:

         (a) any pollutant or contaminant or hazardous, dangerous or toxic chemical, material, substance or waste within the meaning of any Environmental Law; or

         (b)      any petroleum product.

         "Hedging Obligations" means, with respect to any Person, all liabilities of such Person under commodity swap agreements, interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, and all other agreements, options or arrangements designed to protect such Person against fluctuations in interest rates, currency exchange rates or precious metals prices (including any Metal Trading Agreements).

         "Impermissible Qualification" means, relative to the opinion or report of any independent certified public accountant or any independent chartered accountant as to any financial statement of any Project Party, any qualification or exception to such opinion or report:

         (a)      which is of a "going concern" or similar nature;

         (b) which relates to any limited scope of examination of matters relevant to such financial statement which has resulted from any action of such Project Party the result of which is, directly or indirectly, to prevent such accountant from making such examination as such accountant deems appropriate; or

         (c) which relates to the treatment or classification of any item in such financial statement and which, as a condition to its removal, would require an adjustment to such item the effect of which would be to cause a default of any of the obligations under Section 8.1.5.

         "Indebtedness" of any Person means, without duplication:

         (a) all obligations of such Person for borrowed money or metals (including Gold) and all obligations evidenced by bonds, debentures, notes, or other similar Instruments on which interest charges are customarily paid;

         (b) all obligations, contingent or otherwise, relative to the face amount of all letters of credit, whether or not drawn, and banker's acceptances and similar instruments, in each such case issued for the account of such Person;

         (c) all obligations of such Person as lessee under leases which have been or should be, in accordance with GAAP, recorded as Capitalized Lease Liabilities;

         (d)      net payment liabilities of such Person under all Hedging
                  Obligations;

         (e) whether or not so included as liabilities in accordance with GAAP, all obligations of such Person to pay the deferred purchase price of property or services, and indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse; and

         (f) all Contingent Liabilities of such Person in respect of any of the foregoing items which are the obligations of any other Person.

         "Indemnified Liabilities" is defined in Section 11.4.

         "Indemnified Parties" is defined in Section 11.4.

         "Initial Lenders" is defined in the preamble.

         "Insolvency Event" means, with respect to any Project Party, the occurrence of any Default described in Section 9.1.6.

         "Instrument" means any contract, agreement, indenture, mortgage, document or writing (whether by formal agreement, letter or otherwise) under which any obligation is evidenced, assumed, or undertaken, or any Lien (or right or interest therein) is granted or perfected or purported to be granted or perfected.

         "Insurance Consultant" is defined in Section 8.1.4.

         "Interest Period" means, relative to the Loan:

         (a) initially, the period from the date the Loan was made on the Borrowing Date to the day which numerically corresponds to such date one, three, six or twelve months thereafter (or such other date as agreed between all the Lenders and the Borrower but, subject at all times to the provisions of
                  Section 5.1);

         (b) thereafter, each period from the last day of the immediately preceding Interest Period applicable to the Loan to the day which numerically corresponds to such date one, three, six or twelve months thereafter (or such other date as agreed between all the Lenders and the Borrower and, subject as provided in clause (a)) as the Borrower may irrevocably select in the relevant Continuation Notice delivered pursuant to Section 2.2;

         provided, however, that:

         (c) absent the timely selection of an Interest Period for the then outstanding Loan, the Borrower shall be deemed to have selected an Interest Period identical to that then in effect with respect to the Loan;

         (d) if such Interest Period for the Loan would otherwise end on a day which is not a Business Day, such Interest Period shall end on the next following Business Day, unless such Business Day occurs in the next following calendar month, in which case such Interest Period shall end on the immediately preceding Business Day;

         (e) the Borrower shall not be permitted to select, and there shall not be applicable, any Interest Period that would end later than the Maturity Date;

         (f) at any one time, there shall only be permitted to be in effect a maximum of three Interest Periods with respect to the Loan; and

         (g) the Administrative Agent shall be able to select Interest Periods satisfactory to it pursuant to the terms and conditions of Section 3.2.2 or after any Enforcement Event.

         "Investment" means, relative to any Person and without duplication:

         (a) any loan or advance made by such Person to any other Person (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business);

         (b)      any Contingent Liability entered into by such Person; and

         (c) any ownership or similar interest held by such Person in any other Person.

         The amount of any Investment shall be the original principal or capital amount thereof less all returns of principal or equity thereon (and without adjustment by reason of the financial condition of such other Person) and shall, if made by the transfer or exchange of property other than cash, be deemed to have been made in an original principal or capital amount equal to the fair market value of such property.

         "La Victoria Mine" is defined in the fifth RECITAL to the First Amendment.

         "LBMA" means The London Bullion Market Association.

         "Lender Assignment Agreement" means an Assignment Agreement, duly executed by an Assignor Lender and an Assignee Lender, substantially in the form of Exhibit C hereto.

         "Lenders" means, collectively, the Initial Lenders and the Assignee Lenders.

         "Lending Office"" means (a) with respect to each Initial Lender, the office of such Initial Lender designated as such below its signature hereto or such other office of such Initial Lender as may be designated from time to time by notice from such Initial Lender to the Administrative Agent and the Borrower, (b) with respect to each Assignee Lender, the office of such Assignee Lender designated as such in the Lender Assignment Agreement pursuant to which it became a Lender or as may be designated from time to time by notice from such Assignee Lender to the Administrative Agent and the Borrower and (c) with respect to the Administrative Agent, the office of the Administrative Agent designated as such from time to time by notice to the Borrower and each Lender.

         "LIBO Rate" means:

         (a) the rate (rounded upwards, if necessary, to the nearest four decimal places) which is the offered rate at or about 11.00 a.m. two Business Days prior to the relevant Interest Period for Dollar deposits for a period equal to the relevant Interest Period which appears on the display designated as the British Bankers' Association Interest Settlement Rate as quoted on the Reuters' Screen page no. LIBOR = (or such other page or service as may replace page no. LIBOR = of such service (as the case may be) for the purpose of so displaying the British Bankers' Association Interest Settlement Rate for London interbank offered rates and, in the absence of any such replacement page or service, such other page of such other service as the Administrative Agent, the relevant Lenders and the Borrower may agree), or

         (b) if no relevant rate appears on Reuters' Screen page no. LIBOR = or if such Reuters' Screen page is unavailable at the relevant time the arithmetic mean (rounded upwards, if necessary, to the nearest four decimal places) of the respective rates, as supplied to the Administrative Agent at its request, quoted by the Reference Banks to prime banks in the London Interbank Market at or about 11.00 a.m. two Business Days prior to the relevant Interest Period in an amount comparable to the amount of the Loan and for a period equal to the Interest Period for delivery on the first day of that Interest Period.

         "Lien" means any security interest, mortgage, pledge, hypothecation, assignment, encumbrance, lien (statutory or otherwise), charge against or interest in property to secure payment of a debt or performance of an obligation or other priority or preferential arrangement of any kind or nature whatsoever.

         "Loan" means the loan under this Agreement (or any Lender's portion thereof), whether outstanding or to be made.

         "Loan Documents" means, collectively, this Agreement, the Collateral Agreements, the Crystallex Guaranty, the Subordination Agreement, each Metal Trading Agreement to which any Lender is a party, and each other Instrument executed by any Project Party or any Affiliate of any thereof evidencing any obligation (monetary or otherwise) in connection with and pursuant to this Agreement and the transactions contemplated hereby and representing obligations incurred to any of the Finance Parties.

         "Loan Life Cover Ratio" means, at any Calculation Date, the ratio of:

         (a) Aggregate Discounted Projected Cashflow for the Forecast Period following such Calculation Date to (and including) the Maturity Date to

         (b)      the Principal Outstandings as at such Calculation Date.

         "Local Accounts" means, collectively, the accounts designated as such and maintained in the joint names of the Venezuelan Companies (or in the individual names of each Venezuelan Company) with the Local Banks.

         "Local Banks" means Banco Orinoco, acting from its office in Bonaire, The Netherlands Antilles and Banco Orinoco, acting from its office in El Callao, Venezuela or any similar banks nominated by the Venezuelan Companies which banks are reasonably satisfactory to the Administrative Agent.

         "London Gold Price" means on any day the price per Ounce of Gold as fixed by members of the LBMA during the afternoon of such day (including an amount, if any, equal to the premium and any other additional amounts that would be payable in the London bullion market in connection with a purchase of Gold). If the London Gold Price is not available by reference to the price fixed as aforesaid, then the London Gold Price shall be any of the following alternatives, with each later mentioned alternative to be used if the previous alternative is not available:

         (a) if such day is a Business Day (as described in clause (b) of the definition of such term), the price per Ounce of Gold as fixed by members of the LBMA during the morning of such day (including the premium and additional amounts described above),

         (b) if such day is a Business Day as aforesaid, the publicly quoted price in Dollars per Ounce of Gold on such other accessible international bullion market as may be agreed between the Administrative Agent and the Borrower, or

         (c) if such day is not a Business Day as aforesaid, the price per Ounce of Gold as fixed by members of the LBMA during the afternoon of the previous Business Day.

         "Material Project Documents" means the Milling Agreement and any other contract or agreement relating to the operation or maintenance of the Project of the nature that a Materially Adverse Effect would result if such contract or agreement were not in effect or were terminated and not replaced within a period of 30 days and includes those Instruments designated as "Material Project Documents" from time to time pursuant to Section 8.3.12(b).

         "Materially Adverse Effect" means an effect, resulting from any occurrence of whatever nature (including any adverse determination in any labor controversy, litigation, arbitration or governmental investigation or proceeding), which is materially adverse to:

         (a) the financial condition, assets, revenues or prospects of (i) any Venezuelan Company, (ii) Bolivar Aruba and its Subsidiaries, considered on a consolidated basis or (iii) any of the New Project Parties;

         (b) the ability of any Project Party to make any payment or perform any other material obligation required under any Operative Document to which it is a party; or

         (c) the ability of any Venezuelan Company to operate and maintain the Project substantially in accordance with this Agreement.

         "Maturity" means, any date on which the Loan is stated to be due and payable, in whole or in part, whether by required repayment, prepayment, declaration or otherwise.

         "Maturity Date" means January 15, 2006.

         "Measurement Period" means the period of three calendar months commencing on each January 1 and July 1 of each calendar year; provided, however, for the computation of a financial ratio where a Measurement Period (a) commences on the Borrowing Date, "Measurement Period" means the period commencing on the occurrence (or scheduled occurrence) of the Borrowing Date and ending on the June 30 or December 31 next following or (b) ends on the Maturity Date or the Project End Date, "Measurement Period" means the period commencing on the relevant January 1 or July 1 and ending on the scheduled occurrence of either the Maturity Date or the Project End Date, as the case may be.

         "Metal Trading Agreements" means, collectively, (a) the Committed Hedging Agreements and (b) any other agreements entered into by the Borrower and any of the New Project Parties relating to the sale or purchase of Gold.

         "Milling Agreement" means the Milling Agreement dated June 19, 1998 between Bonanza and Revemin.

         "Minerven" means CVG-Minerven C.A., a subsidiary of CVG.

         "Mining Rights" means all interests in the surface of the lands, the minerals in (or that may be extracted from) the lands, the royalty agreements, water rights, mining concessions, fee interests, mineral leases, mining licenses, profits-a-prendre, joint ventures and other leases, rights-of-way, enurements, licenses and other rights and interests in real property used by or necessary to any Venezuelan Company to operate and maintain the Project.

         "Non-Material Approvals" is defined in Section 7.16(a)(ii).

         "Notice to Account Bank" means the notice from Bonanza to the Account Bank (Canada), as acknowledged by the Account Bank (Canada) to the Collateral Agent, substantially in the form of Exhibit J attached hereto.

         "Obligations" means all obligations of the Borrower (or, in the case of the Crystallex Guaranty, Crystallex) with respect to the repayment or performance of all obligations (monetary or otherwise) arising under or in connection with the Facility.

         "OECD" means the Organization for Economic Cooperation and Development.

         "Operating Expenditures" means, for any applicable period, all production, mining, crushing, leaching, metallurgical processing, laboratory, utility, milling, power, transport, refining and similar operating and administrative costs during such period.

         "Operative Documents" means, collectively, the Loan Documents and the Project Documents.

         "Organic Documents" means with respect to (a) Crystallex or El Callao, its certificate of continuance and its by-laws, (b) Bolivar Aruba or Orinoquia, its articles of incorporation, (c) ECM or Osmin, its Memorandum of Association or Bye-Laws, (d) any Venezuelan Company, its by-laws (Estatutos) and (e) any of the foregoing, all shareholder agreements, voting trusts and similar arrangements applicable to any of its authorized shares of capital stock or other equity interests.

         "Original Borrowers" is defined in the sixth recital.

         "Orinoquia" is defined in the preamble.

         "Orinoquia Pledge Agreement" means the pledge agreement between Bolivar Aruba, as pledgor, and the Collateral Agent relating to the share capital of Orinoquia, substantially in the form of Exhibit H attached hereto.

         "Osmin" is defined in the Recitals to the First Amendment.

         "Osmin Pledge Agreement" means the share pledge between ECM, as pledgor, the Initial Lender and the Collateral Agent relating to ECM's interest in 51% of the share capital of Osmin, and substantially in the form of Exhibit F attached to the First Amendment.

         "Ounce" means a fine ounce troy weight of Gold in a form readily tradeable with members of the LBMA from time to time.

         "Participant" is defined in Section 11.11.2.

         "Payment Date" means, after the First Amendment Effective Date, each July 15 and January 15, commencing with July 15, 2002, and through January 15, 2006.

         "Percentage" means, relative to any Lender and at any time, the ratio (expressed as a percentage) of (a) the Principal Amount of such Lender's Loan at such time to (b) the aggregate Principal Amount of the Loan at such time.

         "Permitted Liens" means the Liens permitted pursuant to Section 8.3.3.

         "Person" means any natural person, corporation, partnership, firm, association, trust, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

         "Pledge Agreements" means, collectively, the Bolivar Aruba Pledge Agreement, the Orinoquia Pledge Agreement, the Bonanza Pledge Agreement, the Revemin Pledge Agreement, the El Callao Pledge Agreement, the ECM Pledge Agreement and the Osmin Pledge Agreement.

         "Pledge Without Conveyance" means the pledge executed in Spanish between Bonanza, as pledgor, the Initial Lenders and the Collateral Agent over Project Output from the Tomi Mine (including that being processed by the Revemin Mill), the English translation of which shall be in the agreed terms.

         "Political Risk Insurance" is defined in Section 6.11(d).

         "Principal Amount" means the principal amount of the Loan, whether outstanding or to be made.

         "Principal Outstandings" means at any time the outstanding Principal Amount of the Loan at such time.

         "Proceeds Account (Canada)" means the account maintained by Bonanza with the Account Bank (Canada) pursuant to Section 4.1(a).

         "Process Agent" is defined in Section 11.13.

         "Process Agent Acceptance" means a letter from the Process Agent to the Administrative Agent, substantially in the form of Exhibit E attached hereto.

         "Project" means, collectively, the Tomi Mine and the Revemin Mill, each located in the Guayana Region, El Callao Municipality, Roscio District, Bolivar State, Venezuela.

         "Project Accounts" means, collectively, the Proceeds Account (Canada), the Bonanza Proceeds Account, the Auriferous Proceeds Account and the Local Accounts.

         "Project Assets" means all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or hereafter acquired by or for the benefit of any Venezuelan Company, which are used or intended for use in or forming part of the Project.

         "Project Documents" means, collectively and without duplication (a) the Material Project Documents, (b) all other Instruments referred to in Item 2 ("Current/Pending Project Documents") of the Disclosure Schedule and any Amended Disclosure Schedule and (c) all other Instruments designated as "Project Documents" from time to time pursuant to Section 8.3.12.

         "Project End Date" means December 31, 2006.

         "Project Insurance" means any policy of insurance held in connection with the Project pursuant to Section 8.2.5.

         "Project Life Cover Ratio" means, at any Calculation Date, the ratio of:

         (a) Aggregate Discounted Projected Cashflow for the Forecast Period following such Calculation Date to (and including) the Project End Date, to

         (b)      the Principal Outstandings as at such Calculation Date.

         "Project Output" means all products from the Project including ore, dore and Gold.

         "Project Participant" means (a) any Project Party and (b) any contractor, operator or processor involved in the technical, physical and operational aspects of the operation and maintenance of the Project.

         "Project Parties" means, collectively, Crystallex, Bolivar Aruba, Orinoquia, El Callao, ECM and the Venezuelan Companies.

         "Projected Available Cashflow" means, for any Measurement Period, the amount reached by computing:

         (a) the actual revenues (expressed in Dollars and calculated by reference to Ounces of Gold) projected to be realized in respect of the Project during such period, minus;

         (b) all Operating Expenditures projected to be paid in respect of the Project during such period, minus;

         (c) all Taxes projected to be paid in respect of the Project during such period, minus;

         (d) all royalty and similar fees projected to be paid in respect of the Project during such period, minus;

         (e) all Capital Expenditures projected to be paid in respect of the Project during such period.

         For the purposes of item (a) above, as at any relevant Compliance
         Date:

         (i) any Ounces subject of Committed Hedging Agreements then in effect shall be valued using the actual delivery price specified in such Committed Hedging Agreements; and

         (ii) any other Ounces then projected to be produced shall be valued using the lower of (i) the average Spot Gold Price (for a period of six months) ending on (and including) the relevant Compliance Date and (ii) the Spot Gold Price as at the relevant Compliance Date.

         "Reference Banks" means Citibank N.A., The Chase Manhattan Bank and Deutsche Bank AG acting through their principal offices in London, or such other banks and financial institutions which the Borrower and the Administrative Agent may agree.

         "Regulatory Change" means the occurrence after the Effective Date of any change in or abrogation of, or introduction, adoption, effectiveness, interpretation, reinterpretation or phase-in of any:

         (a)      statute, law, rule, or regulation applicable to any Finance
                  Party, or

         (b) guideline, interpretation, directive, consent decree, administrative order, request or determination (whether or not having the force of law but, if not having the force of law, such guideline, etc. being of the type with which such Finance Party would comply in the ordinary course of business) applicable to such Finance Party of any court, central bank or governmental or regulatory authority charged with the interpretation or administration of any statute, law, rule or regulation referred to in clause (a) or of any fiscal, monetary, or other authority having jurisdiction over such Finance Party.

         "Required Lenders" means, at any time, Lenders having, in the aggregate, a Percentage of more than sixty-six and two-thirds (66?%).

         "Requirement of Law" means, as to any Person, its Organic Documents and any Applicable Law or Contractual Obligation binding on or applying to such Person.

         "Reserve Tail Cover Ratio" means, at any date, the ratio of:

         (a)      Reserves as at such date, to

         (b)      Reserves as at the Effective Date.

         "Reserves" means, at any date, reserves of Gold at the Project as determined and calculated in accordance with the standards set forth in National Policy No. 2-A (Guide for Engineers, Geologists and Prospectors Submitting Reports on Mining Properties to Canadian Securities Administrators) promulgated on April 22, 1983, as amended December 9, 1983 issued by the Canadian Securities Administrators.

         "Revemin" is defined in the second recital.

         "Revemin Mill" is defined in the fourth recital.

         "Revemin Pledge Agreement" means the share pledge executed in Spanish between Orinoquia, as pledgor, the Initial Lenders and the Collateral Agent relating to Orinoquia's interest in 93% of the share capital of Revemin, the English translation of which shall be in the agreed terms.

         "Revemin Real Property Mortgage" means the ordinary mortgage executed in Spanish between Revemin, as mortgagor, the Initial Lenders and the Collateral Agent over the real property assets and interests in and relating to the Revemin Mill (including all real property assets and interests), the English translation of which shall be in the agreed terms.

         "Revemin Receivable" means the account receivable in the amount of approximately U.S.$27,000,000 made by Revemin and acquired by Bolivar Aruba pursuant to Acquisition Transaction.

         "Revised Base Case" is defined in Section 8 in the First Amendment.

         "Security Agreement (Canadian Assets)" means that certain Security Agreement executed by the Borrower and the Collateral Agent substantially in the form of Exhibit K-1 attached hereto.

         "Security Agreement (U.S. Assets)" means that certain Security Agreement executed by the Borrower and the Collateral Agent, substantially in the form of Exhibit K-2 attached hereto.

         "Security Agreements" means, collectively, the Venezuelan Security Documents, the Aruban Security Agreement, the Security Agreement (Canadian Assets) and the Security Agreement (U.S. Assets).

         "Spot Gold Price" means, at any date, the London Gold Price in effect two Business Days prior to such date.

         "Standard Bank" is defined in the preamble.

         "Subordinated Creditors" means, collectively, in their capacities as lenders under any Instrument evidencing Approved Subordinated Indebtedness, Crystallex and its Affiliates.

         "Subordination Agreement" means that certain Subordination Agreement, executed by Bonanza, the Subordinated Creditors and the Collateral Agent, substantially in the form of Exhibit L hereto.

         "Subsidiary" means, with respect to any Person, any corporation at least a majority or more of the outstanding shares of capital stock of which having ordinary voting power to elect a majority of the board of directors or other governing body of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency) is at the time owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person.

         "Tax Credit" is defined in Section 5.7(b).

         "Tax Payment" is defined in Section 5.7(b).

         "Taxes" means any present or future income, franchise, excise, stamp or other taxes, fees, duties, withholdings or other charges of any nature imposed by any taxing authority of any jurisdiction.

         "Tomi Mine" is defined in the third recital.

         "Tomi Real Property Mortgages" means the ordinary mortgages executed in Spanish between Bonanza, as mortgagor, the Initial Lenders and the Collateral Agent over the real property assets and interests in and relating to the Tomi Mine (including all real property assets and interests owned or to be acquired by Bonanza), the English translations of which shall be in the agreed terms.

         "Vendor" is defined in the first recital.

         "Venezuelan Companies" means, collectively, Bonanza, Revemin and Auriferous.

         "Venezuelan Security Documents" means the Tomi Real Property Mortgages, the Revemin Real Property Mortgage, the Chattel Mortgages (as to Bonanza and Revemin), the Pledges Without Conveyance (as to Bonanza and Revemin), any Assignment of Contract Rights and all other documents expressed to be governed by the laws of Venezuela creating, evidencing or granting or the subject of security for the obligations of any Project Party under the Loan Documents.

                                                                     Schedule B





                          DATED AS OF AUGUST 11, 2000
                          ---------------------------





                              MINERAS BONANZA C.A.
                                  as Borrower


                      CRYSTALLEX INTERNATIONAL CORPORATION
                           BOLIVAR GOLDFIELDS A.V.V.
                            ORINOQUIA MINING A.V.V.
                                      and
                                REVEMIN II, C.A.
                         as additional Project Parties


                        THE VARIOUS BANKS AND FINANCIAL
                      INSTITUTIONS LISTED ON THE SIGNATURE
                                  PAGES HERETO
                               as Initial Lenders


                          STANDARD BANK LONDON LIMITED
                              as Collateral Agent


                                      and


                          STANDARD BANK LONDON LIMITED
                            as Administrative Agent





                                CREDIT AGREEMENT




                              ASHURST MORRIS CRISP
                                Broadwalk House
                                5 Appold Street
                                London EC2A 2HA
                               Tel: 020 7638 1111
                               Fax: 020 7972 7990
                             TCW/627S00010/1801510

                                     INDEX
                                     -----

1.       DEFINITIONS; INTERPRETATION ......................................   2
1.1      Defined Terms ....................................................   2
1.2      Use of Defined Terms .............................................  16
1.3      Accounting and Financial Determinations ..........................  16
1.4      Change in Accounting Principles ..................................  17
1.5      Project Determinations, etc. .....................................  17
1.6      General Provisions as to Certificates and Opinions, etc. .........  17
1.7      Interpretation ...................................................  17

2.       COMMITMENTS AND PROCEDURES FOR MAKING THE LOAN; CONTINUATION
         PROCEDURES .......................................................  18
2.1      Commitments; Making The Loan .....................................  18
2.2      Continuation Elections ...........................................  18
2.3      Records ..........................................................  20
2.4      Funding ..........................................................  20
2.5      Obligations Several ..............................................  20

3.       PRINCIPAL PAYMENTS; INTEREST; COMMISSIONS ........................  20
3.1      Principal Payments ...............................................  20
3.1.1    Scheduled Repayments .............................................  20
3.1.2    Prepayments - Voluntary and Mandatory ............................  21
3.1.3    Principal Payments Generally .....................................  21
3.2      Interest Payments ................................................  21
3.2.1    Rate .............................................................  21
3.2.2    Post-Maturity Rate ...............................................  21
3.2.3    Payment Dates; Calculation of Interest ...........................  22
3.2.4    Rate Determinations ..............................................  22
3.3      Fees .............................................................  22

4.       PROJECT ACCOUNTS .................................................  22
4.1      The Account Banks ................................................  22
4.2      Operation of the Proceeds Account (Canada) .......................  22
4.3      Bonanza Proceeds Account .........................................  23

5.       INCREASED COSTS; TAXES; MARKET DISRUPTIONS; GENERAL PAYMENT
         PROVISIONS .......................................................  23
5.1      Dollars Unavailable ..............................................  23
5.2      Increased Costs, etc. ............................................  24
5.3      Funding Losses ...................................................  24
5.4      Increased Capital Costs ..........................................  24
5.5      Illegality .......................................................  25
5.6      Taxes ............................................................  25
5.7      Mitigation .......................................................  26
5.8      Payments, Computations, etc. .....................................  27
5.9      Proration of Payments ............................................  27
5.10     Setoff ...........................................................  27
5.11     Judgment Currency ................................................  28
5.12     Application of Proceeds ..........................................  28

6.       CONDITIONS PRECEDENT TO MAKING THE LOAN ..........................  28
6.1      Acquisition Transaction, etc. ....................................  29
6.2      Existing Loan Agreements, etc. ...................................  29
6.3      Resolutions, etc. ................................................  29
6.4      Bolivar Aruba Pledge Agreement/Crystallex Guaranty ...............  30

6.5      Orinoquia Pledge Agreement .......................................  30
6.6      Aruban Security Agreement ........................................  30
6.7      Notice to Account Bank ...........................................  30
6.8      Security Agreement (Canadian Assets) .............................  31
6.9      Security Agreement (U.S. Assets) .................................  31
6.10     Subordination Agreement ..........................................  31
6.11     Miscellaneous Documents and Conditions ...........................  31
6.12     Opinions .........................................................  31
6.13     Approvals, Project Documents .....................................  32
6.14     Closing Fees, Expenses, etc. .....................................  32
6.15     Borrowing Notice .................................................  32
6.16     Compliance with Warranties, No Defaults, etc. ....................  32

7.       REPRESENTATIONS AND WARRANTIES ...................................  32
7.1      Organization, Power, Authority, etc. .............................  33
7.2      Due Authorization; Non-Contravention .............................  33
7.3      Validity, etc. ...................................................  33
7.4      Legal Status .....................................................  33
7.5      Financial Statements .............................................  34
7.6      Absence of Default ...............................................  34
7.7      Acquisition Agreement, etc. ......................................  34
7.8      Litigation, etc. .................................................  34
7.9      Materially Adverse Effect ........................................  34
7.10     Taxes and Other Payments .........................................  35
7.11     Mining Rights ....................................................  35
7.12     Ownership and Use of Properties; Liens ...........................  35
7.13     Subsidiaries .....................................................  35
7.14     Intellectual Property ............................................  35
7.15     Technology .......................................................  36
7.16     Approvals; Project Documents .....................................  36
7.17     Environmental Warranties .........................................  36
7.18     Pari Passu .......................................................  37
7.19     Deductions .......................................................  37

8.       COVENANTS ........................................................  37
8.1      Informational and Financial Covenants ............................  37
8.1.1    Financial Information, etc. ......................................  37
8.1.2    Defaults .........................................................  38
8.1.3    Miscellaneous Information ........................................  38
8.1.4    Books and Records; Access ........................................  39
8.1.5    Financial Covenants of the Borrower ..............................  39
8.1.6    Recalculation of Base Case .......................................  39
8.1.7    Accuracy of Information ..........................................  40
8.2      Affirmative Covenants ............................................  40
8.2.1    Compliance with Laws, etc. .......................................  40
8.2.2    Approvals; Operative Documents ...................................  40
8.2.3    Maintenance of Corporate Existence ...............................  41
8.2.4    Payment of Taxes, etc. ...........................................  41
8.2.5    Insurance ........................................................  41
8.2.6    Management and Operation .........................................  42
8.2.7    Hedging - Metal Price ............................................  42
8.2.8    Environmental Covenant ...........................................  43
8.2.9    Maintenance of Project Assets ....................................  43
8.2.10   Pari Passu .......................................................  44
8.2.11   Collateral Agreements; After-Acquired Collateral .................  44
8.3      Negative Covenants ...............................................  45

8.3.1    Business Activities; Place of Business; Organic Documents;
         Fiscal Year .....................................................   45
8.3.2    Indebtedness ....................................................   45
8.3.3    Liens ...........................................................   46
8.3.4    Capital Expenditures ............................................   47
8.3.5    Investments .....................................................   47
8.3.6    Restricted Payments, etc. .......................................   47
8.3.7    Take or Pay Contracts ...........................................   48
8.3.8    Consolidation, Merger, etc. .....................................   48
8.3.9    Asset Dispositions, etc. ........................................   48
8.3.10   Transactions with Affiliates ....................................   48
8.3.11   Restrictive Agreements, etc. ....................................   49
8.3.12   Project Documents ...............................................   49
8.3.13   Royalty Agreements ..............................................   49

9.       EVENTS OF DEFAULT ...............................................   49
9.1      Events of Default ...............................................   49
9.1.1    Non-Payment of Obligations ......................................   49
9.1.2    Non-Performance of Certain Covenants ............................   50
9.1.3    Non-Performance of Other Obligations ............................   50
9.1.4    Breach of Representation or Warranty ............................   50
9.1.5    Default on other Indebtedness ...................................   50
9.1.6    Bankruptcy, Insolvency, etc......................................   50
9.1.7    Metal Trading Agreements ........................................   51
9.1.8    Project Documents, etc ..........................................   51
9.1.9    Impairment of Loan Documents ....................................   51
9.1.10   Abandonment, Mining Rights ......................................   51
9.1.11   Judgments .......................................................   52
9.1.12   Change in Control ...............................................   52
9.1.13   Materially Adverse Effect .......................................   52
9.1.14   Cease to Carry on Business ......................................   52
9.1.15   Political Risk Events ...........................................   52
9.2      Action if Bankruptcy ............................................   52
9.3      Action if Other Event of Default ................................   53

10.      THE AGENTS ......................................................   53
10.1     Actions .........................................................   53
10.2     Funding Reliance, etc. ..........................................   54
10.3     Exculpation .....................................................   54
10.4     Successors ......................................................   54
10.5     Loan by Standard Bank ...........................................   54
10.6     Standard Bank as Administrative Agent ...........................   54
10.7     Credit Decisions ................................................   55
10.8     Copies, etc. ....................................................   55

11.      MISCELLANEOUS ...................................................  55
11.1     Waivers, Amendments, etc. .......................................  55
11.2     Notices .........................................................  56
11.3     Costs and Expenses ..............................................  56
11.4     Indemnification .................................................  57
11.5     Survival ........................................................  57
11.6     Severability ....................................................  58
11.7     Headings ........................................................  58
11.8     Counterparts; Effectiveness .....................................  58
11.9     Governing Law; Entire Agreement .................................  58
11.10    Successors and Assigns ..........................................  58
11.11    Sale and Transfer of Loan; Participations in Loan ...............  58

11.11.1  Assignments .....................................................  58
11.11.2  Participations ..................................................  59
11.12    Other Transactions ..............................................  60
11.13    Forum Selection and Consent to Jurisdiction; Waiver of Immunity .  60
11.14    Waiver of Jury Trial ............................................  61
11.15    English Language ................................................  61
11.16    Aruban Collateral Documents .....................................  61


                             SCHEDULES AND EXHIBITS

SCHEDULE I                Disclosure Schedule
SCHEDULE II               Base Case
SCHEDULE III              Additional Costs Rate
EXHIBIT A                 Borrowing Notice
EXHIBIT B                 Continuation Notice
EXHIBIT C                 Lender Assignment Agreement
EXHIBIT D                 Compliance Certificate
EXHIBIT E                 Process Agent Acceptance
EXHIBIT F                 Crystallex Guaranty
EXHIBIT G                 Bolivar Aruba Pledge Agreement
EXHIBIT H                 Orinoquia Pledge Agreement
EXHIBIT I                 Aruban Security Agreement
EXHIBIT J                 Notice to Account Bank
EXHIBIT K-1               Security Agreement (Canadian Assets)
EXHIBIT K-2               Security Agreement (U.S. Assets)
EXHIBIT L                 Subordination Agreement
EXHIBIT M-1               Opinion of Debevoise & Plimpton, New York counsel
                          to the Finance Parties
EXHIBIT M-2               Opinion of Torres, Plaz & Araujo, Venezuelan counsel
                          to the Finance Parties
EXHIBIT M-3               Opinion of McCarthy Tetrault, Canadian counsel to
                          the Project Parties
EXHIBIT M-4               Opinion of De Brauw Blackstone Westbroek,
                          Aruban counsel to the Finance Parties

THIS CREDIT AGREEMENT is dated as of August 11, 2000 (this "Agreement")
AMONG:-

(1) MINERAS BONANZA C.A., a company organized under the laws of Venezuela ("Bonanza" or the "Borrower");

(2) CRYSTALLEX INTERNATIONAL CORPORATION, a company organized under the federal laws of Canada ("Crystallex"), BOLIVAR GOLDFIELDS A.V.V., a company organized under the laws of Aruba, having its statutory seat in Aruba, Netherlands Antilles ("Bolivar Aruba"), ORINOQUIA MINING A.V.V., a company organized under the laws of Aruba, having its statutory seat in Aruba, Netherlands Antilles ("Orinoquia") and REVEMIN II, C.A., a company organized under the laws of Venezuela ("Revemin"), as additional Project Parties;

(3) THE PARTIES LISTED ON THE SIGNATURE PAGES HERETO, as the initial lenders (collectively, the "Initial Lenders");

(4) STANDARD BANK LONDON LIMITED, a bank organized under the laws of England ("Standard Bank"), in its capacity as the collateral agent (in such capacity, the "Collateral Agent"); and

(5) STANDARD BANK LONDON LIMITED, in its capacity as the administrative agent (in such capacity, the "Administrative Agent").

WITNESSETH:

WHEREAS, Crystallex, through various Subsidiaries (such and other terms used as defined in Section 1.1) is active in exploration and development of precious metals and has entered into the Share Purchase Agreement, dated as of June 26, 2000 (the "Acquisition Agreement"), pursuant to which Crystallex has acquired from Bolivar Goldfields Limited, a corporation organized under the laws of Yukon Territory, Canada ("Bolivar Goldfields" or the "Vendor"), all of the issued and outstanding share capital of Bolivar Aruba;

WHEREAS, as a result of the transactions contemplated by the Acquisition Agreement, Crystallex owns, directly or indirectly, all of the shares of the Subsidiaries of Bolivar Aruba theretofore owned by the Vendor, including Orinoquia, the Borrower and Revemin;

WHEREAS, the Borrower owns the Tomi gold ore deposit and other associated properties and facilities located in the area of the Project (the "Tomi Mine");

WHEREAS, Revemin has a 93% interest in the gold ore processing facility and other associated properties and facilities located in the area of the Project (the "Revemin Mill");

WHEREAS, the Project is already engaging in the commercial extraction, refining, production and sale of Gold;

WHEREAS, Bonanza and Revemin, as borrowers (the "Original Borrowers"), entered into a senior loan agreement, dated June 24, 1998, as amended July 29, 1998 (the "Existing Senior Loan Agreement") and a subordinated loan agreement, dated June 24, 1998 (the "Existing Subordinated Loan Agreement"; together with the Existing Senior Loan Agreement, the "Existing Loan Agreements") with the banks party thereto (the "Existing Lenders");

WHEREAS, the Borrower has requested that the Lenders make a loan available to the Borrower for the purposes of refinancing the Indebtedness arising under the Existing Loan Agreements, on the terms and subject to the conditions of this Agreement and the other Loan Documents;

WHEREAS, as security for the Borrower's obligations under this Agreement: (a) Crystallex is willing to grant a security interest over its interest in the share capital of Bolivar Aruba and guarantee the payment of the Required DSRA Balance under (and as defined in) the Crystallex Guaranty, (b) Bolivar Aruba is willing to grant a security interest over its interest in the share capital of Orinoquia and (c) Orinoquia is willing to grant a security interest over its interest in the Revemin Receivable and in the share capital of each Venezuelan Company; and

WHEREAS, as security for the Borrower's obligations under this Agreement each Venezuelan Company is willing to grant security interests over those of its assets constituting the Project as more particularly set forth in the Loan Documents to which it is a party.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy whereof is hereby acknowledged by each party hereto, the parties hereto hereby agree as follows:

1.       DEFINITIONS; INTERPRETATION

1.1      Defined Terms

         The following terms, when used in this Agreement, including its preamble and recitals, shall have the following meanings:

         "Account Bank (Canada)" means Bank of Montreal acting from its office in Vancouver, or, subject to this Agreement, such other bank located in Vancouver with which the Proceeds Account (Canada) shall be maintained.

         "Account Bank (Venezuela)" means Banco Orinoco, acting from its office in Caracas or any similar bank nominated by the relevant Venezuelan Company which bank is reasonably satisfactory to the Administrative Agent.

         "Account Banks" means, collectively, the Account Bank (Canada), the Account Bank (Venezuela) and the Local Banks.

         "Acquisition Agreement" is defined in the first recital.

         "Acquisition Effective Date" means such date as of which the Acquisition Transaction shall have been completed in accordance with its terms.

         "Acquisition Transaction" means the purchase by Crystallex from the Vendor of the share capital of Bolivar Aruba (and indirectly Bolivar Aruba's interest in the entire share capital of Orinoquia and Bonanza and 93% of the share capital of Revemin), as contemplated by the Acquisition Agreement.

         "Additional Costs Rate" means for any Interest Period, the applicable rate determined by Administrative Agent and the relevant Lenders in accordance with Schedule II.

         "Administrative Agent" is defined in the preamble.

         "Affiliate" of any Person means any other Person which, directly or indirectly, controls or is controlled by or under common control with such Person (excluding any trustee under, or any committee with responsibility for administering, any compensation, welfare or similar plan). A Person shall be deemed to be "controlled by" any other Person if such other Person possesses, directly or indirectly, power:

         (a) to vote twenty percent (20%) or more of the securities (on a fully diluted basis) having ordinary voting power for the election of directors or managing general partners of such Person; or

         (b) to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

         "Agents" means, collectively, the Administrative Agent and the Collateral Agent.

         "Aggregate Commitment Amount"" means U.S.$8,500,000, as may be reduced pursuant to Section 2.1(d).

         "Aggregate Discounted Projected Cashflow" means for any Forecast Period, the aggregate of Projected Available Cashflow for each Measurement Period comprising such Forecast Period, discounted back to the relevant Calculation Date at the Discount Rate.

         "Agreement" is defined in the preamble.

         "Applicable Law" means, with respect to any Person or matter, any supranational, national, provincial, federal, state, regional or local. statute, law, rule, treaty, convention, regulation, order, decree or other requirement relating to such Person or matter and, where applicable, any interpretation thereof by any Governmental Agency having jurisdiction with respect thereto or charged with the administration or interpretation thereof (in each case, whether or not having the force of law, but if not having the force of law, such statute, law, etc. being of the type with which such Person would comply in the ordinary course of business).

         "Applicable Margin" means two and one-half percent. (2.50%) per annum.

         "Approval" means each and every approval, authorization, license, permit, consent, filing and registration by or with any Governmental Agency or other Person necessary for the execution, delivery or performance of this Agreement or any other Operative Document (including any such approval relating to, or necessary for, the production and export of Project Output and the consent of any lessor or owner of any property or assets forming part of the Project) or for the validity or enforceability hereof or thereof, whether or not referred to in Item 1 ("Approvals") of the Disclosure Schedule.

         "Approved Credit Quality" means at least A-1 (or any successor rating) by Standard & Poor's Rating Group, a division of McGraw Hill, Inc. and/or P-1 (or any successor rating) by Moody's Investors Services, Inc.

         "Approved Subordinated Indebtedness" means any intercompany Indebtedness advanced by (a) any Subordinated Creditor for the benefit of Bonanza and subject to the terms and conditions of the Subordination Agreement or (b) any other Affiliate of Crystallex for the benefit of Bonanza and subject to subordination and other terms and conditions the same in all material respects as those contained in the Intercompany Subordination Agreement.

         "Aruban Security Agreement" means the pledge over Orinoquia's rights, title and interest to the Revemin Receivable, between Orinoquia, as pledgor, and the Collateral Agent, substantially in the form of
         Exhibit I attached hereto.

         "Assignee Lender" is defined in Section 11.11.1.

         "Assignment of Contract Rights" means any Assignment executed in Spanish between the relevant Venezuelan Company, as assignor, the Initial Lenders and the Collateral Agent relating to such Venezuelan Company's rights under any designated Project Document, the English translation of which shall be in the agreed terms.

         "Assignor Lender" is defined in Section 11.11.1.

         "Authorized Representative" means, relative to any Project Party or (without duplication) Subordinated Creditor, those of its managing directors or officers whose signatures and incumbency shall have been certified pursuant to Section 6.3.

         "Base Case" means the financial model prepared by the Borrower (approved in writing by the Administrative Agent), containing inter alia operational, economic, technical and risk management data concerning the Project and relating to the Facility together with calculations of: (a) the Loan Life Cover Ratio, the Project Life Cover Ratio, the Debt Service Cover Flow Ratio and the Reserve Tail Cover Ratio as subject to agreed standard assumptions and sensitivity analyses, (b) Aggregate Discounted Projected Cashflow and Projected Available Cashflow until the Maturity Date or, as the case may be, the

         Project End Date and (c) the scheduled payment obligations with respect to the Facility, as such model is modified and updated pursuant to
         Section 8.1.6. A print-out of the initial Base Case is attached as
         Schedule III.

         "Bolivar" means lawful money of Venezuela.

         "Bolivar Aruba" is defined in the preamble.

         "Bolivar Aruba-Pledge Agreement" means the pledge agreement between Crystallex, as pledgor, and the Collateral Agent relating to the share capital of Bolivar Aruba, substantially in the form of Exhibit G attached hereto.

         "Bolivar Goldfields" is defined in the first recital.

         "Bonanza" is defined in the preamble.

         "Bonanza Pledge Agreement" means the share pledge executed in Spanish between Orinoquia, as pledgor, the Initial Lenders and the Collateral Agent relating to the share capital of Bonanza, the English translation of which shall be in the agreed terms.

         "Bonanza Proceeds Account" means the account designated as such and maintained by Bonanza with the Account Bank (Venezuela).

         "Borrower" is defined in the preamble.

         "Borrowing Date" means the Business Day on which the Loan is made pursuant to Section 2.1.

         "Borrowing Notice" means a loan request and certificate duly executed by an Authorized Representative of the Borrower, substantially in the form of Exhibit A hereto.

         "Business Day" means:

         (a) any day which is not Saturday, Sunday, a legal holiday or any other day on which banks are closed in London, England or New York, New York, to the extent involving either Venezuelan Company, Caracas, Venezuela or, to the extent involving the Proceeds Account (Canada), Vancouver, British Columbia, Canada;

         (b) in relation to any determination involving Gold, a day on which the LBMA is open for business and on which dealings in Dollar deposits are carried out in the London interbank market; and

         (c) in relation to any payment, drawdown or continuing of an Advance, or the determination of the LIBO Rate, a day on which dealings in Dollar deposits are carried out in the London interbank market.

         "Calculation Date" means each June 30 and December 31, and, without duplication, the Borrowing Date.

         "Capital Contribution" means a cash contribution made (directly or indirectly) by one Person to the ordinary share capital or equity of another Person.

         "Capital Expenditures" means, for any period and with respect to any Person, the sum of

         (a) the aggregate amount of all expenditures of such Person for fixed or capital assets (including expenditure incurred in connection with deferred development costs) made during such period which, in accordance with GAAP, would be classified as capital expenditures; and

         (b) the aggregate amount of all Capitalized Lease Liabilities incurred during such period.

         "Capitalized Lease Liabilities" means all monetary obligations of any Person under any leasing or similar arrangement which, in accordance with GAAP, would be classified as capitalized leases, and, for the purposes of this Agreement, the amount of such obligations shall be the capitalized amount thereof, determined in accordance with GAAP, and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

         "Cash Equivalent Investment" means, at any time:

         (a) any security, maturing not more than one year after the purchase thereof, issued by the United States Treasury that is maintained in book-entry form on the records of a Federal Reserve Bank in the United States;

         (b) commercial paper, maturing not more than nine months from the date of issue, which (i) has a rating of at least Approved Credit Quality and (ii) is issued or guaranteed by a company (other than any Project Party or Affiliate thereof) or a bank or commercial financial institution; or

         (c) any negotiable certificate of deposit or banker's acceptance denominated in Dollars, maturing not more than one year after the purchase thereof, or any money market funds in any case issued (or, in the case of a banker's acceptance, accepted) by a commercial banking institution organized under the laws of an OECD member country that has a combined capital and surplus and undivided profits of not less than U.S.$1,000,000,000 (or the equivalent thereof in any other currency).

         "Change in Control" means:

         (a) the failure of Crystallex to own (and to have sole power to vote and dispose of), directly or indirectly and free and clear of all Liens (other than any Lien pursuant to the Bolivar Aruba Pledge Agreement), 100% of the issued and outstanding share capital (however designated) of Bolivar Aruba;

         (b) the failure of Bolivar Aruba to own (and to have sole power to vote and dispose of), directly or indirectly and free and clear of all Liens (other than any Lien pursuant to the Orinoquia Pledge Agreement), 100% of the issued and outstanding share capital (however designated) of Orinoquia;

         (c) the failure of Orinoquia to own (and to have sole power to vote and dispose of), directly or indirectly and free and clear of all Liens (other than any Lien pursuant to the Bonanza Pledge Agreement), 100% of the issued and outstanding share capital (howsoever designated) of Bonanza; or

         (d) the failure of Orinoquia to own (and to have sole power to vote and dispose of), directly or indirectly and free and clear of all Liens (other than any Lien pursuant to the Revemin Pledge Agreement), at least 93% of the issued and outstanding share capital (howsoever designated) of Revemin.

         "Chattel Mortgage" means any Chattel Mortgage (over the personal property and other chattels in and relating to the Tomi Mine or, as the case may be, the Revemin Mill) executed in Spanish between the relevant Venezuelan Company, as mortgagor, the Initial Lenders and the Collateral Agent, the English translation of which shall be in the agreed terms.

         "Collateral Agent" is defined in the preamble.

         "Collateral Agreements" means, collectively, the Pledge Agreements and the Security Agreements.

         "Commitment" means each Lender's obligation to make, maintain and continue its Loan in an amount equal to its Commitment Amount in each case pursuant to the terms and subject to the conditions of this Agreement.

         "Commitment Amount" means (a) relative to any Initial Lender, the amount set forth opposite its name on the signature pages hereto under the heading "Commitment Amount" and (b) relative to any Assignee Lender, the amount under the heading "Commitment Amount" assumed from the Assignor Lender pursuant to the Lender Assignment Agreement by which such Assignee Lender became a party to this Agreement, in each case as such amount may be adjusted pursuant to any Lender Assignment Agreement pursuant to which such Assignor Lender or Assignee Lender, as the case may be, is a party.

         "Commitment Termination Date" means the earliest to occur of the following:

         (a)       August 31, 2000;

         (b)       the occurrence of any Enforcement Event;

         (c) the Borrowing Date on which the Loan shall have been made pursuant to Section 2.1; and

         (d)       the termination of the Commitments pursuant to Section
                   2.1(d).

         "Committed Hedging Agreements" means all net forward sale, put/call options, spot deferred sale or other similar arrangements providing for a binding commitment to sell or deliver Gold entered into by the Borrower pursuant to Section 8.2.7.

         "Compensation" means:

         (a) all cash or other consideration received by either Venezuelan Company (net of all reasonable out-of-pocket costs paid by such Venezuelan Company to Persons not affiliated with any Project Party in obtaining such cash or other consideration) in respect of the partial or total nationalization, expropriation, compulsory purchase, requisition or other taking (whether for title or otherwise) of the Project or the Project Assets, or any interest therein,

         (b) any sum received by either Venezuelan Company in respect of the release, inhibition, modification, suspension or extinguishment of any rights, easements or covenants enjoyed by or benefiting the Project or the Project Assets, or the imposition of any restriction affecting the Project or the Project Assets, or the grant of any easement or rights over or affecting the Project or the Project Assets or any part thereof, and

         (c) any cash or other payment received by either Venezuelan Company in respect of the refusal, revocation, suspension or modification of any Approval required for the construction or operation of the Project or the Project Assets, other than any proceeds received in respect of any Project Insurance.

         "Compliance Certificate" means a certificate duly executed by an Authorized Representative of the Borrower, substantially in the form of Exhibit D hereto.

         "Compliance Date" means each June 30 and December 31 of each calendar year and, without duplication, the Borrowing Date.

         "Contingent Liability" means any agreement, undertaking or arrangement by which any Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to, or otherwise to invest in, a debtor, or otherwise to assure a creditor against loss) the indebtedness, obligation or any other liability of any other Person (other than by endorsements of instruments in the course of collection), or guarantees the payment of dividends or other distributions upon the shares of any other Person. The amount of any Person's obligation under any Contingent Liability shall (subject to any limitation set forth therein) be deemed to be the outstanding principal amount (or maximum principal amount, if larger) of the debt, obligation or other liability guaranteed thereby.

         "Continuation Notice" means a notice of continuation and certificate duly executed by an Authorized Representative of the Borrower, substantially in the form of Exhibit B hereto.

         "Contractual Obligation" means, relative to any Person, any provision of any security issued by such Person or of any Instrument or undertaking to which such Person is a party or by which it or any of its property is bound.

         "Crystallex" is defined in the preamble.

         "Crystallex Guaranty" means the guaranty between Crystallex, as guarantor, and the Collateral Agent, substantially in the form of Exhibit F attached hereto.

         "CVG" means Corporacion Venezuela de Guayana, a Venezuelan corporation.

         "Debt Service Cover Ratio" means, at any Compliance Date, the ratio of:

         (a) Projected Available Cashflow for the Measurement Period following such Compliance Date and for each subsequent Measurement Period prior to (and including) the Maturity Date, to

         (b) Principal Amounts required to be paid with respect to the Loan for each such Measurement Period, together with all interest projected to be paid with respect to the Loan.

         "Default" means any Event of Default or any condition or event which, after notice, lapse of time, the making of any required determination or any combination of the foregoing, would constitute an Event of Default.

         "Disclosure Schedule" means the Disclosure Schedule attached hereto as
         Schedule I.

         "Discount Rate" means, with respect to any Calculation Date, the sum of (a) the LIBO Rate for an actual Interest Period of six months commencing on such Calculation Date plus (b) the. Applicable Margin.

         "Dollar" and the sign "U.S.$" mean lawful money of the United States.

         "Effective Date" is defined in Section 11.8.

         "Enforcement Event" means either:

         (a)       an Insolvency Event; or

         (b) the occurrence of any other Event of Default and the acceleration of the Obligations pursuant to Section 9.3.

         "Environmental Law' means, with respect to any Person, any Applicable Law relating to or imposing liability or standards of conduct concerning public health and safety and the protection of the environment that is applicable to such Person.

         "Escrow Agreement" means the Agreement, dated as of July 27, 2000, between Crystallex, the Vendor, Messrs. Stikeman Elliott and Messrs. McCarthy Tetrault.

         "Event of Default" is defined in Section 9.1.

         "Existing Lenders" is defined in the sixth recital.

         "Existing Loan Agreements" is defined in the sixth recital.

         "Existing Senior Loan Agreement" is defined in the sixth recital.

         "Existing Subordinated Loan Agreement" is defined in the sixth recital.

         "Facility" means the Loan and the financial accommodations made to the Borrower in connection therewith.

         "Finance Parties" means, collectively, the Lenders and the Agents.

         "Fiscal Quarter" means any quarter of a Fiscal Year.

         "Fiscal Year" means any period of twelve consecutive calendar months ending on December 31.

         "Forecast Period" means, with respect to any Calculation Date, the period consisting of all Measurement Periods following such Calculation Date to (and including) the Maturity Date or, as the case may be, the Project End Date.

         "F.R.S. Board" means the Board of Governors of the Federal Reserve System.

         "GAAP" is defined in Section 1.3.

         "Gold" means gold bullion measured in fine ounces troy weight.

         "Governmental Agency" means any supranational, national, federal, state, regional or local government or governmental department or other entity charged with the administration, interpretation or enforcement of any Applicable Law.

         "Hazardous Material" means:

         (a) any pollutant or contaminant or hazardous, dangerous or toxic chemical, material, substance or waste within the meaning of any Environmental Law; or

         (b)       any petroleum product.

         "Hedging Obligations" means, with respect to any Person, all liabilities of such Person under commodity swap agreements, interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, and all other agreements, options or arrangements designed to protect such Person against fluctuations in interest rates, currency exchange rates or precious metals prices (including any Metal Trading Agreements).

         "Impermissible Qualification" means, relative to the opinion or report of any independent certified public accountant or any independent chartered accountant as to any financial statement of any Project Party, any qualification or exception to such opinion or report:

         (a)      which is of a "going concern" or similar nature;

         (b) which relates to any limited scope of examination of matters relevant to such financial statement which has resulted from any action of such Project Party the result of which is, directly or indirectly, to prevent such accountant from making such examination as such accountant deems appropriate; or

         (c) which relates to the treatment or classification of any item in such financial statement and which, as a condition to its removal, would require an adjustment to such item the effect of which would be to cause a default of any of the obligations under Section 8.1.5.

         "Indebtedness" of any Person means, without duplication:

         (a) all obligations of such Person for borrowed money or metals (including Gold) and all obligations evidenced by bonds, debentures, notes, or other similar Instruments on which interest charges are customarily paid;

         (b) all obligations, contingent or otherwise, relative to the face amount of all letters of credit, whether or not drawn, and banker's acceptances and similar instruments, in each such case issued for the account of such Person;

         (c) all obligations of such Person as lessee under leases which have been or should be, in accordance with GAAP, recorded as Capitalized Lease Liabilities;

         (d)      net payment liabilities of such Person under all Hedging
                  Obligations;

         (e) whether or not so included as liabilities in accordance with GAAP, all obligations of such Person to pay the deferred purchase price of property or services, and indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse; and

         (f) all Contingent Liabilities of such Person in respect of any of the foregoing items which are the obligations of any other Person.

         "Indemnified Liabilities" is defined in Section 11.4.

         "Indemnified Parties" is defined in Section 11.4.

         "Independent Consultant" means Steffen, Roberston & Kirsten, or such other independent mining consultant as is retained for the purposes of the Facility by the Administrative Agent. The Independent Consultant's duties include, following the occurrence and during the continuation of a Default or following any material deviation from the Base Case, assistance in the review of the Base Case and also the preparation and delivery of operating technical and production reports concerning the Project for each six month period during the life of the Facility based on reports delivered to the Administrative Agent pursuant to
         Section 8.1.3 and, where relevant, its on-site inspections of the Project.

         "Initial Lenders" is defined in the preamble.

         "Insolvency Event" means, with respect to any Project Party, the occurrence of any Default described in Section 9.1.6.

         "Instrument" means any contract, agreement, indenture, mortgage, document or writing (whether by formal agreement, letter or otherwise) under which any obligation is evidenced, assumed, or undertaken, or any Lien (or right or interest therein) is granted or perfected or purported to be granted or perfected.

         "Insurance Consultant" is defined in Section 8.1.4.

         "Interest Period" means, relative to the Loan:

         (a) initially, the period from the date the Loan was made on the Borrowing Date to the day which numerically corresponds to such date one, three, six or twelve months thereafter (or such other date as agreed between all the Lenders and the Borrower but, subject at all times to the provisions of
                  Section 5.1);

         (b) thereafter, each period from the last day of the immediately preceding Interest Period applicable to the Loan to the day which numerically corresponds to such date one, three, six or twelve months thereafter (or such other date as agreed between all the Lenders and the Borrower and, subject as provided in clause (a)) as the Borrower may irrevocably select in the relevant Continuation Notice delivered pursuant to Section 2.2;

         provided, however, that:

         (c) absent the timely selection of an Interest Period for the then outstanding Loan, the Borrower shall be deemed to have selected an Interest Period identical to that then in effect with respect to the Loan;

         (d) if such Interest Period for the Loan would otherwise end on a day which is not a Business Day, such Interest Period shall end on the next following Business Day, unless such Business Day occurs in the next following calendar month, in which case such Interest Period shall end on the immediately preceding Business Day;

         (e) the Borrower shall not be permitted to select, and there shall not be applicable, any Interest Period that would end later than the Maturity Date;

         (f) at any one time, there shall only be permitted to be in effect a maximum of three Interest Periods with respect to the Loan; and

         (g) the Administrative Agent shall be able to select Interest Periods satisfactory to it pursuant to the terms and conditions of Section 3.2.2 or after any Enforcement Event.

         "Investment" means, relative to any Person and without duplication:

         (a) any loan or advance made by such Person to any other Person (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business);

         (b)      any Contingent Liability entered into by such Person; and

         (c) any ownership or similar interest held by such Person in any other Person.

         The amount of any Investment shall be the original principal or capital amount thereof less all returns of principal or equity thereon (and without adjustment by reason of the financial condition of such other Person) and shall, if made by the transfer or exchange of property other than cash, be deemed to have been made in an original principal or capital amount equal to the fair market value of such property.

         "LBMA" means The London Bullion Market Association.

         "Lender Assignment Agreement" means an Assignment Agreement, duly executed by an Assignor Lender and an Assignee Lender, substantially in the form of Exhibit C hereto.

         "Lenders" means, collectively, the Initial Lenders and the Assignee Lenders.

         "Lending Office" means (a) with respect to each Initial Lender, the office of such Initial Lender designated as such below its signature hereto or such other office of such Initial Lender as may be designated from time to time by notice from such Initial Lender to the Administrative Agent and the Borrower, (b) with respect to each Assignee Lender, the office of such Assignee Lender designated as such in the Lender Assignment Agreement pursuant to which it became a Lender or as may be designated from time to time by notice from such Assignee Lender to the Administrative Agent and the Borrower and (c) with respect to the Administrative Agent, the office of the Administrative Agent designated as such from time to time by notice to the Borrower and each Lender.

         "LIBO Rate" means:

         (a) the rate (rounded upwards, if necessary, to the nearest four decimal places) which is the offered rate at or about 11.00 a.m. two Business Days prior to the relevant Interest Period for Dollar deposits for a period equal to the relevant Interest Period which appears on the display designated as the British Bankers' Association Interest Settlement Rate as quoted on the Reuters' Screen page no. LIBOR = (or such other page or service as may replace page no. LIBOR = of such service (as the case may be) for the purpose of so displaying the British Bankers' Association Interest Settlement Rate for London interbank offered rates and, in the absence of any such replacement page or service, such other page of such other service as the Administrative Agent, the relevant Lenders and the Borrower may agree), or

         (b) if no relevant rate appears on Reuters' Screen page no. LIBOR = or if such Reuters' Screen page is unavailable at the relevant time the arithmetic mean (rounded upwards, if necessary, to the nearest four decimal places) of the respective rates, as supplied to the Administrative Agent at its request, quoted by the Reference Banks to prime banks in the London Interbank Market at or about 11.00 a.m. two Business Days prior to the relevant Interest Period in an amount comparable to the amount of the Loan and for a period equal to the Interest Period for delivery on the first day of that Interest Period.

         "Lien" means any security interest, mortgage, pledge, hypothecation, assignment, encumbrance, lien (statutory or otherwise), charge against or interest in property to secure payment of a debt or performance of an obligation or other priority or preferential arrangement of any kind or nature whatsoever.

         "Loan" means the loan under this Agreement (or any Lender's portion thereof), whether outstanding or to be made.

         "Loan Documents" means, collectively, this Agreement, the Collateral Agreements, the Crystallex Guaranty, the Subordination Agreement, each Metal Trading Agreement to which any Lender is a party, and each other Instrument executed by any Project Party or any Affiliate of any thereof evidencing any obligation (monetary or otherwise) in connection with and pursuant to this Agreement and the transactions contemplated hereby and representing obligations incurred to any of the Finance Parties.

         "Loan Life Cover Ratio" means, at any Calculation Date, the ratio of:

         (a) Aggregate Discounted Projected Cashflow for the Forecast Period following such Calculation Date to (and including) the Maturity Date to

         (b)      the Principal Outstandings as at such Calculation Date.

         "Local Accounts" means, collectively, the accounts designated as such and maintained in the joint names of the Venezuelan Companies (or in the individual names of each Venezuelan Company) with the Local Banks.

         "Local Banks" means Banco Orinoco, acting from its office in Bonaire, The Netherlands Antilles and Banco Orinoco, acting from its office in El Callao, Venezuela or any similar banks nominated by the Venezuelan Companies which banks are reasonably satisfactory to the Administrative Agent.

         "London Gold Price" means on any day the price per Ounce of Gold as fixed by members of the LBMA during the afternoon of such day (including an amount, if any, equal to the premium and any other additional amounts that would be payable in the London bullion market in connection with a purchase of Gold). If the London Gold Price is not available by reference to the price fixed as aforesaid, then the London Gold Price shall be any of the following alternatives, with each later mentioned alternative to be used if the previous alternative is not available:

         (a) if such day is a Business Day (as described in clause (b) of the definition of such term), the price per Ounce of Gold as fixed by members of the LBMA during the morning of such day (including the premium and additional amounts described above),

         (b) if such day is a Business Day as aforesaid, the publicly quoted price in Dollars per Ounce of Gold on such other accessible international bullion market as may be agreed between the Administrative Agent and the Borrower, or

         (c) if such day is not a Business Day as aforesaid, the price per Ounce of Gold as fixed by members of the LBMA during the afternoon of the previous Business Day.

         "Material Project Documents" means the Milling Agreement and any other contract or agreement relating to the operation or maintenance of the Project of the nature that a Materially Adverse Effect would result if such contract or agreement were not in effect or were terminated and not replaced within a period of 30 days and includes those Instruments designated as "Material Project Documents" from time to time pursuant to Section 8.3.12(b).

         "Materially Adverse Effect" means an effect, resulting from any occurrence of whatever nature (including any adverse determination in any labor controversy, litigation, arbitration or governmental investigation or proceeding), which is materially adverse to:

         (a) the financial condition, assets, revenues or prospects of (i) either Venezuelan Company or (ii) Bolivar Aruba and its Subsidiaries, considered on a consolidated basis;

         (b) the ability of any Project Party to make any payment or perform any other material obligation required under any Operative Document to which it is a party; or

         (c) the ability of either Venezuelan Company to operate and maintain the Project substantially in accordance with this Agreement.

         "Maturity" means, any date on which the Loan is stated to be due and payable, in whole or in part, whether by required repayment, prepayment, declaration or otherwise.

         "Maturity Date" means September 30, 2002.

         "Measurement Period" means the period of three calendar months commencing on each January 1 and July 1 of each calendar year; provided, however, for the computation of a financial ratio where a Measurement Period (a) commences on the Borrowing Date, "Measurement Period" means the period commencing on the occurrence (or scheduled occurrence) of the Borrowing Date and ending on the June 30 or December 31 next following or (b) ends on the Maturity Date or the Project End Date, "Measurement Period" means the period commencing on the relevant January 1 or July 1 and ending on the scheduled occurrence of either the Maturity Date or the Project End Date, as the case may be.

         "Metal Trading Agreements" means, collectively, (a) the Committed Hedging Agreements and (b) any other agreements entered into by the Borrower relating to the sale or purchase of Gold.

         "Milling Agreement" means the Milling Agreement dated June 19, 1998 between Bonanza and Revemin.

         "Minerven" means CVG-Minerven C.A., a subsidiary of CVG.

         "Mining Rights" means all interests in the surface of the lands, the minerals in (or that may be extracted from) the lands, the royalty agreements, water rights, mining concessions, fee interests, mineral leases, mining licenses, profits-a-prendre, joint ventures and other leases, rights-of-way, enurements, licenses and other rights and interests in real property used by or necessary to either Venezuelan Company to operate and maintain the Project.

         "Non-Material Approvals" is defined in Section 7.16(a)(ii).

         "Notice to Account Bank" means the notice from Bonanza to the Account Bank (Canada), as acknowledged by the Account Bank (Canada) to the Collateral Agent, substantially in the form of Exhibit J attached hereto.

         "Obligations" means all obligations of the Borrower (or, in the case of the Crystallex Guaranty, Crystallex) with respect to the repayment or performance of all obligations (monetary or otherwise) arising under or in connection with the Facility.

         "OECD" means the Organization for Economic Cooperation and Development.

         "Operating Expenditures" means, for any applicable period, all production, mining, crushing, leaching, metallurgical processing, laboratory, utility, milling, power, transport, refining and similar operating and administrative costs during such period.

         "Operative Documents" means, collectively, the Loan Documents and the Project Documents.

         "Organic Documents" means with respect to (a) Crystallex, its certificate of continuance and its by-laws, (b) Bolivar Aruba or Orinoquia, its articles of incorporation, (c) either Venezuelan Company, its by-laws (Estatutos) and (d) any of the foregoing, all shareholder agreements, voting trusts and similar arrangements applicable to any of its authorized shares of capital stock or other equity interests.

         "Original Borrowers" is defined in the sixth recital.

         "Orinoquia" is defined in the preamble.

         "Orinoquia Pledge Agreement" means the pledge agreement between Bolivar Aruba, as pledgor, and the Collateral Agent relating to the share capital of Orinoquia, substantially in the form of Exhibit H attached hereto.

         "Ounce" means a fine ounce troy weight of Gold in a form readily tradeable with members of the LBMA from time to time.

         "Participant" is defined in Section 11.11.2.

         "Payment Date" means each March 31, June 30, September 30 and December 31, commencing with December 31, 2000.

         "Percentage" means, relative to any Lender and at any time, the ratio (expressed as a percentage) of (a) the Principal Amount of such Lender's Loan at such time to (b) the aggregate Principal Amount of the Loan at such time.

         "Permitted Liens" means the Liens permitted pursuant to Section 8.3.3.

         "Person" means any natural person, corporation, partnership, firm, association, trust, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

         "Pledge Agreements" means, collectively, the Bolivar Aruba Pledge Agreement, the Orinoquia Pledge Agreement, the Bonanza Pledge Agreement and the Revemin Pledge Agreement.

         "Pledge Without Conveyance" means the pledge executed in Spanish between Bonanza, as pledgor, the Initial Lenders and the Collateral Agent over Project Output (including that being processed by the Revemin Mill), the English translation of which shall be in the agreed terms.

         "Political Risk Insurance" is defined in Section 6.11(d).

         "Principal Amount" means the principal amount of the Loan, whether outstanding or to be made.

         "Principal Outstandings" means at any time the outstanding Principal Amount of the Loan at such time.

         "Proceeds Account (Canada)" means the account maintained by Bonanza with the Account Bank (Canada) pursuant to Section 4.1(a).

         "Process Agent" is defined in Section 11.13.

         "Process Agent Acceptance" means a letter from the Process Agent to the Administrative Agent, substantially in the form of Exhibit E attached hereto.

         "Project" means, collectively, the Tomi Mine and the Revemin Mill, each located in the Guayana Region, El Callao Municipality, Roscio District, Bolivar State, Venezuela.

         "Project Accounts" means, collectively, the Proceeds Account (Canada), the Bonanza Proceeds Account and the Local Accounts.

         "Project Assets" means all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or hereafter acquired by or for the benefit of either Venezuelan Company, which are used or intended for use in or forming part of the Project.

         "Project Documents" means, collectively and without duplication (a) the Material Project Documents, (b) all other Instruments referred to in Item 2 ("Current/Pending Project Documents") of the Disclosure Schedule and (c) all other Instruments designated as "Project Documents" from time to time pursuant to Section 8.3.12.

         "Project End Date" means September 30, 2003.

         "Project Insurance" means any policy of insurance held in connection with the Project pursuant to Section 8.2.5.

         "Project Life Cover Ratio" means, at any Calculation Date, the ratio of:

         (a) Aggregate Discounted Projected Cashflow for the Forecast Period following such Calculation Date to (and including) the Project End Date, to

         (b)      the Principal Outstandings as at such Calculation Date.

         "Project Output" means all products from the Project including ore, dore and Gold.

         "Project Participant" means (a) any Project Party and (b) any contractor, operator or processor involved in the technical, physical and operational aspects of the operation and maintenance of the Project.

         "Project Parties" means, collectively, Crystallex, Bolivar Aruba, Orinoquia and the Venezuelan Companies.

         "Projected Available Cashflow" means, for any Measurement Period, the amount reached by computing:

         (a) the actual revenues (expressed in Dollars and calculated by reference to Ounces of Gold) projected to be realized in respect of the Project during such period, minus;

         (b) all Operating Expenditures projected to be paid in respect of the Project during such period, minus;

         (c) all Taxes projected to be paid in respect of the Project during such period, minus;

         (d) all royalty and similar fees projected to be paid in respect of the Project during such period, minus;

         (e) all Capital Expenditures projected to be paid in respect of the Project during such period.

         For the purposes of item (a) above, as at any relevant Compliance
         Date:

         (i) any Ounces subject of Committed Hedging Agreements then in effect shall be valued using the actual delivery price specified in such Committed Hedging Agreements; and

         (ii) any other Ounces then projected to be produced shall be valued using the lower of (i) the average Spot Gold Price (for a period of six months) ending on (and including) the relevant Compliance Date and (ii) the Spot Gold Price as at the relevant Compliance Date.

         "Reference Banks" means Citibank N.A., The Chase Manhattan Bank and Deutsche Bank AG acting through their principal offices in London, or such other banks and financial institutions which the Borrower and the Administrative Agent may agree.

         "Regulatory Change" means the occurrence after the Effective Date of any change in or abrogation of, or introduction, adoption, effectiveness, interpretation, reinterpretation or phase-in of any:

         (a)      statute, law, rule, or regulation applicable to any Finance
                  Party, or

         (b) guideline, interpretation, directive, consent decree, administrative order, request or determination (whether or not having the force of law but, if not having the force of law, such guideline, etc. being of the type with which such Finance Party would comply in the ordinary course of business) applicable to such Finance Party of any court, central bank or governmental or regulatory authority charged with the interpretation or administration of any statute, law, rule or regulation referred to in clause (a) or of any fiscal, monetary, or other authority having jurisdiction over such Finance Party.

         "Required Lenders" means, at any time, Lenders having, in the aggregate, a Percentage of more than sixty-six and two-thirds (66?%).

         "Requirement of Law" means, as to any Person, its Organic Documents and any Applicable Law or Contractual Obligation binding on or applying to such Person.

         "Reserve Tail Cover Ratio" means, at any date, the ratio of:

         (a)      Reserves as at such date, to

         (b)      Reserves as at the Effective Date.

         "Reserves" means, at any date, reserves of Gold at the Project as determined and calculated in accordance with the standards set forth in National Policy No. 2-A (Guide for Engineers, Geologists and Prospectors Submitting Reports on Mining Properties to Canadian Securities Administrators) promulgated on April 22, 1983, as amended December 9, 1983 issued by the Canadian Securities Administrators.

         "Revemin" is defined in the second recital.

         "Revemin Mill" is defined in the fourth recital.

         "Revemin Pledge Agreement" means the share pledge executed in Spanish between Orinoquia, as pledgor, the Initial Lenders and the Collateral Agent relating to Orinoquia's interest in 93% of the share capital of Revemin, the English translation of which shall be in the agreed terms.

         "Revemin Real Property Mortgage" means the ordinary mortgage executed in Spanish between Revemin, as mortgagor, the Initial Lenders and the Collateral Agent over the real property assets and interests in and relating to the Revemin Mill (including all real property assets and interests), the English translation of which shall be in the agreed terms.

         "Revemin Receivable" means the account receivable in the amount of approximately U.S.$27,000,000 made by Revemin and acquired by Bolivar Aruba pursuant to Acquisition Transaction.

         "Security Agreement (Canadian Assets)" means that certain Security Agreement executed by the Borrower and the Collateral Agent substantially in the form of Exhibit K-1 attached hereto.

         "Security Agreement (U.S. Assets)" means that certain Security Agreement executed by the Borrower and the Collateral Agent, substantially in the form of Exhibit K-2 attached hereto.

         "Security Agreements" means, collectively, the Venezuelan Security Documents, the Aruban Security Agreement, the Security Agreement (Canadian Assets) and the Security Agreement (U.S. Assets).

         "Spot Gold Price" means, at any date, the London Gold Price in effect two Business Days prior to such date.

         "Standard Bank" is defined in the preamble.

         "Subordinated Creditors" means, collectively, in their capacities as lenders under any Instrument evidencing Approved Subordinated Indebtedness, Crystallex and its Affiliates.

         "Subordination Agreement" means that certain Subordination Agreement, executed by Bonanza, the Subordinated Creditors and the Collateral Agent, substantially in the form of Exhibit L hereto.

         "Subsidiary" means, with respect to any Person, any corporation at least a majority or more of the outstanding shares of capital stock of which having ordinary voting power to elect a majority of the board of directors or other governing body of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency) is at the time owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person.

         "Tax Credit" is defined in Section 5.7(b).

         "Tax Payment" is defined in Section 5.7(b).

         "Taxes" means any present or future income, franchise, excise, stamp or other taxes, fees, duties, withholdings or other charges of any nature imposed by any taxing authority of any jurisdiction.

         "Tomi Mine" is defined in the third recital.

         "Tomi Real Property Mortgages" means the ordinary mortgages executed in Spanish between Bonanza, as mortgagor, the Initial Lenders and the Collateral Agent over the real property assets and interests in and relating to the Tomi Mine (including all real property assets and interests owned or to be acquired by Bonanza), the English translations of which shall be in the agreed terms.

         "Vendor" is defined in the first recital.

         "Venezuelan Companies" means, collectively, Bonanza and Revemin.

         "Venezuelan Security Documents" means the Tomi Real Property Mortgages, the Revernin Real Property Mortgage, the Chattel Mortgages, the Pledge Without Conveyance, any Assignment of Contract Rights and all other documents expressed to be governed by the laws of Venezuela creating, evidencing or granting or the subject of security for the obligations of any Project Party under the Loan Documents.

1.2      Use of Defined Terms

         Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in this Agreement shall have such meanings when used in this Agreement and each other Loan Document and each notice and other communication delivered from time to time in connection therewith.

1.3      Accounting and Financial Determinations

         Unless otherwise specified, all accounting terms used herein or in any other Loan Document shall be interpreted, all accounting determinations and computations hereunder or thereunder shall be made, and all financial statements required to be delivered hereunder or thereunder shall be prepared in accordance with, generally accepted accounting principles in Canada ("GAAP").

1.4      Change in Accounting Principles

         If, after the Effective Date, there shall (without prejudice to Section 8.3.1) be any change to any Project Party's Fiscal Year, or in the application of GAAP used in the preparation of the financial statements of Crystallex for the Fiscal Year ending December 31, 1999 as a result of the promulgation of rules, regulations, pronouncements or opinions by agencies having jurisdiction over financial reporting and accounting standards which changes result in a change in the method of calculation of, or have an adverse impact on, financial covenants, standards, or terms applicable to any Project Party found in this Agreement or any other Loan Document, such Project Party and the Administrative Agent agree promptly to enter into negotiations in order to amend such financial covenants, standards or terms so as to reflect equitably such changes with the desired result that the evaluations of such Project Party's financial condition shall be the same after such changes as if such changes had not been made; provided, however, that until the Required Lenders have given their consent (such consent not to be unreasonably withheld, conditioned or delayed) to the Administrative Agent to such amendments, each such Project Party's financial condition shall continue to be evaluated on the same principles as those used in the preparation of Crystallex's financial statements for the Fiscal Year ending December 31, 1999 as described above.

1.5      Project Determinations, etc.

         Subject to Section 8.1.6, all determinations and calculations relating to the Project (including, to the extent involving projections, the determination or calculation, as the case may be, of Aggregate Discounted Projected Cashflow, Debt Service Cover Ratio, Loan Life Cover Ratio, Project Life Cover Ratio, Projected Available Cashflow and/or Reserve Tail Cover Ratio) shall be made in accordance with the Base Case.

I.6      General Provisions as to Certificates and Opinions, etc.

         Whenever the delivery of a certificate is a condition precedent to the taking of any action by either Agent or any Lender hereunder, the truth and accuracy of the facts and the diligent and good faith determination of the opinions stated in such certificate shall in each case be conditions precedent to the right of any Project Party to have such action taken, and any certificate executed by such Project Party shall be deemed to represent and warrant that the facts stated in such certificate are true and accurate as of the date stated.

1.7      Interpretation

         Unless a clear contrary intention appears, this Agreement and each other Loan Document shall be construed and interpreted in accordance with the provisions set forth below:

         (a) the singular number includes the plural number and vice versa;

         (b) reference-to any Person includes such Person's successors, executors, administrators, substitutes and assigns but, if applicable, only if such successors, executors, administrators, substitutes and assigns are permitted by this Agreement or such other Loan Document, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

         (c)      reference to any gender includes any other gender;

         (d) reference to any agreement, document or Instrument means such agreement, document or Instrument as amended, supplemented, novated, refinanced, replaced, waived, restated or modified, and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof;

         (e) reference to any promissory note includes any promissory note which is an extension or renewal thereof or a substitute or replacement therefor;

         (f) reference to any Applicable Law means such Applicable Law as amended, modified, codified or re-enacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder;

         (g) "hereunder", "hereof'", "hereto", "herein" and words of similar import shall be deemed references to this Agreement or such other Loan Document, as the case may be, as a whole and not to any particular Article, Section, clause or other provision hereof or thereof;

         (h) any reference to any particular Article, Section or clause shall be to such Article, Section or clause of this Agreement or such other Loan Document;

         (i) "including" means including without limiting the generality of any description preceding such term;

         (j) relative to the determination of any period of time, "from" means "from (and including)" and "to" means "to (but excluding)";

         (k)      any reference to a time of day is a reference to London time;

         (l) reference to a "company" or "corporation" shall be construed as a reference to the analogous form of business entity used in any relevant jurisdiction;

         (m) when an expression is defined, another part of speech or grammatical form of that expression has a corresponding meaning;

         (n) any reference to the "knowledge' of a Project Party or its Authorized Representative with respect to a certain matter means either such Person's actual knowledge with respect to such matter or that of which a Person, in the position of such Project Party or Authorized Representative and acting reasonably, would be expected to have knowledge; and

         (o) a document being "in the agreed terms" means in a form agreed between the relevant parties and initialled by them or on their behalf for the purposes of identification.

2.       COMMITMENTS AND PROCEDURES FOR MAKING THE LOAN; CONTINUATION PROCEDURES

2.1      Commitments; Making The Loan

         (a) Subject to the terms and on the conditions of this Agreement, the Lenders agree that their Commitments consist of obligations to make, maintain and/or continue the Loan, in an amount not to exceed the Aggregate Commitment Amount (for all the Lenders) or each Lender's Commitment Amount. The Loan may be made on a single Borrowing Date during the period from the Effective Date to the Commitment Termination Date, in Dollars.

         (b) By delivering a Borrowing Notice to the Administrative Agent on or before 10:00 a.m., the Borrower may request on any Business Day during the period described in clause (a), on not less than three nor more than five Business Days' notice (counting the date on which such notice is given), that the Loan be made by all Lenders on the Borrowing Date set forth in such Borrowing Notice in a principal amount equal to the Aggregate Commitment Amount. Upon receipt of a Borrowing Notice requesting the Loan to be made, the Administrative Agent shall promptly notify each Lender of the contents thereof, and such Borrowing Notice shall not thereafter be revocable by the Borrower. The Loan made on the Borrowing Date, when aggregated with other funds from Crystallex and/or its Affiliates, shall be made solely for the purpose of discharging the Indebtedness of the Original Borrowers arising under the Existing Loan Agreements.

         (c) Subject to the terms and conditions of this Agreement, the Loan requested to be made in the relevant Borrowing Notice shall be made on the Borrowing Date. On the Borrowing Date and subject to such terms and conditions, each Lender shall, on or before 10:00 a.m., credit a specifically designated account of the Administrative Agent at its Lending Office, with an amount of Dollars equal to such Lender's Percentage of the aggregate Principal Amount of the Loan requested to be made. To the extent funds are received by the Administrative Agent from the Lenders in respect of the Loan as requested pursuant to the Borrowing Notice, the Administrative Agent shall make such funds available to the Borrower by crediting the Principal Amount of the Loan to the Proceeds Account (Canada) or such other account as the Borrower may direct (including to accounts of the Existing Lenders toward the discharge of the Existing Loan Agreements).

         (d) Subject to the next sentence, the Borrower may, from time to time on any Business Day prior to the Commitment Termination Date upon which there then remains any portion of the Aggregate Commitment Amount, voluntarily reduce the Aggregate Commitment Amount, as then in effect, in whole or, if in part, in multiples of U.S.$1,000,000; provided, however, that the Borrower shall give the Administrative Agent not less than three nor more than five Business Days prior written notice (counting the date on which such notice is given) of any such reduction which notice shall be irrevocable once given. No reduction in the Aggregate Commitment Amount as aforesaid shall be accepted by the Administrative Agent unless the Borrower shall have provided evidence to the Administrative Agent that it shall have access to sufficient funds (when aggregated with the reduced Aggregate Commitment Amount) to discharge in full the Indebtedness of the Original Borrowers arising under the Existing Loan Agreements. On the Commitment Termination Date, the Aggregate Commitment Amount (if still remaining) shall, automatically, and without any action by any Person be reduced to zero.

         (e) Without in any way limiting the Finance Parties' rights hereunder or the relevant provisions hereof, the parties agree to enter into discussions to restructure this Agreement and the other Loan Documents into a facility denominated in Gold and/or Dollars upon any appropriate change in Applicable Law in Venezuela permitting such a restructuring.

2.2      Continuation Elections

         (a) To continue all or part of the Loan for the same (or for a different) Interest Period, the Borrower must deliver a Continuation Notice to the Administrative Agent no later than
                  10.00 a.m. five Business Days prior to the expiration of the relevant Interest Period then in effect. To the extent the Borrower wishes to issue a Continuation Notice with respect to part (but not all) of the Loan, such Continuation Notice must relate to an aggregate Principal Amount of U.S.S500,000, as the case may be, and a maximum of three Interest Periods may be outstanding at any one time after giving effect thereto.

         (b)      (i)      Each new Interest Period will commence on the
                           expiration of the preceding Interest Period relating to all or that portion of the Loan made pursuant to the Borrowing Notice or continued pursuant to a Continuation Notice.

                  (ii) The Borrower will select the duration of Interest Periods such that each Payment Date will fall on the last day of an Interest Period.

                  (iii) If the Borrower fails to deliver a Continuation Notice as and when required, it, subject as provided in clauses (d) and (e) of the definition of "Interest Period", will be deemed to have requested that the then current Loan be continued for an Interest Period that is the same as the duration of the Interest Period then currently in effect with respect to the Loan.

                  (iv) If all or part of the Loan is required to be repaid on a Payment Date to ensure that the Borrower complies with its obligations under Section 3.1.1 and if an Interest Period relative to the Loan would, but for the operation of this sub-clause, extend beyond such Payment Date, then such Interest Period shall commence upon the expiry of the immediately preceding Interest Period and expire on the relevant Payment Date.

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

         (c) A Continuation Notice once given shall be irrevocable.

2.3      Records

         Each Lender's Loan shall be evidenced by a loan account maintained by such Lender. The Borrower hereby irrevocably authorizes each Lender to make (or cause to be made) appropriate account entries, which account entries, if made, shall evidence inter alia the date of, the principal amount of, any repayments of, the interest rate on, and the Interest Period applicable to, the Loan then outstanding to such Lender. Any such account entries indicating the outstanding Principal Amount of the Loan outstanding to such Lender shall be prima facie evidence of the Principal Amount thereof owing and unpaid, but the failure to make any such entry shall not limit or otherwise affect the obligations of the Borrower hereunder to make payments of the amount of, or interest on, the Loan as and when due. The Administrative Agent shall also maintain records with respect to each of the matters set forth in the first sentence of this Section and each other party hereto agrees to deliver such information to the Administrative Agent as it may reasonably request for the purpose of maintaining such records. In case of any discrepancy between the records of the Administrative Agent and the records of any Lender with respect to any matter referred to in this Section, the records of such Lender shall be deemed to control.

2.4      Funding

         Each Lender may, if it so elects, but subject to Applicable Law, fulfil its obligation to make, maintain or continue any portion of the Loan held by it by causing an offshore branch, Affiliate or banking facility of such Lender to make, maintain or continue the Loan; provided, however, that in such event the Loan shall be deemed to have been made by such Lender, and the obligation of the Borrower to repay the Loan, and pay interest thereon, shall nevertheless be to such Lender and shall be deemed to be held by it, to the extent of the Loan, for the account of such foreign branch, Affiliate or international banking facility; and provided, further, however, that the Borrower shall be under no obligation to pay any amount to such Lender pursuant to Section 5.1, 5.2, 5.3, 5.4, 5.5 or 5.6 which arises solely as a consequence of an election made by such Lender pursuant to this Section.

2.5      Obligations Several

         The obligations of the Lenders to make, maintain and continue the Loan under this Article are several. No Lender's obligation under this Article shall be affected by any other Lender's failure to meet its obligations hereunder.

3.       PRINCIPAL PAYMENTS; INTEREST; COMMISSIONS

3.1      Principal Payments

3.1.1    Scheduled Repayments

         The Borrower shall, on each Payment Date set forth below, make a mandatory repayment of the Loan in the Principal Amount such that, after giving effect to such repayment, the Principal Amount of the Loan remaining outstanding would not be in excess of the figure set below opposite such Payment Date:

         Payment Date                     Principal Amount Remaining Outstanding
         ------------                     --------------------------------------
         December 31, 2000                U.S.$7,750,000
         March 31, 2001                   U.S.$6,500,000
         June 30, 2001                    U.S.$5,250,000
         September 30, 2001               U.S.$3,750,000
         December 31, 2001                U.S.$2,250,000
         March 31, 2002                   U.S.$1,250,000
         June 30, 2002                    U.S.$  500,000
         September 30, 2002               U.S.$        0

         Without in any way limiting the Finance Parties' rights hereunder or the relevant provisions hereof, the parties hereto agree that, should the Venezuelan Companies discover and/or prove sufficient additional Reserves at the Project, they will enter into discussions in order to adjust the repayment schedule described in this Section to reflect such additionally discovered and/or proven Reserves.

3.1.2    Prepayments - Voluntary and Mandatory

         In addition to its obligations under Section 3.1.1, the Borrower:

         (a) may, from time to time on any Business Day which is the last day of any Interest Period or (subject to Section 5.3) on any other Business Day, make a voluntary prepayment, in whole or in part, of the then outstanding Principal Amount of the Loan; provided, however, that:

                  (i) the Borrower shall give the Administrative Agent not less than five Business Days' prior written notice (counting the date on which such notice is given) of any such voluntary prepayment, which notice, once given, shall be irrevocable; and

                  (ii) all such partial voluntary prepayments shall be in an aggregate Principal Amount of multiples of U.S.$500,000.

         (b) shall, upon deposit or receipt of Compensation or Project Insurance proceeds which the Collateral Agent requires to be applied against the Loan pursuant to Section
                  8.2.5(d)(iii)(y), make a mandatory prepayment of the Loan outstanding in an amount equal to any such proceeds.

3.1.3    Principal Payments Generally

         (a) Each repayment or prepayment of the Loan made pursuant to this Section shall be without premium or payment of any other additional amount, except as may be required pursuant to
                  Section 5.3. Amounts repaid or prepaid may not be re-borrowed. Any repayment or prepayment of the Principal Amount of the Loan shall include accrued interest on the date of repayment or prepayment on the principal amount being repaid or prepaid.

         (b) Any amount paid pursuant to Section 3.1.2 shall be applied in reducing the repayment installments under Section 3.1.1 in the inverse order of their maturities.

3.2      Interest Payments

         The Borrower shall make payments of interest in accordance with this Section.

3.2.1    Rate

         The Borrower shall pay interest on the Principal Amount of the Loan outstanding from time to time prior to and at Maturity at a rate per annum equal to the sum of (i) the LIBO Rate as in effect from time to time, (ii) the Applicable Margin plus (iii) the Additional Costs Rate, if relevant. The Administrative Agent shall, promptly after the first day of each Interest Period, notify each Lender of the interest rate applicable to the Loan during such Interest Period.

3.2.2    Post-Maturity Rate

         After the Maturity of all or any portion of the Principal Amount of the Loan or after any other Obligations shall have become due and not been paid, the Borrower shall pay interest (after as well as before judgment) on the Principal Amount of the Loan so matured or on any such other Obligations due and payable in Dollars, at a rate per annum equal to the sum of (i) the LIBO Rate for such Interest Periods (of a minimum of three months) as the Administrative Agent may from time to time select, (ii) the Applicable Margin, (iii) the Additional Costs Rate (if relevant) plus (iv) two percent (2%).

3.2.3    Payment Dates; Calculation of Interest

         Interest accrued on the Loan shall be payable, without duplication, on:

         (a) the last day of each Interest Period with respect to the Loan (and, in addition to such day, if such Interest Period shall exceed three months, on each date which is the last day of each successive three-monthly period occurring during such Interest Period);

         (b)      the Maturity of the Loan; and

         (c) with respect to any portion of the Loan repaid or prepaid pursuant to Section 3.1, 5.1 or 5.5, the date of such repayment or prepayment, as the case may be.

         Interest accrued on the Loan after the Maturity thereof and interest on other overdue amounts, shall be payable upon demand. The amount of accruing interest on the Loan shall be calculated during each Interest Period applicable thereto by the Administrative Agent on the daily outstanding Principal Amount of the Loan. All interest shall be computed on the basis of the actual number of days (including the first day but excluding the last day) during the period for which such interest is payable over a year comprised of 360 days. Subject to clauses (d) and (e) of the definition of "Interest Period", whenever any payment to be made shall otherwise be due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension of time shall be included in computing interest, if any, in connection with such payment.

3.2.4    Rate Determinations

         All determinations by the Administrative Agent of the rate of interest applicable to the Loan shall be conclusive absent demonstrated error.

3.3      Fees

         The Borrower confirms and agrees that it will pay to the Administrative Agent such fees (in such amounts, on such dates and pursuant to such terms) for the account of the Administrative Agent as are described in a letter of even date herewith from the Borrower to the Administrative Agent.

4.       PROJECT ACCOUNTS

4.1      The Account Banks

         (a) The Proceeds Account (Canada) shall be in the name of Bonanza and maintained in Dollars with the Account Bank (Canada). The Bonanza Proceeds Account shall be maintained in the name of Bonanza in Caracas with the Account Bank (Venezuela). The Local Accounts shall be maintained in the joint names of the Venezuelan Companies (or in the individual names of the relevant Venezuelan Companies) with the Local Banks.

         (b) Neither Venezuelan Company may open or maintain any bank account other than the Project Accounts without the prior written consent of the Administrative Agent.

         (c) All deposits to and transfers from the Project Accounts must be made in accordance with Applicable Law.

4.2      Operation of the Proceeds Account (Canada); Local Accounts

         (a) Bonanza shall promptly deposit to the Proceeds Account (Canada): (a) to the extent permitted by Section 8.2.5, proceeds of Compensation and Project Insurances, (b) proceeds of business interruption insurances, (c) proceeds of Capital Contributions and all Approved Subordinated Indebtedness made to or for the account of Bonanza, (d) subject to Section 4.3, proceeds of the export and sale of Project Output, (e) proceeds of Metal Trading Agreements and (f) all other amounts permitted to be deposited to the Proceeds Account (Canada).

         (b) The Proceeds Account (Canada) and the balances standing to the credit thereof shall be subject to the Lien granted pursuant to the Security Agreement (Canadian Assets).

         (c) Bonanza shall operate and make payments from the Proceeds Account (Canada) at all times in accordance with this Agreement and the Base Case.

         (d) For the purposes of making expenditures which are denominated in Bolivars and/or Dollars which are directly related to the Venezuelan Companies' operations in Venezuela to payees within and outside of Venezuela, Bonanza may transfer sums from the Proceeds Account (Canada) to the Local Accounts; provided, however, that if the combined balance of the Local Accounts and the Bonanza Proceeds Account shall exceed U.S.$500,000, or such other amount agreed by the Administrative Agent (or the Bolivar equivalent thereof) at any time (after giving effect to all payments proposed to be made pursuant to this sub-clause during the following 30 day period), the Venezuelan Companies shall procure the transfer of such excess to the Proceeds Account (Canada).

4.3      Bonanza Proceeds Account

         (a) Bonanza will procure that 15 per cent (or such other amount as may be required under Applicable Law) of the proceeds of the sales of Gold made from the Project shall be deposited, in Bolivars, for the purpose of making Bolivar denominated expenses permitted by the Base Case.

         (b) If the balance of the Bonanza Proceeds Account and the Local Accounts should exceed the Bolivar equivalent of U.S.$500,000 (or such other amount agreed by the Administrative Agent) at any time (after giving effect to all payments proposed to be made pursuant to clause (a) during the following 30 day period) for transfer of such excess to the Proceeds Account (Canada).

5.       INCREASED COSTS; TAXES; MARKET DISRUPTIONS; GENERAL PAYMENT PROVISIONS

5.1      Dollars Unavailable

         (a) If, at any time that the Administrative Agent shall be required to make any determination of the LIBO Rate for any Interest Period and it shall have determined or shall have been notified (for any reason whatsoever) that either (i) Dollar certificates of deposit or Dollar deposits, as the case may be, in the relevant amount and for the relevant Interest Period are not available to the Lenders in the London interbank market, or (ii) by reason of circumstances affecting the Lenders in the London interbank market, adequate means do not exist for ascertaining the interest rate applicable hereunder to the Loan, then the Administrative Agent shall promptly give telephonic notice of such determination confirmed in writing to the Borrower (which determination shall, in the absence of demonstrated error, be conclusive and binding on the Borrower).

         (b) As soon as practicable following the giving of the notice described in clause (a), the Administrative Agent, the affected Lenders acting reasonably and the Borrower shall negotiate for a period not exceeding 30 days with a view to agreeing to an alternative basis for making or maintaining the Loan affected by the circumstances described in clause (a). During such period interest shall accrue on the principal amount of each affected Lender's affected Loan at the rate applicable to the Loan immediately prior to the giving of such notice. If no such alternative basis is agreed within such time period, each affected Lender's affected Loan shall bear interest at a rate per annum equal to the sum of (i) the cost to such Lender of funding the Loan (as determined by such Lender which determination shall, in the absence of demonstrated error, be conclusive and binding on the Borrower), (ii) the Applicable Margin plus (iii) the Additional Costs Rate as in effect from time to time with respect to such Lender.

         (c) As an alternative to clause (b), the Borrower may at any time elect that the Principal Amount of and interest on all of the affected Lenders' then outstanding Loan which are affected by the circumstances described in clause (a) be immediately repaid in full (subject, however, to Section 5.3).

5.2      Increased Costs, etc.

         (a) The Borrower agrees to reimburse each Lender for any increase (other than as specifically covered in any other Section of this Article) in the cost to such Lender of making, continuing or maintaining (or of its obligation to make, continue or maintain) the Loan, and for any reduction (other than as specifically covered in any other Section of this Article) in the amount of any sum receivable by such Lender hereunder in respect of making, continuing or maintaining any portion of the Loan in either case, from time to time by reason of any Regulatory Change (including, solely with respect to any Lender that is a bank or commercial financial institution, with respect to Regulation D of the F.R.S. Board but excluding the Additional Costs Rate (if relevant)), then, in any such event, such Lender shall promptly notify the Administrative Agent and the Borrower thereof stating in reasonable detail the reasons therefor and the additional amount required fully to compensate such Lender for such increased cost or reduced amount. Such notice shall, in the absence of demonstrated error, be conclusive and binding on the Borrower.

         (b) As soon as practicable following the giving of any notice described in clause (a), the affected Lender, the Administrative Agent and the Borrower shall negotiate for a period not exceeding 30 days with a view to avoiding or minimizing the circumstances described in clause (a). If no steps mutually agreeable to the affected Lender, the Administrative Agent and the Borrower are decided within such 30 day period, the Borrower may elect either to prepay the principal amount of and interest on such affected Lender's then outstanding Loan (subject, however, to Section 5.3) or pay, within five days after the expiry of such 30 day period, any additional amount required fully to compensate such affected Lender for the increased cost or reduced amount described in clause (a).

5.3      Funding Losses

         In the event that any Lender shall incur any loss or expense (including any loss or expense incurred by reason of the liquidation or reemployment of Dollar deposits or other funds or precious metals acquired by such Lender to make, continue or maintain any portion of the Principal Amount of the Loan) as a result of:

         (a) any payment or prepayment of the Principal Amount of the Loan on a date other than the scheduled last day of the Interest Period applicable thereto, whether pursuant to Section 3.1 or otherwise; or

         (b) any action of the Borrower resulting in the Loan not being made or continued in accordance with the Borrowing Notice or Conversion Notice, as the case may be, given therefor,

         then, upon the request of such Lender to the Borrower (with a copy to the Administrative Agent) the Borrower shall pay to the Administrative Agent for the account of such Lender such amount as will (in the reasonable determination of such Lender) reimburse such Lender for such loss or expense. A statement as to any such loss or expense (including calculations thereof in reasonable detail) shall be submitted by such Lender to the Administrative Agent and the Borrower and shall, in the absence of demonstrated error, be conclusive and binding on the Borrower.

5.4      Increased Capital Costs

         (a) If any Regulatory Change affects or would affect the amount of capital required to be maintained by any Lender which is a bank or commercial financial institution or any Person controlling such Lender, and such Lender determines (in its reasonable discretion) that the rate of return on its or such controlling Person's capital is reduced to a level below that which such Lender or such controlling Person could have achieved but for the occurrence of any such Regulatory
                  Change, then, in any such case upon notice from time to time by such Lender to the Borrower, the Borrower may, at its option (i) within 30 days of receipt of such notice, pay directly to such Lender additional amounts sufficient to compensate such Lender or such controlling Person for the portion of such reduction in rate of return which is reasonably allocable to the Facility or (ii) prepay the principal amount of and interest on such affected Lender's then outstanding Loan (subject, however, to Section 5.3). A statement of such Lender as to any such additional amount or amounts (including calculations thereof in reasonable detail) shall, in the absence of demonstrated error, be conclusive and binding on the Borrower. In determining such amount, such Lender may use any method of averaging and attribution that it (in its reasonable discretion) shall deem applicable.

         (b) Notwithstanding clause (a), the Borrower shall not be obligated to pay any amount to any Lender in respect of any such reduction in the rate of return or increased cost which arises as a consequence of (i) any law or directive implementing the proposals for international convergence of capital measurement and capital standards published by the Basle Committee on Banking Regulations and Supervisory Practices in July 1988 and/or (ii) the Council of the European Communities Directive of April 17, 1989, on the own funds of credit institutions (89/299/EC) and the Council of the European Communities Directive of December 18, 1989, on a solvency ratio for credit institutions (89/647/EC) to the extent that the impact of any such law or directive can reasonably be calculated at the Effective Date. In addition, no Lender may make any claim for compensation in respect of any such reduction in return or increased cost to the extent that a notification of the event leading to such reduction in the rate of return or increased cost is not given to the Borrower within six months of such Lender's obtaining knowledge thereof.

5.5      Illegality

         (a) If, as the result of any Regulatory Change, any Lender shall determine (which determination, in the absence of demonstrated error, shall be conclusive and binding on the Borrower) that it is unlawful for such Lender to make the Loan or the obligations of such Lender to make the Loan shall, upon such determination (and telephonic notice thereof confirmed in writing to the Administrative Agent and the. Borrower), forthwith be suspended until such Lender shall become aware that the circumstances causing such suspension no longer exist and shall forthwith notify the Administrative Agent and the Borrower to such effect, at which time the obligation of such Lender to make the Loan shall be reinstated.

         (b) If, as the result of any Regulatory Change, any Lender shall determine (which determination, in the absence of demonstrated error, shall be conclusive and binding on the Borrower) that it is unlawful for such Lender to continue (but not to maintain) the Loan, then, upon notice by such Lender to the Administrative Agent and the Borrower, such Lender shall consult with the Borrower and the Administrative Agent for a period of up to 30 days from the date of such notice, with a view to agreeing upon a mutually acceptable alternative arrangement which will avoid or minimize such illegality. If no steps mutually agreeable to the affected Lender, the Administrative Agent and the Borrower are decided within such 30 day period, the Borrower shall prepay, within five days after the expiry of such 30 day period (unless required to do so prior thereto) the Principal Amount of and interest on such affected Lender's then outstanding Loan (subject, however, to Section 5.3).

         (c) If the relevant illegality or unlawfulness makes it unlawful for a Lender to maintain the Loan, then upon notice by such Lender to the Administrative Agent and the Borrower, the Borrower shall, as soon as practicable after receiving such notice, prepay the Principal Amount of and any interest on such affected Lender's outstanding Loan (subject, however to Section 5.3).

5.6      Taxes

         All payments by the Borrower of principal of, and interest on, the Loan and all other amounts payable pursuant to the relevant Finance Parties shall be made free and clear of, and without deduction for any Taxes (other than franchise taxes and taxes imposed on or measured by the recipient's net income or receipts). In the event that any withholding or deduction from any payment to be made by the Borrower hereunder or under any other Loan Document is required in respect of any such Taxes pursuant to any Applicable Law, then the Borrower will:

         (a) pay directly to the relevant authority the full amount to be so withheld or deducted;

         (b) promptly forward to the Administrative Agent an official receipt or other documentation satisfactory to the Administrative Agent evidencing such payment to such authority; and

         (c) pay to the Administrative Agent for the account of each Person entitled thereto such additional amount or amounts as is necessary to ensure that the net amount actually received by such Person will be equal to the full amount such Person would have received had no such withholding or deduction been required.

         Moreover, if any such Taxes are directly asserted against any Finance Party with respect to any payment received by such Finance Party, such Finance Party may pay such Taxes and the Borrower will promptly pay such additional amounts (including any penalties, interest or expenses) as is or are necessary in order that the net amount received by such Person after the payment of such Taxes (including any Taxes on such additional amount) shall equal the amount such Person would have received had such Taxes not been asserted.

         If the Borrower fails to pay any Taxes when due to the appropriate taxing authority or fails to remit to the Administrative Agent, for its own account and/or, as the case may be, the account of the relevant Finance Party, the required receipts or other required documentary evidence, the Borrower shall indemnify the Administrative Agent or the relevant Finance Party, as the case may be, for any incremental Taxes, interest or penalties that may become payable by any such Person as a result of any such failure. For the purposes of this Section, a distribution hereunder or under any other Loan Document by the Administrative Agent or any Finance Party, as the case may be, to or for the account of any Finance Party shall be deemed a payment by the Borrower.

         The Finance Parties agree to co-operate with the Borrower in completing and delivering or filing tax-related forms which would reduce or eliminate any amount of the nature referred to in this Section; provided, however, that no Finance Party shall be under any obligation to execute and deliver any such form if, in the reasonable opinion of such Finance Party, completion of any such form could result in an adverse consequence with respect to the business or tax position of such Finance Party.

5.7      Mitigation

         (a) In the event that the Borrower makes payment of any amount pursuant to Section 5.4 or 5.6 or that any Lender seeks payment of an amount pursuant to Section 5.4 or 5.6 or because of circumstances resulting in the 30 day negotiation period described in Section 5.1(b), 5.2(b) or 5.5(b), such affected Lender agrees that it will take such reasonable steps as may reasonably be open to it to mitigate the effects of the circumstances described in the foregoing Sections (such steps to include the transfer of such Lender's Lending Office to another jurisdiction and the application for a Tax Credit); provided, however, that no Lender shall be obligated to (i) take any such steps if, in its opinion, such steps would require it to achieve less than its expected return with respect to the Facility or would have an adverse effect upon its assets or financial condition or (ii) achieve any particular result or incur any liability to the Borrower by virtue of any such steps resulting in less than complete mitigation of the relevant circumstances.

         (b) If, pursuant to clause (a), any Lender effectively obtains a refund of tax or credit (a "Tax Credit") against a payment made by the Borrower pursuant to Section 5.6 (a "Tax Payment"), and such Lender is able to identify such Tax Credit as being attributable to such Tax Payment, then such Lender, after actual receipt of such Tax Credit, shall reimburse the Borrower for such amount as such Lender shall reasonably determine to be the proportion of such Tax Credit as shall be reasonably attributable to such Tax Payment; provided, however, that no Lender shall be required to make any such reimbursement which would cause it to lose the benefit of such Tax Credit or would otherwise adversely affect any matter relating to such Lender in connection with the assessment or payment of any Taxes. If any Lender shall claim any Tax Credit pursuant to this Section, it shall have absolute discretion in the extent, order and manner in which it does so. No Lender shall be obligated to disclose information regarding its tax affairs or computations to the Borrower.

5.8      Payments, Computations, etc.

         (a) All payments by the Borrower pursuant to this Agreement or any other Loan Document shall be paid in Dollars, except as specifically set forth therein. All payments under this Agreement or any other Loan Document shall be made by the Borrower to the Administrative Agent for the account of each Finance Party entitled thereto.

         (b) All payments under the Facility shall be made by the Borrower to the Administrative Agent for the account of each Finance Party entitled thereto, by delivery of Dollars in immediately available funds to an account of the Administrative Agent in New York City at the Administrative Agent's Lending Office, which account shall be designated from time to time by notice to the Borrower from the Administrative Agent for the account of each Finance Party entitled thereto and, if such payment shall be of less than the amount of the relevant payment Obligation then due and owing, for the pro rata benefit of each Finance Parry entitled to share in such payment in accordance with its respective portion of the aggregate unpaid amount of similar payment Obligations. All such payments shall be made, without setoff, deduction, or counterclaim, not later than 11:00 a.m., New York City time, on the date when due. Any payments received hereunder after the time and date specified in this Section shall be deemed to have been received by the Administrative Agent on the next following Business Day. The Administrative Agent shall promptly remit to each Finance Party its share (calculated as aforesaid), if any, of such payments, be to an account designated by such Finance Party to the Administrative Agent by notice from time to time and maintained at its Lending Office.

5.9      Proration of Payments

         If any Lender shall obtain any payment or other recovery (whether voluntary, involuntary, by application of setoff, or otherwise) on account of the principal amount of or interest on the Loan in excess of its pro rata share of payments then or therewith obtained by all Lenders entitled thereto upon the principal amount of and interest on the Loan, such Lender shall purchase from the other Lenders such participations in the Loan held by them as shall be necessary to cause such purchasing Lender to share the excess payment or other recovery rateably with each of them; provided, however, that if all or any portion of the excess payment or other recovery is thereafter recovered from such purchasing holder, the purchase shall be rescinded and the purchase price restored to the extent of such recovery, but without interest. The Borrower agrees that any Lender so purchasing a participation from another Lender pursuant to this Section may, to the fullest extent permitted by Applicable Law, exercise all its rights of payment (including pursuant to Section 5.10) with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation. If under any applicable bankruptcy, insolvency or other similar law, any Lender receives a secured claim under the Facility in lieu of a setoff to which this Section applies, such Lender shall, to the extent practicable, exercise its rights in respect of such secured claim in a manner consistent with the rights of the Lenders entitled under this Section to share in the benefit of any recovery on such secured claim.

5.10     Setoff

         In addition to and not in limitation of any rights of any of the Finance Parties under Applicable Law, each Finance Party (or any branch thereof) shall, upon the occurrence of any Enforcement Event, have the right to appropriate and apply to the payment of the Obligations owing to it (whether or not then due), any and all balances, credits, deposits, accounts or moneys of the Borrower then or thereafter maintained with such Finance Party in whatever currency or precious metals (including Gold) (and, as security for the Obligations owing to each such Finance Party, but not to the exclusion of any other rights such Finance Party may have, the Borrower hereby grants to each such Finance Party a continuing security interest in any and all balances, etc., as aforesaid); provided, however, that any such appropriation and application shall be subject to the provisions of Section 5.9.

5.11     Judgment Currency

         The Borrower hereby agrees that:

         (a) If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder in Dollars into another currency, the Borrower agrees, to the fullest extent permitted by Applicable Law, that the rate of exchange used shall be that at which in accordance with normal banking or administrative procedures the Administrative Agent could purchase Dollars with such other currency on the Business Day preceding that on which final judgment is given.

         (b) The obligation of the Borrower in respect of any sum due from it to any Finance Party shall, notwithstanding any judgment in a currency other than Dollars, be discharged only to the extent that on the Business Day following receipt by such Finance Party of any sum adjudged to be so due in such other currency, such Finance Party may in accordance with normal banking procedures, purchase Dollars with such other currency. In the event that the Dollars so purchased are less than the sum originally due to such Finance Party in Dollars, the Borrower, as a separate obligation and notwithstanding any such judgment, hereby indemnifies and holds harmless such Finance Party against such loss, and if the Dollars so purchased exceed the sum originally due to such Finance Party, such Finance Party shall remit to the Borrower such excess.

5.12     Application of Proceeds

         (a) If at any time any amount (including any proceeds received in respect of any sale of, collection from, or other realization upon, all or any part of any collateral security subject of any Collateral Agreement) received by either Agent is less than the amount then due and payable pursuant to this Agreement or any other Loan Document such amount may, in the discretion of the Administrative Agent, be held by the Administrative Agent as additional collateral security for, or then or at any time thereafter be applied (after payment of any amounts payable to the Agents pursuant to Sections
                  11.3 and 11.4 and similar provisions contained in the other Loan Documents) in whole or in part by the Administrative Agent against, all or any part of the Obligations in the following order:

                  (i) first, to amounts outstanding to the Finance Parties under any Loan Document (other than any Metal Trading Agreement) in respect of any amount other than interest on, or the Principal Amount of, the Loan;

                  (ii) second, pro rata to amounts outstanding to the Finance Parties under any Loan Document in respect of interest on the Loan; and

                  (iii) third, pro rata to (x) amounts outstanding to the Finance Parties under any Loan Document in respect of the Principal Amount of the Loan and (y) net payment obligations of the Borrower to the Finance Parties under any Metal Trading Agreement.

         (b) Any surplus of such cash or cash proceeds held by the Administrative Agent and remaining after payment in full of all the Obligations, and the termination of all Commitments (if not then already terminated), shall be paid over to or to whomsoever may be lawfully entitled to receive such surplus.

6.       CONDITIONS PRECEDENT TO MAKING THE LOAN

         The obligations of the Lenders to make the Loan shall be subject to the prior or concurrent satisfaction of each of the conditions precedent set forth in this Article. Unless specifically stated to the contrary, each document, certificate and other Instrument delivered pursuant to this Section shall be dated on, or prior to, and shall be in full force and effect on, the Borrowing Date with respect to the Loan.

         The Administrative Agent shall have received:

6.1      Acquisition Transaction, etc.

         (a) copies of the Acquisition Agreement and the material documents executed in connection therewith, executed by the parties thereto and certified as being true and accurate by an Authorized Representative of Crystallex;

         (b) evidence that the Acquisition Transaction shall have been consummated in accordance with its terms and that all required deliveries to be made thereunder by the Vendor (other than those items subject of the security agreements granted by the Original Borrowers and their Affiliates and securing the Existing Loan Documents (all of such agreements, collectively, the "Existing Security Documents") which items are to be delivered to the Collateral Agent) shall have been made; and

         (c) such evidence as the Administrative Agent shall reasonably require to the effect that Crystallex shall have become the registered owner of the share capital of Bolivar Aruba.

6.2      Existing Loan Agreements, etc.

         (a) if required by the Administrative Agent, evidence that the Original Lenders have waived any Default arising under (and defined in) the Existing Loan Documents and have consented to the Acquisition Transaction during the period (if any) from the Acquisition Effective Date to the nominated Borrowing Date;

         (b) evidence that the Existing Lenders and The Law Debenture Trust Corporation p.l.c., in its capacity as security trustee (howsoever denominated) under the relevant Existing Security Documents, have executed and delivered, in favor of Bolivar Goldfields and/or its Affiliates, releases of all Liens arising under the Existing Security Documents and are willing, subject only to discharge of the Existing Loan Agreements with, inter alia, the proceeds of the Loan, to convey the property or collateral subject of the Existing Security Documents to Crystallex and/or its Affiliates or (as Crystallex or any of its Affiliates may direct) to the Collateral Agent;

         (c) evidence that Crystallex will have available to it (from whatever source) cash for the amount of at least U.S.$4,500,000 ("Additional Purchase Consideration") which, when aggregated with the proceeds of the Loan would be sufficient to discharge in full all Indebtedness (howsoever described) arising in favor of the Finance Parties under (and as defined in) the Existing Loan Agreements; and

         (d) evidence that, subject only to payment of the Additional Purchase Consideration and the proceeds of the Loan on the nominated Borrowing Date, the Indebtedness described in the foregoing sub-clause shall be discharged in full.

6.3      Resolutions, etc.

         (a) a certificate of an Authorized Representative of each Project Party and (without duplication) Subordinated Creditor to the effect that (i) the representations of such Person set forth in each Loan Document to which it is a party shall be true and correct as at the Effective Date and after giving effect to the Loan and (ii) no Default shall have then occurred and be continuing; and

         (b) from each Project Party and (without duplication) Subordinated Creditor, a certificate of its Secretary or similar officer as to:

                  (i) corporate resolutions of its Board of Directors or similar body (and if required, shareholders' resolutions) then in force and effect authorizing the execution, delivery and performance of each Loan Document and any other document to be executed by it in connection with the transactions contemplated thereby;

                  (ii) the incumbency and signatures of those of its managing directors or officers authorized to act with respect to each Loan Document and any other document executed or to be executed by it; and

                  (iii)    its Organic Documents as then in effect,

                  upon which certificate the Administrative Agent may conclusively rely until it shall have received a further certificate of the Secretary or similar officer of the relevant Person cancelling or amending such prior certificate.

6.4      Bolivar Aruba Pledge Agreement/Crystallex Guaranty

         (a) counterparts of the Bolivar Aruba Pledge Agreement, duly executed by the Collateral Agent and an Authorized Representative of Crystallex and acknowledged by an Authorized Representative of Bolivar Aruba;

         (b) evidence of the delivery of the shares of Bolivar Aruba pledged thereunder to the Collateral Agent;

         (c) evidence that all filings and registrations required under the laws of Aruba and Canada (including any required notations to be made in the shareholders' register of Bolivar Aruba or on the relevant share certificates) shall have been duly made; and

         (d) counterparts of the Crystallex Guaranty, duly executed by the Collateral Agent and an Authorized Representative of Crystallex.

6.5      Orinoquia Pledge Agreement

         (a) counterparts of the Orinoquia Pledge Agreement, duly executed by the Collateral Agent and an Authorized Representative of Bolivar Aruba and acknowledged by an Authorized
                  Representative of Orinoquia;

         (b) evidence of the delivery of the shares of Orinoquia pledged thereunder to the Collateral Agent; and

         (c) evidence that all filings and registrations (including any required notations to be made in the shareholders' register of Orinoquia or on the relevant share certificates) required under the laws of Aruba shall have been duly made.

6.6      Aruban Security Agreement

         (a) counterparts of the Aruban Security Agreement, duly executed by the Collateral Agent and an Authorized Representative of Orinoquia;

         (b) evidence of the acknowledgement of the Lien over the Revemin Receivable granted thereunder by an Authorized Representative of Revemin; and

         (c) evidence that all filings and registrations required under the laws of Aruba and Venezuela shall have been duly made.

6.7      Notice to Account Bank

         Counterparts of the Notice to Account Bank, duly executed by an Authorized Representative of Bonanza and acknowledged by the Account Bank in favor of the Collateral Agent.

6.8      Security Agreement (Canadian Assets)

         (a) counterparts of the Security Agreement (Canadian Assets), duly executed by the Collateral Agent and an Authorized Representative of the Borrower; and

         (b) evidence that Personal Property Security Act (British Columbia) financing statements naming the Borrower as debtor and the Collateral Agent as secured party shall have been duly filed (or provision for same made) in all offices required under the laws of British Columbia (and the federal laws of Canada applicable therein) in order to perfect the Liens under the Security Agreement (Canadian Assets) over the collateral described therein.

6.9      Security Agreement (U.S. Assets)

         (a) counterparts of the Security Agreement (U.S. Assets), duly executed by the Collateral Agent and an Authorized Representative of the Borrower;

         (b) evidence that Uniform Commercial Code financing statements naming the Borrower as debtor and the Collateral Agent as secured party shall have been duly filed (or provision for same made) in all offices required under the laws of New York in order to perfect the Liens under the Security Agreement (U.S. Assets) over the Collateral described therein; and

         (c) evidence that all necessary counterparty notices relating to Metal Trading Agreements shall have been duly given and all acknowledgements from the relevant counterparties thereunder shall have been duly obtained.

6.10     Subordination Agreement

         (a) counterparts of the Subordination Agreement, duly executed by the Collateral Agent and Authorized Representatives of each of the Borrower and of each Subordinated Creditor; and

         (b) evidence that all filings and registrations required under the laws of all applicable jurisdictions shall have been made.

6.11     Miscellaneous Documents and Conditions

         (a) counterparts of (i) the Process Agent Acceptance, duly executed by the Process Agent, together with evidence of the appointment of the Process Agent by each Project Party and (without duplication) Subordinated Creditor and (ii) evidence of appointment by Bonanza of Messrs. McCarthy Tetrault, as process agent in British Columbia;

         (b) such evidence as to the execution of Metal Trading Agreements as the Administrative Agent shall reasonably require;

         (c) a counterpart of a Compliance Certificate of the Borrower, computed as at the Borrowing Date, certified by the chief financial or accounting Authorized Representative of the Borrower, together with such information concerning the calculations involved in such Compliance Certificate as the Administrative Agent shall have reasonably requested; and

         (d) a counterpart of a policy of political risk insurance ("Political Risk Insurance") issued by a provider satisfactory to the Administrative Agent, naming the Collateral Agent (for the benefit of the Lenders) as additional loss payees and satisfactory in form and substance to the Administrative Agent.

6.12     Opinions

         Opinions addressed to the Finance Parties from:

         (a) Debevoise & Plimpton, New York counsel to the Finance Parties, substantially in the form of Exhibit M-1 attached hereto;

         (b) Torres, Plaz & Araujo, Venezuelan counsel to the Finance Parties, substantially in the form of Exhibit M-2 attached hereto;

         (c) McCarthy Tetrault, Canadian counsel to the Project Parties, substantially in the form of Exhibit M-3 attached hereto; and

         (d) De Brauw Blackstone Westbroek, Aruban counsel to the Finance Parties, substantially in the form of Exhibit M-4 attached hereto.

6.13     Approvals, Project Documents

         (a) if the Administrative Agent shall have so requested, copies of the Project Documents (as in effect prior to the initial Borrowing Date) described in clauses (a) and (b) of the definition of such term executed and delivered by the parties thereto, certified by an Authorized Representative of each Venezuelan Company party thereto;

         (b) if the Administrative Agent shall have so requested, copies of the Approvals listed in Part A of Item 1 ("Current Material Approvals") of the Disclosure Schedule, certified by each Project Party which was granted such Approval; and

         (c) if the Administrative Agent shall have so requested, an English translation of any of the foregoing documents not originally executed in English, certified by an Authorized Representative of each Project Party thereto.

6.14     Closing Fees, Expenses, etc.

         The Administrative Agent shall have received (including, to the extent necessary, from the proceeds of the Loan to be made on the initial Borrowing Date) for the account of the Finance Parties entitled thereto, all fees and expenses (including those of the Agents' advisors then invoiced) due and payable on or prior to such Borrowing Date.

6.15     Borrowing Notice

         The Administrative Agent shall have received a Borrowing Notice relating to the Loan proposed to be made on the relevant Borrowing Date, executed by an Authorized Representative of the Borrower.

6.16     Compliance with Warranties, No Defaults, etc.

         The representations and warranties of the Project Parties set forth in
         Article 7 and in all other Loan Documents shall (subject to the exceptions specifically set forth herein) be true and correct as of the date initially made, and both immediately before and after the making of the requested Loan:

         (a) such representations and warranties shall be true and correct with the same effect as if then made (unless stated to relate solely to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date); and

         (b)      no Default shall have then occurred and be continuing.

7.       REPRESENTATIONS AND WARRANTIES

         In order to induce the Finance Parties to enter into this Agreement and to make, maintain and continue the Loan hereunder, each Project Party, individually for itself and with respect to matters hereinafter relating to it, represents and warrants unto each of the Finance Parties, in each case as set forth in this Article. The representations and warranties set forth in this Article shall be made on the Effective Date and upon the delivery of the Borrowing Notice and shall be deemed to be made as at the Borrowing Date.

7.1      Organization, Power, Authority, etc.

         (a) Each Project Party is a company validly organized and existing and in good standing (where such concept exists) under the laws of its jurisdiction of incorporation.

         (b) Each Project Party is duly qualified to do business and is in good standing (where such concept is applicable) as a foreign company in each jurisdiction where the nature of its business makes such qualification necessary and has full power and authority, and holds all requisite Approvals, to own and hold under lease its property and to conduct its business substantially as currently conducted by it. Each Project Party has full power and authority to enter into and perform its obligations under this Agreement and the other Operative Documents executed or to be executed by it.

7.2      Due Authorization; Non-Contravention

         The execution and delivery by each Project Party of this Agreement and each other Operative Document executed or to be executed by it and the performance by such Project Party of its obligations hereunder and thereunder, have been duly authorized by all necessary corporate action on its part, do not and will not require any Approval (other than (i) those Approvals referred to in Part A and Part B of Item 1 ("Current Material Approvals" and "Pending Material Approvals") of the Disclosure Schedule, (ii) the filings, notarizations and registrations contemplated by this Agreement in connection with the effectiveness, perfection and priority of the Collateral Agreements to which such Project Party is a party and (iii) in the case of the Project Documents only, Non-Material Approvals), do not and will not conflict with, result in any violation of, or constitute any default under, any provision of any Requirement of Law or Approval (other than Non-Material Approvals) binding on it, and will not result in or require the creation or imposition of any Lien on any of its properties pursuant to the provisions of any Contractual Obligation (other than pursuant to this Agreement and the Collateral Agreements to which such Project Party is a party).

7.3      Validity, etc.

         (a) This Agreement constitutes, and each other Operative Document executed or to be executed by each Project Party constitutes, or on the due execution by each party thereto and delivery thereof will constitute, the legal, valid and binding obligation of such Project Party enforceable in accordance with its terms, subject as to enforceability, to Applicable Laws relating to bankruptcy and the enforceability of creditors' rights generally and by the fact that the availability of equitable remedies is discretionary and, in the case of any such Instrument expressed to be governed by the laws of Venezuela, is or will be in proper form for enforcement in Venezuela.

         (b) Each Collateral Agreement to which any Project Party is party will, upon the taking of the various actions described hereunder and thereunder, create in favor of the stated beneficiary or secured party (howsoever denominated) thereunder, a valid and perfected first-priority Lien on all of the assets, properties and rights purported to be covered thereby as security for the relevant obligations expressed to be covered thereby, subject to no Liens, except for (i) Permitted Liens and (ii) the specific exceptions set forth in the legal opinions delivered pursuant to this Agreement.

7.4      Legal Status

         No Project Party, and none of its properties or revenues enjoys any right of immunity from suit, setoff, attachment prior to judgment or in aid of execution, or execution on a judgment in respect of its obligations under any of the Loan Documents to which it is a party. The execution by each Project Party of this Agreement and each other Loan Document to which it is a party constitutes, and its exercise of its rights and performance of its obligations hereunder will constitute, private and commercial acts done and performed for private and commercial purposes.

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7.5      Financial Statements

         The consolidated balance sheet and related consolidated financial statements of Crystallex for the Fiscal Year ending December 31, 1999, which have been furnished by or on behalf of Crystallex to (or otherwise received by) the Administrative Agent for the purposes of or in connection with this Agreement or any transaction contemplated hereby, have been prepared in accordance with GAAP consistently applied throughout the periods involved (except as disclosed therein) and do present fairly (subject in the case of interim financial statements to year-end audit adjustments) the financial position of Crystallex as at the date hereof and the results of its operations for the periods then ended. Crystallex does not have on the date hereof any material Contingent Liability or liability for taxes, long-term leases or unusual forward or unusual long-term commitments which are not reflected in its financial statements described in this Section or in the notes thereto.

         The financial projections, estimates and other expressions of view as to future circumstances, if any, supplied by each of the relevant Project Party for purposes of the Base Case are fair and reasonable and, to the best of such Project Party's knowledge, have been arrived at after reasonable inquiry and have been made in good faith by the Persons responsible therefor.

7.6      Absence of Default

         Except as disclosed in Item 3 ("Existing Defaults") of the Disclosure Schedule, no Project Party is in default in the payment of or in the performance of any material obligation applicable to any Indebtedness (subject to any applicable grace period), or in default under any Project Document, any Requirement of Law or the terms or conditions upon which any Approval has been granted.

7.7      Acquisition Agreement, etc.

         The Acquisition Transaction has been duly consummated substantially in accordance with the terms of the Acquisition Agreement and the Escrow Agreement, and, as a result, Crystallex is the sole and duly registered owner of the share capital of Bolivar Aruba, Bolivar Aruba is the sole and duly registered owner of the share capital of Orinoquia, Orinoquia is the sole and duly registered owner of the share capital of Bonanza and the duly registered owner of at least 93% of the share capital of Revemin, in each case free and clear of Liens, except arising under each relevant Collateral Agreement. CVG owns that portion of the share capital of Revemin not owned by Orinoquia. No claim for rescission or material modification of the Acquisition Transaction is pending or, to the knowledge of Crystallex, threatened and the terms for all warranty claims and all other material terms relating to the Acquisition Transaction are contained in the Acquisition Agreement and the Escrow Agreement (together with the associated documents), as in effect at the date hereof.

7.8      Litigation, etc.

         Except as disclosed in Item 4 ("Litigation") of the Disclosure Schedule, there is no pending or, to the knowledge of any Project Party, threatened labor controversy, litigation, arbitration or governmental investigation or proceeding against such Project Party (including with respect to the Acquisition Transaction) or to which any of its business, operations, properties, assets or revenues is subject as to which there is a reasonable likelihood of an adverse outcome to such Project Party and which, if adversely determined, would result in a Materially Adverse Effect with respect to such Project Party. In the case of any litigation described in Item 4 ("Litigation") of the Disclosure Schedule, there has been no development in such litigation which would result in a Materially Adverse Effect.

7.9      Materially Adverse Effect

         Since the date of the most recent audited financial statements referred to in Section 7.5, there have been no occurrences which, individually or in the aggregate, would result in a Materially Adverse Effect.

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7.10     Taxes and Other Payments

Except as disclosed in Item 3 ("Existing Defaults") and Item 5 ("Taxes") of the Disclosure Schedule, each Project Party has filed all tax returns and reports required by Applicable Law to have been filed by it and has paid all taxes and governmental charges thereby shown to be owing and all claims for sums due for labor, material, supplies, personal property and services of every kind and character provided with respect to, or used in connection with its business and no claim for the same exists except as permitted hereunder, except (i) any such taxes and governmental charges which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on the books of such Project Party or (ii) in the case of any other claims, where failure to make payment therefor would not result in a Materially Adverse Effect with respect to such Project Party.

7.11     Mining Rights

         Each Venezuelan Company has acquired all material Mining Rights and has obtained such other surface and other rights as are reasonably necessary for access rights, water rights, plant sites, waste dumps, ore dumps, abandoned heaps or ancillary facilities which are required in connection with its interest and role in the Project in accordance with sound international mining and business practice. All of such Mining Rights are listed in Item 6 ("Mining Rights") of the Disclosure Schedule. All Mining Rights and other rights so acquired by such Venezuelan Company are sufficient in scope and substance for the operation and maintenance of the Project in accordance with sound international mining and business practice and no part of the purchase price (other than any royalty payments) payable by such Venezuelan Company in connection with its acquisition of such Mining Rights and other rights remain unpaid.

7.12     Ownership and Use of Properties; Liens

         (a) Each Venezuelan Company has good title to all of the Project Assets it owns or purports to own, free and clear of all Liens or claims (including infringement claims with respect to patents, trademarks, copyrights and the like) except as permitted pursuant to Section 8.3.3 or except as disclosed in
                  Item 7 ("Assets; Properties') of the Disclosure Schedule.

         (b) Each Venezuelan Company has complied in all material respects with all Contractual Obligations relating to any material asset or property leased, operated, licensed or used (but not owned) by such Venezuelan Company except as disclosed in Item 3 ("Existing Defaults") and Item 8 ("Contractual Obligations") of the Disclosure Schedule; all of each Venezuelan Company's interests in such assets and properties are free and clear of all Liens or claims (including infringement claims with respect to patents, trademarks, copyrights and the like) except as permitted pursuant to
                  Section 8.3.3, except for non-material Liens or claims or except as disclosed in Item 7 ("Assets; Properties") of the Disclosure Schedule; and all material Instruments pursuant to which each Venezuelan Company is entitled to lease, operate, license or use such properties and assets are in full force and effect.

7.13     Subsidiaries

         Bolivar Aruba is a wholly owned Subsidiary of Crystallex. All of the Subsidiaries of Bolivar Aruba as of the Effective Date (and after giving effect to the Acquisition Transaction) are listed in Item 9 ("Subsidiaries") of the Disclosure Schedule.

7.14     Intellectual Property

         Each Venezuelan Company owns and possesses all such material patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights and copyrights as such Venezuelan Company considers reasonably necessary for the conduct of the business of such Venezuelan Company as now conducted without, individually or in the aggregate, any substantial infringement upon rights of other Persons and there is no individual patent or patent license, the loss of which would result in a

         Materially Adverse Effect with respect to such Venezuelan Company, except as may be disclosed in Item 10 ("Material Patents and Trademarks") of the Disclosure Schedule.

7.15     Technology

         Except as disclosed in Item 11 ("Technology") of the Disclosure Schedule, (a) each Venezuelan Company owns or has the right to use all technologies and processes reasonably required to operate and maintain the Project and (b) there are no material license agreements granting such Venezuelan Company or any other Person rights in any patented process or the right to use technical or secret know-how that are required for the operation or maintenance of its interest in the Project.

7.16     Approvals; Project Documents

         (a) Each Venezuelan Company has entered into all Instruments and obtained all Approvals required for the operation and maintenance of its interest in the Project in accordance with Applicable Laws and sound international mining and business practice (other than (i) those identified in Part B of Item 1 ("Pending Material Approvals") of the Disclosure Schedule which such Venezuelan Company believes will be obtained as and when required and (ii) those of a non-material nature which such Venezuelan Company expects will be obtained as and when necessary in the course of the operation and maintenance of its interest in the Project (all such Approvals of a non-material nature, collectively, "Non-Material Approvals")).

         (b) Each of the Project Documents executed at the time this representation is made or deemed to be made is in full force and effect, is the legal, valid and binding obligation of each Venezuelan Company party thereto and, to such Venezuelan Company's knowledge, of all other parties thereto in accordance with its terms, subject to Applicable Laws relating to bankruptcy and the enforceability of creditors' rights generally and by the fact that the availability of equitable remedies is discretionary.

         (c) All material performance required under each Project Document executed at the time this representation is made or deemed to be made by each party thereto has occurred (except performance required by such Project Document to be performed at a later date), and, to the knowledge of each Venezuelan Company party thereto, no default or event or condition which with notice, lapse of time or both could constitute a default thereunder has occurred and is continuing.

         (d) Save for the Milling Agreement, neither Venezuelan Company is, at the time this representation is made or deemed to be made, party to any contract or agreement which would be considered a Material Project Document other than any such contract which complies with the terms of this Agreement as are related to the Material Project Documents.

7.17     Environmental Warranties

         Except as disclosed in Item 12 ("Environmental Matters") of the Disclosure Schedule:

         (a) Each Venezuelan Company (and, to such Venezuelan Company's knowledge, each other Project Participant) is, and has at all times been, in compliance with, or has fully remedied any non-compliance so as to be in compliance with, all Environmental Laws in all material respects and all Approvals relating to Environmental Laws necessary in connection with the ownership and operation of its business (including its interest in the Project) are in full force and effect. To the best of the knowledge and belief of each Venezuelan Company, having made due and careful enquiry, there are no acts, omissions, events, states of facts or circumstances which may reasonably be expected to prevent or interfere with such Venezuelan Company being in substantial compliance with any Environmental Laws, including obtaining or being in substantial compliance with any Approvals relating to Environmental Laws in the future, and no material investment is necessary to obtain or renew any Approval relating to Environmental Laws.

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

         (b) There are no present or, to each Venezuelan Company's knowledge, past acts, omissions, events, states of facts or circumstances which have resulted in (or could result in) any third party (including any regulatory authority) taking any action or making any material claim against such Venezuelan Company under any Environmental Laws including remedial action (in particular in relation to contaminated land) or the revocation, suspension, variation or non-renewal of any Approval under any Environmental Laws and neither Venezuelan Company has any notice of any complaints, demands, civil claims, enforcement proceedings or of any action required by any regulatory authority and there are no investigations pending or, to such Venezuelan Company's knowledge, threatened in relation to the failure of such Venezuelan Company to obtain any Approval under, or comply with, any Environmental Laws.

7.18     Pari Passu

         The payment Obligations of each of the Borrower and Crystallex under each Loan Document to which it is a party rank at least pari passu in right of payment with all of such Project Party's other unsecured and unsubordinated Indebtedness, other than any such Indebtedness which is preferred by mandatory provisions of Applicable Law.

7.19     Deductions

         (a) Under the laws of Venezuela in force at the date hereof, the Borrower will not be required to make any deduction or withholding from any payment it may make hereunder or any other Loan Document except for a withholding tax in the amount of 4.95% on any payment of interest or 5.00% on any payment of fees or similar amounts.

         (b) Under the laws of Canada in force at the date hereof, Crystallex will not be required to make any deduction or withholding from any payment it may make under the Crystallex Guaranty, except for a possible withholding tax in the amount of 25% on payments thereunder (prior to the application of any applicable double tax treaty).

8.       COVENANTS

8.1      Informational and Financial Covenants

         Each Project Party agrees with each Finance Party that, until all Commitments have terminated and all Obligations have been paid and performed in full and such Project Party will perform its relevant obligations set forth in this Section.

8.1.1    Financial Information, etc.

         (a) Crystallex will deliver to the Administrative Agent copies of the following financial statements, reports and information:

                  (i) promptly when available, and in any event within 140 days after the close of each of its Fiscal Years, its consolidated (if applicable) balance sheet at the close of such Fiscal Year and related consolidated statements of operations and cashflows, loss and deficit, and changes in financial position, as may be relevant (with comparable information at the close of and for the prior Fiscal Year) and reported on without Impermissible Qualification by an independent certified public or chartered accountant of recognized international standing; and

                  (ii) promptly when available, and in any event within 75 days after the close of the first three Fiscal Quarters of each of its Fiscal Years, its consolidated (if applicable) balance sheet at the close of such Fiscal Quarter and related consolidated (if applicable) statements of operations and cashflows, loss and deficit, and changes in financial position, as may be relevant, for such Fiscal Quarter and for the period in such Fiscal Year ending on the last day of such Fiscal Quarter (with comparable information at the close of and for the corresponding Fiscal Quarter of the prior Fiscal Year and for the corresponding portion of such prior Fiscal Year) and certified by its accounting or financial Authorized Representative.

         (b) The Borrower will deliver to the Administrative Agent copies of the following reports and information:

                  (i) as soon as practicable and in any event within 30 days following each June 30 or December 31, a report (as to counterparties, trading dates, amounts hedged, etc.) in form and substance satisfactory to the Administrative Agent concerning the Metal Trading Agreements then in effect; and

                  (ii) as soon as practicable and in any event within 30 days following each June 30 or December 31, a Compliance Certificate demonstrating compliance (or lack of compliance as the case may be) with the financial ratios set forth in Section 8.1.5.

8.1.2    Defaults

         As soon as practicable and in any event within ten days after obtaining knowledge of the occurrence of any Default relating to it, each Project Party will furnish to the Administrative Agent a statement of its chief financial Authorized Representative setting forth details of such Default and the action which it has taken and proposes to take with respect thereto.

8.1.3    Miscellaneous Information

         The Borrower and (in the case of sub-clause (h)), each Project Party will deliver to the Administrative Agent copies of the following reports and information:

         (a) as soon as practicable and in any event within 20 Business Days following the end of each calendar month, (i) a production and operating report in form and substance satisfactory to the Administrative Agent including information on material developments or changes (if any) in the production, operational, economic, environmental and technical circumstances of the Project for the month then ending, (ii) cashflow for each of the Venezuelan Companies for the month then ending and (iii) the balances (including any Cash Equivalent Investments) standing to the credit of the Project Accounts for the month then ending;

         (b) not later than each March 1 (and as soon as practicable after the date the Borrower shall prepare any interim budget or forecast), a budget in respect of the Project for the then current calendar year and a forecast in respect of the Project for the following three years (or any shorter period until the Project End Date) in such form and containing such information as the Administrative Agent shall reasonably require;

         (c) as soon as practicable after the receipt or sending thereof, copies of any material report or notice in connection with the Project filed with or received from any local, governmental or statutory agency;

         (d) as soon as practicable and in any event within 30 days after obtaining knowledge thereof, details of any material disputes with insurers or any non-payment or reduction in payment with respect to any Project Insurances by any insurer;

         (e) as soon as practicable prior to April 1st of each calendar year, a memorandum, dated as at such date, summarizing the Project Insurances then in effect;

         (f) as soon as practicable details of any litigation, arbitration or administrative proceedings, which if resolved against either Venezuelan Company could result in such Project Party suffering a loss in excess of U.S.$500,000 (or the equivalent thereof in any other currency);

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

         (g) not later than 180 days following the end of each of its Fiscal Years, a report as to Reserves at the Project; and

         (h) all other information relating to its financial condition, operations or assets the Administrative Agent (or any Lender by notice to the Administrative Agent, which notice shall be copied to the relevant Project Party) may from time to time reasonably request.

8.1.4    Books and Records; Access

         Each Venezuelan Company will keep financial records and statements reflecting all of its business affairs and transactions in accordance with GAAP. Each Venezuelan Company will, upon reasonable notice and so as not to interfere with the operations of the Project, but only after the occurrence and during the continuation of a Default or following any material deviation by the Project from the Base Case, permit the Independent Consultant, any insurance consultant appointed by the Administrative Agent (an "Insurance Consultant"), the Agents and the Lenders or any of their respective representatives to inspect any and all of its properties and operations and to discuss its financial matters with its officers, independent chartered accountants and certified public accountants, as the case may be (and hereby authorizes such independent chartered accountants or certified public accountants, as the case may be, to discuss its financial matters with any of the foregoing Persons or its representatives whether or not any representative of such Venezuelan Company is present) and to examine (and photocopy extracts from) any of its books or other corporate records. Without limiting the generality of the foregoing, each Venezuelan Company shall provide all relevant and reasonable assistance to the Independent Consultant, any Insurance Consultant and the Agents in connection with the performance of their duties contemplated hereby. It is expressly understood that none of the Independent Consultant, any Insurance Consultant or any of the Finance Parties assumes any obligation to any Project Party in respect of the Project, unless caused by any such Person's gross negligence or wilful misconduct.

8.1.5    Financial Covenants of the Borrower

         The Borrower agrees with each Finance Party that it shall ensure that at each Compliance Date:

         (a) the Loan Life Cover Ratio, as at any Calculation Date coinciding with or following such Compliance Date and with respect to each corresponding Forecast Period to (and including) the Maturity Date, is not less than 1.5:1.0;

         (b) the Project Life Cover Ratio, as at any Calculation Date coinciding with or following such Compliance Date and with respect to each corresponding Forecast Period to (and including) the Project End Date, is not less than 2.0:1.0;

         (c) the Debt Service Cover Ratio for that Measurement Period coinciding with or following such Compliance Date (and for each subsequent Measurement Period to (and including) the Maturity Date) is not less than 1.25:1.0; and

         (d) the Reserve Tail Cover Ratio is not (or is not projected to be at any time prior to the Maturity Date) less than 0.30:1.0.

8.1.6    Recalculation of Base Case

         The Borrower shall, with the approval of the Administrative Agent (acting with the assistance of the Independent Consultant but only after the occurrence and during the continuation of a Default or following any material deviation by the Project from the Base Case), such approval not to be unreasonably withheld, update the Base Case from time to time at least on an annual basis, no later than each October 1, commencing October 1, 2001. Any such updated Base Case shall be the Base Case for all purposes of this Agreement and each other Loan Document. If no agreement between the Borrower, the Administrative Agent and the Independent Consultant (if it shall be participating in such discussions) can be reached on a revised Base Case by October 1 of the relevant calendar year, then the Borrower, the Administrative Agent and the Independent Consultant, if relevant, shall negotiate further in updating the Base Case so as to be acceptable to all parties (and may utilize the services of an independent expert); provided, however, that if such negotiations have not produced a Base Case acceptable to the Administrative Agent (acting in consultation with the Independent Consultant, if relevant) by the November 30 next following, then the Base Case then in effect shall remain the Base Case for all purposes of this Agreement and each other Loan Document.

8.1.7    Accuracy of Information

         All factual information hereafter furnished by or on behalf of any Project Party in writing to any of the Finance Parties for the purposes of or in connection with this Agreement or any transaction contemplated hereby will be true and accurate in every material respect on the date as of which such information is dated or certified and such information shall not be incomplete by omitting to state any material fact necessary to make such information not misleading.

8.2      Affirmative Covenants

         Each Project Party agrees with each Finance Party that, until all Commitments have terminated and all Obligations have been paid and performed in full, such Project Party will perform its relevant obligations set forth in this Section.

8.2.1    Compliance with Laws, etc.

         Each Project Party will comply (a) in all material respects with all Applicable Laws and (b) with the terms of any Operative Document to which it is a party.

8.2.2    Approvals; Operative Documents

         (a) Each Project Party will obtain, maintain in full force and effect, and comply in all material respects with, all Approvals (including those identified in Item 1 ("Approvals") of the Disclosure Schedule but excluding Non-Material Approvals) as may be reasonably required from time to time for such Project Party to (i) execute, deliver, perform and preserve its rights under any of the Operative Documents executed or to be executed by it, (ii) grant and perfect the Liens granted or purported to be granted and perfected by it pursuant to any Collateral Agreement to which it is a party and (iii) in the case of each Venezuelan Company, own, lease, use or license the Project Assets in which it holds any interest and operate the Project in accordance with sound mining and business practice.

         (b) Without limiting clause (a), each relevant Project Party will use its best efforts to obtain all Approvals in Part B of
                  Item 1 ("Pending Material Approvals") of the Disclosure Schedule by the date set forth in the Disclosure Schedule opposite such Approval and, within five (5) Business Days of obtaining any such Approval deliver to the Administrative Agent certified copies (or originals where requested by the Administrative Agent) of all such Approvals as then in effect.

         (c) Each Venezuelan Company will, subject to Section 8.3.12, enter into and/or keep in full force and effect the Project Documents described in Item 2 ("Current/Pending Project Documents") of the Disclosure Schedule and such other contracts or agreements as may be reasonably required or advisable from time to time to construct, develop, operate and maintain the Project substantially in accordance with sound mining and business practice, provide to the Administrative Agent (in sufficient copies for the Lenders) a true and complete copy of all Project Documents (including, if the Administrative Agent shall reasonably request, an English translation of any such Project Document executed in Spanish) entered into after the date hereof, and shall take all actions as the Collateral Agent shall reasonably require in order that such Venezuelan Company's right, title and interest in, to and under each Project Document will be assigned by way of security in favor of the Finance Parties pursuant to an Assignment of Contract Rights.

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

8.2.3    Maintenance of Corporate Existence

         Each Project Party will do and will cause to be done at all times all things necessary to maintain and preserve its corporate existence and to be duly qualified to do business and be in good standing (where such concept is relevant) as a foreign corporation in each jurisdiction where the nature of its business requires it to be so qualified and where there is reasonable likelihood of a Materially Adverse Effect if such Project Party is not so qualified.

8.2.4    Payment of Taxes, etc.

         Each Project Party will pay and discharge, as the same may become due and payable, all taxes, assessments, fees and other governmental charges or levies against it or on any of its property, as well as claims of any kind or character (including claims for sums due for labor, material, supplies, personal property and services); provided, however, that the foregoing shall not require such Project Party to pay or discharge any such tax, assessment, fee, charge or levy so long as it shall be diligently contesting the validity or amount thereof in good faith by appropriate proceedings and shall have set aside on its books adequate reserves in accordance with GAAP or, in the case of any such claims due, to claims where failure to make payment therefor would not result in a Materially Adverse Effect with respect to such Project Party. The foregoing covenant shall not apply to the amounts described in Item 3 ("Existing Defaults") and Item 5 ("Taxes") of the Disclosure Schedule, which the Venezuelan Companies agree will be paid as soon as reasonably practicable and in any event all such amounts in arrears shall be made current no later than June 30, 2001.

8.2.5    Insurance

         (a) Each Venezuelan Company will maintain with responsible insurance companies satisfactory to the Collateral Agent acting in its reasonable discretion: (i) insurance as required under this Agreement (including that referred to in the Insurance Summary), the Collateral Agreements and/or any other Operative Document, (ii) such other insurance (including business interruption insurance) or re-insurance with respect to the properties and business of such Venezuelan Company against such casualties and contingencies and of such types and in such amounts as is customary in the case of similar businesses similarly situated and (iii) such other insurance and re-insurance as may be required by any Applicable Law. Neither Venezuelan Company will amend in any material respect or dilute its insurance coverage without the prior written consent of the Collateral Agent. Each Venezuelan Company agrees that the Agents may employ an Insurance Consultant to advise the Finance Parties from time to time on the insurance aspects of the Project and the Facility.

         (b) All of the insurance policies referred to in clause (a) will, in each case in accordance with standard practice in the mining industry:

                  (i) specify the Collateral Agent (for the rateable benefit of the Finance Parties) as an additional insured or as a loss payee and/or contain such endorsements in favor of the Collateral Agent as the Collateral Agent shall reasonably require;

                  (ii) not be capable of cancellation (or non-renewable or subject to a material decrease in the scope or amount of coverage (including by way of increase in any deductible)) as against the Collateral Agent (including for failure to pay premiums) or subject to material alteration of any kind without at least 30 days' (or less in case of war and kindred risks) prior written notice to the Collateral Agent;

                  (iii) in the case of insurance covering loss or damage to any of the Project Assets, contain a "breach of warranty" provision (including that the policy shall not be invalidated as against the Collateral Agent by reason of any action or failure to act of either Venezuelan Company or any other Person (including any negligence on behalf of the foregoing)), provide for waiver of any right of setoff, recoupment, subrogation, counterclaim or any other deduction, by attachment or otherwise, with respect to any liability of such Venezuelan Company, and shall provide that, if the Collateral Agent shall so request, all

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

                          amounts payable by reason of loss or damage to any of the Project Assets shall be payable to the Collateral Agent for replacement; and

                  (iv)    provide for payments of claims thereunder in Dollars.

         (c) Each Venezuelan Company will cause proceeds of all Project Insurances to be applied in accordance with Article 4 and all relevant Collateral Agreements.

         (d)      (i)     Bonanza shall ensure that all amounts (including
                          amounts representing business interruption insurances) received by it or for its account or paid to its order with respect to Compensation and Project Insurance are paid into the Proceeds Account
                          (Canada) immediately on receipt by it or on its behalf.

                  (ii) Bonanza may direct any amount relating to Compensation or Project Insurance payable to its order to be paid directly to the third party on account of whose claim such amounts are payable.

                  (iii) Bonanza may withdraw amounts representing Compensation or Project Insurance proceeds from the Proceeds Account (Canada):

                          (x) in the case of amounts representing the proceeds of any claim in respect of physical loss, damage or destruction to any Project Asset:

                                   (1)     where such proceeds do not exceed
                                           U.S.$2,500,000 (or its equivalent
                                           in any other currency), as Bonanza
                                           may direct or

                                   (2)     where such proceeds exceed
                                           U.S.$2,500,000 (or its equivalent
                                           in any other currency), only with
                                           the consent of the Collateral
                                           Agent, not to be unreasonably
                                           withheld,

                                   toward the repair or replacement of the lost, damaged or destroyed Project Asset;

                          (y) in the case of any amounts described in sub-clause (iii)(x)(2) where the Collateral Agent shall not have consented to the use of such proceeds for the repair or replacement of the lost, damaged or destroyed Project Asset, for the purpose of making the payment described in Section 3.1.2(b); and

                           (z) in the case of amounts representing third party liability claims, toward meeting the relevant liability.

8.2.6    Management and Operation

         Each Venezuelan Company shall manage, operate and maintain the Project and produce and process Project Output (and ensure that Project Output is refined by, and all dore and similar products are sold and, subject to Applicable Law, exported to, gold dealers and refiners of international reputation located outside Venezuela so as to enable the Borrower to meet its payment and hedging obligations under this Agreement) in accordance with Applicable Laws and sound international mining and business practice and its other obligations arising under the Operative Documents. Each Venezuelan Company shall use its best efforts to ensure that there are sufficient competent technical and management employees engaged in connection with the Project in order to comply with the requirements of the foregoing sentence.

8.2.7    Hedging - Metal Price

         (a) The Borrower will at all dates maintain in full force and effect Metal Trading Agreements sufficient to cover the Loan and all Operating Expenditures and Capital Expenditures in respect of the Project, in each case projected to be outstanding or expended during the period commencing as at such date and ending on March 31, 2003 (the "Hedging Period").

         (b) The counterparties to all Metal Trading Agreements shall be banks, other financial institutions or trading institutions having Indebtedness (with a maturity of one year or less) of Approved Credit Quality and otherwise reasonably acceptable to the Administrative Agent. The Borrower shall ensure that its interest in all Metal Trading Agreements (including those initially assigned to the Borrower by Crystallex or any of its Affiliates) is assigned by way of security in favor of the Collateral Agent (for the benefit of the Finance Parties) pursuant to the Security Agreement (U.S. Assets) and take all steps required by either Agent to effect such assignment, including requiring that such counterparties enter into instruments acknowledging such assignment by way of security.

         (c) Notwithstanding the foregoing, the Borrower shall at no time during any calendar year have in effect Committed Hedging Agreements covering more than 80% of Gold forecast to be producing during such calendar year.

         (d) To the extent that Crystallex or any of its Affiliates (other than the Borrower) is a party to any Metal Trading Agreements assigned to the Borrower, the Borrower will cause such Person to acknowledge that assignment in such a writing as the Collateral Agent may request.

8.2.8    Environmental Covenant

         (a) Each Venezuelan Company will, and will use reasonable efforts to ensure that each other Project Participant will, use and operate the Project, the Project Assets and all of the facilities and properties related thereto in material compliance with, keep all Approvals relating to environmental matters in effect and remain in material compliance with and handle all Hazardous Materials in material compliance with all applicable Environmental Laws.

         (b) Each Venezuelan Company will immediately notify the Administrative Agent and provide copies upon receipt of all material written claims, complaints, notices or inquiries relating to the condition of its facilities and properties or compliance with Environmental Laws, and contest such claims diligently or in good faith cure and/or (to the extent practicable) have dismissed with prejudice any actions and proceedings relating to compliance with Environmental Laws.

         (c) Each Venezuelan Company will provide such information in respect of Environmental Laws as may affect the Project and environmental matters concerning the Project which either Agent may reasonably request from time to time.

8.2.9    Maintenance of Project Assets

         Each Venezuelan Company will maintain, preserve, protect and keep:

         (a) all of its ownership, lease, use, license and other interests in the Project Assets (including all Mining Rights) as are reasonably necessary for such Venezuelan Company to operate and maintain the Project substantially in accordance with sound mining and business practice; and

         (b) all of the Project Assets in good repair, working order and condition (or will, within a reasonably practicable time, bring into good repair, working order and condition those Project Assets not in such a state as at the Acquisition Effective Date), and make necessary and proper repairs, renewals and replacements so that its business carried on in connection therewith may be properly conducted at all times, unless the continued maintenance of any of such Project Assets is no longer necessary or economically desirable for the operation of the Project, such operation to be substantially in accordance with sound mining and business practice.

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

8.2.10   Pari Passu

         Each of the Borrower and Crystallex will ensure that its payment Obligations rank at least pari passu in right of payment with all of its other unsecured and unsubordinated Indebtedness other than any such Indebtedness which is preferred by mandatory provisions of Applicable Law.

8.2.11   Collateral Agreements; After-Acquired Collateral

         (a) Each relevant Venezuelan Company will, no later than October 31, 2000, ensure that each of

                  (i) the Tomi Real Property Mortgages relating to (x) the existing Tomi Mine, associated property rights and related operations, (y) Santa Barbara housing company and (z) off-site buildings at the site of the Revemin Mill;

                  (ii) the Revemin Real Property Mortgage, together with any required consent of Minerven;

                  (iii) if requested by the Collateral Agent, the Chattel Mortgage relating to the Tomi Mine, specifically in respect of those Project Assets not otherwise subject or proposed to be made subject to the Tomi Real Property Mortgages (and in respect of property as otherwise requested by the Collateral Agent);

                  (iv) if requested by the Collateral Agent, the Chattel Mortgage relating to the Revemin Mill, specifically in respect of those Project Assets not otherwise subject or proposed to be made subject to the Revemin Real Property Mortgage (and in respect of property as otherwise requested by the Collateral Agent);

                  (v)      the Pledge Without Conveyance;

                  (vi) the Assignment of Contract Rights relating to the Milling Agreement;

                  (vii)    the Bonanza Pledge Agreement; and

                  (viii)   the Revemin Pledge Agreement,

                  are executed and procure that all relevant notarizations, registrations and filings are made, and that all other actions as may be necessary or advisable are taken, in each case to ensure that a valid and first priority Lien is granted in favor of the Finance Parties over each asset subject of each relevant Collateral Agreement.

         (b) Each Project Party will maintain at all times in full force and effect (or where appropriate, promptly renew in a timely manner) all collateral which is the subject of the relevant Collateral Agreements (including those delivered pursuant to clause (a)) and from time to time execute, acknowledge and deliver or cause to be executed, acknowledged and delivered such further instruments as may be reasonably requested by the Collateral Agent for perfecting or maintaining in full force and effect the Liens granted under the Collateral Agreements (including with respect to any assets forming part of or relating to the Project acquired or entered into after the date hereof, whether pursuant to the Acquisition Transaction or otherwise) upon the request of the Collateral Agent. Without limiting the foregoing, each relevant Project Party will, upon the- request of the Collateral Agent, effect, at its own cost and expense, all relevant notarizations, registrations and filings, and take all other actions as may be necessary or advisable, to ensure that a valid and first priority Lien in any such asset (including any such asset which is not of a type encumbered pursuant to any Collateral Agreement as at the Effective Date) is granted in favor of the Finance Parties.

         (c) In addition, as soon as practicable after the date of executionof any Material Project Document (other than the Milling Agreement), each relevant Venezuelan Company will, at its own cost and expense, take such actions as may be necessary or advisable to ensure that a valid and first priority Lien in such Venezuelan Company's interest in such Material Project Document is granted in favor of the Finance Parties pursuant to an Assignment of Contract Rights, including ensuring that the relevant contractual counterparty acknowledges such Lien pursuant to a written instrument in favor of the Finance Parties.

8.3      Negative Covenants

         Each Venezuelan Company agrees with each Finance Party that, until all Commitments have terminated and all Obligations have been paid and performed in full, such Project Party will perform its relevant obligations set forth in this Section.

8.3.1    Business Activities; Place of Business; Organic Documents; Fiscal Year

         (a) No Project Party will:

                  (i) maintain any chief executive office or principal place of business (and, in the case of each Venezuelan Company, the location of the Project) without first taking (to the satisfaction of the Collateral Agent) all actions necessary to protect and perfect the Liens granted pursuant to the relevant Collateral Agreements;

                  (ii) (x) amend its Organic Documents in any material respect or (y) change its corporate name; provided, however, that Bolivar Aruba may change its corporate name as long as Bolivar Aruba first takes (to the satisfaction of the Collateral Agent) all actions necessary to protect and perfect the Liens granted pursuant to the relevant Collateral Agreements as are necessary or advisable as a result of such corporate name changes; or

                  (iii)    change its Fiscal Year.

         (b) Neither Venezuelan Company will engage in any business activity other than the operation and maintenance of the Project (including exploration and development of orebodies in the immediate area of the Project) and activities reasonably incidental thereto.

         (c) Neither Bolivar Aruba nor Orinoquia will engage in any business activity other than as may be related to its status as a holding company for interests in mining and mineral companies and activities.

8.3.2    Indebtedness

         Neither Venezuelan Company will create, incur, assume, or suffer to exist or otherwise become or be liable in respect of any Indebtedness other than (without duplication):

         (a)      Indebtedness in respect of the Loan and other Obligations;

         (b) Indebtedness in respect of Metal Trading Agreements pursuant to Section 8.2.7;

         (c) at any date (i) except as set forth in Item 3 ("Existing Defaults") of the Disclosure Schedule, unsecured Indebtedness outstanding at such date incurred by way of open accounts of less than 180 days extended by suppliers, or letters of credit opened for the benefit of suppliers, on normal trade terms in connection with purchases of goods and services in the ordinary course of business which constitute Capital Expenditures and Operating Expenditures, (ii) Indebtedness not in excess of U.S.$1,000,000 (or the equivalent thereof in any other currency) incurred to suppliers of equipment in respect of the deferred purchase price of such equipment and (iii) Indebtedness evidenced by the Project Documents;

         (d) except as set forth in Item 3 ("Existing Defaults") and Item 5 ("Taxes") of the Disclosure Schedule, Indebtedness in respect of taxes, assessments or governmental charges, and Indebtedness in respect of claims for labor, materials or supplies incurred in the ordinary course of business to the extent that payment thereof shall not at the time be required to be made in accordance with the provisions of Section 8.2.4;

         (e) Indebtedness in respect of judgments or awards, enforcement of which has not been stayed by reason of a pending appeal or otherwise, for a period of more than 21 days, which do not, in the aggregate, exceed U.S.$500,000 (or the equivalent thereof in any other currency) or the payment of which is not covered in full by insurance (subject to any customary deductibles) maintained with responsible insurance companies;

         (f)      Approved Subordinated Indebtedness; and

         (g) any other Indebtedness disclosed in Item 12 ("Indebtedness") of the Disclosure Schedule.

8.3.3    Liens

         Neither Venezuelan Company will create, incur, assume or suffer to exist any Lien upon any of its properties, revenues or assets, whether now owned or hereafter acquired, except:

         (a) Liens in favour of any of the Finance Parties granted pursuant to any Loan Document;

         (b)      Liens arising from mandatory provisions of Applicable Law;

         (c)      Liens specifically permitted by the Collateral Agreements;

         (d) Liens in respect of deferred value added tax relating to imported goods constituting Project Assets;

         (e) except as set forth in Item 3 ("Existing Defaults") and Item 5 ("Taxes") of the Disclosure Schedule, Liens for taxes, assessments or other governmental charges or levies not at the time delinquent or thereafter payable without penalty or being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books or in the case of any other claims, where failure to make payment therefor would not be likely to result in a Materially Adverse Effect with respect to such Project Party;

         (f) except as set forth in Item 3 ("Existing Defaults") and Item 5 ("Taxes") of the Disclosure Schedule, Liens of carriers, warehousemen, mechanics, materialmen, suppliers and landlords incurred in the ordinary course of business for sums not overdue or being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books;

         (g) Liens incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for borrowed money) entered into in the ordinary course of business or to secure obligations on surety or appeal bonds;

         (h) judgment Liens (relating to judgments or awards which do not in the aggregate, exceed U.S.$500,000 (or the equivalent thereof in any other currency)) in existence less than 21 days after the entry thereof or with respect to which execution has been stayed or the payment of which is covered in full (subject to a customary deductible) by insurance maintained with responsible insurance companies;

         (i) Liens securing Indebtedness permitted to be incurred pursuant to Section 8.3.2(c)(ii); provided, however, that any such Lien shall attach only to the equipment in respect of which such Indebtedness is incurred;

         (j) any other Lien disclosed in Item 13 ("Liens") of the Disclosure Schedule; and

         (k) with the prior written consent of the Administrative Agent, Liens securing Approved Subordinated Indebtedness advanced to the Borrower granted in favor of any relevant Subordinated Creditor which shall rank lower in priority to Liens over such Approved Subordinated Indebtedness granted in favor of the Finance Parties.

8.3.4    Capital Expenditures

         Neither Venezuelan Company will incur Capital Expenditures other than
         (i) as permitted by the Base Case; (ii) those required for replacements and repairs, the maintenance of satisfactory operating conditions essential to the Project and ensuring that the Project is in compliance with its obligations under Section 8.2.8 and (iii) additional Capital Expenditures in an amount not to exceed U.S.$500,000 (or its equivalent in any other currency) in any Fiscal Year.

8.3.5    Investments

         Neither Venezuelan Company will acquire all or substantially all of the assets of any other Person or form or suffer to exist any Subsidiary and will not make, incur, assume or suffer to exist any Investment in any other Person, except Cash Equivalent Investments permitted to be made by the Borrower with balances standing to the credit of the Proceeds Account (Canada) pursuant to Article 4 and similar investments with respect to balances standing to the credit of the other Project Accounts.

8.3.6    Restricted Payments, etc.

         The Borrower will not:

         (a) declare, pay or make any dividend or distribution (in cash, property or obligations) on any shares of any class of its capital stock (now or hereafter outstanding) or on any warrants, options, convertible securities or other rights with respect to any shares of any class of its capital stock (now or hereafter outstanding) or apply any of its funds, property or assets to the purchase, redemption or other retirement of any shares of any class of its capital stock (now or hereafter outstanding) or warrants, options, convertible securities or other rights with respect to any shares of any class of its capital stock (now or hereafter outstanding);

         (b) repay, redeem, purchase or otherwise defease any Indebtedness owing to, or make any other payment to or on behalf of, any Affiliate (including all Approved Subordinated Indebtedness); or

         (c) make any deposit for any of the foregoing purposes or otherwise discharge any Indebtedness incurred by any Affiliate;

         provided, however, that the foregoing Project Parties may make payment to any payee of any Indebtedness described above, make any other payment to any of its Affiliates or take any other action for any of the foregoing purposes using moneys in the Proceeds Account so long as:

         (i) such payment is made only once during each three month period, and only within five Business Days following a Payment Date on which the payment of the Principal Amount required to have been made pursuant to Section 3.1.1 shall have been timely made;

         (ii) no Default (including arising under Section 8.1.5) shall have then occurred and be continuing or would result from such proposed payment; and

         (iii) the Crystallex Guaranty shall be in full force and effect and no demand shall have been made by the Collateral Agent thereunder.

8.3.7    Take or Pay Contracts

         Except as set forth in Item 15 ("Take or Pay Contracts") of the Disclosure Schedule, neither Venezuelan Company will enter into or be a party to any arrangement for the purchase of materials, supplies, other property or services if such arrangement by its express terms requires that payment be made by such Project Party regardless of whether or not such materials, supplies, other property or services are delivered or furnished to it. For the avoidance of doubt, nothing in this Section shall prohibit such Project Party from entering into any Metal Trading Agreement.

8.3.8    Consolidation, Merger, etc.

         No Project Party will liquidate or dissolve, consolidate with, or merge into or with, any other corporation. Neither Venezuelan Company will purchase or otherwise acquire all or substantially all of the assets of any Person (or any division thereof); provided, however, with the prior written consent of the Administrative Agent (not to be unreasonably withheld), each such Project Party may be involved in reorganizations by Crystallex of its Subsidiaries as long as the structure of and the benefits conferred by the Liens pursuant to the Collateral Agreements in effect before such reorganization shall be maintained.

8.3.9    Asset Dispositions, etc.

         Neither Venezuelan Company will sell, transfer, lease or otherwise dispose of, or grant options, warrants or other rights with respect to, any of its assets (including accounts receivable) to any Person, unless:

         (a) such disposition is made in the ordinary course of business and consists of finished goods inventories (which may consist of gold bearing concentrates, dore, gold-bearing ore, refined gold or other product forms customarily sold as end products in the mining industry);

         (b) such disposition is of obsolete, redundant or replaced assets, which are no longer used or useful to such Venezuelan Company; or

         (c) the net book value of all assets disposed of by such Venezuelan Company (excluding, however, assets disposed of pursuant to clauses (a) and (b)) in the same Fiscal Year does not exceed U.S.$500,000 (or the equivalent thereof in any other currency) and fair value in cash is received therefor.

8.3.10   Transactions with Affiliates

         Neither Venezuelan Company will enter into, or cause, suffer or permit to exist:

         (a) any arrangement or contract pursuant to which any Indebtedness is extended by such Project Party to any Affiliate (other than with respect to the Revemin Receivable);

         (b) any arrangement or contract with any of its Affiliates of a nature customarily entered into by Persons which are Affiliates of each other (including management or similar contracts or arrangements relating to the allocation of revenues, taxes and expenses or otherwise) requiring any payments to be made by such Project Party to any Affiliate unless such arrangement is fair and equitable to such Project Party; and

         (c) any other transaction, arrangement or contract with any of its other Affiliates which would not be entered into by a prudent Person in the position of such Project Party with, or which is on terms which are less favorable to such Project Party than are obtainable from, any Person which is not one of its Affiliates.

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

8.3.11   Restrictive Agreements, etc.

         Neither Venezuelan Company will enter into any agreement (excluding this Agreement and the Loan Documents) prohibiting the creation or assumption of any Lien upon its properties, revenues or assets, whether now owned or hereafter acquired, or the ability of such Project Party to amend or otherwise modify this Agreement or any other Operative Document.

8.3.12   Project Documents

         (a) Neither Venezuelan Company will in any material respect (x) amend, modify or waive, terminate, replace or discharge performance under any Material Project Document without the prior written consent of the Administrative Agent or (y) amend, modify or waive, terminate, replace or discharge performance under any Project Document (not being a Material Project Document) without giving notice (as soon as practicable and in any event within 30 days following the relevant event) to the Administrative Agent.

         (b) Neither Venezuelan Company will enter into any contract or agreement that would be considered a Material Project Document without the prior written consent of the Administrative Agent. For the avoidance of doubt, any such new contract or agreement entered into by either Venezuelan Company to which the Administrative Agent shall have granted its consent shall be considered and designated a "Material Project Document" for all purposes of this Agreement.

         (c) Neither Venezuelan Company will enter into any contract or agreement relating to the operation or maintenance of the Project with a contractual value (however denominated) in excess of U.S.$500,000 or the equivalent thereof in any other currency (other than any Material Project Document, any Project Document described in sub-clause (b) of the definition thereof or any permitted replacement therefor) without giving notice thereof to the Administrative Agent as soon as practicable (and in any event no later than 30 days thereafter). Any such new contract or arrangement shall be considered and designated a "Project Document".

         (d) Each Venezuelan Company will, as soon as practicable following execution thereof, provide a true and complete copy of any new or replacement contract or agreement (or amendment thereof or supplement thereto) described in clause (a), (b) or (c) to the Administrative Agent and will take all actions as the. Collateral Agent shall reasonably require in order that such Venezuelan Company's right, title and interest into and under such contract or agreement will be assigned by way of security in favor of the Finance Parties (including by execution of a Conditional Assignment of Contract Rights).

8.3.13   Royalty Agreements

         Neither Venezuelan Company will enter into any agreement or other arrangement relating to the granting of royalties or net profits interests in connection with the Project other than as set forth in the royalty agreements listed in Item 16 ("Royalty Agreements") of the Disclosure Schedule.

9.       EVENTS OF DEFAULT

9.1      Events of Default

         The term "Event of Default" shall mean any of the events set forth in this Section.

9.1.1    Non-Payment of Obligations

         The Borrower shall default in the payment or prepayment when due of any Principal Amount or in the payment when due of any other Obligation.

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

9.1.2    Non-Performance of Certain Covenants

         Any relevant Project Party shall default in the due performance and observance of any of its obligations under Section 8.2.3, 8.2.10 or
         8.3 (other than, to the extent such default shall have arisen as a result of any action or event beyond the control of the relevant Project Party including as a result of circumstances existing at the Project prior to the Acquisition Effective Date, Section 8.3.2 or 8.3.3).

9.1.3    Non-Performance of Other Obligations

         The Borrower or any other Project Party shall default in the due performance or observance of any term, condition, covenant or agreement, whether contained herein or in any other Loan Document executed by it (other than a default arising pursuant to Section 9.1.1 or 9.1.2 or as a result of circumstances existing at the Project prior to the Acquisition Effective Date) and, if capable of cure or remedy, such default shall continue unremedied for a period of 21 days (or such longer period as the Administrative Agent may agree, if the Administrative Agent determines that such default is reasonably capable of being cured within such longer period) after notice thereof shall have been given to the Borrower or such other Project Party by the Administrative Agent.

9.1.4    Breach of Representation or Warranty

         Any representation or warranty of the Borrower or any other Project Party hereunder or in any other Loan Document executed by it or in any other writing furnished by or on behalf of such Project Party to any Finance Party for the purposes of or in connection with this Agreement or any such Loan Document (except as may relate to circumstances existing at the Project prior to the Acquisition Effective Date) is or shall be incorrect when made in any material respect unless the circumstances giving rise to that default are remedied within 21 days of the relevant Project Party becoming aware of the same.

9.1.5    Default on other Indebtedness

         A default shall occur in the payment when due (subject to any applicable grace period), whether by acceleration or otherwise, by any Project Party under any Indebtedness (excluding Indebtedness described in Section 9.1.1) of such Project Party having a principal amount, individually or in the aggregate, in excess of U.S.$100,000, in the case of any Project Party (other than Crystallex) or U.S.$1,000,000, in the case of Crystallex (or the equivalent of either of the foregoing in any other currency), or a default shall occur in the performance or observance of any obligation or condition with respect to such Indebtedness, if (a) (i) the effect of such default is to permit (after the passage of time, the giving of notice, the making of any required determination or any combination of the foregoing) the acceleration of the maturity of any such Indebtedness and (ii) in the reasonable opinion of the Administrative Agent such default is not capable of being cured within the applicable period for cure set forth in the relevant documentation relating to such Indebtedness, or (b) such default shall continue unremedied for any applicable period of time sufficient to permit the holder or holders of such Indebtedness, or any trustee or agent for such holders, to cause such Indebtedness to become due and payable prior to its expressed maturity.

9.1.6    Bankruptcy, Insolvency, etc.

         Any Project Party shall:

         (a) become insolvent or generally fail to pay, or admit in writing its inability to pay, debts as they become due;

         (b) apply for, consent to, or acquiesce in, the appointment of a trustee, receiver, sequestrator or other custodian for such Person, or any property of any thereof, or make a general assignment for the benefit of creditors;

         (c) in the absence of such application, consent or acquiescence, permit or suffer to exist the appointment of a trustee, receiver, sequestrator or other custodian for such Person or

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                  for a substantial part of the property of any thereof, and such trustee, receiver, sequestrator or other custodian shall not be discharged within 60 days, provided that each Project Party hereby expressly authorizes the Administrative Agent to appear in any court conducting any relevant proceeding during such 60-day period to preserve, protect and defend the rights of the Finance Parties under the Loan Documents;

         (d) permit or suffer to exist the commencement of any bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law, or any dissolution, winding up or liquidation proceeding, in respect of any Person and, if such case or proceeding is not commenced by such Person, such case or proceeding shall be consented to or acquiesced in by such Person or shall result in the entry of an order for relief or shall remain for 60 days undismissed, provided that each Project Party hereby expressly authorizes the Administrative Agent to appear in any court conducting any relevant proceeding during such 60-day period to preserve, protect and defend the rights of the Finance Parties under the Loan Documents;

         (e) suffer any comparable event to any of the foregoing in any jurisdiction; or

         (f) take any corporate action authorizing, or in furtherance of, any of the foregoing.

9.1.7    Metal Trading Agreements

         Any default shall occur under any of the Metal Trading Agreements or any of the foregoing shall terminate or cease in whole or in part to be the legal, valid and binding obligation of the counterparty thereunder or the assignment by Crystallex (or any Affiliate thereof other than the Borrower) of any of such Metal Trading Agreements to the Borrower shall terminate or cease in whole or in part to transfer their benefits to the Borrower; provided, however, that no Event of Default shall be deemed to have occurred pursuant to this Section if, within five Business Days after such default, termination or cessation, the Borrower effects replacement Metal Trading Agreements such that the Borrower would again be in compliance with its obligations set forth in Section 8.2.7.

9.1.8    Project Documents, etc.

         (a) Any of the Project Documents (other than as permitted by Section 8.3.I2(a)) shall terminate or for any reason cease to be in full force and effect in accordance with its terms except if such termination or cessation is (i) capable of cure or remedy by the relevant Venezuelan Company, in which case such termination or cessation is not remedied within ten Business Days after the occurrence thereof or (ii) in the normal course of the relevant contractual terms of such Project Document.

         (b) A default by any party under any of the Project Documents (other than as permitted by Section 8.3.12(a)) shall occur, and such default would result in a Materially Adverse Effect with respect to either Venezuelan Company and such default, if capable of cure or remedy, is not remedied within thirty
                  (30) days after notification to such Venezuelan Company from the Administrative Agent that it is of such opinion.

9.1.9    Impairment of Loan Documents

         This Agreement or any other Loan Document shall terminate or cease in whole or part to be the legal, valid, binding and enforceable obligation of the relevant Project Party thereto; the relevant Project Party shall, directly or indirectly, contest in any manner such effectiveness, validity, binding nature or enforceability; or any Lien securing any Obligation shall, in whole or in part, cease to be a perfected Lien which, except as permitted by Section 8.3.3, ranks first in priority.

9.1.10   Abandonment, Mining Rights

         (a) Either Venezuelan Company shall abandon all or any significant portion of its interest in the Project or any material Project Assets, put the Project on a care and maintenance basis or surrender, cancel

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                  or release, or suffer any termination or cancellation of
                  any of its material rights or interests in the Project or the Project Assets, other than as specifically permitted by this Agreement or other than as the relevant Venezuelan Company shall have evidenced to the Administrative Agent are not required in connection with the Project.

         (b) Any Person other than the relevant Venezuelan Company (or in the case of the Revemin Mill, CVG) shall acquire valid Mining Rights in respect of all or any portion of the Project Assets, unless the Borrower shall have evidenced to the Administrative Agent that such Mining Rights (as so acquired by such other Person) would not be required in connection with the Project.

9.1.11   Judgments

         Any judgment or order for the payment of money in excess of U.S.$500,000 (or the equivalent thereof in any other currency) shall be rendered against either Venezuelan Company and either:

         (a) enforcement proceedings shall have been commenced by any creditor upon such judgment or order; or

         (b) there shall be any period of 21 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect, unless the payment of such judgment is covered in full (subject to a customary deductible) by insurance maintained with responsible insurance companies.

9.1.12   Change in Control

         Any Change in Control shall occur.

9.1.13   Materially Adverse Effect

         Any event (other than as enumerated in any other provision of this Article) shall occur or condition shall exist which constitutes a Materially Adverse Effect.

9.1.14   Cease to Carry on Business

         Either Venezuelan Company ceases or threatens to cease to carry on, or is restrained from carrying on in the ordinary course the Project, its business or a substantial part thereof, and in the case of any restraint caused by a Person other than such Venezuelan Company, such Venezuelan Company does not recommence its business as aforesaid within 180 days (unless such cessation or restraint is covered by business interruption insurance and the Administrative Agent is of the view that such Venezuelan Company would be able to recommence its business after the end of such 180 day period and continue to perform its obligations under the Operative Documents to which it is a party).

9.1.15   Political Risk Events

         (a) Any risk or event covered by Political Risk Insurance shall occur.

         (b) Without duplication of clause (a), any Governmental Agency shall condemn, nationalize, seize or otherwise expropriate all or any substantial part of the Project or the shares of any Project Party subject of any Pledge Agreement or assume custody or control of the Project.

9.2      Action if Bankruptcy

         If an Insolvency Event shall occur, the Commitments (if not theretofore terminated) shall automatically terminate, without notice, and the outstanding principal amount of the outstanding Loan and all other Obligations shall automatically be and become immediately due and payable, without notice or demand.

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

9.3      Action if Other Event of Default

         If any Event of Default (other than an Insolvency Event) shall occur for any reason, whether voluntary or involuntary, and be continuing the Administrative Agent may (acting with the consent of the Required Lenders), and upon the direction of the Required Lenders, shall, upon notice or demand to the Borrower, declare all or any portion of the outstanding Principal Amount of the Loan to be due and payable and any or all other Obligations (excluding, however, unless express instructions to the contrary are received from the relevant Lender, Obligations in respect of any Metal Trading Agreement to which such Lender is a party) to be due and payable and/or the Commitments (if not theretofore terminated) to be terminated, whereupon the full unpaid amount of the Loan and any and all other such Obligations which shall be so declared due and payable shall be and become immediately due and payable, without further notice, demand or presentment, and/or, as the case may be, such Commitments shall terminate.

10.      THE AGENTS

10.1     Actions

         Each Lender authorizes the Collateral Agent and the Administrative Agent to act in the relevant capacity on behalf of such Lender under this Agreement and each other Loan Document and, in the absence of other written instructions from the Required Lenders received from time to time by such Agent (with respect to which such Agent agrees that it will, subject to the last paragraph of this Section, comply in good faith except as otherwise advised by counsel to the effect that any such compliance might subject such Agent to any liability of whatsoever nature), to exercise such powers hereunder and thereunder as are specifically delegated to or required of such Agent by the terms hereof and thereof, together with such powers as may be reasonably incidental thereto.

         Without limiting the generality of the foregoing, each Lender hereby appoints and authorizes:

         (a) the Collateral Agent to act on behalf of such Lender to execute and accept on its behalf the Collateral Agreements (where permitted by Applicable Law) and to take all such actions thereunder necessary or appropriate with respect to the management, enforcement or disposition of the collateral security provided by such Collateral Agreements and enforcement of the rights of the Finance Parties thereunder; and

         (b) the Administrative Agent to approve (i) in consultation with the Borrower and the Independent Consultant, the Base Case and (ii) take all such actions as may be necessary or appropriate in connection with the technical aspects of this Agreement, the other Operative Documents and the transactions contemplated hereby and thereby.

         Each Lender agrees (which agreement shall survive any termination of this Agreement) to indemnify each Agent, pro rata, according to such Lender's Percentage, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may at any time be imposed on, incurred by, or asserted against such Agent in any way relating to or arising out of this Agreement or any other Loan Document, including the reimbursement of each Agent for all out-of-pocket expenses (including attorneys' fees and expenses) incurred by such Agent hereunder or in connection herewith or with any other Loan Document or in enforcing the Obligations under this Agreement or any other Loan Document (subject as aforesaid) in all cases as to which such are not reimbursed by the Borrower (or another Project Party); provided, however, that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements determined by a court of competent jurisdiction in a final proceeding to have resulted from either Agent's gross negligence or wilful misconduct. Neither Agent shall be required to take any action hereunder or under any other Loan Document, or to prosecute or defend any suit in respect of this Agreement or any other Loan Document, unless it is indemnified to its satisfaction by the relevant Lenders against loss, costs, liability and expense. If any indemnity in favor of either Agent shall become impaired, it may call for additional indemnity and cease to do the acts indemnified against until such additional indemnity is given.

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

10.2     Funding Reliance, etc.

         Unless the Administrative Agent shall have been notified by telephone, confirmed in writing, by any Lender by 5:00 p.m. on the day prior to the proposed Borrowing Date that such Lender will not make available the amount which would constitute its Percentage of the Loan to be made by all the Lenders on such date, the Administrative Agent may assume that such Lender has made such amount available to the Administrative Agent and, in reliance upon such assumption, make available to the Borrower a corresponding amount. If and to the extent that such Lender shall not have made such amount available to the Administrative Agent, such Lender and the Borrower severally agree to repay the Administrative Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date the Administrative Agent made such amount available to the Borrower to the date such amount is repaid to the Administrative Agent, at the interest rate applicable at the time to the Loan.

10.3     Exculpation

         Neither Agent nor any of its directors, officers, employees or agents shall be liable to any Finance Party for any action taken or omitted to be taken by it under this Agreement or any other Loan Document, or in connection herewith or therewith, except for its own wilful misconduct or gross negligence, or responsible for any recitals or warranties herein or therein, or for the effectiveness, enforceability, validity or due execution of this Agreement or any other Loan Document, or to make any inquiry respecting the performance by the Borrower or any other Project Party of its obligations hereunder or thereunder, or the validity, genuineness, creation, perfection or priority of the Liens created by any Loan Document, or the validity, genuineness, enforceability, existence, value or sufficiency of any collateral security. Each Agent shall be entitled to rely upon advice of counsel concerning legal matters and upon any notice, consent, certificate, statement, or writing which it believes to be genuine and to have been presented by a proper Person.

10.4     Successors

         Either Agent may resign as such at any time upon at least 30 days' prior notice to the Borrower and all the Lenders. If either Agent at any time shall resign, the Required Lenders may appoint another Lender as the relevant successor Agent which shall thereupon become such Agent hereunder. If no such successor Agent shall have been so appointed as aforesaid, and shall have accepted such appointment, within 30 days after such retiring Agent's giving notice of resignation, then the retiring Agent may, on behalf of the Required Lenders, appoint a relevant successor Agent, which shall be one of the Lenders or a commercial banking institution having a combined capital and surplus of at least U.S.$500,000,000 (or the equivalent thereof in another currency). Upon the acceptance of any appointment as an Agent hereunder by any successor Agent, such successor Agent shall be entitled to receive from the relevant retiring Agent such documents of transfer and assignment as such successor Agent may reasonably request, and shall thereupon succeed to and become vested with all rights, powers, privileges and duties of the relevant retiring Agent and the retiring Agent shall be discharged from its duties and obligations under this Agreement and each other Loan Document.

10.5     Loan by Standard Bank

         Standard Bank shall have the same rights and powers with respect to the Loan made by it or any of its Affiliates as any Lender and may exercise the same as if it were not the Administrative Agent or the Collateral Agent. Each of Standard Bank and its Affiliates may accept deposits from, lend money to, and generally engage in any kind of business with any Project Party or any Affiliate of any thereof as if Standard Bank were not an Agent.

10.6     Standard Bank as Administrative Agent

         In acting as Administrative Agent for the Lenders, Standard Bank's banking division will be treated as a separate entity from any other of its divisions (or similar unit of the Administrative Agent in any subsequent re-organization) or subsidiaries (the "Other Divisions") and, in the event that the Administrative Agent should act for any Project Party or Affiliate thereof in a corporate finance or other advisory capacity ("Advisory Capacity"), any information given by such person to one of the Other Divisions is to be treated

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         as confidential and will not be available to any of the Finance
         Parties without the consent of such persons provided that:-

         (a) the consent of such Project Party or Affiliate will not be required in relation to any information which the Administrative Agent in its discretion determines relates to a Default or in respect of which the Lenders have given a confidentiality undertaking in a form satisfactory to the Administrative Agent and the relevant Project Party or Affiliate acting reasonably; and

         (b) if representatives or employees of the Administrative Agent receive information in relation to a Project Party or an Affiliate or while acting in an Advisory Capacity they will not be obliged to disclose such information to representatives or employees of the Administrative Agent in their capacity as agent bank hereunder or to any of the Lenders if to do so would breach any rule or regulation or fiduciary duty imposed upon such Persons.

10.7     Credit Decisions

         Each Lender acknowledges that, it has, independently of the Agents and each other Lender, and based on the financial and other information referred to in Section 7.5 and such other documents, information and investigations as it has deemed appropriate, made its own credit decision to maintain its Commitments and participate in the Facility. Each Lender also acknowledges that it will, independently of the Agents and each other Lender, and based on such other documents, information and investigations as it shall deem appropriate at any time, continue to make its own credit decisions as to exercising or not exercising from time to time any rights and privileges available to it under this Agreement or any other Loan Document.

10.8     Copies, etc.

         Each Agent shall give prompt notice to each Lender of each notice or request required or permitted to be given to such Agent by any Project Party pursuant to the terms of this Agreement or any of the other Loan Documents. Each Agent will distribute to the relevant Lenders each Instrument received for its account (but excluding, for the avoidance of doubt, any fee letter referred to in Section 3.3) and copies of all other communications received by such Agent from any Project Party for distribution to the Lenders by such Agent in accordance with the terms of this Agreement or any other Loan Document.

11.      MISCELLANEOUS

11.1     Waivers, Amendments, etc.

         The provisions of this Agreement and of each other Loan Document (except to the extent expressly otherwise set forth in such Loan Document) may from time to time be amended, modified or waived, if such amendment, modification or waiver is in writing and consented to by the Borrower (or any other relevant Project Party to such Loan Document), the Required Lenders, the Collateral Agent (but only if such provision involves the rights or obligations of the Collateral Agent) and the Administrative Agent (but only if the relevant provision involves the rights or obligations of the Administrative Agent); provided, however, that no such amendment, modification or waiver which would:

         (a) modify any requirement hereunder that any particular action be taken or a determination be made by, or with the consent of or in consultation with all the Lenders or by the Required Lenders shall be effective unless consented to by each Lender;

         (b) modify this Section, change the definition of "Required Lenders", increase the Aggregate Commitment Amount, change the definition of "Percentage" with respect to any Lender, or otherwise subject any Lender to any additional obligation hereunder, shall be effective without the consent of all the Lenders;

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

         (c) extend the due date for, or reduce the amount of, any payment or prepayment of principal of or interest on the Loan or any other amount payable hereunder or under any other relevant Loan Document shall be made without the consent of all the Lenders;

         (d) reduce any fee described in Section 3.3 or affect the interests, rights or obligations of either Agent qua Agent shall be made without the consent of such Agent;

         (e) except as specifically provided for in this Agreement or any relevant Collateral Agreement, authorize or effect the release of any material collateral which is the subject of any Lien granted or purported to be granted pursuant to any such Collateral Agreement shall be made without the consent of all the Lenders; or

         (f) modify any term of this Agreement or any other Loan Document expressly relating to the priority of payment of, or the granting of any security in respect of, any obligations of the Borrower under any Metal Trading Agreement or similar arrangement to which any Lender is a party shall be made without the consent of such Lender.

         No failure or delay on the part of any of the Finance Parties in exercising any power or right under this Agreement or any other Loan Document to which it is a party shall operate as a waiver thereof, nor shall any single or partial exercise of any such power or right preclude any other or further exercise thereof or the exercise of any other power or right. No notice to or demand on any Project Party in any case shall entitle it to any notice or demand in similar or other circumstances. No waiver or approval by any Finance Party under this Agreement or any other Loan Document to which it is a copy shall, except as may be otherwise stated in such waiver or approval, be applicable to subsequent transactions. No waiver or approval hereunder shall require any similar or dissimilar waiver or approval thereafter to be granted hereunder.

11.2     Notices

         All notices and other communications provided to any party hereto under this Agreement or any other Loan Document shall be in writing or by telex or by facsimile and addressed or delivered to it at the relevant address for such party set forth below its signature hereto and designated as its "Address for Notices" or at such other address as may be designated by such party in the relevant Loan Document or a notice to the other parties. Any notice, if sent by hand delivery or courier delivery, shall be deemed received on the Business Day when delivered and, if transmitted by telex or facsimile, shall be deemed given on the Business Day when transmitted (answerback confirmed in the case of telexes and transmission confirmed by the sending facsimile machine in the case of facsimiles); provided, however, that any facsimile or telex transmission received after 5:00 p.m. local time on any Business Day shall be deemed received on the next following Business Day.

11.3     Costs and Expenses

         (a) Without prejudice to similar obligations of any Project Party under any other Loan Document, the Borrower agrees to pay on demand all Political Risk Insurance premiums (to the extent payable by either Agent), all reasonable out-of-pocket expenses (inclusive of United Kingdom Value Added Tax or any other similar tax) of each Agent for the negotiation, preparation, execution and delivery of this Agreement and each other Loan Document, including schedules and exhibits, and any amendments, waivers, consents, supplements or other modifications to this Agreement or any other Loan Document as may from time to time hereafter be required (including the reasonable fees and expenses of counsel and designated local counsel to either Agent from time to time incurred in connection therewith), whether or not the transactions contemplated hereby are consummated, and all expenses (inclusive as aforesaid) of the Agents (including reasonable fees and expenses of counsel and designated local counsel to either Agent and any stamp or other taxes) incurred in connection with the preparation and review of the form of any Instrument relevant to this Agreement or any other Loan Document, the consideration of legal questions relevant hereto and thereto and the filing, recording, refiling or re-recording of any Loan Document and all amendments or supplements to any thereof and any and all other documents or Instruments of further assurance required to be filed or recorded or refiled or re-recorded by the terms hereof or of any other Loan Document.

         (b) The Borrower agrees to pay on demand all reasonable expenses of each of the Administrative Agent's officers or agents in connection with its on-site inspections of the Project and, following the occurrence and during the continuation of a Default or following any material deviation by the Project from the Base Case, all fees and reasonable expenses of (i) the independent chartered accountants and certified public accountants in connection with the performance of their duties described in Section
                  8.1.4 and (ii) the Independent Consultant, any Insurance Consultant and the Account Bank in performing their functions under this Agreement and each other relevant Loan Document.

         (c) The Borrower agrees to reimburse each Finance Party upon demand for all out-of-pocket expenses (including attorneys' fees and expenses and inclusive of United Kingdom Value Added Tax or any other similar tax) incurred by such Finance Party in connection with (i) the negotiation of any distress restructuring or "work-out", whether or not consummated, of any Obligations and (ii) the enforcement of any such Obligations.

11.4     Indemnification

         In consideration of the execution and delivery of this Agreement by each Finance Party and the extension of the Commitments, the Borrower (without prejudice to any similar obligations of any of the Project Parties pursuant to any applicable Loan Document) hereby indemnifies, exonerates and holds each Finance Party and each of such Finance Party's Affiliates, officers, directors, shareholders, employees and agents (collectively, the "Indemnified Parties") free and harmless from and against any and all actions, causes of action, suits, losses, costs, liabilities and damages and expenses in connection therewith, in each case arising from the claims of third parties including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by the Indemnified Parties or any of them as a result of, or arising out of, or relating to:

         (a) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the Loan;

         (b) the entering into and performance of this Agreement and any other Loan Document by any of the Indemnified Parties;

         (c) any investigation, litigation or proceeding related to any environmental cleanup, audit, compliance or other matter relating to the protection of the environment or the release by either Venezuelan Company of any Hazardous Material in connection with the Project; or

         (d) the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission, discharging or releases or threatened releases from, any real property owned or operated by either Venezuelan Company of any Hazardous Material (including any losses, liabilities, damages, injuries, costs, expenses or claims asserted or arising under any Environmental Law), regardless of whether caused by, or within the control of, such Venezuelan Company, except for any such Indemnified Liabilities arising for the account of a particular Indemnified Party by reason of the relevant Indemnified Party's gross negligence or wilful misconduct, and if and to the extent that the foregoing undertaking may be unenforceable for any reason, the Borrower hereby agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities for which each is liable hereunder and which is permissible under Applicable Law.

11.5     Survival

         The obligations of the Borrower under Sections 3.3, 5.2, 5.3, 5.4, 5.6, 11.3 and 11.4 and the obligations of the relevant Lenders under
         Section 10.1, shall, in each case, survive any termination of this

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         Agreement. The representations and warranties made by the Project
         Parties in this Agreement and in each other Loan Document to which it is a party shall survive the execution and delivery of this Agreement and each such other Loan Document.

11.6     Severability

         Any provision of this Agreement or any other Loan Document which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement or such other Loan Document or affecting the validity or enforceability of such provision in any other jurisdiction.

11.7     Headings

         The various headings of this Agreement and of each other Loan Document are inserted for convenience only and shall not affect the meaning or interpretation of this Agreement or such other Loan Document or any provisions hereof or thereof.

11.8     Counterparts; Effectiveness

         This Agreement may be executed by the parties hereto in several counterparts, each of which shall be executed by the Project Parties, the Collateral Agent and the Administrative Agent and be deemed to be an original and all of which shall constitute together but one and the same agreement. This Agreement shall become effective on the date (the "Effective Date") when counterparts hereof executed on behalf of the Project Parties, the Collateral Agent and each Lender (or notice thereof satisfactory to the Administrative Agent) shall have been received by the Administrative Agent.

11.9     Governing Law; Entire Agreement

         (a) THIS AGREEMENT AND, UNLESS OTHERWISE SPECIFIED THEREIN, EACH OTHER LOAN DOCUMENT SHALL EACH BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK.

         (b) This Agreement and the other Loan Documents constitute the entire understanding among the parties hereto with respect to the subject matter hereof and thereof and supersede any prior agreements, written or oral, or document with respect thereto.

11.10    Successors and Assigns

         This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that:

         (a) no Project Party may assign or transfer its rights or obligations without the prior written consent of the Administrative Agent, the Collateral Agent and all the Lenders; and

         (b) the rights of sale, assignment, and transfer of the Lenders are subject to Section 11.11.

11.11    Sale and Transfer of Loan; Participations in Loan

         Each Lender may assign, or sell participations in, its Loan and Commitment in accordance with this Section.

11.11.1  Assignments

         Any Lender, with notice to the Borrower and the Administrative Agent, may assign and delegate to any of its Affiliates or to any other Lender or to one or more commercial banks, as set forth in this Section. Each Person described as being the Person from or to whom such assignment and delegation is to be made, being hereinafter referred to as an "Assignor Lender" or "Assignee Lender", respectively.

         Each Assignor Lender may assign and delegate all or any fraction of such Assignor Lender's total Loan and Commitment. Such assignment and delegation shall be of a constant, and not a varying, percentage of all the Assignor Lender's Loan and Commitment in a minimum aggregate amount of U.S.$1,000,000; provided, however, that any transfer by any Lender of any Commitment or its Loan shall require the consent (not to be unreasonably withheld or delayed) of the Administrative Agent and the Borrower; and provided, further, however, that, each Project Party and each Agent shall be entitled to continue to deal solely and directly with the Assignor Lender in connection with the interests so assigned and delegated to an Assignee Lender until:

         (a) written notice of such assignment and delegation, together with payment instructions, addresses and related information with respect to such Assignee Lender, shall have been given to the Borrower and the Administrative Agent (and the Borrower and the Administrative Agent shall have granted their consent thereto) by such Assignor Lender and such Assignee Lender;

         (b) such Assignee Lender shall have executed and delivered to the Borrower and the Administrative Agent a Lender Assignment Agreement, which shall have been accepted by the Administrative Agent and the Borrower;

         (c) the Administrative Agent shall have been provided with such evidence as the Administrative Agent may reasonably request in connection with any Approval required or advisable in connection with such assignment and delegation; and

         (d) the processing fees (if any) described below shall have been paid.

         From and after the date that the Administrative Agent accepts such Lender Assignment Agreement (which shall be promptly after the delivery of the documentation referred to above and after the Administrative Agent shall be satisfied that the relevant assignment is in compliance with the requirements of this Agreement and each other Loan Document under which the assignment is being effected), (x) the Assignee Lender thereunder shall be deemed automatically to have become a party hereto and to the extent that rights and obligations hereunder have been assigned and delegated to such Assignee Lender in connection with such Lender Assignment Agreement, shall have the rights and obligations of a Lender hereunder and under the other Loan Documents, (y) the Assignor Lender, to the extent that rights and obligations hereunder have been assigned and delegated by it in connection with such Lender Assignment Agreement, shall be released from its obligations hereunder and under the other Loan Documents, and
         (z) the Collateral Agreements which are expressed to be governed by the laws of Venezuela and Aruba shall be endorsed and amended, and all necessary steps taken in relation thereto, to reflect such assignment and delegation.

         Accrued interest on that part of the Loan assigned to the Assignee Lender, and accrued fees in respect thereof, shall be paid as provided in the Lender Assignment Agreement. Except in the case where any such Assignee Lender is an Affiliate of such Assignor Lender, such Assignor Lender or such Assignee Lender shall also pay a processing fee to the Administrative Agent upon delivery of any Lender Assignment Agreement in the amount of U.S.$1,500. Any attempted assignment and delegation not made in accordance with this Section shall be null and void.

         In no event shall the Borrower be required to pay any amount under Sections 5.2, 5.3, 5.4, 5.5 and 5.6 existing at the time of any proposed assignment to any Assignee Lender hereunder which would otherwise be payable if such assignment took place.

11.11.2  Participations

         Any Lender may at any time sell to one or more commercial banks (each of such commercial banks and other Persons being herein called a "Participant") participating interests in any of the Loan, Commitment or other interests of such Lender; provided, however, that:

         (a) no participation contemplated in this Section shall relieve such Lender from its Commitment or its other obligations hereunder or under any other Loan Document;

         (b) such Lender shall remain solely responsible for the performance of its Commitment and such other obligations;

         (c) the Project Parties and each Agent shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement and each of the other Loan Documents;

         (d) no Participant, unless such Participant is an Affiliate of such Lender, or is itself a Lender, shall be entitled to require such Lender to take or refrain from taking any action hereunder or under any other Loan Document, except that such Lender may agree with any Participant that such Lender will not, without such Participant's consent, take any actions of the type described in Section 11.1(b) or (c) and

         (e) the Borrower shall not be required to pay any amount under Sections 5.2, 5.3, 5.4, 5.5 and 5.6 that is greater than the amount which it would have been required to pay had no participating interest been sold.

         The Borrower acknowledges and agrees that each Participant, for the purposes of Sections 5.2, 5.3, 5.4, 5.5, 5.6, 5.7, 5.9, 5.10, 5.11,
         11.3 and 11.4, shall be considered a Lender.

11.12    Other Transactions

         Without prejudice to the provisions of Section 10.5, nothing contained herein shall preclude any Finance Party from engaging in any transaction, in addition to those contemplated by this Agreement or any other Loan Document, with any Project Party or any of their Affiliates in which such Project Party or such Affiliate is not restricted hereby from engaging with any other Person.

11.13    Forum Selection and Consent to Jurisdiction; Waiver of Immunity

         ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF THE AGENTS, THE LENDERS OR THE PROJECT PARTIES MAY BE BROUGHT AND MAINTAINED IN THE COURTS OF THE STATE OF NEW YORK OR IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK AND IN ADDITION IN THE COURTS OF ANY JURISDICTION WHERE ANY COLLATERAL OR OTHER PROPERTY OF ANY PROJECT PARTY MAY BE FOUND, INCLUDING, IN THE CASE OF THE VENEZUELAN COMPANIES, THE COMPETENT COURTS OF CARACAS, VENEZUELA. EACH PROJECT PARTY HEREBY EXPRESSLY AND IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK FOR THE PURPOSE OF ANY SUCH LITIGATION AS SET FORTH ABOVE AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL JUDGMENT RENDERED THEREBY IN CONNECTION WITH SUCH LITIGATION. EACH PROJECT PARTY HEREBY IRREVOCABLY APPOINTS CT CORPORATION SYSTEM WITH OFFICES ON THE DATE HEREOF AT 111 8TH AVENUE, NEW YORK, NEW YORK 10011, AS ITS AGENT FOR SERVICE OF PROCESS IN NEW YORK (THE "PROCESS AGENT"). SERVICE OF PROCESS MAY BE MADE UPON EACH PROJECT PARTY BY MAILING OR DELIVERING A COPY OF SUCH PROCESS TO IT IN CARE OF THE PROCESS AGENT AT THE PROCESS AGENT'S ADDRESS AND EACH PROJECT PARTY HEREBY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS IN ANY SUIT, ACTION OR PROCEEDING IN NEW YORK ARISING OUT OF THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT BY THE MAILING OF COPIES OF SUCH PROCESS TO IT AT ITS ADDRESS FOR NOTICES SET FORTH BELOW ITS SIGNATURE HERETO. EACH PROJECT PARTY HEREBY EXPRESSLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY HAVE OR HEREAFTER MAY HAVE TO THE LAYING OF VENUE OF ANY SUCH

         LITIGATION BROUGHT IN ANY SUCH COURT REFERRED TO ABOVE AND ANY CLAIM THAT ANY SUCH LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. TO THE EXTENT THAT ANY PROJECT PARTY HAS OR HEREAFTER MAY ACQUIRE ANY IMMUNITY FROM JURISDICTION OF ANY COURT OR FROM ANY LEGAL PROCESS (WHETHER THROUGH SERVICE OR NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OR OTHERWISE) WITH RESPECT TO ITSELF OR ITS PROPERTY, SUCH PROJECT PARTY HEREBY IRREVOCABLY WAIVES SUCH IMMUNITY IN RESPECT OF ITS OBLIGATIONS UNDER THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS.

11.14    Waiver of Jury Trial

         THE AGENTS, THE LENDERS AND THE PROJECT PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN), OR ACTIONS OF THE AGENTS, THE LENDERS, THE BORROWER OR THE PROJECT PARTIES. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE AGENTS AND THE LENDERS ENTERING INTO THIS AGREEMENT AND EACH OTHER LOAN DOCUMENT.

11.15    English Language

         This Agreement and the other Loan Documents have been negotiated in English and, other than the Venezuelan Security Documents, the Bonanza Pledge Agreement and the Revemin Pledge Agreement, executed in the English language. All certificates, reports, notices and other documents and communications given or delivered pursuant to this Agreement and the other Loan Documents shall be in the English language or, if not in the English language, shall be accompanied by a certified English translation thereof. In the case of any document originally issued in a language other than English, the English language version of any such document shall, absent demonstrated error, control the meaning and interpretation of the matters set forth therein.

11.16    Aruban Collateral Documents

         The Bolivar Aruba Pledge Agreement, the Orinoquia Pledge Agreement and the Aruban Security Agreement (and any other Instrument granting a Lien in favor of the Lender Parties which is governed by the laws of Aruba; collectively, the "Aruban Collateral Documents") shall be entered into by the Collateral Agent acting in its own name and on behalf of itself and not as an agent or representative of any of the Lenders (the Collateral Agent acting in its individual capacity for this purpose, the "Security Trustee"). The Borrower hereby irrevocably and unconditionally covenants and agrees with the Finance Parties that the Borrower shall pay to the Security Trustee all amounts from time to time due and payable by it under the Obligations, if and when such amounts become due and payable, in order to enable the Security Trustee to make any payments due to the Lenders in accordance with this Agreement. The Obligations of the Borrower are obligations and liabilities of the Borrower to the Security Trustee separate and independent from and without prejudice to any Obligations of the Borrower to the Lenders, provided that the total amounts due and payable to the Lenders under such obligations shall be decreased to the extent that the relevant grantor under any of the Aruban Collateral Documents shall have paid any amounts to the Lenders or the Collateral Agent (or any of the foregoing) which are due and payable to them or any of them under this Agreement. The Aruban Collateral Documents shall be entered into by the Security Trustee to secure those separate obligations to the Security Trustee. In the event of foreclosure of the Aruban Collateral Documents, the Security Trustee shall share the proceeds of such foreclosure, after deduction of all costs and expenses related to such foreclosure, with the Lenders as if such proceeds were received by the Security Trustee in its capacity as Collateral Agent.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the day and year first above written.

                                      MINERAS BONANZA C.A.
                                      as the Borrower


                                      By: /s/ Marc. J. Oppenheimer
                                          -------------------------------------
                                               Marc. J. Oppenheimer
                                      Title:   President

                                      Address for Notices:
                                      --------------------

                                      c/o Gomez Coffin & Tejera - Paris
                                      Abogados
                                      Avenida Las Mercedes
                                      Torre Forum, Piso 12, El Rosal
                                      Caracas 1050
                                      Venezuela

                                      Facsimile No.:   58-2-952-5011/0811
                                      Attention:       Dr Gonzalo Tejera-Paris

                                      With a copy to:

                                      Crystallex International Corporation
                                      Third Floor
                                      25 Rockwood Place
                                      Englewood
                                      New Jersey 07651

                                      Attention: Marc J. Oppenheimer

                                      Facsimile No:     1-201-541-7819

                                      With a copy to:

                                      McCarthy Tetrault
                                      Suite 2000
                                      One London Place
                                      255 Queens Avenue
                                      London, Ontario
                                      N6A 5R8

                                      Attention:   Daniel R. Ross

                                      Facsimile:   1-519-660-3599

                                      REVEMIN II, C.A.
                                      as an additional Project Party


                                      By: /s/ Marc. J. Oppenheimer
                                          -------------------------------------
                                               Marc. J. Oppenheimer
                                      Title:   President

                                      Address for Notices:
                                      --------------------

                                      c/o Gomez Coffin & Tejera - Paris
                                      Abogados
                                      Avenida Las Mercedes
                                      Torre Forum, Piso 12, El Rosal
                                      Caracas 1050
                                      Venezuela

                                      Facsimile No.:   58-2-952-5011/0811
                                      Attention:       Dr Gonzalo Tejera-Paris

                                      With a copy to:

                                      Crystallex International Corporation
                                      Third Floor
                                      25 Rockwood Place
                                      Englewood
                                      New Jersey 07651

                                      Attention: Marc J. Oppenheimer

                                      Facsimile No:     1-201-541-7819

                                      With a copy to:

                                      McCarthy Tetrault
                                      Suite 2000
                                      One London Place
                                      255 Queens Avenue
                                      London, Ontario
                                      N6A 5R8

                                      Attention:   Daniel R. Ross

                                      Facsimile:   1-519-660-3599

                                      BOLIVAR GOLDFIELDS A.V.V.
                                      as an additional Project Party


                                      By: /s/ Marc. J. Oppenheimer
                                          -------------------------------------
                                               Marc. J. Oppenheimer
                                      Title:   President

                                      Address for Notices:
                                      --------------------

                                      c/o Eurotrust International A.V.V.
                                      Lloyd G. Smith Boulevard 160
                                      2nd Floor, Suite 306
                                      Orangestad
                                      Aruba
                                      Netherlands Antilles

                                      Facsimile No.:    297-830-932

                                      Attention:        Muller F. Solognier

                                      With a copy to:

                                      Crystallex International Corporation
                                      Third Floor
                                      25 Rockwood Place
                                      Englewood
                                      New Jersey 07651

                                      Attention: Marc J. Oppenheimer

                                      Facsimile No:     1-201-541-7819

                                      With a copy to:

                                      McCarthy Tetrault
                                      Suite 2000
                                      One London Place
                                      255 Queens Avenue
                                      London, Ontario
                                      N6A 5R8

                                      Attention:     Daniel R. Ross

                                      Facsimile:     1-519-660-3599

                                      ORINOQUIA MINING A.V.V.
                                      as an additional Project Party


                                      By: /s/ Marc. J. Oppenheimer
                                          -------------------------------------
                                               Marc. J. Oppenheimer
                                      Title:   President

                                      Address for Notices:
                                      --------------------

                                      c/o Eurotrust International A.V.V.
                                      Lloyd G. Smith Boulevard 160
                                      2nd Floor, Suite 306
                                      Orangestad
                                      Aruba
                                      Netherlands Antilles

                                      Facsimile No.:    297-830-932
                                      Attention:        Muller F. Solognier

                                      With a copy to:

                                      Crystallex International Corporation
                                      Third Floor
                                      25 Rockwood Place
                                      Englewood
                                      New Jersey 07651

                                      Attention: Marc J. Oppenheimer

                                      Facsimile No:     1-201-541-7819

                                      With a copy to:

                                      McCarthy Tetrault
                                      Suite 2000
                                      One London Place
                                      255 Queens Avenue
                                      London, Ontario
                                      N6A 5R8

                                      Attention:    Daniel R. Ross

                                      Facsimile:    1-519-660-3599

                                      CRYSTALLEX INTERNATIONAL CORPORATION
                                      as an additional Project Party


                                      By: /s/ Marc. J. Oppenheimer
                                          -------------------------------------
                                               Marc. J. Oppenheimer
                                      Title:   President

                                      Address for Notices:
                                      --------------------

                                      Crystallex International Corporation
                                      Third Floor
                                      25 Rockwood Place
                                      Englewood
                                      New Jersey 07651

                                      Attention: Marc J. Oppenheimer

                                      Facsimile No:     1-201-541-7819

                                      With a copy to:

                                      McCarthy Tetrault
                                      Suite 2000
                                      One London Place
                                      255 Queens Avenue
                                      London, Ontario
                                      N6A 5R8

                                      Attention:    Daniel R. Ross

                                      Facsimile:    1-519-660-3599

Commitment Amount: U.S.$8,500,000     STANDARD BANK LONDON LIMITED
                                      as a Lender


                                      By: /s/ Steven Sharpe
                                         -------------------------------------
                                               Steven Sharpe
                                      Title:   Assistant General manager


                                      By: /s/ D.M. Newport
                                         -------------------------------------
                                               D.M. Newport
                                      Title:   Head of mining finance

                                      Lending Office:




                                      Address for Notices:
                                      --------------------

                                      Standard Bank London Limited
                                      Cannon Bridge House
                                      25 Dowgate Hill
                                      London EC4R 2SB

                                      Facsimile No.:    44-207-815-4284
                                      Attention:        Steven Sharpe

                                      STANDARD BANK LONDON LIMITED
                                      as Administrative Agent


                                      By: /s/ Steven Sharpe
                                         -------------------------------------
                                               Steven Sharpe
                                      Title:   Assistant General manager


                                      By: /s/ D.M. Newport
                                         -------------------------------------
                                               D.M. Newport
                                      Title:   Head of mining finance

                                      Address for Notices:
                                      --------------------

                                      Standard Bank London Limited
                                      Cannon Bridge House
                                      25 Dowgate Hill
                                      London EC4R 2SB

                                      Facsimile No.:    44-207-815-4284
                                      Attention:        Steven Sharpe


                                      STANDARD BANK LONDON LIMITED
                                      as Collateral Agent


                                      By: /s/ Steven Sharpe
                                         -------------------------------------
                                               Steven Sharpe
                                      Title:   Assistant General manager


                                      By: /s/ D.M. Newport
                                         -------------------------------------
                                               D.M. Newport
                                      Title:   Head of mining finance

                                      Address for Notices:
                                      --------------------

                                      Standard Bank London Limited
                                      Cannon Bridge House
                                      25 Dowgate Hill
                                      London EC4R 2SB

                                      Facsimile No.:    44-207-815-4284
                                      Attention:        Steven Sharpe


                                                SCHEDULE I

                                            DISCLOSURE SCHEDULE

Item 1 - Approvals
------------------

Part A - Existing Material Approvals/Environmental

DESCRIPTION                                     IDENTIFICATION/                DATE                    AGENCY
                                             REGISTRATION NUMBER
                                                (IF APPLICABLE)

1.   Environmental Permit for Santa        N/A                         May 21, 1992          Ministerio del Ambiente y
     Barbara houses (Spanish)                                                                de los Recursos Naturales
                                                                                             Renovables*

2.   Environmental Permit for              77-01-45-420/95             October 18,1995       Ministerio del Ambiente y de los
     Revemin II, C.A. (Spanish)                                                              Recursos NaturalesRenovables*

3.   Environmental Permit for Mineras      77-01-42-281/97             July 22, 1997         Ministerio del Ambiente y
     Bonanza, C.A (Spanish)                                                                  de los Recursos Naturales
                                                                                             Renovables*

Existing Materials Approvals/Project

DESCRIPTION                                     IDENTIFICATION/                DATE                    AGENCY
                                              REGISTRATION NUMBER
                                               (IF APPLICABLE)

1.   Authorization for exporting gold      985                         March 26, 1998        Banco Central de Venezuela
     (Spanish)

2.   Concession Agreement dated            No. 3, Pages 7 to 9 of      February 20, 1970,    Minstery of Mines and
     February 20, 1970, issued to          the First Protocol of the   (assigned June 5,     Hydrocarbons (predecessor to
     Juvenal Herrera, assigned on          Second Quarter of 1970      1989)                 Ministry of Energy and Mines)
     June 5, 1989 to Bonanza               (Oficina Subalterna de
                                           Registro del Distrito
                                           Roscio del Estado
                                           Bolivar), dated November
                                           18, 1970

3.   Exemption for Value Added Tax         288                         December 4, 1997      SENIAT

4.   Permit to Sell Gold (Spanish)         1.336-J-R1                  October 30, 1977      Ministry of Energy and
                                                                                             Mines

5.   Tax exemption on importation of       2482                        December 29, 1997     SENIAT
     mining equipment (Spanish)

Part B - Pending Material Approvals

Not Applicable.



Item 2 - Current/Pending Project Documents
------------------------------------------

NAME OF CONTRACT                        PURPOSE                           COUNTERPARTY               DATE OF EXECUTION

Surface Use Agreement        Use of surface of Tomi Mine     Mr. Saud (owner of relevant
                                                             surface land)

Milling Agreement            Milling of ore                  Bonanza; Revemin                        June 19, 1998


Item 3 - Existing Defaults
--------------------------

                                                                   Bolivars (millions)             US Dollars

Accounts Payable                                                       As of July 17
----------------                                                             795.78           $1,160,029 (of which $817,749
                                                                                              was outstanding over 60 days)

Unpaid Withholdings (Source Deductions)                                As of June 30
Social Security                                                               31.39
Education Program                                                              0.82
Housing Program                                                               11.78
Union Fee                                                                      0.98
Unemployment                                                                   5.29
I/tax withheld                                                                 5.73
Union contribution                                                             1.36
Commercial credits                                                            20.63
Salaries Embargos                                                              0.46
Savings Plan                                                                   3.55
Other Withholdings                                                             2.16
Funeral Plan                                                                   0.77
                                                                    ----------------
                                                                              84.91                   $123,775

Labor Related Liabilities                                              As of June 30
-------------------------
Vacations                                                                     71.06
Vacation Bonus                                                                12.50
Interest on severance payments                                               138.04
Housing program                                                               14.44
Year end bonus                                                               114.56
Unemployment                                                                  20.97
Social security                                                              171.94
Education program                                                             21.48
Savings plan                                                                   2.17
Other                                                                          6.89
Severance Payment                                                            375.35
Severance Payment (adjustment)                                                (4.87)
                                                                    ----------------
                                                                             944.54                 $1,376,874

Tax withholdings not made on interest payments to bank                                                $158,000
(includes penalty + interest)
Fine for late remittance of VAT and withholdings                                                      $182,200
Fine for late payment of housing program                                                               $41,500
Fine for late payment of social security                                                              $109,640
Tax and interest on unreported income in 1998                                                         $107,000
Unpaid and overdue Revemin taxes                                             138.827                  $202,372
Unpaid and overdue Bonanza taxes                                      (1998) 134.29                   $195,761
                                                                      (1999) 155.00                   $225,948
                                                                                              ----------------
                                                                                                    $3,883,098

Item 4 - Litigation
-------------------
Not applicable.

Item 5 - Taxes
--------------


                                                                   Bolivars (millions)             US Dollars

Accounts Payable                                                       As of July 17
----------------
                                                                             795.78        $1,160,029 (of which $817,749
                                                                                           was outstanding over 60 days)

Unpaid Withholdings (Source Deductions)                                As of June 30
Social Security                                                               31.39
Education Program                                                              0.82
Housing Program                                                               11.78
Union Fee                                                                      0.98
Unemployment                                                                   5.29
I/tax withheld                                                                 5.73
Union contribution                                                             1.36
Commercial credits                                                            20.63
Salaries Embargos                                                              0.46
Savings Plan                                                                   3.55
Other Withholdings                                                             2.16
Funeral Plan                                                                   0.77
                                                                    ----------------
                                                                              84.91                   $123,775

Labor Related Liabilities                                              As of June 30
-------------------------
Vacations                                                                     71.06
Vacation Bonus                                                                12.50
Interest on severance payments                                               138.04
Housing program                                                               14.44
Year end bonus                                                               114.56
Unemployment                                                                  20.97
Social security                                                              171.94
Education program                                                             21.48
Savings plan                                                                   2.17
Other                                                                          6.89
Severance Payment                                                            375.35
Severance Payment (adjustment)                                                (4.87)
                                                                    ----------------
                                                                             944.54                 $1,376,874

Tax withholdings not made on interest payments to bank                                                $158,000
(includes penalty + interest)
Fine for late remittance of VAT and withholdings                                                      $182,200
Fine for late payment of housing program                                                               $41,500
Fine for late payment of social security                                                              $109,640
Tax and interest on unreported income in 1998                                                         $107,000
Unpaid and overdue Revemin taxes                                              138.827                 $202,372
Unpaid and overdue Bonanza taxes                                       (1998) 134.29                  $195,761
                                                                       (1999) 155.00                  $225,948
                                                                                               ---------------
                                                                                                    $3,883,098


Item 6 - Mining Rights
----------------------

DESCRIPTION OF CURRENT MINERAL RIGHTS                                    REGISTRATION NUMBER

1.   Resolution dated February 20, 1970, approving and authorizing the   Resolution No. 230, published in the
     issuance of the title to the Tomi Concession to Messr. Juvenal      Venezuelan Official Gazette No. 29. 177 on
     Herrera ("Herrera") by the Ministry of Mines and Hydrocarbons       March 30, 1970.
     (predecessor to the Ministry of Energy and Mines).

2.   Manuscript title of the Tomi Concession, granted by the Ministry    No. 3, Pages 7 to 9 of the First Protocol of
     of Mines and Hydrocarbons (predecessor to Ministry of Energy and    the Second Quarter of 1970 (Oficina
     Mines) to Herrera, granting the right to exploit vein gold for a    Subalterna de Registro del Distrito Roscio
     period of fifty (50) years.                                         del Estado Bolivar), dated November 18, 1970.

3.   Copy of Title to the Tomi Concession, dated November 18, 1970.      Venezuelan Official Gazette No. 29.415, dated
                                                                         January 13, 1971.

4.   Official Notice of the Ministry of Energy and Mines authorizing     DGSMG-DM-DFC-DCF-293, issued September 4,
     the Assignment of the title to the Tomi Concession from Herrera     1991.
     to Bonanza.

5.   Publication by the Ministry of Energy and Mines of the Official     Venezuelan Official Gazette No. 4.327
     Notice of Assignment of the title to the Tomi Concession from       Extraordinary, dated October 10, 1991.
     Herrera to Bonanza.



Item 7 - Assets; Properties
---------------------------
Not Applicable.

Item 8 - Contractual Obligations
--------------------------------
Not Applicable.

Item 9 - Subsidiaries
---------------------

A.       VENEZUELA

1.       Mineras Belen C.A.
         ------------------

         Capital           Bs 50,000,000

         Shares 40,000 Class A with a par value of Bs 1,000 each 10,000 Class B with a par value of Bs 1,000 each

         Shareholders      Flensburg International A.V.V.     32,000 Class A shares     (64%)
                           Orinoquia Mining A.V.V.            8,000 Class A shares      (16%)
                           Flowerdale International A.V.V.    8,000 Class B shares      (16%)
                           Sealey International A.V.V.        2,000 Class B shares      (4%)

2.       Mineras Bonanza, C.A.
         ---------------------

         Capital           Bs 86,650,000

         Shares            86,650 with a par value of Bs 1,000 each

         Shareholder       Orinoquia Mining A.V.V.            86,650 shares             (100%)


3.       Revemin II, C.A.
         ----------------

         Capital           Bs 21,000,000

         Shares 1,470 Class A with a par value of Bs 1,000 each 19,530 Class B with a par value of Bs 1,000 each

         Shareholders      CVG                                1,470 Class A shares      (7%)
                           Orinoquia Mining A.V.V.            19,530 Class B shares     (93%)

4.       Minera Dividival, C.A.
         ----------------------

         Capital           Bs 20,000,000

         Shares 16,000 Class A with a par value of Bs 1,000 each 40,000 Class B with a par value of Bs 1,000 each

         Shareholders      Crestview A.V.V.                   12,800 Class A shares     (64%)
                           Orinoquia Mining A.V.V.            3,200 Class A shares      (16%)
                           Flowerdale International A.V.V.    3,200 Class B shares      (16%)
                           Sealey International A.V.V.        800 Class B shares        (4%)

5.       Minera Dividivaldos, C.A.
         -------------------------

         Capital           Bs 20,000,000

         Shares 16,000 Class A with a par value of Bs 1,000 each 4,000 Class B with a par value of Bs 1,000 each

         Shareholders      Nashville International A.V.V.     12,800 Class A shares     (64%)
                           Orinoquia Mining A.V.V.            3,200 Class A shares      (16%)
                           Flowerdale International A.V.V.    3,200 Class B shares      (16%)
                           Sealey International A.V.V.        800 Class B shares        (4%)

6.       Mineras Estratos C.A.
         ---------------------

         Capital           Bs 50,000,000

         Shares            50,000 with a par value of Bs 1,000 each

         Shareholder       Marwani Goldfields AVV             50,000 shares              (100%)

7.       Desarrollos del Cuyuni C.A.
         ---------------------------

         Capital           Bs 101,500,000

         Shares            101,500,000 with a par value of Bs 1.000 each

         Shareholder       Finward International Inc.         101,500,000 shares         (100%)



8.       Consolidated Orinoquia Mining de Venezuela C.A.
         -----------------------------------------------

         Capital           Bs 70,000

         Shares            70,000 with a par value of Bs 1.000 each

         Shareholder       MDC Mining Development Corporation AVV      70,000 shares           (100%)

B.       ARUBA

1.       Flensburg International A.V.V.
         ------------------------------

         Capital           US$6,000

         Shares            1,000 with a par value of US$1.00 each
                           5,000 with no par value

         Shareholder       Orinoquia Mining A.V.V.           1,000 shares (p.v. $1.00)        (100%)

2.       Crestview International A.V.V.
         ------------------------------

         Capital           US$6,000

         Shares            1,000 with a par value of US$1.00 each
                           5,000 with no par value

         Shareholder       Orinoquia Mining A.V.V.            1,000 shares (p.v. $1.00)        (100%)

3.       Nashville International A.V.V.
         ------------------------------

         Capital           US$6,000

         Shares            1,000 with a par value of US$1.00 each
                           5,000 with no par value

         Shareholder       Orinoquia Mining A.V.V.            1,000 shares (p.v. $1.00)        (100%)

4.       Finward International Inc.
         --------------------------

         Capital           US$1,000

         Shares            1,000 with a par value of US$1.00 each

         Shareholder       Marwani Goldfields A.V.V. 1,000 shares                              (100%)

5.       Orinoquia Mining A.V.V.
         --------------------------

         Capital           US$6,000

         Shares            1,000 with a par value of US$1.00 each
                           5,000 with no par value

         Shareholder       Bolivar Goldfields A.V.V.          1,000 shares (p.v. $1.00)        (100%)



6.       Marwani Goldfields A.V.V.
         -------------------------

         Capital           US$6,000

         Shares            1,000 with a par value of US$1.00 each
                           5,000 with no par value

         Shareholder       Bolivar Goldfields A.V.V.          1,000 shares (p.v. $1.00)        (100%)

7.       MDC Mining Development Corporation A.V.V.
         -----------------------------------------

                           Capital US$206,000,000

         Shares            1,000 voting-A with a par value of US$1.00 each
                           5,000 voting-A with no par value
                           200,000 non-voting, non-cumulative preference B with a par value of US$1.00 each

         Shareholder       Bolivar Goldfields A.V.V.          1,000 A shares (p.v. $1.00)
                                                              and 11,110,000 B shares          (100%)

Item 10 - Material Patents and Trademarks
-----------------------------------------
Not Applicable.

Item 11 - Technology
--------------------
Not Applicable.

Item 12 - Environmental Matters
-------------------------------
Not Applicable.

Item 13 - Indebtedness
----------------------
Not Applicable.

Item 14 - Liens
---------------
Not Applicable.

Item 15 - Take or Pay Contracts
-------------------------------

Item 16 - Royalty Agreements
----------------------------

Agreements
----------

Description                                                     Date of Agreement          Amount     Interested Party
-----------                                                     -----------------          ------     ----------------

1    1.75% royalty payable upon approval of feasibility study     March, 1997               1.75%    Bongold A.V.V.

2.   1.75% NSR on gross sales revenue of the Tomi Mine as per     March, 1997               1.75%    Bongold A.V.V.
     the Base Case payable over the life of the Tomi Mine

3.   3.5% royalty payable on reserves in excess of currently      March, 1997               3.5%     Bongold A.V.V.
     identified reserves, up to 2,000,000 ounces

4.   3.5% NSR on exploited reserves above 2,000,000 ounces        March, 1997               3.5%     Bongold A.V.V.

5.   1.0% NSR on reserves in excess of currently identified       November 19, 1996         1.0%     Andres Carrera
     reserves

6.   1.0% NSR on reserves in excess of currently identified       November 7, 1996          1.0%     Burnaby A.V.V.
     reserves



Taxes
-----

Tax                        Description                                 Date Payable                Payable To
---                        -----------                                 ------------                ----------

1.   Exploitation Tax      1.  1% on Domestic Sales (currently         Payable from time to time   Ministry of Energy
                               estimated to be 15% of total gold       as sales are generated      and Mines
                               sales)

                           2.  2% on Exports (currently estimated      Payable from time to time   Ministry of Energy
                               to be 85% of total sales) as            as sales are generated      and Mines
                               provided for in the Export Licence

2.   Refining Fee          2% on the gross metal value                 Payable from time to time   Banco Central de
                                                                       as metal is refined         Venezuela

                                  SCHEDULE II

                             ADDITIONAL COSTS RATE

1. The Additional Costs Rate applicable to an Interest Period shall be the rate determined by each relevant Lender (and communicated to the Administrative Agent) to be equal to the arithmetic mean (rounded upwards, if necessary, to four decimal places) of the rates resulting from the application of the following formula:

                                   A x 0.01%
                                   ---------
                                      300

         where, in each case, on the day of application of that formula by each relevant Lender:

         A is the rate of charge payable by each relevant Lender to the Financial Services Authority under paragraph 2.02 or 2.03 (as the case may be) of the Fees Regulations (but where, for this purpose, the figures at paragraphs 2.02(b) and 2.03(b) of the Fees Regulations shall be deemed to be zero) and expressed in pounds per (pound)1 million of the Fee Base of such Lender.

2.       For the purposes of this Schedule:

         "Eligible Liabilities" and "Special Deposits" have the meanings given to those terms under the Bank of England Act 1998 or by the Bank of England (as may be appropriate), on the day of the application of the formula;

         "Fee Base" has the meaning given to that term for the purposes of, and shall be calculated in accordance with, the Fees Regulations;

         "Fees Regulations" means, as appropriate, either:

         (a)      the Banking Supervision (Fees) Regulations 1998; or

         (b) such regulations as from time to time may be in force relating to the payment of fees for banking supervision in respect of periods subsequent to 28 February 1999.

3. The Additional Costs Rate applicable to the Loan for an Interest Period shall be calculated at or about 11:00 a.m. on the first day of that Interest Period and shall be payable on the date on which interest is payable in respect of that Loan under this Agreement.

4. Each relevant Lender shall determine the Additional Costs Rate by application of the formula set out in paragraph l above on the first day of each Interest Period.

5. If there is any change in applicable law or regulation, or the interpretation thereof, by any governmental authority charged with the administration thereof, or in the nature of any request or requirement by the Financial Services Authority, the Bank of England, or other applicable banking authority, the effect of which is to impose, modify or deem applicable any fees or any reserve, special deposit, liquidity or similar requirements against assets held by, or deposits in, or for the account of, or advances by such Lender, or in any other respect whatsoever, the relevant Lender shall be entitled to vary the formula set out in paragraph 1 above so as (but only so as) to restore such Lender's position - in terms of overall return to the Lender - to that which prevailed before that change became necessary. The Lender shall notify the Borrower and the Administrative Agent of any such necessary variation to the formula and the formula, as so varied, shall be the formula for the purposes of this Agreement with effect from the date of notification.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CRYSTALLEX INTERNATIONAL CORPORATION
                                         --------------------------------------
                                                    (Registrant)

Date:   January 5, 2006                  By: /s/ Dan Hamilton
        -------------------------           -----------------------------------
                                            Name: Dan Hamilton
                                            Title: Vice President, Controller